FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

7 April 2006

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Cadbury Schweppes Report & Accounts 2005 – 7 April 2006

99.2	Cadbury Schweppes Annual Review and Summary Financial Statement 2005 – 7 April 2006

99.3	Cadbury Schweppes Notice of Annual General Meeting 2006 – 7 April 2006

99.4	Cadbury Schweppes Form of Proxy – 7 April 2006

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Cadbury Schweppes Public Limited Company

/s/ John Mills (Registrant)

Signed:	John Mills
Director of Group Secretariat

Dated:	7 April 2006

invest innovate execute

Cadbury Schweppes plc

Report & Accounts 2005

Cadbury Schweppes

Report & Accounts 2005

Registered Office and
Group Headquarters
25 Berkeley Square, London W1J 6HB, UK
Registered in England and Wales No. 52457
Telephone Number: 020 7409 1313
Website: www.cadburyschweppes.com
Group Secretary
Hester Blanks
Senior Independent
Non-Executive Director
Interested persons who wish to communicate with the Non-Executive Directors may do so by writing to Roger Carr at the Company’s registered office.
Registrars
Computershare Investor Services
PLC, P. O. Box 82,
The Pavilions,
Bridgwater Road,
Bristol BS99 7NH, UK
Telephone Number: 0870 873 5803
Fax Number: 0870 703 6103
Email: web.queries@computershare.co.uk

Financial Calendar

	Final Dividend for 2005	Interim Dividend for 2006

Ordinary Shares
Announcement of results	21 February 2006	2 August 2006
Ex-dividend date	26 April 2006	20 September 2006
Record date	28 April 2006	22 September 2006
Dividend payment	26 May 2006	20 October 2006

The Annual General Meeting of the Company is on 18 May 2006. The Notice of Meeting, details of the business to be transacted and arrangements for the Meeting are contained in the separate Annual General Meeting booklet sent to all shareowners.
This document is the Report & Accounts of Cadbury Schweppes public limited company for the period ended 1 January 2006. It contains the annual report and consolidated accounts in accordance with International Financial Reporting Standards (IFRS) accounting principles and regulations, and the company only accounts in accordance with UK generally accepted accounting principles and regulations.
Cadbury Schweppes Report & Accounts 2005

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Description of Business

Report & Accounts 2005 Cadbury Schweppes      1

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Description of Business

Our business
Introduction
Our principal businesses are confectionery and non-alcoholic beverages. We have the largest share of the global confectionery market with broad participation across all categories and by geography. In beverages, we have strong regional presences in North America and Australia.
In this section, we describe our continuing operations, therefore unless specifically stated otherwise, commentary and financials given in this section exclude Europe Beverages, which was sold on 2 February 2006.
Origins and portfolio development
Our origins date back to the founding of Schweppes, a mineral water business, by Jacob Schweppe in 1783, and the opening of a shop which sold cocoa products, by John Cadbury in 1824. The two businesses were merged in 1969 to create Cadbury Schweppes plc. Many of our key brands are long established, having been launched in the late 19th and early 20th centuries, most notably Cadbury Dairy Milk, Dr Pepper and Halls.

Confectionery Brands
Brand	Product	Date Launched

Cadbury	Cocoa Powder	1824
Bassett’s	Sugar Confectionery	1842
Maynards	Sugar Confectionery	1880
Halls Cough Tablets	Cough Drop	1893
Dentyne	Chewing Gum	1899
Cadbury Dairy Milk	Milk Chocolate Bar	1905
Chiclets	Sugar-coated Gum	1914
Clorets	Breath Freshener	1951
Stimorol	Chewing Gum	1956
Trident	Sugar-free Gum	1962
Bubblicious	Bubble Gum	1977
Sour Patch Kids	Sugar Confectionery	1985

Beverages Brands

Brand	Product	Date Launched

Schweppes	Carbonated Water	1783
Mott’s	Apple Juice	1842
Schweppes Tonic Water	Quinine-based Carbonated Drink	1870
Dr Pepper	Carbonated Soft Drink	1885
7 UP	Carbonated Soft Drink	1929
Hawaiian Punch	Non-carbonated Soft Drink	1937
Clamato	Tomato-based Drink	1969
Snapple	Non-carbonated Soft Drink	1972

Over the last 25 years we have significantly changed our geographic and product participation within the confectionery and beverages markets, mainly through a programme of acquisitions and disposals.
We have extended and strengthened our position in certain markets and categories where we believed we could generate faster growth at higher margins, and exited other markets and categories where we felt we had no sustainable competitive advantage and where a sale created value for our shareowners.

The most significant strategic moves over this period have been:
•	1986 and 1987 — sale of the food & beverage and health & household divisions
•	1995 — purchase of Dr Pepper/Seven Up, a carbonated soft drinks business mainly in the US
•	1997 — sale of Coca-Cola & Schweppes Beverages, a soft drink bottling operation, in the UK
•	1999 — sale of beverage brands in approximately 160 markets around the world
•	2000 — purchase of Snapple, a non-carbonated premium beverages business mainly in the US
•	2003 — purchase of the Adams confectionery business, a gum and medicated sugar confectionery business with strong positions in North, Central and South America
•	2006 — sale of Europe Beverages
On 2 February 2006, we announced that we had completed the sale of the Europe Beverages business. Following the disposal of Europe Beverages, we have four regional operating units: Americas Beverages; Americas Confectionery; Europe Middle East and Africa (EMEA), which sells predominantly confectionery; and Asia Pacific, selling both beverages and confectionery (see page 11).
We announced in October 2005 that we intend to dispose of a number of small non-core businesses and brands over the next two years with estimated proceeds of between £250 million and £300 million. In 2005, we sold Holland House Cooking Wines, with Grandma’s Molasses following in early 2006. The combined proceeds were £37 million. On 8 February 2006, we announced that we intend to sell Bromor Foods, our South African beverages business.

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The business today
Confectionery
Our confectionery strategy is to significantly grow our share of the global confectionery market through organic growth and acquisition and by participating in the three categories of chocolate, sugar confectionery and gum. In 2004, we had the number one share of the global confectionery market (source: Euromonitor), having substantially grown share through expansion both geographically and in product participation. We believe that our strong positions in confectionery markets, by both geography and category, provide us with a robust platform for future growth.
Our growth to date has been both organic and through acquisition, notably Wedel in Poland (1999), Hollywood in France (2000), Dandy in Scandinavia (2002) and Adams (2003).
The US$4.2 billion (£2.7 billion) acquisition of Adams in 2003 transformed our position in the confectionery market worldwide. With turnover of around $2 billion on acquisition, a global market share of 24.7% in gum, a focus on the important markets of North and Latin America and a strong position in the growing markets of medicated confectionery, Adams significantly increased our confectionery scale, product range and geographic reach.
At the time of acquisition, Adams had a significant market presence and operations in North, Central and South America which accounted for 75% of its sales. Key markets outside the Americas were the UK, Greece, Egypt, Japan and Thailand. Adams’ sales were focused on a small number of global and regional brands, mainly in the gum and medicated sugar confectionery categories. With a number two share of the worldwide gum market, the acquisition added the Trident, Dentyne/Dentyne Ice, Chiclets and Bubbas range of gum and bubblegum brands to the Group. Halls is the number one sugar brand and the leading medicated brand worldwide (source: Euromonitor 2004).
We now have the largest share of the global confectionery market at 10%, an increase of 40 basis points over the previous year (source: Euromonitor 2004). This compares with a market share of 5.3% in 2001. (source: Euromonitor)
We have strong positions in many of the world’s important confectionery markets: number one or two market shares in 24 of the top 50 (see table overleaf), and a leading market share in all of our geographic regions.

Main Confectionery Acquisitions and Disposals 1999 – 2006
Acquired/Disposed;
Date	Company	Country	Percent Holding	Consideration	Description/Comments

Feb-99	Wedel	Poland	Acquired 100%	£49 million	The number one chocolate brand in
Poland at the time of acquisition

Aug-00	Hollywood	France	Acquired 100%	Not disclosed	The number one chewing gum business
in France

Feb-02	Cadbury India	India	Share increased	£111 million	Buy-out of the minority shares. By the
			from 49% to 94%		end of 2005, our shareholding had
reached 97.4%

May-02	Kent	Turkey	Acquired 65%	US$95 million	Turkey’s leading sugar confectionery
company

Sept-02	Dandy	Denmark	Acquired 100%	£222 million	Fourth largest chewing gum company
worldwide at the time of acquisition
with key markets in Scandinavia,
Switzerland and Russia

Mar-03	Adams	US	Acquired 100%	US$4.2 billion	Second largest chewing gum business
worldwide

Sept-04	Moirs	South Africa	Disposed 100%	ZAR152 million	South African foods division

May-05	Green &	UK	Share increased	Not disclosed	Leading UK producer of luxury organic
	Black’s		from 5% to 100%		chocolate

Feb-06	Cadbury	Nigeria	Share increased	£19.7 million	Nigeria’s leading sugar confectionery,
	Nigeria		from 46% to 50.02%		chewing gum and food beverages company

We have also agreed to make the acquisitions shown in the table below. The acquisitions are expected to be completed in the first half of 2006.

Acquired;
Company		Country	Percent Holding	Consideration	Description/Comments

Kent		Turkey	Share increase from 65% to 95%	Approximately £55 million	Turkey’s leading sugar confectionery company

Dan Products		Botswana	100%	£33 million	Sells chewing gum in South Africa under the Stimorol and Dirol brands

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Description of Business

Number of No.1 or No.2 Positions in the Top 50 Confectionery Markets by Geography
	Cadbury Schweppes	Nestlé	Kraft	Mars	Wrigley	Hershey

No.1 Position	16	6	5	2	5	1
No.2 Position	8	10	5	6	3	1
Total Confectionery	24	16	10	8	8	2

Source: Euromonitor 2004

Our confectionery turnover is generated from products spanning the full range of the market: chocolate, sugar and gum. The table below shows our leading market share in the global confectionery market and our shares in each of these three categories.

Market Share in the Global Confectionery Market (US dollar share)
	Global
	Confectionery
	Market	Chocolate	Sugar	Gum

Cadbury Schweppes	10.0%	7.8%	6.9%	26.0%

Mars	9.2%	15.2%	3.1%	0.2%

Nestlé	7.8%	12.3%	3.6%	—

Hershey	5.8%	8.4%	3.1%	1.7%

Wrigley	4.9%	—	0.3%	36.0%

Kraft	4.9%	7.3%	2.7%	0.5%

Source: Euromonitor 2004

The table below shows the change in percentage contributions to our confectionery turnover on both a product and a geographic basis between 1997 and 2005. In 1997, around 70% of our confectionery turnover was generated by chocolate; in 2005 this figure was around 45%, with 29% generated by gum, and 26% by other sugar products. In 1997, nearly 90% of our confectionery turnover was generated in EMEA and Asia Pacific, particularly in the UK and Australia. In 2005 EMEA accounted for just over half and the Americas just over a quarter, as compared with just over 10% in 1997.

We have 67 (2004: 68) manufacturing facilities. Further details of these facilities are provided on page 18. Our main confectionery brands are Cadbury, Bassett’s, Dentyne, Halls, Hollywood, Stimorol, Dirol, Trebor, Trident and Wedel.
Our brands have regional or local strengths, with the exception of Halls, which is sold in every one of our regions. Details of our main confectionery brands by region can be found on pages 12 to 13.

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Beverages
Our beverages strategy is to focus on strong regional beverages businesses. The business is concentrated in two regions: the Americas and Australia.
In 1999, we sold our beverages businesses in around 160 countries to focus on those regions where we had or could build a sustained competitive advantage. The sale of our Continental European businesses was prevented by competition authorities, so we resolved instead to retain and build them through the acquisitions of La Casera, Orangina and Apollinaris & Schweppes.
In 2005, we concluded that growth and returns could be better increased through continued focus and investment in our advantaged global confectionery business and American and Australian regional beverages operations rather than by further investment in Europe Beverages. Therefore, we decided it would be in the best interests of our shareowners to sell the
Europe Beverages business. The sale for €1.85 billion was completed on 2 February 2006.
In the Americas we operate a geographically cohesive business in the US, Mexico and Canada, entirely within the North America Free Trade Agreement (NAFTA) region, which generates high returns and cash flow. We have increased the scale of our operations and expanded our brand portfolio, particularly in the non-carbonated sector of the beverages market, through the acquisition of Snapple in the US (2000), the Orangina brand globally (2001), and Squirt in Mexico (2002). Following the sale of Europe Beverages, we sell the Orangina brand under licence in the US and licence our US non-carbonated brands in Europe.
In Australia, the acquisition of the Pepsi Lion Nathan joint venture significantly strengthened our number two position in the Australian soft drinks market, both increasing our manufacturing scale and broadening our brand portfolio.

Main Beverages Acquisitions and Disposals 2000 – 2006
Acquired/Disposed;
Date	Company	Country	Percent Holding	Consideration	Description/Comments

Oct-00	Pepsi Lion	Australia	Acquired 100%	Not disclosed	Acquired the bottling and franchise
	Nathan				rights to Pepsi’s brands in Australia

Oct-00	Snapple	US	Acquired 100%	£1.2 billion	Leading US premium non-carbonated
beverages business. Main brands were
Snapple, RC Cola and Mistic

Jul-01	La Casera	Spain	Acquired 100%	£65 million	Spain’s third largest soft drinks producer

Oct-01	Orangina	France	Acquired 100%	£445 million	Soft drink brands in Continental Europe,
North America and Australia

Feb-02	Squirt	Mexico	Acquired 100%	Not disclosed	Acquisition of the Squirt brand in
Mexico. We already owned the Squirt
brand in the US

Nov-02	Apollinaris &	Germany	Share increased	£115 million	Buy-out of the remaining 72% interest
	Schweppes		from 28% to 100%		in our German associate

Feb-06	Europe	France,	Disposed	€1.85 billion	Sale of our remaining Europe
	Beverages	Spain and	100%	(£1.26 billion)	Beverages businesses
Germany

In the Americas, the combination of our three North American businesses — Dr Pepper/Seven Up, Mott’s and Snapple — into a single cohesive unit is enabling us to better leverage our powerful soft drinks brand portfolio, both flavoured carbonated (including Dr Pepper, 7 UP, Sunkist and A&W) and non-carbonated (including Snapple and Mott’s). In 2005 we grew our share of the US carbonated soft drinks market, the world’s largest, by 40 basis points to 17%. Together, our US beverages and confectionery businesses make us the 10th largest food supplier to the US grocery trade. Similarly in Australia, our combined confectionery and full system beverages businesses make us the fourth largest supplier of food products to the grocery trade.
Details of our main beverage brands by region can be found on pages 11 to 13.

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Description of Business
Goals and Priorities
2005 Goals and Priorities

2004–7 Goals		2005 Priorities

1	Deliver superior shareowner performance	1	Deliver annual contract
		2	Execute Fuel for Growth and focus on Free Cash Flow

2	Profitably and significantly increase global	3	Invest, innovate and execute
	confectionery share	4	Execute Smart Variety

3	Profitably secure and grow regional beverages share	5	Invest, innovate and execute
		6	Strengthen non carbonated drinks and route to market

4	Ensure our capabilities are best in class	7	Roll-out Building Commercial Capabilities
		8	Refine Supply Chain disciplines

5	Reinforce reputation with employees and society	9	Motivate, develop and reward our people
		10	Continue high Corporate and Social Responsibility standards

In October 2003, we set our strategic goals for the 2004 – 2007 period. Each goal has two priorities. While our goals are unlikely to change from year to year, the priorities may, depending on prevailing business needs and the market environment. The goals provide a small number of clear and achievable objectives against which our senior managers report and are incentivised.
We believe we can consistently deliver superior shareowner performance by profitably growing our global confectionery and regional beverages businesses; by ensuring that our team and its capabilities are best in class; and by ensuring that we have strong relationships with our employees and the communities in which we do business.
Goal one
Our first goal and overarching objective is to deliver superior shareowner returns. Performance in respect of this goal is measured by comparing our Total Shareowner Return (TSR) against a set of 28 international fast moving consumer goods (FMCG) peers. In 2005 our TSR of 23% was in the top quartile of these peers.
We believe there is a direct link over time between superior business performance and superior shareowner returns. We measure our annual performance based on three key business performance indicators — sales, margins and cash flow — within set goal ranges.
•	Revenue growth in our base business of between 3% and 5% per annum at constant exchange rates
•	Underlying operating margin growth of between 50 and 75 basis points per annum at constant exchange rates
•	Free cash flow totalling £1.5 billion over the four year period to 2007 at constant exchange rates
The Fuel for Growth programme was designed to reduce our direct and indirect cost base by £400 million per annum by 2007. Following the sale of Europe Beverages, which accounted for approximately 10% of the Group, the targeted savings under the Fuel for Growth initiative have been reduced to £360 million. So far, we have realised cost savings of
£180 million. Delivery of the remainder will provide further support for the achievement of our margin growth goal in 2006 and 2007.
In 2005, we invested an additional £75 million in growth and capability related initiatives, including innovation, information technology, science and technology, commercial and sales force capabilities and the understanding of our customers.
In order to achieve our free cash flow goal of £1.5 billion between 2004 and 2007, we are focused on both driving profitable growth and optimising allocation of our capital. Our free cash flow in 2005 was £404 million (2004: £229 million). The free cash flow goal is measured at constant 2003 exchange rates. On this basis, the cumulative free cash flow generated since 2004 is £715 million and was £450 million in 2005. In 2006, we will continue to implement programmes to reduce working capital and increase capital efficiency, specifically targeting improvements in receivables and inventory. As part of this goal, we are also targeting proceeds of approximately £100 million from the sale of surplus properties by 2007.
We are also seeking opportunities to realise cash flow through the sale of smaller non-core businesses. These disposals, which are not included in our free cash flow target, are expected to raise £250 — £300 million by the end of 2007.
We introduced Managing for Value (MFV) to the Group in 1997. Value Based Management remains fundamental to our strategic and operational processes. It enables us to identify the generators of economic profit, and thus sustainable long-term value growth, within our business; develop and implement strategies that create and sustain the most value; and monitor performance against forecasts. Economic profit is achieved when post-tax operating profit exceeds the cost of the capital used. Economic profit is widely used in Cadbury Schweppes in, for example, assessing products, customers, marketing and asset spend, and setting targets and incentive programmes for our businesses.

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In support of delivering superior performance for our shareowners, a high proportion of senior managers’ compensation is based on MFV principles, with performance targets on incentive plans set to align their interests with those of shareowners. We give details of these performance targets on pages 43 to 49. Executive Directors and senior managers are also required to meet a share ownership requirement; details of this requirement are given on page 44.
Goal two
The second goal is to profitably and significantly increase our global confectionery share. We aim to continue to grow our share of the global confectionery market to widen the gap between us and our competitors.
Our Adams business is now fully integrated and continues to exceed our expectations. The top line is ahead of the acquisition case, margins are significantly improved and we exceeded our cost of capital in 2005, one year ahead of schedule.
The increase in our share of the global confectionery market from 9.6% in 2003 to 10.0% in 2004, giving us market share leadership (Source: Euromonitor 2004), was driven by the combination of our Smart Variety initiative, and higher investment and an increased focus on innovation and market place execution.
The Smart Variety growth initiative recognises that our business model is based on our diverse range of strong local and regional brands. Smart Variety is a commercial discipline which provides us with the decision rules and processes to leverage the combination of our broad product range, geographic reach, routes to market and manufacturing capabilities.
In 2005, we continued to innovate and share our products and technologies across regions, under our Smart Variety growth initiative. An example of this approach was our roll-out of the Cadbury Dairy Milk master branding strategy in Canada and South Africa, following successful launches in Australia, the UK and Ireland in previous years. A key innovation in 2005, and a further example of Smart Variety, was centre-filled pellet gum, which we launched in multiple markets in Europe and in North America. Further details of the performance of our confectionery businesses are set out on pages 68 to 70.
Goal three
Our third goal is to profitably secure and grow our regional beverages share across our businesses in the Americas and Australia. Over the last two years, our primary focus has been on strengthening these businesses through reorganising operating and management structures and concentrating resources on a selection of advantaged brands.
Our beverages business in North America now operates under a single, integrated management structure enabling it to generate significant cost savings and to leverage its scale with customers and suppliers.
In 2005 we shifted our focus in beverages toward increasing innovation and improving market-place execution. Specifically in the US, our key priorities were improving the performance of our non-carbonated brands and strengthening our route to market.
In 2005 we continued to build our share in the US carbonated soft drinks market, driven by the launch of innovative products, such as Dr Pepper Cherry Vanilla, and continued growth in our diet range. We improved the performance of non-carbonated soft drinks through increased investment and enhanced innovation in our four key brands of Snapple, Mott’s, Hawaiian Punch and Clamato. We set out details of our Americas Beverages business and its financial performance on page 68 and of our Australian beverage business on page 69.
In May 2005 a new CEO was appointed at Dr Pepper/ Seven Up Bottling Group, our largest bottling partner in the US. Together, we made progress on key initiatives such as joint buying and further consolidation of the independent bottler network.
In Australia, we have also obtained significant operational and commercial benefits by integrating the beverages and confectionery businesses making us the fourth largest supplier to the grocery trade.
Goal four
Our fourth goal is to ensure our capabilities are best in class, by recruiting new and developing existing employees, and by developing world-class processes and systems. In particular, we have sought to build and improve our capabilities in innovation, consumer insights, sales and marketing, science & technology, sales and operations planning (S&OP) and systems. Since 2003, we have recruited externally over 25% of our 160 most senior employees worldwide, many from other leading consumer products companies. Details of changes to the Board and Chief Executive’s Committee are given on pages 9 and 10.
Product innovation is an important growth driver in the beverages and confectionery markets. We have set an internal ambition of generating 15% of sales from innovation by 2007 and have put in place processes and capabilities to support its achievement. We have made appointments in senior innovation roles at Group and regional level. We have also created global platforms, and a stage and gate process and a knowledge management system to support innovation. Our product innovation is managed and driven through our central and regional Commercial Strategy and Science & Technology functions. We provide further details on both these functions on pages 14 and 15.
Our innovation to sales ratio has increased from 6% in 2003 to 9% in 2004 and 10% in 2005. We divide our innovation into three different types: brand renovation — changes to existing brands; breakthrough innovation — changes bringing a greater differentiation from existing products, and breakout innovation — creation of an entirely new category of product. We include brand renovation in our definition for two years from the date of launch, and breakthrough or breakout innovation for four years.

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Description of Business

In 2004, we undertook a major global consumer segmentation study and in 2005 we launched the Building Commercial Capabilities (BCC) development programme. Together, these give employees a common method of analysing consumer demand, and common tools and processes for developing commercial programmes. We spent approximately £7 million on BCC in 2005. In Supply Chain, we launched initiatives to improve production planning, quality control and safety and environmental standards.
We give further information on the segmentation study and BCC programme under the description of the Global Commercial function on page 14, and we set out supply chain initiatives on page 14 under the description of that function.
Goal five
Our fifth and final goal in 2005 was to reinforce our reputation with employees and society. We take the engagement and commitment of our employees seriously and are strongly committed to the stewardship of the communities where we operate.
We believe that the strong roots of the Cadbury heritage are a competitive advantage. Our priorities are to motivate, reward and develop our employees and maintain our high Corporate and Social Responsibility standards. Details of our policies, and developments in 2005, are set out on pages 21 to 23. We believe our interaction with employees, communities and the environment is critical to business success.
We are committed to achieving high standards of business integrity, ethics and professionalism across all our activities. We support the highest standards of corporate governance, and have a financial Code of Ethics that applies to our Chief Executive Officer and senior financial officers. All executive members of our Board, CEC and Global Leadership Team sign the Cadbury Schweppes Business Principles. Both the Code and Business Principles are available on the Group’s website www.cadburyschweppes.com.
For the full corporate governance report and an outline of the Board of Directors’ remit, composition and activities see pages 27 to 39.

2006 Goals and Priorities
2004–7 Goals		2006 Priorities

1	Deliver superior shareowner performance	1	Deliver annual contract
		2	Extract Fuel for Growth and focus on Free Cash Flow

2	Profitably and significantly increase global	3	Invest, innovate and execute
	confectionery share	4	Leverage Smart Variety

3	Profitably secure and grow regional beverages share	5	Invest, innovate and execute
		6	Strengthen non carbonated drinks and route to market

4	Ensure our capabilities are best in class	7	Embed core processes to improve business planning
		8	Focus on Supply Chain and transform IT

5	Nurture the trust of our colleagues and the	9	Deepen talent pool and increase diversity and
	communities in which we do business		inclusiveness
		10	Continue high Corporate and Social Responsibility
			standards through our actions and our brands

In 2006, our goals remain largely unchanged. We have refined our fifth goal, building on our existing strong reputation with our employees and society, to focus on creating a cohesive and talented workforce, through encouraging inclusiveness and increasing the diversity of our people. We will continue to work to our high standards of corporate and social responsibility both in the way we conduct our business, and in our products and the way we sell them.
We have also altered selected priorities. Our overarching objective of superior shareowner performance is supported by continued execution of these goals and priorities.
Our Fuel for Growth and Smart Variety programmes are now embedded within our processes, and our priority in 2006 is to deliver the maximum benefits for our shareowners by extracting Fuel for Growth benefits and leveraging Smart Variety.
Having rolled out our Building Commercial Capabilities programme to much of the Group in 2005, in 2006 we will concentrate on embedding this and other core processes in the Group, and on improving our business planning in areas such as Sales and Operations Planning and Logistics and Customer Operations. Achieving this will require further changes to our supply chain and IT capabilities, which will be our eighth priority for 2006.
We will publish our third corporate and social responsibility report in 2006. While maintaining our focus on this area we have altered our priorities to ensure that CSR is embedded both in our products and brands, and also in the way in which we interact with the communities in which we operate and do business.

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Organisation structure and management
Regions and functions
We are organised into four business segments which we call regions, and six global functions, as depicted in the chart below. We sold the Europe Beverages region on 2 February 2006.
Each region is focused on commercial operations in its geographical and product area, and also maintains teams from each of the six functions. The four regions are: Americas Beverages; Americas Confectionery; Europe, Middle East and Africa; and Asia Pacific.
The functions are Global Supply Chain, Global Commercial, Science & Technology, Human Resources, Finance and Information Technology, and Legal. Since July 2005, responsibility for company secretarial matters has been separated from the legal function. Each function has a small central team based at Group Headquarters, and regional presences which are coordinated by the central team.
This structure enables us to focus on delivering our commercial agenda and top-line growth, and allows the functions to develop and drive global strategies and processes towards best in class performance, while remaining closely aligned to the regions’ commercial interests.
A description of the regions begins on page 11 and of the functions on page 14.
Board of Directors and Chief Executive’s Committee
The Board is responsible for our overall management and performance, and the approval of our long-term objectives and commercial strategy.
The Chief Executive’s Committee (CEC), which includes the leader of each region and function, reports to the Board and is responsible for the day-to-day management of our operations and the implementation of strategy. This team is responsible to the Board for driving high level performance of our growth, efficiency and capability programmes.
The CEC develops global commercial strategy, and addresses supply chain and major operating issues arising in the normal course of business. This includes reviewing the regions’ and functions’ performance contracts; and determining necessary action relating to financial policy, targets, results and forecasts. It approves some capital and development expenditures according to authorities delegated by the Board; reports to the Board on the Group’s sources and uses of funds, cash position and capital structure; and reviews the structure and policy of Group borrowings. The CEC evaluates foreign exchange, interest rate and other risk management policies, and submits an annual risk management report to the Board. It also reviews proposed acquisitions and disposals, joint ventures and partnerships before submission to the Board, and reviews and approves legal and human resources matters.

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Description of Business

Changes to the composition of the Board and CEC in 2005
In 2005 there were a number of changes to the Board and senior management of the Group.
Changes to senior management in 2005 were as follows:
•	John Sunderland became Non-Executive Chairman on 25 August, having previously been Executive Chairman;

•	Matt Shattock moved from President, Americas Confectionery, to President, Europe, Middle East and Africa;

•	Jim Chambers joined us as President, Americas Confectionery. Jim was previously President, Rémy Amérique, prior to which he was CEO of Paxonix, President and CEO of Netgrocer.com, Group President US business and e-commerce at IRI, and held senior roles at Nabisco;

•	Steve Driver was appointed President, Global Supply Chain following Matthew Litobarski’s retirement. Steve joined us from ICI, where he led the North American Supply Chain function, prior to which he held roles with Unilever, Bestfoods, CPC, Smithkline Beecham and Nabisco;

•	Following Mike Clark’s retirement as Chief Legal Officer and Group Secretary, Henry (Hank) Udow was appointed Chief Legal Officer. Hank joined the Group in 1987, and was most recently Group M&A Director. Also on Mike Clark’s retirement, Hester Blanks was appointed Group Secretary. Hester joined the Group in 1984 and was most recently Legal Director, (Group).

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Regions
The following charts show the relative size of the Group’s regions. Market share information, except where otherwise indicated is sourced from latest available information from IRI or Nielsen for 2005.
Revenue by Region                               Underlying Profit from Operations(1)
(1) For an explanation of underlying profit from operations and a reconciliation to profit from operations see page 58. Excludes Central. In 2005, 60% of our revenue came from confectionery and 40% from beverages. On the same basis, the Americas regions accounted for 46% of revenue, EMEA 36% and Asia Pacific 18%. Developing markets accounted for 23% of revenue, with developed markets accounting for the remainder.
Americas Beverages

	2005	% of Group Total		2005	% of Group Total

Revenue	£1,781m	27%	No of employees	6,605	12%
Profit from operations	£537m	46%	Operating Assets	£494m	24%
Underlying Profit from operations(1)	£524m	44%	No of factories	11
Operating Margin	30.1%
Underlying Operating Margin	29.4%

Main markets:	US, Canada, Mexico
Main brands:	Dr Pepper, Snapple, Mott’s, Hawaiian Punch, Peñafiel, Clamato, 7 UP, Yoo-Hoo, A&W, Sunkist, Diet Rite, Canada Dry, Schweppes, Nantucket Nectars

(1)For an explanation of underlying profit from operations and a reconciliation to profit from operations see page 58. Excludes Central.

The Americas Beverages region comprises operations in the US, Canada and Mexico. The principal products of the business are carbonated and still soft drinks.
In carbonated soft drinks (CSDs), Americas Beverages participates mainly in the flavours (non-cola) segment, where we own the number one or number two brands in most categories in which we compete. Americas Beverages has a 17% share of the US CSD market, the world’s largest. Its main CSD brands are Dr Pepper – the seventh largest US CSD brand, with a 7% share – and 7 UP. We own 7 UP in the United States and Puerto Rico only. Other important brands include Canada Dry, A&W and Sunkist, which is a licensed product. Diet drinks account for approximately 25% of CSD volume. In still drinks, Americas Beverages competes in ready to drink teas, juice and juice drinks. Our still beverage brands include Snapple, Hawaiian Punch, Mott’s, Clamato and Yoo-Hoo.
In Mexico – the world’s second largest CSD market – we are the third largest beverages company with 6% of the Mexican CSD market, and an 18% share of the non-cola market. Our main brands in Mexico are Peñafiel, Squirt, Crush and Canada Dry. Peñafiel is the leading brand in the mineral water sector, with a 36% market share. Squirt is the number two grapefruit CSD.
Our beverage products are distributed through a number of different routes to market. In North America, the CSD brands are primarily manufactured and distributed through third party bottling and canning operations. These source beverage concentrate from Americas Beverages, which operates as a licensor. Around half of our North American CSD volumes are distributed by companies in which our competitors have a significant stake. The remainder is distributed through independent bottlers including Dr Pepper/Seven Up Bottling Group (DPSUBG), in which we have a 45% equity interest. DPSUBG is the largest independent bottler in the United States, and distributes around 24% of our carbonated soft drink volumes. DPSUBG operates primarily in Texas, California, and other Western and Midwestern states of the United States. The processes and operations of the independently-owned bottlers and canners are monitored to ensure high product standards. We also provide marketing, technical and manufacturing support. The still beverage brands are manufactured and distributed by both Group-owned and independent companies.
In Mexico, we manufacture and sell our products either through third party bottlers, as with US carbonated soft drinks, or through company-owned bottling operations. Around 20% of our volume in Mexico is manufactured and distributed by third party bottlers. The balance, and the majority of our brands, are manufactured by group-owned bottling operations.

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Description of Business
Americas Confectionery

	2005	% of Group Total		2005	% of Group Total

Revenue	£1,228m	19%	No of employees	14,175	26%
Profit from operations	£153m	13%	Operating Assets	£340m	17%
Underlying Profit from operations(1)	£172m	15%	No of factories	11
Operating Margin	12.4%
Underlying Operating Margin	14%

Main markets:	US, Canada, Mexico, Brazil, Argentina, Colombia
Main brands:	Trident, Halls, Dentyne, Bubbas, Clorets, Chiclets, Cadbury, Swedish Fish, Sour Patch Kids, Beldent, Bazooka, Mantecol

(1) For an explanation of underlying profit from operations and a reconciliation to operating profit see page 58. Excludes Central.

Our business in this region was significantly expanded following the acquisition of Adams in March 2003. Over 75% of the Adams business was based in the Americas. Americas Confectionery operates businesses in all the region’s major countries including the US, Canada, Mexico, Brazil, Argentina and Colombia. Almost 60% of sales are in the US and Canada, with the remainder in Mexico and Latin America.
In the US, the world’s largest confectionery market, we have the second largest market share in gum at 24%, mainly through the Trident and Dentyne brands, and the leading share at 54% in cough/cold confectionery through Halls. We are also the largest confectionery company in Canada, the world’s 12th largest confectionery market, with an overall 21% market share and leading market positions in gum, sugar and cough confectionery, and a top three position in chocolate. Five brands, Trident, Dentyne, Cadbury Dairy Milk, Caramilk and Mr. Big, account for nearly 60% of sales.
In Latin America, we have the leading overall confectionery market share at 17%, (Source: Euromonitor 2004) more than double that of our nearest competitor. We have a 64% share of the Latin American gum market, and leading market shares in gum in Mexico, Brazil, Venezuela, Argentina and Colombia. We also have the leading share of the fragmented sugar confectionery market at 8%, and a number one or number two position in individual markets (Source: Euromonitor 2004). We have a broad-reaching distribution infrastructure in Latin America which enables us to supply a highly fragmented customer base of small shops and kiosks. In Mexico, we have a share of over 65% of the gum market and 8% of the sugar market. Other brands sold in the Americas include Clorets, Swedish Fish, Sour Patch Kids, Beldent, Bazooka and Mantecol.
We have manufacturing facilities in Canada, the US, Mexico, Argentina, Brazil and Colombia.

Europe, Middle East and Africa (EMEA)

	2005	% of Group Total		2005	% of Group Total

Revenue	£2,333m	36%	No of employees	21,666	39%
Profit from operations	£334m	29%	Operating Assets	£846m	41%
Underlying Profit from operations(1)	£336m	28%	No of factories	41
Operating Margin	14.3%
Underlying Operating Margin	14.4%

Main markets:	UK, France, Poland, Spain, Russia, Turkey, Greece, Egypt, South Africa, Nigeria, Scandinavia
Main brands:	Cadbury, Hollywood, Halls, Wedel, Bassett’s, Trident, Dirol, Stimorol, Kent, Poulain, Trebor, Maynards, Green & Black’s, Bim Bim, Chiclets

(1) For an explanation of underlying profit from operations and a reconciliation to operating profit see page 58. Excludes Central.

The EMEA region includes all of our confectionery interests in the European (including Russian), African and Middle Eastern confectionery markets.
Cadbury Trebor Bassett (CTB) in the UK is our largest confectionery business in EMEA. We have a leading 30% share in the UK, the world’s second largest confectionery market. CTB’s products are chocolate and sugar confectionery, under brand names including Cadbury, Trebor, Bassett, Maynards, and Halls. In 2005 we acquired the fast-growing Green & Black’s brand of luxury organic chocolate.
In Continental Europe, where our main markets are France, Iberia and Poland, we primarily sell gum and sugar confectionery. France is our largest operating unit and we have the leading position in the French confectionery market – the world’s fifth largest – with a 17% share. We have a 55% share of the French gum market, principally under the Hollywood brand. We also have 19% of the sugar confectionery market (main brands: La Pie Qui Chante and Carambar), and sell chocolate, mainly under the Poulain brand. We also sell gum under the Trident brand in Spain, Portugal and Greece and Stimorol and V6 in Denmark, Belgium and Sweden. Our sugar confectionery brands include Halls in Spain, Greece and Italy. We sell chocolate under the Wedel and Cadbury brands in Poland, where we have a 18% market share, and also operate in the Netherlands and Switzerland.

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Outside Continental Europe, our main markets in the EMEA region are Russia, Turkey, and markets in Africa and the Middle East. In Russia, we have a 28% share of the gum market through the Dirol brand, and we also sell medicated sugar confectionery under the Halls brand and chocolate under the Cadbury brand. We have the leading share of Turkey’s sugar confectionery market at 62%, with brands including Kent, Missbon, Olips and Jelibon, and a top three position in gum under the brands Relax, Toybox and Nazar (14% share). We also sell chocolate under the Grand Chocolates and Bonibon brands.

We are the leading confectionery company in Africa and the Middle East. Our main confectionery operations are in Egypt, South Africa, and Nigeria where we have number one market shares. On 20 February 2006, we announced that we had increased our shareholding in Cadbury Nigeria to 50.02%.
For the purposes of these accounts Cadbury Nigeria is reported as an associate. Our Nigerian business sells sugar confectionery, gum and food beverages with market shares of 46%, 14% and 33% respectively. Its lead brands include Tom Tom, the biggest selling candy in Africa, Bournvita, and Bubba bubble gum. We also operate in Morocco, Lebanon, United Arab Emirates, Ghana and Kenya. In Egypt, we sell products under the Cadbury, Bim Bim and Chiclets brand names and have a 44% market share. In South Africa we sell confectionery products under the Cadbury and Halls brand names with a 44% and 19% market share respectively.
On 8 February 2006, we announced that we had agreed to buy Dan Products, which sells chewing gum business in South Africa, for £33 million.

Asia Pacific

	2005	% of Group Total		2005	% of Group Total

Revenue	£1,157m	18%	No of employees	12,624	23%
Profit from operations	£143m	12%	Operating Assets	£379m	18%
Underlying Profit from operations(1)	£157m	13%	No of factories	25
Operating Margin	12.3%
Underlying Operating Margin	13.5%

Main markets:	Australia, New Zealand, India, Japan, Thailand, China
Main confectionery brands:	Cadbury, Halls, Trident, Clorets, Bournvita
Main beverage and food brands:	Schweppes, Cottee’s (Australia only)

(1) For an explanation of underlying profit from operations and a reconciliation to operating profit see page 58. Excludes Central.

This region comprises our confectionery operations principally in Australia, New Zealand, India, Japan, Malaysia, Indonesia, Thailand and China, and Schweppes Cottee’s, an Australian beverages and foods business.
Australia and New Zealand are our largest markets in the region. Australia is the 11th largest confectionery market in the world. We are the leading company in the Australian confectionery market, with the number one position in chocolate with a 55% market share, and a strong presence in sugar confectionery. Our main chocolate brand in Australia is Cadbury. Our Australian beverages business’s products are sold under the Schweppes, Cottee’s, Solo, Spring Valley, Sunkist and Wave brand names. Schweppes Cottee’s also has a license to manufacture, sell and distribute Pepsi, Red Bull, 7 UP, Mountain Dew and Gatorade. In Australia, we both manufacture, distribute and market our own products and manufacture concentrate and bottle product for other manufacturers. In New Zealand, our brands include Cadbury and Moro, and we have a number one position in the confectionery market with a 43% share.
Our other significant markets in this region include India, Japan and Thailand. Our Indian business has a leading presence in chocolate with a 71% market share, and also sells sugar confectionery. Our Japanese business sells mainly gum under the Recaldent and Clorets brands, and has a number two market position with a 17% market share. We also have leading market shares in Thailand in gum and sugar confectionery at 59% and 32% respectively, and top three positions in chocolate, sugar confectionery and gum in China.
The Malaysian business is a prime example of Smart Variety, with the successful introduction of chocolate products from Australia and New Zealand helping to take us to a leadership position in chocolate, with a market share of 24%. In gum, we have introduced Dentyne from Thailand, adding 9% to our share of the gum market during 2005.
We have manufacturing facilities in Australia, New Zealand, India, Japan, Thailand, China and Singapore.

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Description of Business

Functions
Global Supply Chain
The role of Global Supply Chain (GSC) is to ensure the supply of product to satisfy our customers’ expectations whether manufactured by us or by a third party. GSC’s role encompasses the supply of raw and packaging materials, and planning, manufacturing, distribution and customer services. GSC is responsible for managing both the fixed assets of over 100 manufacturing facilities and over 250 warehouses, and working capital.
GSC’s structure enables shared accountability at the regional level for results and strategy execution day-to-day, while ensuring that cross-regional and step-change supply opportunities are pursued at the functional level. The function is led centrally by the President, GSC, and regionally by the four regional heads of supply chain. Key functional activities are managed centrally and operate on a global basis. They are focused on Strategy and Process Improvement; Best Practice Implementation; Quality, Environment, Health and Safety management (QEHS); Global Procurement; and Ethical Sourcing.
In 2005, as part of the Fuel for Growth programme, GSC’s cost saving agenda included procurement savings in raw materials, packaging and non-production spend, as well as factory efficiency and reconfiguration.
Other efficiency initiatives in 2005 included implementation of a five step Sales and Operations Planning (S&OP) process, and the formation of a global Logistics and Customer Operations (L&CO) leadership team. S&OP, which has now been implemented in 90% of our businesses, aims to reduce service level interruptions and inventory levels, and enhance the efficiency of product launches. The L&CO leadership team will identify opportunities to improve our distribution and warehouse costs and processes.
In 2005, GSC implemented a number of processes to ensure that we have a standardised approach to quality. Over 90% of our sites are now using Hazard Analysis and Critical Control Point (HACCP) processes to identify and address key areas of risk in relation to quality. Also in 2005, the Quality Management System began tracking the implementation of the Global Cadbury Schweppes Quality Standards.
A Group-wide approach to supplier quality was implemented through a standardised Supplier Quality Management Process and a global database holding supplier details. Our ethical sourcing initiatives aim to help protect, sustain and enhance our brand reputation. We have so far had discussions on this topic with over 90% of our most important suppliers. Our Ethical Sourcing Standards (ESS) have been incorporated as an integral element into all purchase orders, contracts and pre-qualification documents, and over 200 employees in procurement have received ESS training.
GSC continued to progress environmental initiatives in 2005, supporting the achievement of a 4% improvement in environmental Key Performance Indicators or KPIs by 2008.
GSC continues to seek improvements to its health and safety performance: in 2005 it initiated Group-wide environmental, health and safety (EHS) standards, management systems and specific safety training programmes, and implemented a global EHS data collection system. In 2006, we will start to focus on Behavioural-Based Safety and Driver Safety programmes.
Global Commercial
The role of Global Commercial (GC) is to enable higher sales growth from the regions and business units than they could otherwise generate on a stand-alone basis. GC has a central and regional structure, with a central team managing teams drawn from all parts of the Group. Its activities focus on:
•	creating a winning strategy for each category in which we participate

•	creating global solutions for markets to win locally

•	creating a pipeline of innovation

•	coordinating the management of key international customers

•	creating world-class commercial capabilities
In 2005, we completed our consumer segmentation study in 38 key markets. This study provides a common and aligned segmentation of markets based on over 80,000 consumer interviews as a foundation for superior insights into consumer behaviour.
Our Building Commercial Capabilities programme has been created on the foundation of the consumer segmentation programme. Over 1000 sales and marketing leaders were trained in 2005, and a further 1500 employees will be trained in 2006. The programme is designed to give us an integrated sales and marketing process, with a single commercial language and common tools and processes for developing commercial programmes.
The consumer segmentation programme and development of a consistent research methodology have also helped increase our success in developing winning ideas to populate our innovation pipeline. This, along with adoption of a proprietary software tool for project management and a common process for innovation decision-making and resource-allocation, has dramatically increased our innovation capability. In 2005, we continued to progress towards our overall innovation goal, delivering 10% revenue innovation, driven by the successful introduction of a number of new differentiated products. These included in Americas Beverages, Dr Pepper Cherry Vanilla, 7 UP Plus and Mott’s Plus; in Americas Confectionery, Trident Splash, Trident Fusion, Dentyne Soft Chew and innovations in the Halls sugar confectionery range, such as Halls Max; and in the EMEA region, Cadbury Snaps and Trident Splash. We have a strong innovation pipeline for 2006.

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GC has also identified certain key international customers whose commercial agenda can be supported by an international approach and who can help drive our growth agenda. A Global Sales Team and an International Customer Leadership Team have established value added relationships with these customers.
Science and Technology
Science and Technology (S&T) leads our technical innovation programme. S&T sets and communicates our global technical priorities, establishes and co-ordinates our science agenda, and facilitates global knowledge management and best-practice transfer. It prioritises (with the regional teams) and funds technology developments which underpin our innovation agenda, including longer-term globally-applicable development programmes. It co-ordinates nutrition initiatives as a key element of our food policy. Together with Group Legal, it also creates a strategy for our intellectual property assets.
The function is led by a Chief Science and Technology Officer, supported by Science and Technology heads in each region and heads of the Global Science Centre, of Scientific Affairs, and of Process Technology. The S&T teams in each of our business regions have primary responsibility for developing and executing the innovation programmes. This includes prioritising and resourcing all regionally-driven product packaging and process development activities.
We use our own S&T facilities as well as those of suppliers. Our major Science and Technology facilities are at Reading, UK; Hanover Park, New Jersey, USA; and Trumbull, Connecticut, USA. The Reading facility provides science and technology support to the Group both globally and to the EMEA region and also supplies third parties as an External Science Business. Hanover Park serves Americas Confectionery. Trumbull serves the Americas Beverages region. We also have several smaller facilities around the world which support local business units, such as those at Bournville, UK; in South Africa; in Paris, France; in Melbourne, Australia; and in India.
We upgraded our S&T assets in 2005 with a new 120,000 square foot facility including pilot plant capabilities, completed at Hanover, New Jersey in November 2005 at a cost of $40 million. We also began building a new facility in Singapore for the Asia Pacific region, to focus on chewing gum and other confectionery, and made improvements at existing sites such as Trumbull and Reading.
In 2005, we strengthened S&T’s global agenda by establishing a Global Science Centre at Reading and a Centre of Excellence for Global Gum Technology at Hanover Park. Our Global Science Centre’s research team agenda is organised around three broad technology platforms: ingredients and taste; process and product forms; and nutritional science. The role of the Global Gum Technology centre is to provide technical leadership and support for the gum business globally. In addition, we signed a multi-year technical collaboration agreement with Senomyx to develop unique and proprietary flavour platforms for gum globally.
We made a number of key appointments to strengthen our global and regional capabilities in 2005, including a Managing Director and a Senior Research Director at the Reading facility, a Director of the EMEA region, a Global Process Technology Director and a People Capability Director. Overall headcount was over 600 at the end of 2005.
In 2005 we developed and approved Global Food Position Papers which are now being cascaded down the organisation. We developed, agreed and distributed global labelling standards across the Group, and implemented them in all major markets. We formed an External Nutrition Advisory Board in the US which is expected to operate globally from the second quarter of 2006.
We began a review of our intellectual property assets in 2005. Our rate of new filings also increased with the development of our innovation agenda with over 30 filings relating to gum and sugar confectionery alone in 2005.
Human Resources
The role of Human Resources (HR) is to improve our performance by enhancing the effectiveness of our day-to-day working practices, the capability of our people and the quality of their output. It is also responsible for ensuring that the working environment at Cadbury Schweppes reflects our core purpose and values, and enhances our culture. HR supports the business in delivering its goals by putting in place the right people for the right job; by helping develop and support the most effective organisational strategies and structures; and by attracting, retaining and developing employees and rewarding the right behaviours and outcomes.
The HR function is organised to ensure delivery of our people strategy. The HR leadership team combines regional HR generalist business partners and central worldwide functional experts. The team leads the development of best practice, the coordination and ownership of global processes and the strategy for service delivery. In the central team are heads of specific areas including remuneration and benefits, organisational effectiveness, resourcing and talent development. The regional HR directors are responsible for employee and organisational strategies for their region, and the management of resources to deliver maximum benefit. All the HR processes are supported by a set of minimum standards which are binding on all regions and business units.
Corporate Communication and External Affairs also report to the Chief Human Resources Officer, and are therefore within the HR organisation. The purpose of these two departments is to protect and promote our reputation for being values-led, consumer-informed and commercially astute. Organised on the same principle of regional generalist leaders and central specialist experts, the departments have global accountability for internal communication and change management communication; driving the CSR strategy within the business; public relations (including corporate, financial and brand public relations); issue and incident management and communication;

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Description of Business

our corporate websites; and UK, European Union and US public affairs.
Finance
The role of Finance is focused on a strong business partnership with the commercial operators of the Group, while maintaining a robust financial control environment. The function sets low cost, IT-enabled common internal processes and standards for financial reporting and control, and ensures high quality external reporting which complies with all applicable laws and regulations. It is responsible for setting our annual contracts (or budgets), for developing our longer-term strategy and strategy platforms and for managing acquisitions and disposals. It seeks to act as a business partner and commercial adviser to the regions and other functions in achieving our goals and priorities. It is also responsible for external financial and other regulatory reporting and for managing our communications and relationship with the investment community around the world.
The Finance function is led by the Chief Financial Officer. It comprises a central team, and units in each of the regions and business units. The central team comprises a number of specialist groups which manage their respective areas on a Group-wide basis, including financial control, financial planning & analysis, tax, treasury, strategy (including mergers & acquisitions), risk management, investor relations and IT.
Key recent priorities have included the implementation of new regulations and accounting standards, preparation for the implementation of additional Sarbanes Oxley requirements, major upgrades to our information systems, and the development of more rigorous capital allocation decision rules.
In 2004 and 2005, we continued to strengthen our finance processes, systems and reporting metrics. We installed major new information systems in many of our major business units including Dr Pepper/Seven Up, Cadbury Trebor Bassett and in our confectionery businesses throughout the Americas region. In addition, we embedded new working capital and budgeting performance indicators into our management reporting.
In mid-2004, we created a shared business service environment in Dallas (the regional head office of Americas Beverages) to provide back-office services for our beverages and confectionery operations across North America. In 2005, this improved the effectiveness of processes and reduced back-office costs.
We also remain focused on the use of capital within Cadbury Schweppes, ensuring the prioritisation of our capital resources as well as the freeing up of underperforming capital. This can be seen in our management of working capital in 2005 and our disposal of non-core businesses, brands and surplus properties.
Following the appointment of a new Chief Information Officer, we have significantly reorganised the IT function. IT is now a global organisation, and has been changed from a geographically-led to a functionally-led structure.
In 2006, Finance’s emphasis will remain on its role in providing strong business partnership to drive the delivery of the Group’s targets. This will be supported by a financial training programme designed to underpin our Building Commercial Capabilities programme. We will also continue to prepare for reporting on our compliance with Section 404 of the Sarbanes Oxley internal control requirements in early 2007.
Legal and Secretariat
Legal and Secretariat work with and support the regions and other functions by taking responsibility for a broad range of legal activities. These include corporate governance matters; compliance with US and UK securities regulation and legislation; intellectual property; mergers and acquisitions; litigation management; general contract work and incident management.
In each region, a team headed by a regional general counsel works as a proactive business partner to achieve our commercial objectives in a legal and ethical way. The general counsels report both to the regional managing director or president and to our Chief Legal Officer, who has a small central team to provide support on general corporate matters. These teams work closely with the businesses, structuring, drafting and negotiating contracts with suppliers and customers, and advising management on matters such as food law, competition law, health and safety, and environmental issues. In the event of litigation, our legal teams work both to bring it to a satisfactory conclusion and, with management, on compliance activities designed to minimise the risk of further legal actions being brought against us.
Since July 2005, responsibility for company secretarial matters has been separated from the legal function. We now have a dedicated Group Secretary who, together with a centralised Group Secretariat department, is responsible for ensuring that each of our companies complies with all relevant corporate governance legislation and regulation. The department also supports the Board and Committees of Cadbury Schweppes plc, manages the relationship with our share registrar and ADR depository, and ensures compliance with UK and US requirements related to the listing of the Company’s shares on the London and New York Stock Exchanges.
The Intellectual Property department is part of the Legal and Secretariat function. As described above, it works with the Science & Technology function to manage our intellectual property portfolio, including defending our rights against threats or infringements.

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We own a large number of registered trade marks, copyrights, patents, designs and domain names throughout the world. We also possess many licences, along with substantial know-how, trade secrets and technology relating to our products and the processes for their production, packaging and marketing, and the design and operation of processes and equipment used in our businesses. £3.2 billion has been included in the Group’s balance sheet at 1 January 2006 to reflect the cost of intellectual property acquired since 1985. For further information on our policy regarding the amortisation of the cost of brands see Note 1 to the Financial Statements on page 97.
Senior management in the Legal and Secretariat function communicate on a regular basis to ensure a consistent and proactive approach to legal matters and to further enhance the support offered to the business. When necessary, external legal support and advice is provided by leading law firms. In 2005 key legal achievements included preparation for the disposal of the Europe Beverages business, responding to changes in UK corporate governance requirements, increasing protection of our patents and strengthening resources in developing markets in the Asia Pacific region, and in the Americas, handling the contractual and leasing arrangements for key new properties for Americas Confectionery, and working with the business to strengthen the route to market for Americas Beverages.

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Description of Business

Production assets

	Confectionery	Beverages	Total

Americas Beverages	–	11	11
Americas Confectionery	11	–	11
EMEA	38	3	41
Asia Pacific	18	7	25

Sub Total	67	21	88

Europe Beverages	–	13	13

Total	67	34	101

Properties
As of 1 January 2006 the Group had a total of 101 manufacturing plants and bottling facilities, of which 41 were located in Europe, Middle East and Africa; 11 in Americas Confectionery; 11 in Americas Beverages; 25 in Asia Pacific; and 13 in Europe Beverages. Of these, 67 are engaged in the manufacture of confectionery products and 34 are engaged in the manufacture and bottling of beverage products. As indicated in the above table, 13 facilities owned at 1 January 2006 were subsequently sold with the Europe Beverages business.
The Company owns all the production facilities apart from nine which are leased: five in Europe, Middle East and Africa, two in Asia Pacific, one in Americas Confectionery and one in Americas Beverages.
All the facilities are considered to be in good condition, adequate for their purpose and suitably utilised according to the individual nature and requirements of the relevant operations. We have a continuing programme of improving and replacing property when appropriate, to meet the needs of the individual operations.
The table below details our material properties, representing those sites with the most significant unmitigated loss exposures. All are manufacturing facilities and are owned by the Group except where indicated. These properties have a capacity utilisation in the range of 33 – 100%.

Material properties

Location	Principal products	Area in ’000 sq ft	Production capacity in ’000 tonnes

Bournville, UK (part leasehold)	Chocolate Confectionery	1,766	236
Somerdale, UK	Chocolate Confectionery	933	106
Aspers, Pa., USA	Beverages	620	737	*
Ringwood, Australia	Chocolate Confectionery	610	39
Williamson, NY, USA	Beverages	578	492	*
Rockford, Ill., USA	Gum Confectionery	536	61
Sheffield, UK	Sugar Confectionery	503	85
Coolock, Ireland	Chocolate Confectionery	488	99
Puebla, Mexico	Gum Confectionery	408	109
Chirk, UK	Confectionery Feedstocks	261	73
Bauru, Brazil	Sugar and Gum Confectionery	217	72
Overland, St. Louis, Miss., USA	Beverages, Concentrates	199	161	*
**Carcagente, Spain	Beverages	130	19	*
Marlbrook, UK	Confectionery Feedstocks	132	110
Rathmore, Ireland	Confectionery Feedstocks	106	55
Dublin, Ireland (leasehold)	Gumbase	80	23

*	in millions of litres ** discontinued operation
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Market environment
Competition
The confectionery and soft drinks industries are highly competitive: our brands compete with those of many other multi-national, national and regional companies and private label suppliers in various markets. We compete actively in terms of quality, taste and price of products and seek to develop and enhance brand recognition through the introduction of new products and packaging, and extensive advertising and promotional programmes.
We are the world’s leading confectionery group by sales value (see table below). Chocolate confectionery is primarily a branded market. Four groups account for around 44% of the world market, each with market share built on regional strengths. Our 7.8% chocolate share is built on strong positions in the UK, Ireland, Australia, New Zealand and India. The sugar confectionery market is significantly more fragmented, with a greater presence of local and regional brands and private label products, but our 6.9% share makes us global market leader. Gum is also a branded market. It is more global in nature with brands and products more consistent across geographies. Two groups account for approximately 62% of the global total: our number two position is built on strong market shares in the Americas, parts of Continental Europe, Japan and Thailand.

2004 $ Share	Total	Chocolate	Sugar	Gum

Cadbury Schweppes	10.0%	7.8%	6.9%	26.0%

Mars	9.2%	15.2%	3.1%	0.2%
Nestlé	7.8%	12.3%	3.6%	–
Hershey	5.8%	8.4%	3.1%	1.7%
Kraft	4.9%	7.3%	2.7%	0.5%
Wrigley	4.9%	–	0.3%	36.0%

Source: Euromonitor 2004
The soft drinks industry includes a number of brand owners which act as licensors of branded products. Through Dr Pepper/Seven Up, we are the third largest carbonated soft drinks group in the US by sales volume. In Australia, we are the second largest beverages company and the fourth largest supplier of edible products to the grocery trade.
Industry trends
Both the confectionery and beverages markets in which we operate are growing. The main drivers are population growth and increased consumer wealth (particularly in developing markets), and product innovation, affecting both developed and developing markets.
According to Euromonitor the global confectionery market grew in value by 3.9% in 2004. It forecasts a similar rate of growth continuing for the foreseeable future. Within the overall confectionery market, chocolate grew at 4.1% in 2004, sugar by 2.4% and gum by 6.5%. In gum, consumers are switching from sugared to sugar-free products. 70% of our gum is sugar-free.
Overall, developing markets are growing faster than developed. Around 30% of our confectionery sales are generated in developing markets around the world. Our key developing markets are Mexico and Brazil in the Americas Confectionery region; Russia, Poland, Turkey, Egypt and South Africa in the EMEA region; and India and Thailand in the Asia Pacific region.

Value	% total market	2004 Vs 2003 (%)

Chocolate	53.8%	4.1%
Sugar (sweets/candied)	32.8%	2.4%
– Medicated	3.1%	2.1%
Gum	13.4%	6.5%
– Sugar	4.7%	1.9%
– Sugar free	8.7%	9.1%

Total confectionery	$121.6bn	3.9%

Source: Euromonitor 2004
Our main beverages market is the US. According to AC Nielsen, the US refreshment beverages market, which includes non-alcoholic carbonated and non-carbonated soft drinks, grew by 2% in volume and 6% in value in 2005. Carbonated soft drinks (CSDs) volumes have been flat or declining in recent years and fell by 3% in 2005. The decline has been attributed to a combination of above inflation pricing and consumers switching to non-carbonated products, primarily sports drinks and bottled water. Within the carbonated market, products sweetened with sugar (regular) declined 5% in 2005 while those sweetened with low calorie sweeteners (diet) grew slightly by 1%. We have six out of the top 10 non-cola diet CSDs in the US, including Diet Dr Pepper, Diet A&W, Diet Sunkist and Diet Rite. In 2005 diet CSDs accounted for 24% of our US CSD sales and grew by 4%. We do not participate in the sports drinks market in the US and have only a small presence in the bottled water market. The non-CSD categories in which we participate grew by 2% in volume in 2005.

Volumes	% total market	2005 Vs 2004 (%)

Carbonated soft drinks	53%	(3)%
– Regular	35%	(5)%
– Diet	18%	+1%
Non carbonated	45%	+9%
– Water	21%	+17%
– Isotonics/Energy	5%	+25%
– 100% Juice	9%	(2)%
– Juice Drinks	10%	(1)%
Other	2%	0%

Total	100%	+2%

Source: AC Nielsen (December 2005)
Many of our businesses are seasonal. Their seasonality is primarily influenced either by the weather, or by religious festivals and holidays. Within the Group, our businesses have different seasonal cycles throughout the year depending on their geographical location and the timing of festivals and holidays, which also may vary from year to year. For the Group as a whole, the second half of the year is typically the larger half.
Consumers and customers
Our products are primarily impulse products and are sold to the consumer through many different outlets, ranging from grocery stores to petrol station kiosks and fountain equipment at leisure, food and entertainment venues. In many markets, sales to the large multiple grocery trade accounts for less than

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Description of Business

50% of sales. No single customer accounts for more than 10% of our revenue in any period presented.
We have a variety of programmes in place to ensure that consumer insights are built into our commercial strategy. These are described in more detail in the description of the Global Commercial function on page 14 of this document.
Raw materials and suppliers
We use a wide range of raw materials in manufacturing our products, the main ones being cocoa beans, sugar and other sweeteners (including polyols and artificial sweeteners such as aspartame), dairy products including milk, and fruit and nuts.
We buy our raw materials from about 40,000 suppliers around the world. No single supplier accounts for more than 10% of our raw material purchases. We developed a Human Rights and Ethical Trading (HRET) policy in 2000. Further details are provided on page 22.
We seek to minimise the impact of price fluctuations and ensure security of supply by entering into forward agreements and long-term contracts wherever available.
We import cocoa beans from West Africa and the Far East. West Africa accounts for over 60% of world production. We buy cocoa beans and cocoa butter from a range of suppliers, and try to minimise the effect of cocoa price movements and secure our future requirements by entering into forward and future contracts.
We purchase most of our sugar at prices essentially set by the European Union or maintained by various national governments through quotas and duties. Only a relatively small proportion is purchased at fluctuating world prices. We have not experienced difficulty in obtaining adequate supplies of sugar for our operations, and do not anticipate any future difficulties, given the many available sources.
Capabilities
Employees
The average employee* headcount**

	2005	2004	2003

Americas Beverages	6,605	6,774	7,020
Americas Confectionery	14,175	14,002	13,672
EMEA	21,660	21,549	22,611
Asia Pacific	12,624	12,436	12,480
Central	769	662	612

Sub Total	55,833	55,423	56,395
Europe Beverages	2,748	3,019	3,139

Total	58,581	58,442	59,534

The average employee headcount* in the UK in 2005 was 7,460, (2004: 7,468 2003: 7,409).
*For the purposes of this table, an employee is defined as a single individual (not a full time equivalent) in the business employed by us on a full time or part time basis or as a contractor to the business.
** In 2004 we commenced the Fuel for Growth headcount reduction programme, which targeted a 10% reduction over the period 2004–2007. In 2004 we changed our measurement of headcount to include contractors. We track the Fuel for Growth headcount reduction by the number of employed individuals who leave the business. In 2004 this stood at 1,100, and by 2005 at 1,900.
People strategy
We publish a people strategy in support of our business strategy and our annual five goals and 10 priorities. Our people strategy aims to link our organisational capabilities with the value we seek to create for our shareowners. It embraces four areas:
•	getting the right people and putting in place the right organisation designs

•	attracting, retaining and developing the right range of talent

•	building stimulating and attractive workplaces and atmospheres

•	rewarding the right performance outcomes and behaviours
Performance measurement and management
We measure the impact of our people strategy and the contribution employees make to our business through a two-part performance measurement system.
Individual performance is reviewed by an employee’s line manager at the half year and year-end and measured against the attainment of clearly specified objectives. These objectives are set at the start of the year through a formal meeting with the line manager and are documented and signed. Managers are also reviewed against the behaviours we describe in our global leadership imperatives: Accountable, Adaptable, Aggressive, Forward Thinking, Motivating, Collaborative, Growing People and Living our Values. The individual is rated on performance and rewarded accordingly. We operate this performance management process globally. We also have a separate process to identify the potential of our managers to grow into new roles and this is conducted on an annual basis.
Our ability to gain the engagement and earn the commitment of our people is also measured. We use a climate survey tool which has proved a direct correlation between the performance of a business and the level of engagement of its employees (the discretionary effort an employee will give). The climate survey was undertaken with the most senior 10,000 managers globally in 2004 and then rolled out to all employees in 2005.
In 2005, we had an excellent 81% response rate and strong results. Nearly 90% of respondents around the world are proud to work for Cadbury Schweppes, know what is expected of them and constantly try to find ways of working better. The areas where we can improve are particularly related to enabling people to achieve more: for the business, themselves and for their communities. Our new Passion for People programme described below will help train our managers in the required skills, and help the business reinforce its distinctive workplace environment.

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People capabilities
Learning and development
Our People Strategy sets out our commitment to ensuring all employees realise their full potential. In 2005, Group-wide learning and development activity focused on rolling out our Building Commercial Capabilities programme with 1000 managers taking part. The aim of the programme is to improve commercial decision-making, and marketing and sales expertise by defining a common Cadbury Schweppes way of marketing and selling. We have also developed a bespoke Cadbury Schweppes people management training programme called Passion for People for roll-out starting in 2006. The training seeks to teach newcomers our particular approach to managing people and refresh it with existing employees.
Employee communication and involvement
Employee communication and engagement continued to grow in 2005 with all areas of the business introducing enhanced communication structures and programmes. Through our subsidiaries, we have successfully entered into numerous collective bargaining agreements. Our management has no reason to believe that it would not be able to renegotiate any such agreements on satisfactory terms.
Employee share ownership
Share ownership among all our employees is actively encouraged. Employees in Australia, Canada, France, Germany, Ireland, Mexico, Netherlands, New Zealand, Portugal, Spain, and the UK and US have access to all-employee share plan arrangements which involve participation on favourable terms. Overall, around 40% of all eligible employees choose to participate, and invitations to participate are generally communicated each year.
Details of stock option plans available to employees are provided in Note 26 to the Financial Statements. The stock option schemes are being reviewed in 2006, but the principle of employee share ownership will continue.
Equal employment opportunities, diversity and inclusiveness
Diversity plays a crucial role in enabling us to stay relevant to customers and consumers. Our objective is to employ regardless of race, colour, ethnic or national origin, gender, sexual orientation, age, religion, marital status or disability. This objective is embedded in our Group-wide Equal Employment Opportunities and Diversity Policy. The Board and the Corporate and Social Responsibility (CSR) Committee monitors procedures and progress and we use training, workshops, induction, and in some cases Diversity Committees, to ensure that we share best practice and celebrate diversity. A newly formed global diversity and inclusiveness team, led by a member of the Chief Executive’s Committee is steering the development of new policies and activities to increase awareness and focus on workforce diversity and workplace inclusiveness. We track and monitor gender diversity within management, the executive population and across the total workplace, and the range of nationalities at senior levels.
People with disabilities
We employ people with disabilities, though not all are formally registered as disabled in UK terms. If an employee becomes disabled, we aim wherever possible to offer an alternative job, with retraining if necessary. Training, career development and promotion opportunities for people with disabilities are consistent with our Group-wide Equal Employment Opportunities and Diversity Policy.
Health and well-being
We provide a number of health and well-being programmes for employees at business unit level, ranging from employee nutrition and health education through to whole-family health management schemes. The programmes include the provision of nutrition-focused on-site cafeterias: hygiene and health management education: subsidised activity facilities on or off-site: organised sporting and social activities: and a range of courses and counselling on matters such as work-life management, relaxation and stress management, managing weight change and reducing smoking or drinking. A large number of business units have medical facilities for basic health and safety requirements. In addition many offer employees medicals of one kind or another to give an indication of fitness to work. Guiding principles for such employee wellbeing schemes were introduced in 2005 following a review in 2004, to inform their further development and the introduction of new facilities and programmes.
Pensions
The Group seeks to offer retirement benefits to employees in line with local competitive market practice, as well as being consistent with guiding principles established by the Group’s International Employee Benefits Action Group (IEBAG).
IEBAG consists of senior representatives from Finance, Treasury, Risk Management and HR (including one main board member, the Chief Human Resources Officer), and was established to review and oversee governance across the Group’s UK and overseas retirement and related benefit arrangements and provide a structure to approve and facilitate changes to such arrangements in the areas of governance, plan design, financing, and accounting.
During 2005, IEBAG has been involved in the Group’s responses to changes in international accounting standards, benefits redesign arising from UK Pensions Simplification and the implications of the UK Pension Act 2004. In addition, IEBAG has considered changes impacting its retirement and related benefit arrangements outside the UK, in particular in countries affected by the integration of the Adams businesses. Such arrangements are a mixture of defined benefit and defined contribution plans.
Details on Group pension arrangements are provided in Note 25 to the Financial Statements.
Corporate and Social Responsibility (CSR)
Cadbury Schweppes believes that corporate social responsibility is an integral part of being an effective, value-creating business. We seek to always manage the business in a way that is both profitable and responsible and adds value to shareowners and to the wider society. This commitment is explicitly stated as one of our businesses five goals; “nurture the trust of colleagues and communities”.
To sustain our success in different and changing
markets and diverse cultures, the Board of Cadbury Schweppes is committed to achieving superior levels of business integrity, ethics and professionalism, working to high international standards of corporate and social responsibility and corporate governance across all its activities. The Board has approved a

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Description of Business
Financial Code of Ethics that applies to the Chief Executive Officer and senior financial officers in the Group. All executive members of the Board, the CEC and the Global Leadership Team are expected to sign Cadbury Schweppes Business Principles. This expectation also extends to the whole management population of the business, with all managers being asked to confirm annually that they and their teams have seen the Business Principles and will abide by them. The roll-out of a confidential, all employee “Speaking Up” helpline in most languages was completed in 2005, which enables employees to report concerns of breaches of our business principles. Both the Code and Business Principles are available on the Group’s website www.cadburyschweppes.com. For the full corporate governance report and an outline of the Board of Directors remit, composition and activities see pages 27 to 39.
Our CSR activities involve an active engagement programme with stakeholders to both inform policy and resource allocation, and to assess the effectiveness and appropriateness of activities undertaken. We are a signatory to the UN Global Compact and endorse its ideals. Our CSR strategy and policy is directed and assessed by a Board-level CSR Committee, established in 2001 and chaired by non-executive director Lady Judith Wilcox. The terms of reference for the Board-level CSR committee are available to view on the investor centre page of the Group’s website, www.cadburyschweppes.com. Alternatively, they are available in hard copy format from the Group Secretary.
The CSR committee oversees an agenda covering five activity areas:
•	Human rights and employment standards;
•	Ethical sourcing and procurement;
•	Marketing Food and Consumer issues;
•	Environment, health and safety;
•	Community.
In 2005, we put in place plans for independent auditing (verification and assurance) of three areas of CSR activity and we will continue to build on, and extend, the processes. These are environment, health and safety; ethical sourcing; and internal signed commitment to our business principles.
Our 2006, and third bi-annual, CSR report will outline our activities in all these areas and will be assured by our independent CSR auditors Deloitte and Touche LLP. This report, which includes a mapping to GRI (Global Reporting Initiative) guidelines, is to be published in early summer and will be accessible via our website www.cadburyschweppes.com.
Human rights and employment standards, and Ethical sourcing and procurement;
Our Human Rights and Ethical Trading (HRET) policy has been developed taking into account international standards – such as the International Labour Organisation conventions, the UN Declaration of Human Rights, and OECD guidelines – as well as cultural and industry best practice from our local markets. Adopted by the Main Board in 2000, it covers core labour rights and dignity at work; health and safety in the workplace; fair remuneration; diversity and respect for differences and opportunity for development.
The HRET policy is there to guide to all Cadbury Schweppes’ business units, as well as our suppliers and the business strategy in this area. The review of the effectiveness of policy is led by a group of senior managers who regularly assess progress.
Ethical sourcing and sustainability are two key drivers of our Global Supply Chain. Ethical Sourcing Standards for the Group based on the learning from pilot studies completed in five countries (China, Ghana, Indonesia, Mexico and Turkey), were put in place in 2002. These standards are being underpinned with a system for supplier evaluation, training for employees and a programme of engagement with our suppliers. In 2005, a new ethical sourcing director was recruited to manage the implementation of these standards.
In 2005, we continued to play a leading role in the multi-stakeholder alliance of the International Cocoa Initiative. We played a significant advocacy role with others in our sector to promote responsible labour practices and to stimulate more prosperous and sustainable cocoa farming, working with farmers. Having achieved a target for developing certification in 2005, this process is beginning to review farming activities in West Africa. There is strong support from Governments in Ghana and Cote D’Ivoire, although progress in the latter is hindered by the current civil and military unrest. Green and Black’s, our organic “Fair-trade”business, set up new farmer cooperatives in Belize, with support from other parts of Cadbury Schweppes. With 1.5 million smallholder farmers in West Africa, only a fraction of whom are engaged in “Fair-trade” infrastructure, we focus on maximising ethical trade by working broadly on the root causes of poverty in these areas through education and technological development. Farmer field schools have helped over 25,000 farmer families, both increasing awareness of acceptable labour practices and generating increases in farmer family incomes.
Cadbury Schweppes is a member of the Roundtable for Sustainable Palm Oil.
In recent World Trade Organisation (WTO) trade talks, we added our voice to calls for freer access to European Union markets by developing world commodity suppliers.
Cadbury Schweppes has had an equal opportunity and diversity policy since 1993 and also has HIV/Aids global guidelines. A global employee climate survey was launched in 2004 and rolled-out to all employees in 2005 to help the business assess the commitment and engagement to the business of its employees, and in particular the opportunities to embrace CSR in their everyday work and as part of personal development. The most recent results show that whilst the considerable majority does feel that they get these opportunities, over 30% do not and that is an area for focus and improvement in 2006. Two programmes, “working better together” a cultural and organisational transformation programme, and “Passion for People” focused on the fundamental management skills needed to be successful at Cadbury Schweppes, will support this improvement.
Marketing Food and Consumer issues
Our strategy in this area is led by our Food Issues Strategy Group, which is chaired by Todd Stitzer, Chief Executive Officer, and has the Group’s most senior leaders in commercial strategy, science and technology, corporate social responsibility, legal and human resources among its membership. This group drives the global strategy and plans to ensure that we are innovating, investing and managing our business to keep abreast of,

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understand and meet the needs of consumers with respect to the way we develop, produce and market our products.
In 2005 we rolled out a 12 Point Action Plan in response to consumer health concerns, embracing a global marketing code of advertising, including special reference to children, and an extensive series of policies on matters related to food and its content. With the aim of contributing to the development of sustainable solutions to obesity and poor lifestyles. In 2005 we undertook global consumer research studies into food, health, diet, nutrition and obesity, covering developing and developed countries, and have made these studies available to government. These studies build on work undertaken in 2004 and 2003. We are supporting (with untied and unbranded funds) primary scientific research in this area.
Building CSR into our brands is a top priority in 2006, covering areas such as labelling, consumer information, ethical sourcing, responsible advertising and cause related marketing, and an emphasis on innovation of affordable nutrition through treats for developing markets such as in Southern Africa.
We have an active engagement with the World Health Organisation and NGOs on matters of importance to consumers as it relates to our products and their lives, and have been commended for our productive approaches. More detail on our activities in this area can be found on our website: www.cadburyschweppes.com.
Environment, health and safety
Our Environment, Health and Safety (EHS) Steering Group, chaired by Chris Orchard, Director of Business Risk Management and made up of senior managers in the business, oversees our integrated EHS policy and standards. The standards are based on both ISO 14001 and OHSAS 18001. Our EHS policy deals with environmental issues related to the manufacturing of our products, protecting bio-diversity and the eco-systems from which we source raw materials, the management of our supply chain and the distribution, sale and consumption of our products. Sustainable agriculture is an important opportunity for us, as well as for the farming communities we work with. For example, biodiversity is also a key farming concern. In 2005, we partnered with the Earthwatch organisation in an innovative programme in Ghana whereby Cadbury Schweppes colleagues worked with Ghanaian scientists and farmers on the nature and role of biodiversity within cocoa farming. Commercial sustainability of high quality cocoa beans demands both environmental and social sustainability. In support of the latter in 2005, our company and its local partners built the 300th well in rural Ghana – part of its on going programme of providing fresh water locally for farming communities, which has a direct impact on health and welfare, rural development and educational opportunities.
All of our manufacturing sites are audited on a rolling programme by the Group EHS Assurance Department and areas for improvement are identified. Some sites are also externally audited and certified to one or more of the internationally recognised standards, such as ISO 14001 or OHSAS 18001.
We continue to invest in systems, processes and facilities to improve our EHS performance, which is measured and tracked against publicly available targets in the key areas of energy use, water use and greenhouse gas emissions.
Local legislative requirements for health and safety reporting vary considerably across the world. To enable us to publish a consolidated set of Group health and safety data, key performance indicators (KPIs) have been defined which all sites must report against on a globally consistent basis. The one core KPI that we have selected is Lost Time Injury Frequency Rate (LTIFR) per 200,000 man-hours. In 2005, we introduced a new global EHS data reporting system to facilitate collation of all EHS KPIs.
Safety is a key area of focus for the Group and in 2006 we are launching a safety campaign to improve safety practices across our business. The critical aim of this programme is to ensure that we operate to the same global standards in all of our businesses.
Our EHS performance data and targets are published on our website and will be available in our CSR report.
Community
We aim to create prosperous, educated, sustainable and healthy communities in the countries and cultures in which we operate. Our Growing Community Value around the World strategy guides our businesses in how they can contribute to and assist local communities. With a focus on education and enterprise, health and welfare and the environment, we develop targeted programmes for local communities, often involving commercial sponsorship, significant employee engagement through direct involvement or secondment, and help with facilities, as well as direct financial support. In 2005 the value of Cadbury Schweppes’ contribution to non-profit causes totalled £9.8m, just over 1% of our pre-tax profit, paid in respect of the following charitable purposes: education and enterprise £2.74m, environment £0.72m, health and welfare £5.36m, and other £0.98m.
Our people are always a critical component of our community programmes. In recognition of the importance we place on their role in our community investment, our biannual Chairman’s Award recognises outstanding examples of employee community involvement and rewards individuals or teams from any part of the business. 89 nominations were received for the 2005/6 award.
External Ratings
Our CSR performance is rated on by various external organisation’s indices. These include:
•	Dow Jones Sustainability World Index. In 2005, we were scored at 73%, up from 71% in 2004.
•	FTSE4Good and FTSE4Good Supply Chain Labour Standards Criteria. We are included in these indices, which measure performance of companies that meet globally recognised CSR and supply chain labour standards.
•	The Carbon Disclosure project included Cadbury Schweppes in their Climate Leadership Index for the second year running.
•	UK’s Business in the Community Corporate Responsibility Index. In 2005, we were rated at 89%, up from 87% in 2004.

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Description of Business

Risk factors
Our business, financial condition, results of our operations or share price could be materially adversely affected by any or all of the following risks, or by others that we cannot identify. In addition to the following risk factors we face certain market risks that are discussed under the headings Treasury Risk Management, Liquidity Risk, Interest Rate Risk, Currency Risk, Fair Value Analysis, Commodities and Credit Risk on pages 72 to 74.
Competition and demand
Both the beverages and confectionery industries are highly competitive. In our major markets, we compete with other multinational corporations which have significant financial resources to respond to and develop the markets in which both we and they operate. These resources may be applied to change areas of focus or to increase investments in marketing or new products. This could cause our sales or margins to decrease in these markets. Furthermore, consumer tastes are susceptible to change. If we are unable to respond successfully to rapid changes in consumer preferences, our sales or margins in individual markets could be materially adversely affected.
Contamination
Despite safety measures adopted by the Group, our products could become contaminated. We use many ingredients in manufacturing beverages and confectionery, which increases the risk of contamination, either accidental or malicious. While we believe that incidents of this type are generally localised, any contamination may be expensive to remedy, and could cause delays in manufacturing and adverse effects on our reputation and financial condition.
Dependence on business partners
A significant part of our CSD business in the US is conducted through licensing arrangements with independent bottlers, in some of which our major competitors have substantial equity interests. These bottlers may come under pressure to replace our brands with competitor products, and although we would be able to re-licence these brands, such a change could adversely affect volumes and profit, particularly in the short term. There is also a greater concentration of our customer base around the world, due to consolidation of the retail trade. Pricing pressures from customers in countries with concentrated retail trades, could adversely impact our sales or margins. In addition, inappropriate action by or an incident at a licensee partner involving our brands could impact the reputation of Cadbury Schweppes brands or the Group as a whole.
Information technology
We depend on accurate, timely information and numerical data from key software applications to aid day-to-day decision making. We have continued to implement our new SAP based IT system, with successful launches in 2004 in our carbonated soft drinks business in the US, Cadbury Adams in Japan, and Cadbury in Ireland. In 2005 we implemented it in Great Britain – both in Cadbury Trebor Bassett and the Group HQ. Any disruption caused by a failure of this new system or similar applications, of underlying equipment or of communication networks, for whatever reason, could delay or otherwise impact day-to-day decision making, or cause us material financial losses.
Intellectual property
We and our major competitors have substantial intellectual property rights and interests which could potentially come into conflict. If any patent infringement or other intellectual property claims against us are successful, we may, among other things be enjoined from, or required to cease, the development, manufacture, use and sale of products that infringe others’ patent rights; be required to expend significant resources to redesign our products so that they do not infringe others’ patent rights, which may not be possible; and/or be required to obtain licenses to the infringed intellectual property, which may not be available on acceptable terms, or even at all. There is also the risk that intellectual property litigation against us could significantly disrupt our business, divert management’s attention, and consume financial resources.
Legislation and regulation
Production, distribution and sale of many of our products are subject to governmental regulation regarding the production, sale, safety, labelling and composition/ingredients of such products in the various countries and governmental regions in which we operate. In addition, the manufacture of many of our products, and other activities, in various markets is subject to governmental regulation relating to the discharge of materials into the environment, and the reclamation and re-cycling of packaging waste. At all times we are subject to employment and health and safety legislation in those countries in which we have operations.
Our operations are also subject to the risks and uncertainties inherent in doing business in numerous countries. A number of countries in which we operate maintain controls on the repatriation of earnings and capital. We are subject to substantial government regulation that may change dramatically as a result of political, economic or social events. Such changes may be wide-ranging and cover cross-border trading, taxation, employment practices and environment, health and safety issues, and involve actions such as product recalls, seizure of products and other sanctions.
Manufacturing and logistics
Our manufacturing and distribution facilities could be disrupted for reasons beyond our control, such as extremes of weather, fire, supplies of material or services, systems failure, workforce actions or environmental issues. Any significant manufacturing or logistical disruptions could affect our ability to make and sell products which could cause revenues to decline.
We are in the third year of our four year Fuel for Growth programme, which includes significant restructuring of our manufacturing and distribution facilities. While this is carefully and sensitively planned, major unforeseen difficulties could nevertheless reduce our revenues and earnings.
Raw materials
Our profitability depends to some extent upon the cost of raw materials from around the world, which exposes us to price and supply fluctuation. Key items such as cocoa, milk, sugar packaging materials and energy are subject to potentially significant fluctuations in price and availability. While we take measures to protect against the short-term impact of these fluctuations, there can be no assurance that any shortfalls will

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be recovered. A failure to recover higher costs or shortfalls in availability could decrease our profitability.
Retirement benefits
We have various retirement benefit schemes which are funded via investments in equities, bonds and other external assets. The scheme liabilities reflect the latest salary levels. The values of such assets are dependent on, among other things, the performance of the equity and debt markets, which are volatile. Any shortfall in our funding obligations may require significant additional funding from the employing entities.
Role of food in public health
Many countries face rising obesity levels due to an imbalance between energy consumed in food and expended through activity. The reasons for the changes in society that have occurred and for some individuals having a greater inclination to obesity are multifaceted and complex. There are, however, risks associated with the possibility of government action against the food industry, such as levying additional taxes on or restricting the advertising of certain product types. This could increase our tax burden or make it harder for us to market our products, reducing sales and/or profits. Also, consumer tastes may change rapidly for health-related reasons, and if we are unable to respond our sales or margins could decline.
Forward-looking statements
Forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, are made throughout this Report, including in the Description of Business – Risk Factors, the Operating and Financial Review, the Report of the Directors and the Directors’ Remuneration Report. These forward-looking statements are based on a number of assumptions made by Cadbury Schweppes’ management concerning future events and information currently available to management. You should not rely unduly on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside of the Group’s control, and could cause actual events to differ materially from those implicit in those statements. Although Cadbury Schweppes believes the expectations reflected in those forward-looking statements are reasonable, it cannot assure you that these expectations will prove to be correct. In addition to those factors described under “Risk Factors”, other important factors that could cause actual results to differ materially from our expectations include international economic and political conditions; changes in laws, regulations, and accounting standards; distributor and licensee relationships and actions; effectiveness of spending and marketing programmes; and unusual weather patterns.
Although the Group believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.
Comparative statements
In this Report, Cadbury Schweppes makes certain statements with respect to its market position, or its products’ or brands’ market positions, by comparison with third parties or their products or brands. These statements are based on independent sources, such as Euromonitor and AC Nielsen, and are accurate to the best of the knowledge and belief of Cadbury Schweppes.

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26     Cadbury Schweppes Report & Accounts 2005

Directors’ Report

Directors’ Biographies	28

General	30

Dividends	30

Directors	31

Substantial shareholdings	31

Policy on payment to suppliers	31

Going concern	31

Contents	Inside Front Cover

Index	182

Glossary	Inside Back Cover

Report & Accounts 2005 Cadbury Schweppes     27

Directors’ Report

Directors’ Biographies
John Sunderland, 60
Chairman
Term of office: Appointed as Chairman in May 2003. John was last re-elected in 2004 and is not retiring or standing for re-election in 2006.
Skills and experience: John has 38 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. John has held senior leadership roles within the Company, including being CEO from 1996 to 2003. John’s experience, together with his roles in key trade and business organisations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value.
Other directorships and offices:
•	President of the Confederation of British Industry
•	Non-executive director of The Rank Group plc
•	Non-executive director of Barclays PLC
•	Director of the Financial Reporting Council
•	Advisory Board member of CVC Capital Partners
•	Advisory Board member of Ian Jones & Partners
•	Leadership council member of Young Enterprise
Board Committee membership:
•	Chairman of the Nomination Committee
•	Corporate and Social Responsibility Committee
Roger Carr, 59
Deputy Chairman and Senior Independent Non-Executive Director
Term of office: Appointed to the Board in January 2001 and Deputy Chairman and Senior Independent Non-Executive Director since May 2003. Roger was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Roger’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareowners on matters of corporate governance.
Other directorships and offices:
•	Non-executive Chairman of Centrica plc
•	Non-executive Chairman of Mitchells & Butlers plc
•	Senior Adviser to Kohlberg Kravis Roberts Co. Ltd
•	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce
•	Chairman of Chubb plc (2000-2002)
•	Chairman of Thames Water (1998-2000)
•	Chief Executive Officer of Williams plc (1994-2000)
Board Committee membership:
•	Audit Committee
•	Remuneration Committee
•	Nomination Committee
Todd Stitzer, 54
Chief Executive Officer
Term of office: Appointed to the Board in March 2000. Appointed CEO in May 2003. Todd was last re-elected in 2003 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Todd joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to deliver superior shareowner performance. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003.
Other directorships and offices:
•	Non-executive director of Diageo plc
Board Committee membership:
•	Corporate and Social Responsibility Committee
Ken Hanna, 52
Chief Financial Officer
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Ken has a broad range of experience gained while working as the Group Finance Director of United Distillers plc (1993-1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997-1999). In addition, Ken’s focus on consumer goods while an Operating Partner at the private equity firm Compass Partners (1999-2004) makes him particularly qualified to lead the Cadbury Schweppes finance function.
Other directorships and offices:
•	Non-executive director of Inchcape plc
Board Committee membership:
None
Bob Stack, 55
Chief Human Resources Officer
Term of office: Appointed to the Board in May 1996. Bob was last re-elected in 2005 and is not retiring or standing for re-election in 2006.
Skills and experience: Bob has wide international Human Resources expertise. Bob joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board as Chief Human Resources Officer in 1996. Bob’s responsibilities also include corporate and external affairs and corporate communications.
Other directorships and offices:
•	Non-executive director of J Sainsbury plc
•	Visiting Professor at Henley Management College
Board Committee membership:
•	Corporate and Social Responsibility Committee
Dr Wolfgang Berndt, 63
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2005 and is not retiring or standing for re-election in 2006.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
•	Non-executive director of Lloyds TSB Group plc

•	Non-executive director of GfK AG
•	Board member of the Institute for the Future
•	President Global Fabric & Home Care sector of The Procter & Gamble Co (1998-2001)
Board Committee membership:
•	Audit Committee
•	Corporate and Social Responsibility Committee
•	Remuneration Committee

28      Cadbury Schweppes Report & Accounts 2005

Rick Braddock, 64
Independent Non-Executive Director
Term of office: Appointed to the Board in June 1997. Rick was last re-elected in 2004 and is not retiring or standing for re-election in 2006.
Skills and experience: Rick brings to the Board a broad range of consumer, marketing and management experience across several sectors. His business experience in North America benefits the Group, especially with regards to its significant businesses in that region.
Other directorships and offices:
•	Non-executive director of Eastman Kodak Company
•	Non-executive director of Marriott International, Inc
•	Non-executive director of the Lincoln Center for the Performing Arts
•	Chairman of MidOcean Partners
Board Committee membership:
•	Chairman of the Remuneration Committee
•	Audit Committee
Lord Patten, 61
Independent Non-Executive Director
Term of office: Appointed to the Board on 1 July 2005. Lord Patten is standing for re-election in 2006 at the first Annual General Meeting since his appointment.
Skills and experience: Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Other directorships and offices:
•	Chancellor of Oxford University
•	Chancellor of Newcastle University
•	Advisor Board member of Bridgepoint Capital Ltd
•	European Commissioner for External Relations (1999-2004)
•	Governor of Hong Kong (1992-1997)
Board Committee membership:
•	Corporate and Social Responsibility Committee
David Thompson, 63
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1998. David was last re-elected in 2004 and is not retiring or standing for re-election in 2006.
Skills and experience: David has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee.
Other directorships and offices:
•	Chairman of the Nottingham Building Society
•	Finance director of The Boots Company plc (1990-2002)
Board Committee membership:
•	Chairman of the Audit Committee
•	Corporate and Social Responsibility Committee
•	Remuneration Committee
Rosemary Thorne, 54
Independent Non-Executive Director
Term of office: Appointed to the Board in September 2004. Rosemary was last re-elected in 2005 and is not retiring or standing for re-election in 2006.
Skills and experience: Rosemary brings a wealth of financial reporting and corporate governance expertise to the Board and its committees gained during her corporate career and participation in key external organisations.
Other directorships and offices:
•	Finance Director of Ladbrokes plc
•	Group Finance Director of Bradford & Bingley plc (1999-2005)
•	Member of the Financial Reporting Council
•	Member of the Financial Reporting Review Panel
•	Member of the Main Committee of The Hundred Group of Finance Directors
•	Council member of The University of Warwick
Board Committee membership:
•	Audit Committee
•	Remuneration Committee
Baroness Wilcox, 65
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1997. Baroness Wilcox was last re-elected in 2005 and is standing for annual re-election in 2006 having been a Board member for over nine years.
Skills and experience: Baroness Wilcox’s breadth of experience as a retail entrepreneur, with consumer groups, and as a working peer in the House of Lords, allows her to contribute extensively on commercial, human resource and CSR matters.
Other directorships and offices:
•	Non-executive director of Carpetright plc
•	Non-executive director of Johnson Services PLC
•	Member of the House of Lords
•	President of the National Federation of Consumer Groups
•	President of the Institute of Trading Standards
•	Member of the Council of the Foundation for Science and Technology
Board Committee membership:
•	Chairman of the Corporate and Social Responsibility Committee
Sanjiv Ahuja, 49
Independent Non-Executive Director
Term of office: Appointed to the Board with effect from 19 May 2006. Sanjiv will stand for re-election in 2007.
Skills and experience: Sanjiv Ahuja has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Other directorships and offices:
•	Chief Executive Officer of Orange SA
•	Member of France Telecom’s Group Management Committee
•	Non-executive director of Mobistar SA
•	Non-executive director of Williams Sonoma, Inc.
Hester Blanks, 53
Group Secretary
Term of office: Appointed Group Secretary on 1 July 2005.
Skills and experience: Hester started her career in Cadbury Schweppes as a lawyer in 1984, having previously worked at Clifford Turner in London. She became Board Secretary to Coca-Cola & Schweppes Beverages in 1987 and then held a variety of senior legal roles within the business, latterly in 2003 being appointed as Legal Director (Group).

Report & Accounts 2005 Cadbury Schweppes      29

Directors’ Report

General
The Directors present their Report together with the audited Financial Statements for the 52 weeks ended 1 January 2006 (the “period”).
Principal activities
Our principal activities are detailed in the Description of Business on page 3. The operating companies principally affecting our profit or net assets in the period are listed in Note 36 to the Financial Statements.
Business review
The Chairman’s Statement, the Strategy Review, and the Summary Financial Review and Financial Statements, which appear in the Annual Review and Summary Financial Statement 2005, report on the development and performance of our business during the period, our position at the period end and the early part of 2006 and our likely future development. Acquisitions and disposals are detailed in the Operating and Financial Review on pages 63 to 64. We continue to invest in research and development and details are given in the Description of Business on page 15.
Revenue and Profit
Revenue during the period amounted to £6,508 million (2004: £6,085 million). Profit before taxation amounted to £843 million (2004: £642 million).
Legal proceedings
The Company and its subsidiaries are defendants in a number of legal proceedings incidental to their operations. The outcome of such proceedings, either individually or in the aggregate, is not expected to have a material effect upon the results of our operations or financial position.
Events after the Balance Sheet date
On 2 February 2006, we completed the disposal of our Europe Beverages business for a total consideration of £1.26 billion.
Financial instruments
Information on our use of financial instruments, our financial risk management objectives and policies, and our exposure to credit and liquidity risks, are described in the Operating and Financial Review. Our exposure to cash flow and price risks are described in Notes 27 and 28 to the Financial Statements respectively.
Share capital
Changes in our share capital are detailed in Note 29 to the Financial Statements.
At the 2006 Annual General Meeting, renewal will be sought of the authorities: (a) for the Directors to allot relevant securities and to allot equity securities for cash other than on a pre-emptive basis, shareowners having approved similar resolutions annually since 1982; and (b) for the Company to purchase its own shares as and if appropriate, shareowners having approved a similar resolution annually since 1998. The Directors have no present intention to issue shares in the Company for cash other than in connection with its share option and incentive schemes. The authority to purchase shares has not been used since 1999.
Corporate and Social Responsibility
Details of our Corporate and Social Responsibility activities are given in the Description of Business on pages 21 to 23. We also publish a separate CSR report every other year. Copies are available from our website, www.cadburyschweppes.com, or from the Group Secretary.
Employees
Details of our employees, including numbers by geographical region, together with statements of policy about programmes for learning and development, employee involvement, equal employment opportunities and diversity, disabled persons and pensions are given in the Description of Business on pages 20 and 21.
Charitable and political contributions
Details of our charitable contributions are given in the Description of Business on page 23.
In 2005, neither the Company, nor any of its subsidiaries, made any donation to any registered party or other EU political organisation, incurred any EU political expenditure or made any contribution to a non-EU political party, each as defined in the Political Parties, Elections and Referendums Act 2000.
Environment
Details of our environment policy are set out in the Description of Business on page 23.
Auditors
The Company’s auditors are Deloitte & Touche LLP, who are willing to continue in office and resolutions for their re-appointment and to authorise the Directors to determine their remuneration will be proposed at the AGM.
Note 6 in the Financial Statements states the auditors’ fees, both for audit and non-audit work.
Dividends
The Directors recommend a final dividend of 9.00 pence per ordinary share (2004: 8.70p) to be paid on 26 May 2006 to ordinary shareowners on the register on 28 April 2006.
An interim dividend of 4.00 pence was paid on
14 October 2005, which makes a total of 13 pence per ordinary share for the period (2004: 12.50p).

30      Cadbury Schweppes Report & Accounts 2005

Directors
The names of our Directors, together with biographical details, are set out on pages 28 and 29.
At the Annual General Meeting to be held on 18 May 2006, Roger Carr, Ken Hanna and Todd Stitzer will retire by rotation in accordance with Article 90 of the Articles of Association, and, being eligible, will each offer themselves for re-appointment. Todd Stitzer and Ken Hanna both have service contracts with the Company which are terminable at any time by the Company giving one year’s notice, and which terminate automatically at the normal retirement age of 60 years.
Baroness Wilcox will also retire and offer herself for re-election, having been on the Board for more than nine years. Under the Combined Code (A7.2) a director who has been on the board of a company for nine years or more is subject to annual re-election.
Lord Patten will also retire and offer himself for re-appointment in accordance with Article 89 of the Articles of Association, having been appointed as an independent Non-Executive Director since the last Annual General Meeting on 1 July 2005.
The explanatory notes to the Notice of Meeting set out why the Board believes that these Directors should be re-elected.
Further information on payments on termination of Directors’ service contracts is set out in the Directors’ Remuneration Report.
Directors’ responsibilities
The Statement of Directors’ responsibilities in relation to the Financial Statements is set out on page 86. The statement by the auditors on corporate governance matters is contained in their report on pages 86 and 87.
Directors’ share interests
The interests of Directors holding office during the period in the share capital of the Company at the beginning of the period, 3 January 2005 (or date of appointment if later), and the end of the period, 1 January 2006, are detailed in the Directors’
Remuneration Report on page 55.
Directors’ indemnities
Since February 2005, we have granted indemnities to each of the Directors, two members of our senior management and the Group Secretary to the extent permitted by law. These indemnities are uncapped in amount, in relation to certain losses and liabilities which they may incur to third parties in the course of acting as directors (or company secretary as the case may be) or employees of the Company or of one or more of its subsidiaries or associates.
Substantial shareholdings
At the date of this Report we have been notified, in accordance with sections 198 to 208 of the Companies Act 1985, of the following interests in the ordinary share capital of the Company:

	Number of shares	Interest in
	in which there	issued share
	is an interest	capital (%)

Franklin Resources, Inc.	103,078,079	4.95
Barclays PLC	62,644,317	3.01
Legal & General Investment Management	61,686,656	3.00

Policy on payment to suppliers
We adhere to the Better Payment Practice Guide. Details of how to obtain a copy of the Guide are on the inside back cover.
Our policy is, when agreeing the conditions of each transaction, to ensure that suppliers are made aware of the terms of payment and to abide by, and settle in accordance with, these terms. As Cadbury Schweppes plc is a parent company, it has no trade creditors.
Going concern
On the basis of current financial projections and facilities available, we have a reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future and, accordingly, consider that it is appropriate to adopt the going concern basis in preparing the Financial Statements.
By order of the Board
Hester Blanks
Group Secretary
13 March 2006

Report & Accounts 2005 Cadbury Schweppes      31

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Cadbury Schweppes Report & Accounts 2005     32

Corporate Governance Report
Report & Accounts 2005 Cadbury Schweppes      33

Corporate Governance Report

Introduction
In managing the affairs of the Company, the Board of Cadbury Schweppes plc is committed to achieving high standards of business integrity, ethics and professionalism across all our activities. As a fundamental part of this commitment, we support the highest standards of corporate governance. We have a Financial Code of Ethics that applies to the Chief Executive Officer, Chief Financial Officer and senior financial executives in the Group. All executive members of the Board and senior managers sign the Cadbury Schweppes Business Principles, entitled “Our Business Principles”.
UK corporate governance
In 2005, we fully complied with the provisions of the Code of Best Practice set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance, except for a brief period between 1 June and 24 August when John Sunderland was Executive Chairman and also a director of two other public listed companies (Code provision A4.5 states that an executive director should have only one external directorship in a FTSE 100 company). His acceptance of a position on the board of Barclays PLC was agreed in anticipation of his impending retirement as an Executive Director. Because of the brevity of the period during which the Code was breached, we consider that this is acceptable.
Our Description of Business contains information on our key financial performance indicators. We are currently reviewing our key non-financial performance indicators and, where necessary, will report on these next year if they are needed to better understand the development, performance or position of our business.
US corporate governance
Because we are a UK company with our shares listed on the New York Stock Exchange (the NYSE) as well as the London Stock Exchange, we are required to comply with some of the NYSE Corporate Governance rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. We comply with all the NYSE rules which apply to non-US issuers. The NYSE rules require the Nomination Committee to be composed entirely of independent directors, and require this Committee to consider corporate governance matters on behalf of the Board. Our Nomination Committee is not entirely independent, as it is chaired by John Sunderland, who retired as an Executive Director during the year. Our Audit Committee considers corporate governance matters on behalf of the Board, and is composed entirely of independent Directors. The NYSE rules allow a committee other than the Nomination Committee to fulfil this role as long as all of its members are independent directors.
Board of Directors
Board Composition: Currently, the Board has eleven members: three Executive Directors and eight Non-Executive Directors. No individual or group of individuals dominates the Board’s decision-making. Collectively, the Non-Executive Directors bring a valuable range of international experience and expertise as they all currently occupy or have occupied senior positions in industry and public life.
The role of the Board: The Board has responsibility for the overall management and performance of the Group and the approval of its long-term objectives and commercial strategy. It is responsible for ensuring that any necessary corrective action is taken promptly to ensure our objectives are met.
The Chairman: John Sunderland is our Chairman. During the year, he retired as an Executive Director but retains the same responsibilities as before. John’s role:
•	Ensures the effective running of the Board, its agenda and process;
•	Ensures the Board agrees the strategy for the Company and checks on its implementation;
•	Promotes the highest standards of corporate governance and ensures appropriate communication with shareowners on these and our financial performance;
•	Ensures the maintenance of our Purpose and Values;
•	Ensures we have an adequate succession planning process at the Board and senior management level;
•	Acts externally in maintaining appropriate relationships and projects the Company and our views; and
•	Works with the Chief Executive and the Chief Executive’s Committee to provide support and advice as appropriate.
The Chief Executive Officer: Todd Stitzer is our Chief Executive Officer. His key responsibilities are to:
•	Develop and translate strategies into a manageable set of goals and priorities and communicate and implement these;
•	Provide motivation and leadership to the regions and functions, chairing the Chief Executive’s Committee and setting its style and tone;
•	Manage and lead on major transactions and operating issues facing the business;
•	Set the overall policy and direction of our business operations, investment and other activities within a framework of prudent and effective risk management, and ensure that functions to control those risks operate satisfactorily;
•	Ensure the soundness of our financial structure, results (including cash flow) and forecasts and take corrective action when necessary;
•	Ensure that our financial management is performed to the highest levels of integrity, quality and transparency and in the interests of shareowner value;
•	Ensure that our business standards are of the highest order, fully in compliance with laws and regulations and that we operate in a manner consistent with ‘Our Business Principles’;
•	Ensure that growth in shareowner value is compatible with an increased accountability for social and environmental performance;
•	Develop policies and strategies for managing health and nutrition issues and related obesity concerns;
•	Develop and maintain strong communication programmes and dialogues to inform shareowners, analysts etc of our results and progress; and
•	With the Chairman, provide external leadership and represent the Company with major customers and industry organisations.
Senior Independent Non-Executive Director: Roger Carr, is the Senior Independent Non-Executive Director and our Deputy Chairman. Roger’s responsibilities include meeting major shareowners as and when requested and chairing meetings of the Non-Executive Directors without executive management or the Chairman being present.

34      Cadbury Schweppes Report & Accounts 2005

Interested persons who wish to communicate with the Non-Executive Directors may do so by writing to Roger Carr at the Company’s registered office.
External directorships for Executive Directors: Subject to certain conditions, and unless otherwise determined by the Board, each Executive Director is permitted to accept only one appointment as a non-executive director of another listed company. The Board considers that Executive Directors can gain valuable experience and knowledge through such appointments.
Details of the fees received by Directors for external appointments can be found in the Directors’ Remuneration Report on page 50.
The Non-Executive Directors
Independence: All the Non-Executive Directors (except John Sunderland) are independent of management and have no cross-directorships or significant links which could materially interfere with the exercise of their independent judgement. John Sunderland is not considered to be independent as he was previously an Executive Director.
Terms of appointment: John Sunderland was appointed for an initial term of one year. All other Non-Executive Directors are appointed for an initial term of three years. Thereafter, subject to satisfactory performance, they may serve one or two additional three-year terms, with a thorough review of their continued independence and suitability to continue as Directors being undertaken if they are to remain on the Board for more than nine years. Their terms and conditions of appointment are summarised in the Directors’ Remuneration Report on page 50 and are available on request from the Group Secretary.
Meetings of Non-Executive Directors: These Directors meet separately (without the Chairman being present) at least once a year principally to appraise the Chairman’s performance. During 2005, they held one such meeting chaired by Roger Carr.
How the Board operates
Reserved and Delegated authorities: The Board has a formal schedule of matters reserved to it for decision, which includes:
•	Responsibility for the strategic direction of the Group;
•	Committing to major capital expenditure, acquisitions and disposals;
•	Authorisation of any material borrowings and any issue of equity securities;
•	Agreeing treasury policy including the agreement of foreign currency and interest risk parameters;
•	Ensuring adequate succession planning for the Board and senior management and appointing and removing Directors and Committee Members;
•	Approval of annual and interim results;
•	Dividend policy;
•	Monitoring institutional investor guidelines and corporate governance principles;
•	Undertaking a formal and rigorous review annually of its own performance, that of its committees and individual Directors;
•	Reviewing the Company’s corporate governance arrangements;
•	Satisfying itself as to the integrity of financial information; and
•	Review of the effectiveness of the Group’s system of internal control and risk management process.
Other matters are delegated to Board Committees or to individual executives or both.
Information flow: Senior executives below Board level attend certain Board meetings and make presentations on the results and strategies of their business units. Board members are given appropriate documentation in advance of each Board and Committee meeting. In addition to formal Board meetings, the Chairman and Chief Executive Officer maintain regular contact with all Directors and hold informal meetings with the Non-Executive Directors to discuss issues affecting the business.
Independent professional advice: The Board has approved a procedure for Directors to take independent professional advice if necessary at the Company’s expense (up to a maximum cost of £25,000 p.a. each). Before incurring professional fees the Director concerned must consult the Chairman of the Board or two other Directors (one of whom must be a Non-Executive). No such advice was sought by any Director during the year.
Group Secretary: The Group Secretary is responsible for advising the Board on all corporate governance matters, ensuring that all Board procedures are followed, ensuring good information flow, facilitating induction programmes for Directors and assisting with Directors’ continuing professional development. All Directors have direct access to the advice and services of the Group Secretary and the appointment of Hester Blanks as Group Secretary on 1 July 2005, following the retirement of Mike Clark, was subject to the approval of the Board as a whole. Any questions shareowners may have on corporate governance matters, policies or procedures should be addressed to the Group Secretary at our registered office.

Report & Accounts 2005 Cadbury Schweppes      35

Corporate Governance Report
Board meetings and attendance: The attendance of the individual Directors at Board and Committee meetings during 2005 was as follows:

							Corporate
							& Social
	Board		Strategy		Audit		Responsibility		Nomination		Remuneration
	(7 meetings	1)	(1 meeting	)	(5 meetings	)	(2 meetings	)	(2 meetings	)	(4 meetings	)

John Sunderland	7		1		n/a		2		2		n/a
Roger Carr	7		1		5		n/a		2		4
Todd Stitzer	7		1		n/a		2		n/a		n/a
Ken Hanna	7		1		n/a		n/a		n/a		n/a
Bob Stack	7		1		n/a		2		n/a		n/a
Wolfgang Berndt[2]	6		1		4		2		n/a		n/a
Rick Braddock[3]	7		1		4		n/a		n/a		4
Lord Patten of Barnes[4]	3		–		n/a		1		n/a		n/a
David Thompson	7		1		5		2		n/a		4
Rosemary Thorne	7		1		5		n/a		n/a		4
Baroness Wilcox	7		1		n/a		2		2		n/a

NB. n/a means that the specified Director is not a member of that Committee, although he or she may attend meetings at the invitation of the chairman of the Committee.
1	In addition to the seven full Board meetings, there was one Board meeting, in February 2005, attended by the Executive Directors only, for the final approval of the year end results, which had been considered previously by the full Board.
2	Wolfgang Berndt missed one Board and one Audit Committee meeting due to a conflict in his schedule.
3	Rick Braddock missed one Audit Committee meeting due to a conflict in his schedule.
4	Lord Patten of Barnes was appointed a Non-Executive Director on 1 July 2005. Since his appointment, he has missed one Board and Strategy meeting due to commitments in place prior to his appointment.

Board effectiveness
Induction: On joining the Board, Directors are given background information describing the Company and its activities. For new Directors, site visits to the major business units are arranged. Lord Patten, who was appointed as a Director on 1 July 2005, received an induction pack of information on our business following his appointment. This included brokers’ reports and guidance notes on the Group, our structure, operations and corporate governance. Meetings were arranged with all the members of the Chief Executive’s Committee (see page 38) and other senior executives below Board level from each Group function, and with some of our advisers. Visits are also being arranged to one of our factories and to a Science & Technology centre. For those Non-Executive Directors who are members of Board Committees, meetings are also arranged with the Group departments who provide support to the relevant Board Committee.
Continuing professional development: During 2005, the majority of the Non-Executive Directors attended training on the adoption of IFRS, the proposed introduction of the Operating and Financial Review and the introduction of the new FSA Disclosure and Listing Rules and Model Code.
Performance evaluation: A formal and rigorous external evaluation of the Board, its members and its committees was conducted during 2005 by the Zygos Partnership. The evaluation, undertaken by meetings with Directors and senior management, included reviewing, amongst other things, the composition of the Board; succession planning; the role of the Nomination Committee, the Board agenda and those areas on which the Board should focus at its meetings, and the role of the Group Secretary. The results were considered by the Board in September 2005 and certain action points were proposed. All of these proposals were agreed and will now be acted upon. The Chairman was also appraised by the Non-Executive Directors, led by Roger Carr.
Board evaluation will continue on an annual basis and will be undertaken by a combination of internal processes and advice from external consultants.
Board Committees
The terms of reference for all our Committees are reviewed on a regular basis by the Board and were last reviewed in February 2006. Committees are authorised to obtain outside legal or other independent professional advice if they consider is necessary to do so.
Audit Committee
Members: David Thompson (Chairman), Wolfgang Berndt, Rick Braddock, Roger Carr and Rosemary Thorne.
The Committee consists solely of independent Non-Executive Directors, all of whom have extensive financial experience in large organisations. All the Committee members held office throughout the year and at the date of this report. The Board has determined that David Thompson is an audit committee financial expert as defined by the US Securities and Exchange Commission.
At the invitation of the Committee, the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, Group Secretary, Director, Financial Control, Director of Business Risk Management, Head of Internal Audit and the external auditor attend meetings. The Director of Group Secretariat attends and is Secretary to the Committee. The Committee met five times in 2005 and also meets with each of the external and internal auditors separately at least once a year, usually in July and December respectively. In addition, the Chairman holds preparatory meetings with the Group’s senior management as appropriate prior to Committee meetings. All Directors have access to the minutes of all the Committee’s meetings.
The Audit Committee is responsible for exercising the full powers and authority of the Board in accounting matters and financial reporting matters.

36 Cadbury Schweppes Report & Accounts 2005

Key duties:
•	to monitor the integrity of the Company’s financial statements prior to their submission to the Board;
•	to ensure that the interim and annual financial statements meet the relevant legislative and regulatory requirements that apply to them and are in accordance with accepted accounting standards, especially as regards major judgmental areas, significant adjustments and the going concern assumption, before the statements are considered and approved by the Board;
•	to review major changes in accounting policies and practices;
•	to review the Company’s internal controls and their effectiveness and report on this to the Board;
•	to review the Company’s statements and practices on internal controls (including section 404 Sarbanes Oxley certification) and other aspects of corporate governance prior to endorsement by the Board;
•	to review the effectiveness of the external audit process, the Group’s relationship with the external auditors including fees, and make recommendations on the appointment and dismissal of the external auditors.
Agenda: At its meetings, the Committee considers an agenda of items including:
•	minutes of the last meeting and a list of action points from previous meetings, to ensure that these are progressed;
•	business monitoring and controls, covering risk management and reports from internal audit and an update on all litigation in which the Group is involved with a value exceeding US$1 million;
•	accounting and statutory reporting issues, such as the adoption of IFRS;
•	corporate governance, which includes developments in the US and UK; and
•	discussions with the external auditors.
Workload: Its work during 2005 included consideration of the following:
•	the 2004 full year results announcement, the 2004 Annual Review and Summary Financial Statements, the 2004 Report & Accounts and Form 20-F, and the report on the 2004 Report & Accounts from the external auditor;
•	the 2004 full year report on internal audit and the effectiveness of internal control, reviewing the Group’s internal audit process and the audit plan for 2006;
•	the 2005 Interim Report;
•	the restatement of the 2004 results in accordance with IFRS;
•	the provision and scope of audit and non-audit work by the external auditor;
•	external audit fees for 2005;
•	security arrangements in respect of Information Technology Systems;
•	reports from the Speaking Up programme (established to investigate complaints in confidence from employees and others);
•	the annual report on Group legal matters;
•	an annual review of the effectiveness of the Committee;
•	corporate governance developments in the UK and US and the Group’s response to these developments;
•	monitoring the Group’s risk management and business ethics processes; and
•	preparation for the Group’s compliance with the internal control provisions of section 404 of the US Sarbanes-Oxley legislation.
During the year, the Committee was briefed on developments in the adoption of IFRS, the Flint Review of the Turnbull Guidance on Internal Controls, legislation on the Operating and Financial Review (and its subsequent replacement by the requirement for a business review) and best practice on complying with section 404 of the Sarbanes-Oxley Act.
Non-audit services: The US Sarbanes-Oxley Act of 2002 identifies certain categories of non-audit services which are no longer to be performed by the external auditor. We have incorporated that prohibition into our own policy regarding services from the external auditor. The list of prohibited non-audit services may only be varied by the Audit Committee.
The external auditor is permitted to undertake some non-audit services, for example due diligence activities associated with potential acquisitions or disposals of businesses by the Group, but these services and their associated fees, must be approved in advance by the Committee. Where such services are considered recurring in nature, approval may be sought for the full financial year at the beginning of that year. Approval for other permitted non-audit services has to be sought on an ad hoc basis. Where no Committee meeting is scheduled within an appropriate time frame, the approval is sought from the Chairman of the Committee subject to confirmation at the next meeting.
Auditor independence: The Committee reviews the work undertaken and the fees incurred, by the external auditor at each meeting, along with a complete list for the previous financial year, to ensure that the external auditor remains independent of the Company. In addition, the Committee receives written confirmation from the external auditor as to any relationships which may be reasonably thought to influence its independence. The external auditor also confirms whether it considers itself independent within the meaning of the UK and US regulatory and professional requirements, as well as within the meaning of applicable US federal securities laws and the requirements of the Independence Standards Board in the US.
Other issues: In appropriate circumstances, the Committee is empowered to dismiss the external auditor and appoint another suitably qualified auditor in its place. The re-appointment of the external auditor is submitted for approval annually by the shareowners at the Annual General Meeting.
Details of the fees paid to the external auditor in 2005 can be found in Note 6 in the Financial Statements.
The composition and role of the Audit Committee is annually reviewed against the recommendations made in the Smith Report published in 2003. The Audit Committee complies with all of the Smith Report recommendations.
Nomination Committee
Members: John Sunderland (Chairman), Roger Carr and Baroness Wilcox.
The Chief Executive Officer and Chief Human Resources Officer attend meetings at the invitation of the Chairman of the Committee. The Group Secretary also attends and is secretary to the Committee. This Committee is empowered to bring to the Board recommendations as to the appointment of

Report & Accounts 2005 Cadbury Schweppes 37

Corporate Governance Report

any new Executive or Non-Executive Director, provided that the Chairman, in developing such recommendations, consults all Directors and reflects that consultation in any recommendation of the Nomination Committee. The Committee ensures that a review of Board candidates is undertaken in a disciplined and objective manner.
The Nomination Committee, in discussions with the Non-Executive Directors, is responsible for succession planning within the Board. The Board as a whole is responsible for development plans, including the progressive refreshing of the Board, which are reviewed on an annual basis. The plans involve an annual objective and comprehensive evaluation of the balance of skills, knowledge and experience of the Board. We have appointed two new Non-Executives in the past few months, and two of the longest serving Non-Executives will retire in the near future. The re-elections proposed at the AGM reflect the Board’s policy on its development. No Director participates in the discussions considering his or her successor.
The members of this Committee all held office throughout the year and at the date of this Report.
During 2005, the Committee progressed the appointment of Lord Patten as a new Non-Executive Director. External search consultants were engaged to produce a list of 10 candidates for this appointment. This list was then reduced to a short list of candidates which was discussed between the Chairman and the other members of the Nomination Committee on an individual basis. The members of the Nomination Committee then met Lord Patten and his nomination was presented to the Board for approval at the May Board meeting. The Committee also met two times in 2005 to review succession planning and future non-executive appointments.
Remuneration Committee
Details of the Remuneration Committee and its policies, together with the Directors’ remuneration, emoluments and interests in the Company’s share capital, are set out on pages 41 to 56.
Corporate and Social Responsibility Committee
Members: Baroness Wilcox (Chairman), Wolfgang Berndt, Lord Patten, Bob Stack, Todd Stitzer, John Sunderland, and David Thompson.
This Committee focuses on corporate and social responsibility matters in relation to the environment, employment practices, health and safety, equal opportunities and diversity, community and social investment, ethical trading and human rights, and other aspects of ethical business practice. The members of this Committee all held office throughout the year (except for Lord Patten who was appointed to the Board and this Committee during the year) and at the date of this Report. Further details of the Group’s approach to corporate and social responsibility matters can be found in the Description of Business section on pages 21 to 23.
Chief Executive’s Committee
Members: Todd Stitzer (Chairman), Gil Cassagne, Jim Chambers, Steve Driver, Nick Fell, Ken Hanna, David Macnair, Matt Shattock, Bob Stack, Marie-Bernard Trannoy, Hank Udow and Rajiv Wahi. Hester Blanks is secretary to the Committee.
As described in the Description of Business on page 9, the Chief Executive’s Committee deals with major operational and management issues, including the review of four-weekly financial results and forecasts, proposals for capital expenditure and major operating issues.
Disclosure Review Committee
Members: Chief Legal Officer (Chairman), Chief Financial Officer, Director of Business Risk Management, Director of Financial Control, Investor Relations Director, Corporate Communication Director, Group Secretary, and other representatives of Group Finance. The Director of Group Secretariat also attends and is secretary to the Committee. The external auditors and UK and US external counsel also attend meetings of this Committee by invitation.
Prior to submission to the Board and Audit Committee, this Committee reviews the Group’s Report and Accounts, Form 20-F, interim statement and trading updates to assess the accuracy and completeness of disclosures, based on applicable laws and regulations.
Relations with shareowners
Our relationship with shareowners is given a high priority. The Annual Review is sent to all shareowners and a full Annual Report is available by election or on request. Regular trading updates are published via the London Stock Exchange and by press release, and appear on our website.
Annual General Meeting
Individual shareowners have the opportunity at the Annual General Meeting (“AGM”) to question the Chairman, and through him the chairmen of the various Board Committees and other Directors. There will be a statement by the Chairman regarding the Company’s performance, and all the Directors plan to attend, although illness or other pressing reasons may prevent them from doing so.
Details of the meeting are set out in the Notice of Meeting which is sent to shareowners, and which contains the text of the resolutions to be proposed and explanatory notes, where necessary.
Shareowners attending will be advised of the number of proxy votes lodged for each resolution, in the categories “for” and “against”, together with the number of “votes withheld”. All resolutions will be voted on by taking a poll, the results of which will be announced to the London and New York Stock Exchanges.
Institutional investors
On a day-to-day basis, the Board’s primary contact with institutional shareowners is via the Chief Executive Officer and the Chief Financial Officer, but the Senior Independent Non-Executive Director and other members of the Board are available to meet major shareowners on request. The Chairman contacts the top ten shareowners each year with an offer to meet them. As part of his role as the Senior Independent Non-Executive Director, Roger Carr is also available to shareowners when contact with the Executive Directors or the Chairman may not be appropriate.
The Chief Executive Officer and Chief Financial Officer meet with institutional investors in the UK, the US and Continental

38 Cadbury Schweppes Report & Accounts 2005

Europe on a regular basis. In October 2005, they hosted a two day conference in Dallas for institutional investors, analysts and brokers.
The Directors are supported by our investor relations department (IR), which is in regular contact with institutional investors, analysts and brokers. An IR report is produced for each Board meeting: this includes direct feedback from institutional investors provided by our external advisors Goldman Sachs, UBS and Makinson Cowell. In addition, the Board commissions an annual independent audit of institutional investors’ views on our management and strategy. These measures ensure Board members develop an understanding of the views of our major shareowners.
Company website
Our website, www.cadburyschweppes.com, is a primary source of information on the Company. The site includes an archive of financial announcements and presentations, as well as detailed information on our corporate governance practices. This includes:
•	our financial code of ethics;
•	our business principles;
•	details of how we comply with the Combined Code;
•	terms of reference for the Audit, Corporate Social Responsibility, Nomination and Remuneration Committee;
•	summary of the terms and conditions of the appointment of our Non-Executive Directors;
•	full schedule of matters reserved for the Board;
•	details of our approach to CSR;
•	documentation sent to shareowners, including AGM material and our report and accounts;
•	voting figures from the AGM.
Shareowners who register for the service can receive a notification when any press releases are made, and there is an e-mail facility for you to contact us.
Internal control
The Directors have responsibility for the system of internal control that covers all aspects of the business. In recognition of that responsibility, the Directors set policies and seek regular assurance that the system of internal control is operating effectively. Strategic, commercial, operational and financial areas are all within the scope of these activities which also include management of the related risks.
The Directors acknowledge their responsibility for the system of internal control. However, the Directors are aware that such a system cannot totally eliminate risks and thus there can never be an absolute assurance against the Group failing to achieve its objectives or a material loss arising.
The key elements of the system may be described as the control environment, and this is represented by the following:
•	the key business objectives are clearly specified at all levels within the Group;
•	“Purpose and Values”, a framework for our strategic intent, and “Our Business Principles”, a set of guidelines on legal compliance and ethical behaviour, are distributed throughout the Group;
•	the organisation structure is set out with full details of reporting lines and appropriate limits of authority for different processes;
•	a wide range of corporate policies deal, amongst other things, with control issues for corporate governance, management accounting, financial reporting, project appraisal, environment, health and safety, information technology, and risk management generally;
•	individual business units operate on the basis of multi-year contracts with four-weekly reports on performance and regular dialogues with Group senior management on progress. From 1 January 2006, these reports will be prepared on a monthly basis;
•	various internal assurance departments, including the internal audit department, overseen by the Director of Business Risk Management, carry out regular reviews of the control activities and report their findings to both the business unit involved and Group management; and
•	the Audit Committee approves plans for control reviews and deals with significant issues raised by internal assurance departments or the external auditor.
The management of all forms of business risk continues to be an important part of ensuring that we continue to create and protect value for our shareowners. The processes involved call for the identification of specific risks that could affect the business, the assessment of those risks in terms of their potential impact and the likelihood of those risks materialising. Decisions are then taken as to the most appropriate method of managing them. These may include regular monitoring, investment of additional resources, transfer to third parties via insurance or hedging agreements and contingency planning. For insurance, there is a comprehensive global programme which utilises an internal captive structure for lower level risks and the external market only for cover on major losses. Hedging activities relate to financial and commodity risks and these are managed by the Group Treasury and Procurement departments with external cover for the net Group exposures (see pages 72 to 74).
All business units are required to regularly review their principal business risks and related strategies (i.e. the chosen management methods). The internal assurance departments and other Group functions report on any further business risks evident at a regional, global or corporate level. Each year, a consolidated summary of our most significant risks is reviewed by the Audit Committee and subsequently by the Board of Directors.
The Group’s associates, with the exception of Dr Pepper/ Seven Up Bottling Group and Camelot which are managed in line with their respective shareholder agreements, are treated as part of the Group for the purposes of the Turnbull guidance on internal control.
Accordingly the Directors confirm that the system of internal control for the year ended 1 January 2006 and the period up to 13 March 2006 has been reviewed in line with the criteria set out in the Turnbull guidance currently applicable.
John Sunderland
Chairman
13 March 2006

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40 Cadbury Schweppes Report & Accounts 2005

Directors’ Remuneration Report

Contents	Inside Front Cover

Index	182

Glossary	Inside Back Cover

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Directors’ Remuneration Report

Unaudited Information
Introduction
This report describes the current arrangements for the remuneration of Executive Directors and, where relevant, other Board members and senior executives, as agreed by the Remuneration Committee (the “Committee”) in 2005. Except as detailed below, these arrangements are likely to continue to apply in future years, unless there are specific reasons for change, in which case shareowners will be informed appropriately.
This report complies with the requirements of the Companies Act 1985 (in particular Schedule 7A – Directors’ Remuneration Report) and of the Combined Code.
The Board has delegated to the Committee authority to review and approve the annual salaries, incentive arrangements, service agreements and other employment conditions for the Executive Directors, and to approve awards under our share based plans (see page 43). The Committee also oversees remuneration arrangements for our senior executives to ensure they are in alignment with remuneration for the Executive Directors. The terms of reference of the Committee are available for inspection on our website.
Changes to reward arrangements for 2006 onwards
Reward arrangements for Executive Directors and other senior executives need to remain in line with prevailing practices among other UK-parented companies and be competitive for an international, fast moving consumer goods company. The Committee has reviewed arrangements and incentives since the policy was last amended in 2004 to ensure that they remain effective and appropriate to the Company’s circumstances and prospects and to monitor the level of potential awards. In the light of the introduction of IFRS and the evolving views of investors opposed to the re-testing of performance conditions applicable to share options, the Committee is proposing to make the following changes to the policy to take effect from 1 January 2006:
•	No more discretionary share options will be granted unless general market conditions change or if there are particular circumstances that arise where an option grant would be appropriate;
•	As a consequence, for Executive Directors, the target and maximum levels of award under the AIP will increase from 80% and 120% to 100% and 150% of salary respectively, and the annual LTIP award will increase from 120% to 160% of salary. The percentage of the LTIP award which vests for threshold performance will reduce from 40% to 30% and this will reduce the percentage of shares vesting for all levels of performance below the 80th percentile. We will seek shareowner approval to provide for LTIP awards up to a maximum value of 200% of salary, but any award significantly higher than the proposed 160% level will only be made in exceptional circumstances;
•	The BSRP performance related scale will be changed from step vesting to a straight line sliding scale;
•	Also, in setting performance ranges for future cycles for all our long term plans, the economic profit and earnings per share ranges will be expressed in absolute rather than real (post inflation) terms. This is partly because there is no one satisfactory inflation index against which to measure our performance, and secondly because an absolute measure is simpler and in line with the way in which we communicate our results.
Similar changes will be made to AIP, BSRP and LTIP for executives below Board level. For those who are not eligible for LTIP awards, a share plan will be introduced which gives conditional share awards if performance targets are met, so that the expected value of remuneration for these employees is maintained at broadly the same level as previously.
The chart below shows the fixed and variable elements of an Executive Director’s remuneration for 2006, and a range of outcomes for each component. Expected value is the present value of the sum of all the various possible outcomes at vesting or exercise of awards, and was calculated using industry accepted methodologies.
Remuneration Committee members and advisers
The Committee consists of:

Rick Braddock	(Chairman of the Committee)
Roger Carr
Wolfgang Berndt	(appointed 2 December 2005)
David Thompson
Rosemary Thorne
All are independent Non-Executive Directors, and all were members of the Board and Committee at the year-end. No other person was a member of the Committee at a time when any matter relating to the Executive Directors’ remuneration for 2005 was considered.
The Committee met four times and passed two written resolutions in 2005 to consider and approve, amongst other things:
•	the Directors’ Remuneration Report for 2004;
•	proposed salary increases and changes to other compensation elements of the Executive Directors’ remuneration;
•	AIP and share based grants to the Executive Directors and members of the Chief Executive’s Committee;
•	a review of our share plans and pension arrangements; and
•	performance measures, weights, targets and allocation guidelines for share based remuneration.
No Committee member has any personal financial interest (other than as a shareowner), conflicts of interest arising from cross-directorships, or day-to-day involvement in running the business. Other Directors and employees who attended some

42 Cadbury Schweppes Report & Accounts 2005

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or all of the meetings and who provided material advice or services to the Committee during the year were:

John Sunderland	Chairman
Todd Stitzer	Chief Executive Officer
Bob Stack	Chief Human Resources Officer
Ken Hanna	Chief Financial Officer
Mike Clark	Group Secretary and Chief Legal Officer
(until 30 June 2005)
Hester Blanks	Group Secretary
(from 1 July 2005)
Don Mackinlay	Group Remuneration and Benefits Director
John Mills	Director of Group Secretariat and Secretary to the Committee
Mike Clark, Hester Blanks, Don Mackinlay and John Mills were appointed by the Company and have the appropriate qualifications and experience to advise the Committee on relevant aspects of our policies and practices, and on relevant legal and regulatory issues. The Company appointed, and the Committee sought advice from, Slaughter and May and the Committee appointed and sought advice from Towers, Perrin, Forster & Crosby, Inc. Representatives from the latter have attended meetings of the Committee and in addition have provided advice, primarily in the area of remuneration matters, to the Group’s operations in Europe and North America. This advice included information on the remuneration practices of consumer products companies of a size and standing similar to those of the Company, including competitors and other businesses which trade on a worldwide basis. Slaughter and May have advised the Committee on legal and regulatory issues and have also provided advice on a broad range of legal issues for the Group during 2005.

Overview of current remuneration elements for executives including Executive Directors

Element	Objective	Performance Period	Performance Conditions

Base Salary (see page 45)	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance and the increases awarded to other employees

Annual Incentive Plan (AIP) (see page 45)	Incentivises delivery of performance goals for the year	One year	Award subject to achievement of Revenue and underlying economic profit (UEP) targets for the year

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme (see page 46)	Incentivises sustained annual growth Supports and encourages share ownership	Three years	Basic award (subject to continued employment) and an additional match subject to achievement of compound annual growth in aggregate underlying economic profit

Long Term Incentive Plan (LTIP) (see page 46)	Incentivises longterm value creation	Three years	Half of award subject to total shareowner return (TSR) ranking relative to an international peer group (see page 48)
Half of award subject to achievement of compound annual growth in aggregate Underlying Earnings per Share (UEPS)

Discretionary Share Option Plans (to be discontinued with effect from 2006) (see page 48)	Incentivises earnings growth	Three to five years	Vesting subject to achievement of compound annual growth in (point to point) UEPS. First test at end of three years, further test available at end of five years
	Incentivises increasing share price	Three to ten years	Value of award comes from share price growth at time of exercise

Whether particular performance conditions are met is assessed with reference to our annual accounts or to external data which is widely available. These methods have been chosen as they are or can be independently audited. Remuneration received in respect of each of these elements by the Executive Directors is shown on pages 51 to 55.

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Directors’ Remuneration Report

Remuneration policy principles
Our remuneration policy for executives, including Executive Directors, is based on the following core principles:
•	Basic salary is targeted generally between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance. This, combined with performance related variable elements, is designed to result in upper quartile total remuneration against delivery of superior business results and returns to shareowners;
•	A portfolio of incentives and rewards balance the achievement of short and long-term business objectives;
•	The performance conditions for our incentive plans (including the BSRP, LTIP and discretionary share options) are based on the measurable delivery of strong financial performance at constant currency (and on superior shareowner returns for the LTIP) and are widely understood by shareowners;
•	Total remuneration potential is designed to be competitive in the relevant market, thereby enabling us to attract and retain high calibre executives;
•	The total remuneration programme includes significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture;
•	Executive Directors are expected to meet a share ownership requirement set at four times base salary, which is at the top end of such requirements in the FTSE 100. For new appointments, the Director is given a period of three to five years in which to satisfy this requirement. The share ownership policy applies to all senior executives in the business with a range from one to three times salary, depending on their level of seniority.
Competitive positioning of remuneration
The Committee carefully considers on a regular basis the market positioning of all executives for whose remuneration it is responsible against the most recent and relevant market data available. For example, for the Chief Executive Officer, market data for the CEO position in companies of comparable size, complexity and international spread in the UK FTSE 100 index is used, with relevant US company details referenced for broader context.
A similar approach is taken for other senior executives. We benchmark against similar positions in companies of comparable size, complexity and international spread and also participate in several of the leading global surveys of executive remuneration in the Fast Moving Consumer Goods sector.
In making assessments, the Committee takes into account the overall value of the potential remuneration that packages represent, including salary, short and long-term incentives and share ownership requirements. It focuses, in particular, on the ‘on-target’ level and expected value of remuneration. The Committee also takes into account the proportions of total compensation that are fixed and those which are variable because they are subject to various conditions, including performance and, in the case of share-based incentives, future share price performance.
Balance between fixed and variable pay
Around two-thirds of each Executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each Executive Director. The following two charts show the fixed (base salary only) and variable elements of the remuneration package for Executive Directors for 2005 and 2006 assuming the target (AIP only) and expected value levels of remuneration are achieved.
Share based awards and dilution
We ensure that the aggregate of all share based awards does not exceed the guidelines laid down by the Association of British Insurers. These suggest that the number of awards granted in respect of all share based schemes should not exceed 10% of the current issued share capital in any rolling ten-year period. The number of awards granted in respect of discretionary schemes should not exceed 5% of the current issued share capital in the same period. Many of the share option plans we operate use shares purchased in the market to satisfy awards at maturity, thereby ensuring that shareowner value is not unduly diminished or diluted.
The available dilution capacity on this basis expressed as a percentage of the Company’s total issued ordinary 12.5p share capital on the last day of each of the last five financial years was as follows:

	2001	2002	2003	2004	2005

Outstanding capacity for all employee schemes	4.74%	5.16%	4.66%	4.53%	4.58%
Outstanding capacity for discretionary schemes	2.21%	2.55%	1.97%	1.75%	1.74%

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Performance graph
The following graph shows the Company’s performance measured by total shareholder return (TSR) for the five years to 1 January 2006 compared with the TSR performance of the FTSE 100 companies over the same period. TSR is share price plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the
Companies Act 1985 (as amended) and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.
Historical TSR Performance Growth in the Value of a Hypothetical £100 Holding Over Five Years. FTSE 100 Comparison Based on 30 Trading Day Average Values
Service contracts
All Executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the Executive Director giving six months’ notice, and expire in the year in which the Executive Director reaches their normal retirement age. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with us. Also, the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any Executive Director’s employment is terminated without cause, or if the Executive Director resigns for good reason, payment of twelve months’ worth of base salary and target AIP will be made, together with benefits for up to twelve months, or for a shorter period if the Executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control. For the BSRP/LTIP provisions which apply on a change of control or termination of employment refer to pages 46 and 48 respectively.
Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in the USA if there are no suitable opportunities for them when their secondments end.
All the contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. All the Executive Directors’ contracts are dated 1 July 2004 except for Ken Hanna’s, which is dated 1 March 2004. John Sunderland’s contract expired on 24 August 2005 in accordance with its terms.
Salaries and benefits in kind for Executive Directors
In setting the base salary of each Executive Director, the Committee takes into account market competitiveness and the performance of each individual Executive Director, any changes in position or responsibility and pay and conditions throughout the Group. This structure is consistent with the reward structure in place for executives below Board level, and that used by comparable companies. In addition to base salary, the Executive Directors also receive benefits in kind. In 2005, the rate of base salary increases for Executive Directors were between 5% and 18%. These included adjustments related to changing circumstances. As advised in the 2004 report, Todd Stitzer received a salary increase of $100,000 following John Sunderland ceasing to be an executive, in recognition of his increased responsibilities. Bob Stack received an increase of $82,500 in September 2005 reflecting the elimination of expatriate allowances from that date. Salaries received by the Executive Directors in the 2005 financial year are shown on page 51.
Annual Incentive Plan (AIP)
Annual incentive targets are set each year to take account of current business plans and conditions, and there is a threshold performance below which no award is paid. AIP awards are based on financial tests, subject to appropriate adjustments, as determined by the Committee. In 2005, awards were based on the delivery of underlying economic profit (UEP), defined as underlying profit from operations less a charge for the weighted average cost of capital, and growth in Revenue, both key elements of the annual contract. The award is weighted 60% on the delivery of UEP and 40% on the growth in Revenue, and these weightings will remain the same for 2006. However, if our trading margin is below the contracted level, the Revenue element of the award will be reduced at all levels of performance except at the threshold level.
The target incentive award for an Executive Director is 80% of base salary, with the maximum award being at 120% for exceptional performance. From 2006, we propose that as part of the changes to reward arrangements these percentages be increased to 100% and 150% respectively. AIP awards to Executive Directors for 2004 and 2005 averaged 88% and 91%, respectively of base salary, and in 2005, this represented 44% on the delivery of UEP and 47% on the growth in Revenue. AIP received by the Executive Directors in the 2005 financial year is shown on page 51.

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Directors’ Remuneration Report

Bonus Share Retention Plan (BSRP)
The BSRP is an essential element of our total reward programme and has been a key factor in helping and encouraging executives to meet the share ownership guidelines that we apply (see page 44). The BSRP is available to a group of approximately 155 senior executives including the Executive Directors and aims to encourage participants to reinvest a cash award into the Company’s shares.
The BSRP enables participants to invest all or part of their AIP award in, or take their AIP Award as an award over, our shares (“deferred shares”) together with a Company match of additional shares after three years. During the three year period, the shares are held in trust. If a participant leaves the Group during the three year period, they forfeit some of the additional shares and in certain cases it is possible that all of the deferred shares and the additional shares may be forfeited. Each year the Executive Directors (if eligible) have chosen to invest all their AIP awards into the BSRP.
The number of matching shares that will be provided for grants in 2005 is as follows:

Real compound annual growth in	Number of additional shares awarded
aggregate UEP over the three-year	at the end of the period (for every
deferral period equivalent to:	five acquired by the executive)

below 4%	2 (Threshold)
4%	3
7%	4
10% or more	5 (Maximum)

UEP is measured on both an aggregate basis and a ‘real’ basis (i.e. after allowing for inflation), and the levels of growth required to achieve the highest levels of share match are demanding. From 2006, it is proposed that UEP performance will be measured on an absolute basis, and there will be straight line sliding scale vesting between the threshold and maximum. Awards under the BSRP will vest in full following a change in control but only to the extent that performance targets have been met at the time of the change in control unless the Committee decides that the awards would have vested to a greater or lesser extent had the performance targets been measured over the normal period. In 2005, real annual compound growth in UEP was 7.3%. AIP received by the Executive Directors in respect of the 2005 financial year and reinvested into the BSRP is shown on pages 51 and 55.
Long Term Incentive Plan (LTIP)
Around 100 senior executives (including the Executive Directors) are granted a conditional award of shares under the LTIP. This award recognises the significant contribution they make to shareowner value and is designed to incentivise them to strive for sustainable long-term performance.
In 2005, awards for the 2005 — 2007 performance cycles were made to senior executives, including the Executive Directors. Details of the Directors’ LTIP interests are set out in the table on page 52.
One half of the conditional shares that vest are transferred immediately. The transfer of the remaining half is deferred for two years and is contingent on the participant’s employment with us not being terminated for cause during that period. Participants accumulate dividend equivalent payments both on the conditional share awards (which will only be paid to the extent that the performance targets are achieved) and during the deferral period.
The current LTIP has been in place since 1997. In 2004, the Committee made a number of changes to the Plan, and the table opposite sets out the key features of the LTIP. As explained above, from 2006, performance ranges for the growth in Underlying Earnings Per Share (UEPS) will be expressed in absolute rather than post-inflation terms.
The TSR measure is a widely accepted and understood benchmark of a company’s performance. The TSR is measured according to the return index calculated by Datastream on the basis that a company’s dividends are invested in the shares of that company. The return is the percentage increase in each company’s index over the performance period. UEPS is a key indicator of corporate performance. It is measured on a real basis (absolute from 2006) after allowing for inflation, based on a weighted average inflation index computed using the published annual Consumer Price Index inflation rates for the UK, USA, Euro Zone and Australia. The real growth rates are aggregate per annum compound and sustained performance is therefore required over the performance cycle as each year counts in the calculation.

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The following companies were selected as comparator companies (the “Comparator Group”) to reflect the global nature of our business:

	Awards made prior to 2004	Awards made for 2004 and 2005

Face value of conditional share award made to Executive Directors	80% of base salary	120% of base salary

Performance conditions	Award is based on TSR relative to the Comparator Group with a UEPS hurdle (see below)	Half of the award is based on growth in UEPS over the three year performance period. The other half of the award is based on TSR relative to the Comparator Group

UEPS vesting requirement	For the award to vest at all UEPS must have grown by at least the rate of inflation as measured by the Retail Price Index plus 2% per annum (over three years)	The extent to which some, all or none of the award vests depends upon annual compound growth in aggregate UEPS over the performance period:
• 40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest if the real compound annual growth rate achieved is 6% or more
• 100% of this half of the award (60%, at grant, of base salary) will vest if the real compound annual growth rate achieved is 10% or more
• Between 6% and 10%, the award will vest proportionately

TSR vesting requirement	The extent to which some, all or none of the award vests depends on our TSR relative to the Comparator Group:	The extent to which some, all or none of the award vests depends upon our TSR relative to the Comparator Group:
	• The minimum award of 50% of the shares conditionally granted will vest at the 50th percentile ranking	• 40% of this half of the award (equivalent, at grant, to 24% of base salary) will vest at the 50th percentile ranking
	• 100% of the award will vest at the 80th percentile ranking or above • Between the 50th and 80th percentiles, the award will vest proportionately	• 100% of this half of the award (60%, at grant, of base salary) will vest at the 80th percentile ranking or above • Between the 50th and 80th percentiles, the award will vest proportionately

Re-tests	If the TSR performance criteria is not satisfied in the initial three year performance period, the award will be deferred on an annual basis for up to three years until the performance is achieved over the extended period (i.e. either four, five or six years). If the award does not vest after six years, then it will lapse	There are no re-tests and the award will lapse if the minimum requirements are not met in the initial three year performance period

Comparator Group	A weighting of 75% is applied to the UK companies in the Comparator Group, and 25% to the non-UK based companies	The Comparator Group has been simplified and amended to include companies more relevant to the Company, and there will be no weighting as between UK and non-UK companies

As explained above, it is proposed that from 2006 the annual LTIP award for Executive Directors will increase from 120% to 160% of salary, but the percentage which vests for threshold performance will reduce from 40% to 30%, and performance ranges for the growth in Underlying Earnings Per Share (UEPS) will be expressed in absolute rather than post-inflation terms.

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Directors’ Remuneration Report

UK Based Companies	Non-UK Based Companies	Head Office Location

Allied Domecq #	Campbell Soup	US
Associated British Foods	Coca-Cola	US
Diageo	Coca-Cola Enterprises+	US
Northern Foods	Colgate-Palmolive	US
Reckitt Benckiser	Conagra+	US
Scottish & Newcastle+	CSM+	Netherlands
Six Continents*	Danone	France
Tate & Lyle	General Mills	US
Unilever	Heinz	US
Uniq*	Hershey Foods	US
Whitbread*	Kellogg	US
	Kraft Foods+	US
	Lindt & Sprungli+	Switzerland
	Nestlé	Switzerland
	Pepsi Bottling Group+	US
	PepsiCo	US
	Pernod Ricard	France
	Procter & Gamble	US
	Sara Lee Corp	US
	Suedzucker*	Germany
	Wrigley+	US

* indicates a company dropped from the Comparator Group in 2004
+ indicates a company added to the Comparator Group for 2004 onwards
# indicates a company dropped from the Comparator Group in 2005, due to its no longer being a publicly quoted company

Awards under the LTIP (both before and after 2004) will vest in full following a change in control, but only to the extent that performance targets have been met at the time of the change in control. The status as at 1 January 2006 of each LTIP cycle in respect of which awards could vest is shown to the right, showing our performance against the measures explained above. The actual vesting of awards will be based on performance over the full vesting period and future results will be reflected in the outcome. LTIP awards received by Executive Directors are shown on page 52.

	Real compound		Current
	annual growth	TSR percentile	status (% of
	in UEPS	ranking as at	maximum
Cycle	since grant	1 January 2006	award)

2000 – 2002	6.8%	41	Lapsed
2001 – 2003	6.3%	22	Extended
2002 – 2004	4.7%	43	Extended
2003 – 2005	3.7%	49	Extended
2004 – 2006	6.2%	81	Would pay 71.5%
2005 – 2007	6.4%	81	Would pay 73%

Discretionary Share Option Plans
Option grants made to Executive Directors in 2005 are shown on page 54. No rights to subscribe for shares or debentures of any Group company were granted to or exercised by any member of any of the Director’s immediate families during 2005. All our discretionary share option plans which apply to Executive Directors use the following criteria:

	Annual grants made prior to 2004 AGM	Annual grants made after 2004 AGM

Market value of option grant made to Executive Directors	Customary grant was 300% of base salary and the maximum was 400% of base salary	Maximum of 200% of base salary. From 2006 onwards, we propose that no such grants are made other than in exceptional circumstances

Performance condition	Exercise is subject to UEPS growth of at least the rate of inflation plus 2% per annum over three years	Exercise is subject to real compound annual growth in UEPS of 4% for half the award to vest and 6% real growth for the entire award to vest over three years, measured by comparison to the UEPS in the year immediately preceding grant

Re-tests	If required, re-testing has been on an annual basis on a rolling three-year base for the life of the option	If the performance condition is not met within the first three years, the option will be re-tested in year five with actual UEPS growth in year five measured in relation to the original base year

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The growth in UEPS for these purposes is calculated on a ‘point to point’ basis, using a formula which incorporates the UEPS for the year prior to the start of the first performance period and for the last year of the performance period based on a weighted average inflation index (as for the LTIP). The UEPS is measured on a real basis after allowing for inflation. The following table shows our performance against the measures explained above. The actual vesting of awards will be based on performance over the full vesting period and future results will be reflected in the outcome.

	Real compound annual growth
Year of option grant	in UEPS since grant	Current status

2002	3.9%	Vested
2003	3.7%	Vested
2004	6.3%	Would vest 100%
2005	6.4%	Would vest 100%

All outstanding options granted prior to 2002 have achieved their UEPS targets.
Other Share Option Plans
Each Executive Director also has the opportunity to participate in the savings-related share option scheme operated in the country in which his contract of employment is based. Further details on these share plans are provided in Note 26 to the Financial Statements.
Effect of IFRS on performance measures
The Group adopted International Financial Reporting Standards (“IFRS”) as its primary generally accepted accounting principles (“GAAP”) with effect from 3 January 2005. Performance measures for the 2005 financial year onwards will be based upon the underlying IFRS performance measures. Where past performance measures continue to be applicable or are retested, these will either be restated on a consistent basis with IFRS or the comparable current measure will be restated on a consistent basis with the past performance measure.
Retirement benefits
We operate a number of retirement benefit programmes throughout the world. Such benefits reflect local competitive conditions and legal requirements.
In the UK, all new employees (from 2001) are offered membership of a revalued career average defined benefit pension plan which provides benefits based on total earnings but limited to the earnings cap (currently £105,600). An additional unapproved defined contribution plan is provided for earnings above this cap. From A day (April 2006), the effective date of the Government’s pensions review, the earnings cap will be removed for future benefits. Senior Managers will be provided with a cash allowance from which the cost of providing the pension benefit will be deducted. Employees entitled to final salary benefits (calculated on basic earnings plus annual incentive awards limited to a further 20% of basic salary) before this change will continue to receive benefits in line with those arrangements. Both of these arrangements are contributory and Senior Managers pay between 4% and 5% of pensioned earnings. No current Executive Director participates in the UK plans. Pension arrangements in the US provide that all of any incentive awards under the AIP for all employees are pensionable, in line with normal practice in that country.
John Sunderland was a member of the final salary pension arrangements from which he retired on his 60th birthday. Under the rules of the arrangements he received a pension of 2/3rds of his pensioned earnings (basic salary plus annual incentive bonus payment, limited to 20% of basic salary and averaged over three years). Ken Hanna is not a member of the Group’s pension schemes and receives a cash allowance of 30% of his base salary in lieu of a pension contribution.
Bob Stack and Todd Stitzer are members of the US Supplemental Executive Retirement Plan (SERP) as well as the US cash balance pension plan and excess plan. The SERP is a defined benefit retirement plan with a pension paid on retirement based on salary and length of service. Combined benefits are 50% of a three year average of final pensionable earnings after 15 years’ service and 60% after 25 or more years’ service. Bob Stack and Todd Stitzer are required under their service contracts to retire at age 60 without a reduction factor applied to accrued benefits. The SERP has a ten year vesting period and the benefits of these Executive Directors are fully vested. Further details of these arrangements are set out on page 53.

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Directors’ Remuneration Report

Executive Directors – outside appointments
We recognise the benefits to the individual and to the Company of involvement by Executive Directors as non-executive directors in companies outside the Group. Subject to certain conditions, and with the approval of the Board, each Executive Director is permitted to accept only one appointment as a non-executive director in another company. For a brief time in 2005, John Sunderland held two such appointments just prior to his retirement as an Executive Director. The Executive Director is permitted to retain any fees paid for such service. Details of fees received by Executive Directors are as follows:

Ken Hanna	£48,000	(Inchcape plc)

Todd Stitzer	£61,250	(Diageo plc)

John Sunderland	£16,250	(Barclays PLC)	(1 June to 24 August 2005 only)
	£30,000	(Rank plc)	(1 January to 24 August 2005 only)

Bob Stack	£55,000	(J Sainsbury plc)

Chairman and Non-Executive Directors
For part of the year John Sunderland was Executive Chairman and participated in the incentive plans as described in this report. On 24 August 2005, he retired from the Company and became Non-Executive Chairman. His remuneration reduced accordingly to an annual rate of £375,000, and he did not participate in any bonus or incentive plans from that date. He was provided with a car and driver, office and secretarial support for the whole year. With effect from June 2006, this support will be reduced to three days per week.
The Non-Executive Directors do not have service contracts with the Company. We normally appoint Non-Executive Directors for an initial period of three years but John Sunderland’s initial term as Non-Executive Chairman is for one year only and expires on 24 August 2006. Unless otherwise determined by the Board the maximum term for a Non-Executive Director is nine years. Fees for Non-Executive Directors are determined by the Board as a whole within the limits set by the Articles of Association. To ensure that the interests of the Non-Executive Directors are aligned with those of the shareowners, all Non-Executive Directors (except John Sunderland) have chosen to utilise a percentage of their fees (between 50% and 60%) to purchase shares in the Company, which are bought within five business days of each relevant payment. Each Non-Executive Director has undertaken to hold such shares during the term of his or her appointment.

Non-Executive	Date of initial appointment to Board	Commencement date of current term	Expiry date of current term

Wolfgang Berndt	17 January 2002	18 February 2005	18 February 2008
Rick Braddock	27 June 1997	9 May 2003	9 May 2006
Roger Carr	22 January 2001	26 November 2003	26 November 2006
Lord Patten	1 July 2005	1 July 2005	1 July 2008
John Sunderland	5 May 1993	25 August 2005	24 August 2006
David Thompson	9 March 1998	13 February 2004	13 February 2007
Rosemary Thorne	6 September 2004	6 September 2004	6 September 2007
Baroness Wilcox	5 March 1997	20 February 2006	4 March 2007

Fees for the independent Non-Executive Directors were reviewed in 2005 and the following table sets out the new rates of fee payable with effect from 1 October 2005:

Annual fees payable with effect from 1 October 2005

Deputy Chairman	£100,000
Other Non-Executive Directors:
– non-US based	£50,000
– US based	$140,000

Fee supplement for Committee Chairmen
– Audit	£15,000
– Remuneration	$15,000
– Corporate & Social Responsibility	£10,000

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Audited Information
Directors’ remuneration tables
All the Executive Directors (other than John Sunderland who was not eligible to do so) invested their total AIP award in the Company’s shares through the Bonus Share Retention Plan rather than taking it as cash.
In the following tables, references to CEC members mean the individuals who are members of the Chief Executive’s
Committee (our senior management) but who are not Executive Directors. Three CEC members left the Group in 2005 and three new members were appointed. Remuneration shown for the CEC includes remuneration paid to one CEC member as part of his termination package after he left the CEC but does not include remuneration paid to any individual prior to their joining the CEC. In 2005, there were a maximum of nine individuals at any one time who were members of the CEC but who were not Executive Directors.

Directors’ remuneration summary (table one)

	2005	2004
	£000	£000

Total remuneration:
Fees as Directors (a)	534	309
Salaries and other benefits	3,493	3,611
Annual Incentive Plan/Bonus Share Retention Plan awards (b)	2,994	2,725
Gains made on exercise of share options	2,734	612
Payments made to former Executive Directors or their dependants (c)	–	249
Pensions paid to former Executive Directors	32	31

Notes
(a)	The highest paid Director was John Sunderland: £3,513,000 (2004: John Sunderland: £2,200,000). Most of this remuneration is notional or actual gains on the exercise of share options. All of John Sunderland’s share options must be exercised by 24 August 2006.

(b)	These amounts relate to the Annual Incentive Plan awards for each year. The total shown includes the service related match to be awarded under the Bonus Share Retention Plan to each Director based on the AIP award which they have invested and which will vest (normally) in three years’ time. The performance related matching award is shown in table six.

(c)	David Kappler resigned as a Director on 13 April 2004. From 14 April to 18 June 2004, he continued to be employed by the Company, and during this time he was paid £249,231. This included benefits and AIP earned in respect of that period.
Executive Directors’ and CEC members’ remuneration (table two)

			Other		2005	2004
	Base Salary	Allowances (a)	Benefits (b)	AIP/BSRP (c)	total	total
	£000	£000	£000	£000	£000	£000

Ken Hanna	519	180	8	671	1,378	1,037
Bob Stack (d)	419	257	87	623	1,386	1,145
Todd Stitzer (d)	783	284	187	1,127	2,381	2,148
John Sunderland (e)	614	146	9	573	1,342	1,721
CEC members (f)	2,996	1,471	1,360	3,387	9,214	7,234

Executive Directors’ and CEC members’ gains on share plans (table three)

	LTIP awards	Gains on
	earned in	exercise of	2005	2004
	2005	share options	total	total
	£000	£000	£000	£000

Ken Hanna	–	–	–	–
Bob Stack	–	429	429	132
Todd Stitzer	–	266	266	–
John Sunderland	–	2,039	2,039	479
CEC members (f)	–	660	660	389

Notes to tables two and three above
(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) and expatriate CEC members relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, we pay an amount equal to the incremental tax resulting from the assignment of individuals to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years. For all Directors and CEC members, Allowances include flexible benefits and pension allowances. Ken Hanna’s Allowances include an amount equal to 30% of his base salary in lieu of a pension contribution.

(b)	Other Benefits include car allowances and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.
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Directors’ Remuneration Report
(c)	The total Annual Incentive Plan award shown was awarded in respect of 2005 performance and invested in the Bonus Share Retention Plan on 4 March 2006 by each eligible Director. The AIP and BSRP are described on page 43. The amount shown includes the service related matching award to be awarded under the Bonus Share Retention Plan to each Director and the aggregate for CEC members. The performance related conditional matching awards are shown in table six.

(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer – salary US$1,426,923; Bob Stack – salary US$763,654.

(e)	John Sunderland was an Executive Director until 24 August 2005 when he became a Non-Executive. His remuneration prior to that date is shown in table two, and since that date is shown on table four. Gains on share plans for the whole year are shown in table three. His total remuneration for the year (including notional gains on share plans) is shown below table one.

(f)	During the year, three CEC members resigned or retired and three new members were appointed. For all remuneration except AIP/BSRP, the aggregate amounts shown for the CEC are only those amounts paid to individuals whilst they were CEC members. AIP/BSRP amounts are shown in full and reflect payments made to a total of 11 individuals. Other Benefits for CEC members includes payments made in connection with the cessation of employment.
Non-Executive Directors’ fees (table four)

		Fee for chairing	2005	2004
	Board fee	a committee	total	total
	£000	£000	£000	£000

Wolfgang Berndt	46	–	46	41
Rick Braddock	74	8	82	71
Roger Carr	93	–	93	83
David Thompson	46	11	57	51
Lord Patten (a)	24	–	24	–
John Sunderland (b)	132	–	132	–
Rosemary Thorne	46	–	46	14
Baroness Wilcox	46	8	54	49

Notes
(a)	Lord Patten was appointed as a Non-Executive Director on 1 July 2005.

(b)	John Sunderland was appointed as Non-Executive Chairman on 25 August 2005. Tables two and three show his remuneration prior to that date, and other benefits he received in the year.

(c)	None of the Non-Executives (other than John Sunderland) received any other emoluments during the 2005 financial year.
Executive Directors’ and CEC members’ interests in the Long Term Incentive Plan (table five)

	Interest				Interest
	in shares				in shares
	at 2 January	Interest		Interest	as at 1 January
	2005 (or date	in shares	Shares	in shares	2006 (or date
	of appointment	awarded in	vested in	lapsed in	of resignation
	if later) (a)	2005 (b)	2005 (c)	2005 (c)	if earlier) (d)

Ken Hanna	198,979	129,896	–	–	328,875
Bob Stack	410,023	102,132	–	64,949	447,206
Todd Stitzer	634,330	191,414	–	84,844	740,900
John Sunderland (e)	875,972	51,692	–	309,491	618,173
CEC members	2,266,015	562,810	–	630,717	2,198,108

Notes
(a)	Interests as at 2 January 2005 are potential interests shown at their maximum number in respect of the extended 2000–2002, 2001–2003 and the 2002–2004 cycles, and the 2003–2005, and 2004–2006 cycles.

(b)	The interests in shares awarded in 2005 relate to the 2005–2007 cycle. The mid-market price on 8 April 2005 when these awards were made was £4.85.

(c)	The criteria under which these awards would vest in full are explained on page 47. All interests in shares in respect of the 2000–2002 cycle lapsed at the end of the financial year.
(d)	Interests as at 1 January 2006 are potential interests shown at their maximum number in respect of the extended 2001–2003, 2002–2004 and 2003–2005 cycles, and the 2004–2006 and 2005–2007 cycles. The current status of each cycle is shown on page 48. At the present time it is anticipated that no cycle will vest at maximum.

(e)	John Sunderland’s employment ceased on 24 August 2005 and a proportion of his outstanding LTIP awards lapsed in accordance with the rules of the plan.

(f)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2008 at the latest.
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Executive Directors’ and CEC members’ performance related interests in the Bonus Share Retention Plan (table six)
This table shows the maximum performance related matching award granted to each Director in respect of the investment made by the Director of his AIP award in the BSRP in 2005 and 2006.

	Maximum performance	Maximum performance			Total of maximum
	related award in	related award in		Interest in shares	performance related
	respect of	respect of	Shares vested in	lapsed in	awards in respect of
	2004 (a)	2005 (b)	2005	2005	2004 and 2005 (c)

Ken Hanna	54,680	51,759	–	–	106,439
Bob Stack	42,451	45,297	–	–	87,748
Todd Stitzer	78,626	81,940	–	–	160,566
CEC members	177,132	133,273	–	–	310,405

Notes
(a)	The monetary value of the service-related awards for 2004 and 2005 is included in the AIP/BSRP awards shown in tables one and two. The interests shown in this table are performance related awards shown at their maximum number in respect of the 2004–2006 and 2005–2007 cycles. Performance related matching awards are made in March in respect of the previous year’s AIP investment (i.e. in March 2006 for 2005 AIP).

(b)	The mid-market price on 4 March 2006 when these awards were made was £5.87. Qualifying conditions for these awards are set out on page 46.

(c)	All awards are in shares. Qualifying conditions for the awards shown above have to be fulfilled by 31 December 2007 at the latest.
Executive Directors’ pensions and retirement benefit arrangements (table seven)

					Increase	Increase in	Transfer
			Transfer		in transfer	accrued	value of
			value of		value	pension	the increase
	Accrued		accrued		over the	during the	in accrued
	pension		pension at	Transfer	year, (or to	year (or to	pension
	at 1 January	Increase in	1 January	value of	the date of	the date of	(net of
	2006	accrued	2006	accrued	retirement if	retirement	inflation)
	(or date of	pension	(or date of	pension at	earlier) less	if earlier)	less
	retirement	during	retirement if	2 January	Directors’	(net of	Directors’
	if earlier)	the year	earlier)	2005	contributions	inflation)	contributions
	£000	£000	£000	£000	£000	£000	£000

UK Pension Arrangements (a)
John Sunderland (b)	762	57	15,265	13,832	1,395	57	1,117

US Pension Arrangements
Bob Stack (c)	331	50	2,957	2,368	589	41	364
Todd Stitzer (c)	623	172	5,132	3,502	1,629	156	1,283

Notes
(a)	As noted on page 49, Ken Hanna receives an amount equal to 30% of his base salary in lieu of a pension contribution.

(b)	John Sunderland retired on his normal retirement date as an executive on 24 August 2005 but remained as Chairman on the Board of Directors and no further pension accrued from that date.

(c)	The pension arrangements for Bob Stack and Todd Stitzer are made in US dollars and converted, for the purpose of this table only, at the rate of US$1.72 = £1.

(d)	The accrued pensions represent the amount of the deferred pension that would be payable from the member’s normal retirement date on the basis of leaving service at the relevant date.

(e)	The transfer values have been calculated in accordance with the guidance note GN11: Retirement Benefit Schemes – Transfer Values published by the Institute of Actuaries and Faculty of Actuaries, and by reference to investment market conditions at the relevant date. Under the Stock Exchange Listing Rules, the transfer value of the increase in accrued pension has been calculated using investment conditions at the date of retirement. Where appropriate, allowance has been made for the fact that the pension has been put into payment.

(f)	The aggregate amount set aside in 2005 to provide for pensions and post retirement medical benefits for the Executive Directors and CEC members was £1.323m. This consists of approved pension arrangements of £0.787m, unapproved pension arrangements of £0.525m and post medical retirement benefits of £11,000. Arrangements made in euros were converted, for the purposes of this table, at the rate of €1.46 = £1 and arrangements made in US dollars were converted at a rate of US$1.72 = £1.
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Directors’ Remuneration Report
Executive Directors’ and CEC members’ options over ordinary shares of 12.5p each (table eight)

	As at			As at
	2 Jan 2005			1 Jan 2006
Name of	(or date of			(or date of		Market price
Director and	appointment			resignation	Exercise	at exercise	Gain made on		Exercisable
Scheme	if later)	Granted	Exercised	if earlier)	price £	date £	exercise £ (i)	From	To

Ken Hanna
SOP94 (a)	125,000	–	–	125,000	4.2475			27 Mar 2007	26 Mar 2014
SOP04 (b)	205,000	–	–	205,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	–	200,000	–	200,000	5.255			2 Apr 2008	1 Apr 2015
SAYE (c)	4,699	–	–	4,699	3.5160			1 Feb 2010	31 Jul 2010

	334,699	200,000	–	534,699

Bob Stack
SOP94 (a)	250,000	–	–	250,000	4.09			2 Sep 2003	1 Sep 2010
SOP94 (a)	250,000	–	–	250,000	4.77			1 Sep 2004	31 Aug 2011
SOP94 (a)	250,000	–	–	250,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)	350,000	–	–	350,000	3.515			10 May 2006	9 May 2013
SOP94 (a)	54,000	–	54,000	–	2.425	5.12	145,427	28 Sep 1998	27 Sep 2005
SOP94 (a)	90,000	–	90,000	–	2.595	5.68	277,830	28 Sep 1999	27 Sep 2006
SOP04 (b)	177,000	–	–	177,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	–	151,500	–	151,500	5.255			2 Apr 2008	1 Apr 2015
ESPP (d)	2,140	28	2,168	–	$4.665	5.25	6,065	18 Apr 2005	29 Apr 2005
ESPP (d)	1,512	–	–	1,512	$6.613			17 Apr 2006	28 Apr 2006

	1,424,652	151,528	146,168	1,430,012			429,322

Todd Stitzer
SOP94 (a)	275,000	–	275,000	–	4.09	5.06	265,705	2 Sep 2003	2 Sep 2010
SOP94 (a)	275,000	–	–	275,000	4.77			1 Sep 2004	31 Aug 2011
SOP94 (a)	300,000	–	–	300,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)	500,000	–	–	500,000	3.515			10 May 2006	9 May 2013
SOP04 (b)	327,000	–	–	327,000	4.395			28 Aug 2007	27 Aug 2014
SOP04 (b)	–	284,000	–	284,000	5.255			2 Apr 2008	1 Apr 2015

	1,677,000	284,000	275,000	1,686,000			265,705

John Sunderland (g)
SOP94 (a)	500,000	–	500,000	–	4.09	5.43	672,480	2 Sep 2003	1 Sep 2010
SOP94 (a)	500,000	–	300,000	200,000	4.77	5.51	221,220	1 Sep 2004	31 Aug 2011
SOP94 (a)	500,000	–	–	500,000	4.825			24 Aug 2005	23 Aug 2012
SOP94 (a)(e)	500,000	–	381,410	–	3.515	5.66	819,471	10 May 2006	9 May 2013
SOP94 (a)	125,000	–	125,000	–	2.595	5.20	325,560	28 Sep 1999	27 Sep 2006
SAYE (c)	3,117	–	–	3,117	3.248			1 Feb 2006	31 July 2006

(e)	2,128,117	–	1,306,410	703,117			2,038,731

CEC
members	6,646,287	921,246	374,000	7,193,533	4.32	5.21	660,365	28 Sep 1999	25 Nov 2015

Notes
(a)	Share Option Plan 1994.

(b)	Share Option Plan 2004.

(c)	Savings-Related Share Option Scheme 1982.
(d)	US and Canada Employee Stock Purchase Plan 1994.

(e)	118,590 options granted to John Sunderland lapsed during the year on his retirement as an Executive Director at which time all his options became immediately exercisable. No other options lapsed during the year.

(f)	No payment was made on the granting of any of these options.

(g)	Non-Executive Directors are not granted share options. John Sunderland has until 24 August 2006 to exercise his remaining share options following his retirement as an employee.

(h)	The market price of an ordinary share on 30 December 2005 (the last dealing day in the financial year) was £5.50. The highest and lowest market prices of an ordinary share in the year were £4.66 and £5.95 respectively.

(i)	Where some or all of the shares were sold immediately after the exercise of an option, the gain shown is the actual gain made by the Director or CEC member. If some or all of the shares were retained, the gain is a notional gain calculated using the market price on the date of exercise. When an option was exercised or shares were sold in parts on a number of different days in the year, the gain shown is the aggregate gain from all those exercises.
54      Cadbury Schweppes Report & Accounts 2005

..

Share ownership (table nine)

	As at	As at
	2 January 2005	1 January 2006	As at
	(or date of appointment	(or date of resignation	13 March 2006
	if later)	if earlier)	(unaudited)

Wolfgang Berndt	70,972	76,072	77,403
Rick Braddock	40,296	47,528	49,496
Roger Carr	29,923	38,423	40,642
Ken Hanna (a)(c)	250,212	378,143	498,988
Lord Patten (b)	–	1,021	2,108
Bob Stack (c)	699,451	764,725	837,038
Todd Stitzer (c)	417,557	551,835	647,244
John Sunderland (c)	1,304,056	938,658	941,775
David Thompson	34,656	39,825	41,267
Rosemary Thorne	315	4,564	5,673
Baroness Wilcox	21,967	27,343	28,674

	2,869,405	2,868,137	3,170,308

CEC members (d)	2,141,929	2,391,990	1,167,540

Notes
(a)	Ken Hanna’s shareholding includes an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Company for three, four and five years respectively after his joining the Company.

(b)	Lord Patten was appointed as a Director on 1 July 2005.

(c)	Holdings of ordinary shares include shares awarded under the BSRP and the all-employee share incentive plan.

(d)	Shareholdings of CEC members include restricted share awards, the release of which is dependent upon specified performance conditions.

(e)	To accurately reflect the share ownership for each Director, as shown in the Register of Directors’ Interests (maintained under Section 325 of the Companies Act 1985) the holdings for each Director in tables eight and nine should be added together.

The Executive Directors, as potential beneficiaries, were treated as being interested in any dealings in the Company’s ordinary shares by the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (“QUEST”) (see Note 26 to the Financial Statements). During the period 3 January 2005 to 1 February 2005 the QUEST acquired a total of 853,287 ordinary shares in the Company by subscription at prices between £4.70 and £4.85 per share. Those ordinary shares were all transferred by the QUEST to individuals who had exercised options under the Savings-Related Share Option Scheme 1982. Since February 2005 the QUEST has neither acquired nor held any ordinary shares in the Company and there is no present intention that it should do so in the future.
The following Executive Directors have interests in the Common Stock of US$0.01 each of Dr Pepper/Seven Up Bottling Group, Inc (DPSUBG) (the holding company of the Group’s American bottling operations) in which the Company has an ultimate 45% interest:
Bob Stack 250
Todd Stitzer 2,500

Report & Accounts 2005 Cadbury Schweppes      55

..

Directors’ Remuneration Report

Changes in the Directors’ share interests since the year-end (unaudited)
There were the following changes in the Directors’ share interests between 1 January 2006 and 13 March 2006:
The Non-Executive Directors elected to surrender part of their Directors’ fees and on 5 January 2006 purchased the following number of shares at a price of £5.59 per share:

Wolfgang Berndt	1,331;
Rick Braddock	1,968;
Roger Carr	2,219;
Lord Patten	1,087;
David Thompson	1,442;
Rosemary Thorne	1,109;
Baroness Wilcox	1,331.
Ken Hanna purchased the following shares through participation in the Company’s all-employee share incentive plan:
25 shares on 9 January 2006 at a price of £5.59 per share;
24 shares on 6 February 2006 at a price of £5.60 per share;
24 shares on 6 March 2006 at a price of £5.87 per share.
John Sunderland exercised a 1982 Savings-Related Share Option Scheme option (with an exercise period of 1 February 2006 to 31 July 2006) over 3,117 shares on 1 February 2006. The option price was £3.248 and the market price was £5.51, giving a notional gain of £7,050.65. John Sunderland retained these shares.
All the above shares were purchased pursuant to contracts dated outside the close period in respect of share dealings.
John Sunderland exercised the following 1994 Share Option Scheme options on 23 February 2006:
200,000 shares with an option price of £4.77 per share.
300,000 shares with an option price of £4.825 per share.
All the shares were sold on the same day at a price of £5.85 per share resulting in a gain of £523,500.
The following Executive Directors sold shares which vested under the BSRP on 4 March 2006:

Bob Stack	33,380 shares at a price of £5.845 per share;
Todd Stitzer	95,785 shares at a price of £5.85 per share.
The following Executive Directors were awarded shares under the BSRP on 4 March 2006:

Ken Hanna	120,772;
Bob Stack	105,693;
Todd Stitzer	191,194.
The total shown includes the service related match which will vest (normally) in three years’ time.
Save as disclosed, there have been no other changes in the interests of the Directors between 1 January 2006 and 13 March 2006.
All the interests detailed above are beneficial. Save as disclosed, none of the Directors had any other interest in the securities of the Company or the securities of any other company in the Group. The Register of Directors’ Interests, which is open to inspection, contains full details of Directors’ shareholdings and share options.
By Order of the Board
Rick Braddock
Chairman of the Remuneration Committee
13 March 2006

56      Cadbury Schweppes Report & Accounts 2005

Operating and Financial Review

Contents	Inside Front Cover

Index	182

Glossary	Inside Back Cover

Report & Accounts 2005 Cadbury Schweppes      57

Operating and Financial Review

Overview
Information used by management to make decisions
Regular period management accounts are produced for review by the Chief Executive’s Committee (CEC). These accounts are used by the CEC to make decisions and assess business performance.
The key performance measures, which are monitored on a Group wide and regional basis by the CEC, are:
•	Revenue
•	Sales volumes
•	Underlying Profit from Operations
•	Underlying Operating margins
•	Free Cash Flow
•	Net cash from operating activities (a key component of Free Cash Flow)
Explanation of management performance measures
Included within the above performance metrics are a number of management performance measurements, namely Underlying Profit from Operations, Underlying Operating margins and Free Cash Flow.
Underlying Earnings Measures
The table below reconciles “Underlying Profit from Operations”, as we define it, to what we believe is the corresponding IFRS measure, which is Profit from Operations.

	2005	2004
	£m	£m

Reported Profit from Operations	1,003	825
Add back:
Restructuring	72	140
Non-trading items	(25)	(18)
Intangibles amortisation	6	7
IAS 39 adjustment	(23)	n/a

Underlying Profit from Operations	1,033	954

A segmental analysis of Underlying Profit from Operations is presented alongside Profit from Operations on pages 92 and 96 of the audited financial statements.
In addition, we present “Underlying Earnings per Share”, along with a reconciliation to Reported Earnings per Share in Note 13 to the audited financial statements. We calculate Underlying Earnings per Share, which is a non-GAAP measure, by adjusting Basic Earnings per Share to exclude the effects of the following:
•	Restructuring costs;
•	Non-trading items;
•	Intangibles amortisation;
•	IAS 39 adjustment;
•	The tax impact of the above; and
•	Certain taxation items as explained below.
The reconciling items between reported and underlying performance measures are discussed in further detail below.
The costs we are incurring in implementing the “Fuel for Growth” project and integrating acquired businesses are classified as Restructuring costs. Our four year “Fuel for Growth” initiative aims to reduce direct and indirect annual costs by £360 million by 2007. Achieving these benefits is expected to require total Restructuring spend of £500 million over the life of the project, with £300 million of capital expenditure.
We view these costs as costs associated with investments in the future performance of the business and not part of the underlying performance trends of the business. Hence these Restructuring costs are separately disclosed in arriving at Profit from Operations on the face of the Income Statement.
Our trade is the marketing, production and distribution of branded confectionery and beverage products. As part of our operations we may dispose of subsidiaries, associates, brands, investments and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of our operating activities and are reported in arriving at Profit from Operations, however we do not consider these items to be part of our trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a significant impact on the absolute amount of and trend in Profit from Operations and Operating margins and are not included in the underlying performance trends of the business.
Our performance is driven by the performance of our brands, some of which are predominantly internally generated (e.g., those within the EMEA business segment) and some of which have been acquired (e.g., those within the Americas Confectionery business segment). Certain of the acquired brands are assigned a finite life and result in an amortisation charge being recorded in arriving at Profit from Operations. There are no similar charges associated with our internally generated brands. We believe that excluding brand intangible amortisation from our measure of operating performance allows the operating performance of the businesses that were organically grown and those that have resulted from acquisitions to be analysed on a more comparable basis.
We seek to apply IAS 39 hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of our hedging arrangements, in a number of circumstances, we are unable to obtain hedge accounting. We continue, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities we purchase, the exchange rates applying to the foreign currency transactions we enter into and the interest rate that apply to our debt. These arrangements result in fixed and determined cash flows. We believe that these arrangements remain effective economic and commercial hedges.
The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined rate of exchange and commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). Whilst the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected in our cash flows, which will be based on the fixed or hedged rate. Therefore we make an adjustment to exclude these effects from our underlying performance measures.

58      Cadbury Schweppes Report & Accounts 2005

In order to provide comparable earnings information the tax impact of the above items is also excluded in arriving at Underlying Earnings. In addition, from time to time, there may be tax items that as a consequence of their size and nature are excluded from Underlying Earnings. In 2005, we recognised a deferred tax asset in the UK for the first time, which has resulted in a £104 million credit to the current year taxation charge. In addition, an intra-Group transfer of certain non-tax deductible intellectual property rights undertaken in anticipation of the disposal of Europe Beverages has resulted in the recognition of an £11 million tax credit in arriving at the profit for the period from discontinued operations. As a consequence of their size and one-off nature, these amounts have been excluded from the Underlying Earnings of the Group.
For the reasons stated above, “Underlying Profit from Operations”, “Underlying Earnings” and “Underlying Earnings per share” are used by the Group for internal performance analysis. They are the primary information seen and used in any decision making process by the CEC. The Group also uses underlying profit as a key component of its primary incentive compensation plans including the Annual Incentive Plan, the bonus scheme for all employees of the Group.
“Underlying Profit from Operations”, “Underlying Earnings” and “Underlying Earnings per Share” exclude certain costs, some of which affect the cash generation of the Group. Assessing and managing our performance on these measures alone might result in the concentration of greater effort on the control of those costs that are included in the underlying performance measures. In order to mitigate this risk, we also manage the business and set external targets for cash flow. The costs of restructuring projects are deducted in arriving at the cash flow measures we use and hence the careful monitoring of these costs is ensured.
The CEC does not primarily review or analyse financial information on a GAAP basis for Profit from Operations, Earnings or Earnings per Share. As the CEC carries out its performance analysis, its decision making processes and incentivises employees based on “Underlying Profit from Operations”, “Underlying Earnings” and “Underlying Earnings per Share” we believe that these measures provide additional information on our underlying performance trends to investors, prospective investors and investments analysts that should be provided alongside the equivalent GAAP measures.
Free Cash Flow
References to “Free Cash Flow” refer to the amount of cash we generate after meeting all our obligations for interest, tax and dividends and after all capital investment.

	2005	2004
	£m	£m

Net cash from operating activities	1,090	956
Add back:
Additional funding of past service pensions deficit	31	—
Less:
Net interest paid	(199)	(211)
Net capital expenditure	(261)	(259)
Net dividends paid	(257)	(257)

Free Cash Flow	404	229

Net interest paid includes interest paid (£230 million) less interest received (£31 million). Net capital expenditure includes purchases of property, plant and equipment (£298 million) less proceeds on disposal of property, plant and equipment (£37 million). Net dividends paid includes dividends paid (£261 million), dividends paid to minority interests (£7 million) less dividends received from associates (£11 million).
“Free Cash Flow” is not a defined term under IFRS or US Generally Accepted Accounting Principles (US GAAP) and may not therefore be comparable with other similarly titled non-GAAP cash flow measures reported by other companies. Free Cash Flow is the measure we use for internal cash flow performance analysis and is the primary cash flow measure seen and used by the CEC. We believe that Free Cash Flow is a useful measure because it shows the amount of Cash Flow remaining after the cash generated by the Group through operations has been used to meet purposes over which the Group has little or no discretion such as taxation and interest costs or those which are characteristic of a continuing business, for example capital expenditure and dividends. “Free Cash Flow” therefore represents the amount of cash generated in the year by the underlying business and, provides investors with an indication of the net cash flows generated that may be used for or are required to be funded by other discretionary purposes such as investment in acquisitions, business disposals and the drawing and repayment of financing.
In 2005, payments of £31 million made into our principal Group defined benefit pension arrangements in respect of past service deficits have been excluded from Free Cash Flow. These payments are part of a wider pension funding strategy totalling some £190 million in the period to 2008. We believe that the funding of these pension deficits is a discretionary use of Free Cash Flow comparable to the repayment of external borrowings and has therefore been added back in calculating the 2005 Free Cash Flow. We will continue this reporting practice in future years. We continue to report the cash cost of funding pension obligations arising in respect of current year service within Free Cash Flow.

Report & Accounts 2005 Cadbury Schweppes      59

Operating and Financial Review

Net Debt
References to “Net Debt” refer to the total borrowings of our business, including both short-term and long-term bank loans, bonds and finance leases, after offsetting the cash and cash equivalents of the business and our short-term investments.
The table below reconciles Net Debt, as we define it, to the corresponding IFRS balance sheet captions.

	2005	2004
	£m	£m

Short-term investments	47	21
Cash and cash equivalents	332	325
Short-term borrowing and overdrafts	(1,194)	(610)
Obligations under finance leases	(20)	(20)
Borrowing – non current	(3,022)	(3,520)
Obligations under finance lease - non current	(43)	(66)

Net Debt	(3,900)	(3,870)

“Net Debt” is not a defined term under IFRS or US GAAP and may not therefore be comparable with other similarly titled non-GAAP debt measures reported by other companies. Net Debt is the measure we use for internal debt analysis. We believe that Net Debt is a useful measure as it indicates the level of indebtedness after taking account of the financial assets within our business that could be utilised to pay down debt. In addition the net debt balance provides an indication of the net borrowings on which we are required to pay interest.
Explanation of Performance Analysis
Following the announcement on 1 September 2005 of our intention to dispose of Europe Beverages and the subsequent completion of the disposal post year-end, Europe Beverages has been classified as a discontinued operation in accordance with IFRS 5. IFRS requires that the results of Europe Beverages be excluded from Revenue, Profit from Operations, Financing and Taxation and the after-tax result (including any disposal costs incurred in 2005) be shown as a single line item on the face of the Income Statement below Taxation, with a corresponding re-presentation of the prior period. Hence in the analysis that follows all reference to Revenue growth, Underlying Profit from Operations growth and Profit from Operations growth excludes Europe Beverages. A separate discussion of the Discontinued operations is presented on page 64.
IFRS requires that the Cash Flow Statement reflects the cash flows of the Group, including Europe Beverages and hence all cash flow analysis, including references to Free Cash Flow, include the contribution from Europe Beverages.
The review below starts with an overview that analyses Revenue and Underlying Profit from Operations, including the impact of exchange rates, and acquisitions and disposals in 2005 and 2004, and the impact of the additional weeks trading in 2004. As part of the review there is an analysis of Marketing, Restructuring costs, Intangibles amortisation, Non-trading items, IAS 39 adjustments, Share of result in associates, Financing, Taxation, Discontinued operations, Minority interests, Dividends, Earnings per share, acquisitions and disposals, and the effect of exchange rates and inflation.
Following the consolidated overview, there is a review of the comparative results of each of the four continuing business segments. Each segment reviews Revenue, Underlying Profit from Operations and Restructuring costs. Underlying Profit from Operations refers to each segment’s Profit from Operations before Restructuring costs, Non-trading items, amortisation of brand intangibles and IAS 39 adjustment. This is the measure of profit or loss for each reportable segment used by the CEC and segment management.
The meanings of certain terms used in this Operating and Financial Review are as follows:
References to “constant exchange rates” refer to the method we use to analyse the effect on Revenue and Underlying Profit from Operations attributable to changes in exchange rates by recomputing the current year results using the prior year exchange rates and presenting the difference as exchange movements.
References to “excluding acquisitions and disposals” are to “base business” growth excluding the first 12 months’ impact of acquisitions and the last 12 months’ impact of disposals. This impact is referred to as growth from acquisitions and disposals. Once an acquisition has lapped its acquisition date it is included within the base business results as there is a comparative period in the prior year results to compare the performance to. Acquisitions and disposals are excluded from the base business results as this provides comparisons of base business performance for users of the accounts.
In 2005, Cadbury Schweppes’ financial year consisted of 52 weeks. In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 were for the 53 weeks to 2 January 2005. The extra week in 2004 resulted in additional revenue and profit from operations compared to 2005. In order to provide more meaningful comparisons and consistent with the approach adopted in the prior year, estimates of the additional revenues and profits generated in the 53rd week of 2004 have been excluded from the analysis of base business (2004 — 52 weeks). Management believes this provides the most consistent underlying 52 week like-for-like analysis. In 2004, it was not possible to quantify the exact profit impact of the 53rd week and in determining the impact on the prior year, management had to exercise judgment. Operating costs were allocated on a reasonable and consistent basis across the Group. These costs included direct costs allocated as a determinable gross margin percentage consistent with base business, costs separately identifiable as relating to the 53rd week and indirect costs pro-rated with additional days of sales. Interest has been adjusted for on a pro-rated basis. These adjustments were tax effected at the Group’s 2004 underlying tax rate.
References to “base business” or “normal growth” refer to changes in Revenue, Underlying Profit from Operations, underlying earnings per share and other financial measures from year to year not attributable to exchange rate movements, or acquisitions and disposals or the impact of the 53rd week.
We believe that removing the effect of exchange rates, acquisitions and disposals and the impact of the additional weeks trading in 2004 provides shareholders with a meaningful comparison of year on year performance of the base business. A reconciliation of the reported results is included on page 64.

60      Cadbury Schweppes Report & Accounts 2005

Executive Summary

			Reported	Reported	Constant
			Currency	Currency	Currency[3]
	2005	2004	Growth %	Growth %	Growth %
	(52 wks)	(53 wks)	vs. 53 wks	vs. 52 wks[2]	vs. 52 wks[2]
	£m	£m	%	%	%

Revenue	6,508	6,085	+7	+8	+6

Underlying Profit from Operations[1]	1,033	954	+8	+10	+8
Underlying operating margin	15.9	15.7	+20 bps	+30 bps	+30 bps
Profit from Operations	1,003	825	+22	+23	+21

Underlying Profit before Tax[1]	873	771	+13	+14	+12
Profit before Tax	843	642	+31	+33	+31

Underlying EPS1 & 4	33.9	30.7	+10	+11	+9
Reported EPS[4]	37.3	25.9	+44	+45	+44

Dividend per share	13.0p	12.5p	+4	n/a	n/a

1Underlying Profit from Operations and Underlying Profit before Tax exclude brand intangible amortisation (£6 million), Restructuring costs (£72 million), Non-trading items (£25 million) and the impact of fair value accounting under IAS 39 (£23 million). Underlying earnings per share also excludes the tax effects of these adjustments, the credit arising on the recognition of the UK deferred tax asset (£104 million) and the intra-group transfer of intellectual property assets (£11 million). A full reconciliation between underlying and reported measures is included in the Segmental Analysis on pages 11 to 13.
2Excluding the estimated impact of revenues and profits in the 53rd week of 2004.
3Constant currency growth excludes the impact of exchange rate movements during the period.
4In this review EPS is presented on a basic total group basis and therefore includes the earnings contribution from Europe Beverages. All other amounts are presented on a continuing basis.

Revenue in 2005 was £6,508 million. This was £423 million, or 7%, higher than in 2004. The net effect of exchange movements during the year increased reported Revenue by £105 million, mainly driven by a strengthening in the Australian Dollar and Mexican Peso.
In 2005, acquisitions, net of disposals, resulted in an £11 million reduction in reported Revenue relative to the prior year. The reduction was driven principally by the disposal of Piasten, our German confectionery business, offset by additional revenues arising following our acquisition of Green & Black’s. The absence of a 53rd week in 2005 reduced Revenues by an estimated £49 million, or 1%.
Base business Revenue grew £378 million or 6% driven by growth in all four of our continuing business segments, led by Americas Confectionery and Asia Pacific.
Underlying Profit from Operations (Profit from Operations before restructuring costs, non-trading items, brand intangibles amortisation and the IAS 39 adjustment) was £1,033 million. This was £79 million or 8% higher than in 2004.
Consistent with the impact on Revenue, currency movements had a £16 million (2%) favourable impact on Underlying Profit from Operations. The full-year impact of acquisitions, net of disposals, was minimal at £1 million as the Green & Black’s profits more than offset the impact of the Piasten disposal. The lack of the 53rd week in 2005 gave rise to an estimated £11 million reduction in Underlying Profit from Operations.
After allowing for these items the base business grew by £73 million or 8%. Further explanations of these movements are set out in the business segment performance analysis starting on page 68.
Profit from Operations was up £178 million (22%) compared to 2004. This was principally driven by the £79 million increase in Underlying Profit from Operations and £68 million lower Restructuring costs.
Reported Profit before Tax increased by 31% to £843 million. The increase reflected the increase in Profit from Operations as well as a reduction in financing costs and an increase in our share of our associates’ profits.

Report & Accounts 2005 Cadbury Schweppes      61

Operating and Financial Review

Earnings per Ordinary Share

	2005	2004
	Pence	Pence

Basic earnings per share	37.3	25.9
Restructuring costs	4.2	8.2
Amortisation of brand intangibles	0.3	0.3
Non-trading items	(0.8)	(0.9)
IAS 39 adjustment — fair value accounting	(1.1)	n/a
Tax effect on the above	(0.9)	(2.8)
Recognition of UK deferred tax	(5.1)	n/a

Underlying earnings per share	33.9	30.7

Basic earnings per share increased by 44% or 11.4 pence principally reflecting the increased Underlying Profit from Operations, reduced Restructuring costs and the recognition of a deferred tax asset in the UK for the first time.
Underlying Earnings per Share (earnings before Restructuring costs, Non-trading items, Brand intangibles amortisation and the IAS 39 adjustment) increased by 3.2 pence (10%) to 33.9 pence in reported currency. The absence of a 53rd week in 2005 resulted in an estimated reduction of 0.2p or 1%. Acquisitions, net of disposals, contributed to full year earnings per share by 0.6p (2%). Movements in exchange rates contributed a further 0.6 pence. At constant currency and after excluding the impact of the 53rd week in 2004, the base business grew underlying earnings per share by 9% or 2.2 pence.
Sources of Revenue and Trading Costs
Revenue is generated from the sale of branded confectionery products such as chocolate, sugar and gum, and the sale of branded carbonated and non carbonated beverage products. Cash is usually generated in line with Revenue and there are no significant time lags.
Direct trading costs consisted mainly of raw materials, which for confectionery products are mainly cocoa, milk, sugar and various sweeteners, various types of nuts and fruit, and packaging. The raw materials included in beverages are mainly high fructose corn syrup, water, flavourings and packaging. The other major direct cost is labour. Indirect operating costs include marketing, distribution, indirect labour, warehousing, sales force, innovation, IT and administrative costs.
Cash receipts and payments are generally received, and made, in line with the related Income Statement recognition. The main exceptions to this are:
•	Mark-to-market gains and losses on financial derivatives. The main financial derivatives we employ are cocoa futures, interest rate swaps and currency forwards. At each balance sheet date the fair value of all open financial derivatives are determined and recorded on balance sheet. Where hedge accounting is not available this results in the immediate recognition within the Income Statement of the movements in the fair value. The associated cash flow occurs when the financial derivative contract matures.
•	Up-front contractual payments in Americas Beverages, which are charged to the Income Statement over the period of the supply contract.
•	Depreciation charges for capital expenditure, where the cash is utilised when the capital expenditure is made, and the depreciation is charged to the Income Statement to match utilisation of the asset.
Integration of Adams
In March 2003 the Group acquired the Adams business from Pfizer Inc. for £2.7 billion. Adams is a branded global confectionery manufacturer of gum and medicated sweets. The performance of the Adams business continues to exceed our expectations.
Key highlights in respect of Adams are as follows:
•	Revenue growth ahead of the acquisition plan and its four power brands (Trident, Dentyne, Halls and Bassett’s) growing at 13%.
•	Adams margins have improved from 11% to 16%.
•	Adams market share has grown in all its major markets.
•	The business is now fully integrated into the Cadbury Schweppes business, following successful transfers from Pfizer IT systems in the US and Canada.
•	Estimated returns are exceeding the cost of capital in 2005 – one year earlier than the acquisition model.
The Fuel for Growth Programme
In mid-2003, the Group began to implement a major four-year cost reduction initiative with the aim of cutting direct and indirect costs by £400 million per annum by 2007. Following the announcement of the Europe Beverages disposal, the target cumulative savings have been reduced from £400 million to £360 million reflecting the target cumulative saving of the disposed business. It is still expected that the investment required to deliver the £360 million of cost savings will be £800 million, split between £500 million of restructuring and £300 million of capital expenditure. No adjustment arose from the decision to dispose of Europe Beverages as its investment had been incurred pre-disposal.
Key highlights of the Fuel for Growth programme are as follows:
•	In 2005, Fuel for Growth projects generated £90 million of gross savings, in line with our expectations.
•	Savings were principally generated from headcount reductions, factory closures and enhanced production processes.
•	The cumulative savings since the initiative began in mid-2003 are £180 million compared to expected total cost savings of £360 million by 2007.
Future Trends
Future Revenue and Profit from Operations may be affected by both external factors and trends that alter the environment in which we carry out our business as well as internal management driven initiatives aimed at improving our business performance. These two drivers of trends are discussed below.
External Factors
As a manufacturer and distributor of branded confectionery and beverage products we are impacted by changing consumer trends affecting the principal product markets in which we operate.
Both the confectionery and beverage markets in which we operate are growing. However changing consumer preferences may affect growth rates in certain confectionery products and carbonated soft drinks, particularly in developed markets where

62      Cadbury Schweppes Report & Accounts 2005

the risks of obesity have a higher profile. A discussion of these industry trends and how we are positioned to respond to these factors is set out in the Description of Business section (see pages 19 and 20). We have sought to address these changing consumer preferences through continuing product innovation and diversification.
In confectionery, we have sought to expand our product range in sugar and functional confectionery products and chewing gum. The majority of our gum products are sugar-free. We also continue to review our confectionery portion sizes, our marketing efforts and our labelling to ensure they address consumer concerns. We continue to expand our business operations in developing markets, which are viewed as having the potential for significant volume growth.
In beverages this includes expansion into still and fruit-based beverages. We have a strong and successful portfolio of diet beverage drinks, which is a significant driver of growth in our America Beverages business. There is no significant difference between the margins earned on diet and regular carbonated beverages.
A significant part of our business is conducted through licensing arrangements, notably with bottlers of our beverages products in the USA. There is also a greater concentration of our customer base around the world, generally due to the consolidation of retail trade. Changes in bottling arrangements, such as the termination of certain 7 UP licences in 2002 in the USA, or pricing pressures from customers in countries with concentrated retail trade, could adversely impact our Revenue or Profit from Operations in particular market segments for a period of time.
Raw materials, energy and transportation costs represent a significant proportion of our cost base excluding labour. We buy a variety of raw materials, including agricultural commodities and packaging materials, and also purchase energy in the form of oil, gas and electricity. The prices of raw materials and energy fluctuate from time to time. Sustained or rapid increases in these prices can adversely impact our profitability, although we have hedging programmes in place to smooth the effect of these changes, and also aim to raise the prices of our products to compensate for any cost increases.
Internal factors
Financial Goals
We are committed to generating superior shareowner returns and in pursuit of this goal have set three external financial performance goals for the 2004 — 2007 period. These are:
•	Revenue growth in the base business of between 3% and 5% per annum at constant currency;
•	Underlying operating margin growth of between 50 and 75 basis points per annum at constant currency; and
•	Free Cash Flow totalling £1.5 billion at constant currency over the four year period.
Integral to our achievement of these goals are the Fuel for Growth and Smart Variety initiatives. The Goals and Priorities, Fuel for Growth and Smart Variety programmes are discussed in the Description of Business section of this Annual Report on pages 6 to 8.
In 2005, we met our revenue goal and continued our good progress on our Free Cash Flow goal. In 2006 the Group expects to deliver underlying sales growth and margin growth within the financial goal ranges and to continue to generate cash flow in line with its stated four year target.
Strategic Developments
In the two years following the Adams acquisition, we focused on integrating the business, growing organically and reducing debt. By early 2005, with all the major Adams integration programmes successfully completed, we started a new programme of reallocating resources against our highest growth and return opportunities.
A key development in 2005 was the announcement of the sale of our Europe Beverages business for €1.85 billion (£1.26 billion). The sale was completed on 2 February 2006. The implications of the disposal on the on-going results of our business are discussed in further detail below.
We have also initiated a programme to identify and dispose of other non-core brands and businesses. In aggregate, the sale of these non-core assets is expected to raise proceeds of between £250 million and £300 million by the end of 2007, with a corresponding reduction in revenues of approximately the same amount. We have also commenced a programme to identify and dispose of surplus properties with the aim of raising proceeds of approximately £100 million.
The proceeds of these disposals are being used to further strengthen our positions in priority and emerging markets through acquisitions and capital investment and to increase the funding of our defined benefit pension schemes.
Major capital investment projects recently announced include:
•	£40 million investment to expand moulded chocolate capacity in the UK.
•	£30 million investment to expand gum capacity in Mexico.
•	£70 million investment to build a green-field gum plant in Poland by 2008.
•	£20 million investment to expand chocolate capacity in Asia Pacific.
In the future, we expect to spend over half of our capital expenditure on growth initiatives, such as new or enhanced production facilities.
Investments in acquisitions, completed or announced, include:
•	The purchase of Green & Black’s, a premium organic chocolate business.
•	An increase in our stake in Kent, the leading Turkish sugar confectionery business, from 66% to 95%.
•	The purchase of Dan Products, the leading gum business in South Africa.
•	Taking majority control of Cadbury Nigeria, following the increase in our stake from 46% to over 50%.
Following recent valuations of our major pension funds, we have decided to make additional payments into certain of our defined benefit schemes. The purpose of these payments is to significantly reduce the deficits and ensure that the schemes are appropriately funded going forward. We are making one-off payments of approximately £125 million before the end of 2006, inclusive of £31 million paid in 2005 and will be increasing our annual cash contributions over the following few

Report & Accounts 2005 Cadbury Schweppes      63

Operating and Financial Review

years into these defined benefit schemes. The total cost of this commitment will be around £190 million. Following these payments we expect the IAS 19 pension deficit, which was £369 million at 1 January 2006, to be significantly reduced.
Disposal of Europe Beverages
In February 2006 we completed the disposal of Europe Beverages for gross proceeds of €1.85 billion (£1.26 billion). Net proceeds after tax and expenses are expected to be £1.15 billion and will be used to reduce the Group’s debt and increase the funding of the Group’s pension obligations.
The disposal of Europe Beverages will have a number of implications on the results of the business in 2006 and beyond, including:
•	an expected profit on disposal of approximately £480 million, to be recorded in discontinued operations outside underlying earnings in 2006;

•	a reduction in the contribution of Europe Beverages to Total Group Earnings. In 2005 this contribution amounted to £81 million;

•	a reduction in the Group’s level of debt and a reduction in the total financing charge. As the average interest rates on the Group’s debt are expected to remain around 5% it is expected that the disposal will be earnings dilutive; and

•	a reduction in the Group’s free cash flow. In 2005, Europe Beverages contributed £77 million to the Group’s Free Cash Flow of £404 million.
2006 Outlook
In 2006, we will continue the good progress we have made over the last two years, as we create a business which can deliver sustainable profitable growth. The flexibility provided by the sale of Europe Beverages and disposals of other non-core assets will enable us to further strengthen our confectionery and beverage platforms through strategic capital investments and bolt-on acquisitions.
We expect another good year of Revenue growth driven by an active innovation programme, although comparisons will be to our strong 2005 results. Commodity costs remain challenging with oil prices staying high and sweetener and aluminium prices increasing sharply in the last months of 2005. We expect to more than offset these increases through a combination of price increases and cost reduction initiatives but margin progress will be weighted towards the second half of the year. For the year as a whole, we expect to deliver results within our goal ranges.
In 2006, we expect Restructuring costs to be around £100 million as we continue to implement the Fuel for Growth programme. In December 2005, we announced our intention to build a new green-field gum factory in Poland. Following commissioning of the factory in 2008, we will significantly reduce our gum supply requirements from Gumlink A/S and hence incur minimum penalties under the terms of the agreement. Hence within the £100 million of estimated 2006 Restructuring costs, we expect to recognise an estimated £10 million in respect of these penalties in 2006 and a further £20 million in 2007.
In 2006, the average interest rate on debt is expected to remain at approximately 5%. The use of the Europe Beverages disposal proceeds to reduce average debt is expected to result in a significant reduction in the financing charge.
The 2006 tax rate will be dependent on a number of factors including the possible resolution of tax cases with various tax authorities and the tax consequences of any acquisitions or disposals in the year. However we expect the tax on underlying profits to increase in 2006 to around 31%.
Capital expenditure in 2006 is expected to be around £300 million.

Operating Review
2005 Compared to 2004
Executive Summary

Analysis of Results		Base
		Business	Estimated	Acquisitions/	Exchange
	2004	Growth	53rd week	Disposals	Effects	2005
	£m	£m	£m	£m	£m	£m

Revenue	6,085	378	(49)	(11)	105	6,508

Change %		+6%	(1%)	0%	+2%	+7%

Underlying Profit from Operations	954	73	(11)	1	16	1,033
Change %		+8%	(2%)	0%	+2%	+8%
– Restructuring costs	(140)					(72)
– Brand amortisation	(7)					(6)
– Non-trading items	18					25
– IAS 39 adjustment	—					23

Profit from Operations	825	173	(11)	1	15	1,003
Change %		+21%	(1%)	0%	+2%	+22%

Basic EPS — Continuing and Discontinued
– Underlying	30.7p					33.9p
– Reported	25.9p					37.3p

64      Cadbury Schweppes Report & Accounts 2005

The key highlights of 2005 were as follows:
•	Revenue growth ahead of goal ranges at 6.3% (5.4% including Europe Beverages)
•	6% confectionery growth: Trident +21%; Halls +9%; Cadbury Dairy Milk +7%
•	6% beverage growth: US carbonates outperforms the market, driven by Dr Pepper
•	Underlying Operating margins +30bps in challenging cost environment
•	Underlying profit before tax +12% at £873 million (+13% as reported)
•	Underlying earnings per share +9% at 33.9 pence (+10% as reported)
•	Significant increase in Free Cash Flow to £404 million
•	Adams performance strong and growing ahead of the acquisition plan
•	Successful sale of Europe Beverages for €1.85 billion (£1.26 billion)
(except where stated all movements are at constant exchange rates and exclude the impact of the 53rd week in 2004)
1 Review of 2005 Group Income Statement
(i) Revenue
Revenue at £6,508 million was £423 million or 7% higher than 2004 sales of £6,085 million. The net effect of exchange movements during the year was to increase reported Revenue by £105 million, mainly driven by a strengthening in the Australian Dollar and Mexican Peso.
In 2005, acquisitions, net of disposals, resulted in an £11 million reduction in reported Revenue relative to the prior year. The reduction was driven principally by the disposal of Piasten, our German confectionery business, offset by additional revenues arising following our acquisition of Green & Black’s. The absence of a 53rd week in 2005 reduced Revenues by an estimated £49 million, or 1%.
Base business Revenue grew £378 million or 6% driven by growth in all four of our business segments, led by the Americas Confectionery and Asia Pacific business segments. Growth was also broadly based across categories and brands. The growth rate was the highest growth rate for over a decade, as we began to see the benefits of our investments in our brands, capabilities and people.
(ii) Group Profit from Operations
Group Profit from Operations increased £178 million (22%) to £1,003 million compared to 2004. This was driven by an improved underlying trading performance, reduced restructuring costs and the impact of the IAS 39 adjustment.
Underlying Profit from Operations (Profit from Operations before restructuring costs, non-trading items, brand intangibles amortisation and the IAS 39 adjustment) was £1,033 million. This was £79 million or 8% higher than in 2004.
Currency movements had a £16 million (2%) favourable impact on Underlying Profit from Operations. The full-year impact of acquisitions, net of disposals, was minimal at £1 million as the Green & Black’s profits more than offset the impact of the Piasten disposal. The lack of the 53rd week in 2005 gave rise to an estimated £11 million reduction in Underlying Profit from Operations.
Confectionery revenues grew by 6.3% reflecting a combination of healthy market growth and market share gains. We gained share in 16 out of our top 20 markets with innovation in all categories playing a key role.
All our major brands grew strongly during the year. The ex-Adams brands, including Halls, Trident, Dentyne and the Bubbas, continued to grow strongly with revenues up 11% (2004: +11%). Cadbury Dairy Milk revenues were 7% ahead as we rolled out the successful master-branding concept to Canada and South Africa. Trident grew by 21%, with sales growth boosted by the launch of Trident Splash, a centre-filled gum, in North America and a number of Continental European markets. Dentyne grew by 5% following the launch of Dentyne soft chew in the US and Canada, and the expansion of the brand into the Malaysian market. Halls revenues were ahead by 9%, benefiting from growth in the EMEA business segment where we continue to broaden Halls’ distribution by using our existing route to market.
Emerging markets, which account for around 30% of our confectionery revenues, grew by 12% overall. All markets contributed to this performance with confectionery revenues ahead by 13% in Latin America; by 10% in Africa; by 32% in Russia and, by 11% in Asia Pacific. Developed market growth of 4% was driven by US, Canada, Australia and Japan. In the UK, a 2% rise in revenues was achieved in a year in which innovation activity was reduced to allow the business to focus on a major systems implementation programme. Green & Black’s (acquired in May 2005) continued to perform strongly with year-on-year revenue growth of 49%.
Our beverage businesses in the Americas and Australia grew sales by 6.2% during the year with all markets performing strongly. Our business in North America continued to reap the benefits of consolidating three separately run businesses into one. In Australia, we are leveraging our increased scale following the integration of our full system beverage business with our confectionery operations.
In the Americas, our US carbonates business significantly outperformed the market during the year with a 40 basis points increase in market share to 17.0%. Dr Pepper was the primary driver of performance with volumes ahead by 6% as Dr Pepper Cherry Vanilla (launched in late Q4 2004) moved into national distribution at the beginning of the year. Non-Carbonate volumes in the US were up 5% with the improved performance reflecting our focus on core brands and some sell-in to the trade ahead of a January price increase. In Mexico, we continued to generate strong profitable growth with revenues up 14% in a competitive market. In Australia, we had another good year with sales up 7% as we focused on a smaller range of brands.
Underlying Operating margins increased by 20 basis points to 15.9% from 15.7%. Exchange rate movements had an insignificant impact on margins.
After excluding the impact of the 53rd week in 2004 margins grew by 30 basis points with Fuel for Growth savings of £90 million (excluding Europe Beverages) more than offsetting sharply escalating raw material and oil related costs and higher investment behind growth initiatives. In 2005, we invested an additional £75 million in growth and capability related initiatives, including innovation, information technology, science and technology, commercial and sales force capabilities, and the understanding of our consumers.

Report & Accounts 2005 Cadbury Schweppes      65

Operating and Financial Review
Marketing
Marketing expenditure during the year was £683 million, an increase of £16 million (2%) over 2004 and an increase of 1% at constant currency. This represents a marketing to sales ratio of 10.5%.
Restructuring Costs
Costs in respect of business restructuring were £72 million compared with £140 million last year.
In 2005, all of the business restructuring related to the continued execution of the Fuel for Growth cost reduction initiative.

	2005	2004
	£m	£m

Integrating Adams	16	55
Other Fuel for Growth projects in the base business	56	54

Total Fuel for Growth	72	109
Write down of IT assets	—	31

Restructuring costs	72	140

Of this total charge of £72 million, £38 million was redundancy related and £18 million related to external consulting costs. The remaining costs consisted of asset write-offs, site closure costs, relocation costs and contract termination costs.
Business Segment analysis
More detailed information on the restructuring activities in each business segment is provided in the business segments performance section from pages 92 to 93. The table below details the business segment analysis of restructuring costs.

Business segment analysis	2005	2004
	£m	£m

Americas Beverages	6	23
Americas Confectionery	21	41
EMEA	22	22
Asia Pacific	15	18

	64	104
Central	8	36

	72	140

The total Fuel for Growth restructuring spend undertaken to date amounts to £374 million, or 75% of the total expected Fuel for Growth restructuring spend of £500 million. In 2006, Restructuring spend is expected to be around £100 million, reflecting the restructuring activities associated with the ongoing Fuel for Growth cost reduction initiative and penalties under the Gumlink supply agreement. In 2005 we announced our intention to build a new green-field gum factory in Poland. Following commissioning of the factory in 2008, we will reduce our gum supply requirements from Gumlink A/S and incur penalties under the terms of the Gumlink supply agreement. We will recognise a restructuring cost, in 2006 and 2007 in respect of these costs. These charges are estimated to be £10 million and £20 million respectively.
Amortisation of Brand Intangibles
Amortisation of brand intangibles at £6 million was £1 million lower than in 2004.
Non-trading items
During 2005, the Group recorded a net profit from non-trading items of £25 million compared to a profit of £18 million in 2004. The main items within non-trading items were:
•	a £20 million profit from the disposal of Holland House Cooking Wines;

•	a loss of £1 million on the disposal of Piasten, our German confectionery subsidiary;

•	a net gain of £4 million on the sale of trade investments; and

•	a net profit of £2 million through disposals of surplus properties.
IAS 39 Adjustment
Fair value accounting under IAS 39, which was adopted from 2 January 2005, resulted in a credit of £23 million to our reported results principally reflecting the fact that spot commodity prices and exchange rates were lower than the rates implicit in the Group’s hedging arrangements and as used in the underlying results.
(iii) Share of Result in Associates
The Group’s share of profits in associates (net of interest and tax) at £28 million was £6 million higher than in 2004, with the year-on-year increase due to improved trading performance from our US bottling associate, Dr Pepper/Seven Up Bottling Group and the 5% increase in the Group’s stake in June 2005.
(iv) Financing
The net financing charge at £188 million was £17 million lower than the prior year. There is no net impact of IAS 39 adjustments on the net financing charge. The reduction in the charge reflects the impact of:
•	the incremental interest charges of £5 million resulting from the additional borrowing required to redeem the Group’s $400 million Quarterly Income Preferred Stock (“QUIPS”) in April 2005; offset by:

•	a reduction in average net borrowing arising from positive operational cash flows in the year; and

•	the impact of exchange rates and the absence of the additional week relative to 2004.
The combination of a reduced interest charge and increased Profit from Operations resulted in the Group’s interest cover rising to 5.7 times from 4.4 times in 2004.
(v) Taxation
Underlying Profit before Tax rose by 13% to £873 million and by 12% at constant exchange rates and after allowing for the additional week’s trading in 2004. The underlying tax rate in 2005 (excluding Europe Beverages) was 28.3% as against 25.0% in 2004.
Reported Profit before Tax rose by 31% to £843 million reflecting the improved underlying performance of the business, lower restructuring costs and the favourable impact of fair value accounting under IAS 39. In 2005, we have concluded that recognition of a net deferred tax asset in the UK is now appropriate. This has resulted in a credit of £104 million to the current year tax charge which, given its size and one-off nature, has been excluded from the Group’s underlying tax charge but is included in the reported tax charge of £140 million.

66      Cadbury Schweppes Report & Accounts 2005

(vi) Discontinued Operations: Europe Beverages
Europe Beverages Revenue was £649 million, down 1% versus 2004 or 2% at constant exchange rates. Underlying Profit from Operations of £112 million represented a 3% decline, or 4% at constant currency. The 53rd week in 2004 had a negligible impact on the year-on-year comparatives. The performance of the Europe Beverages business was adversely impacted during the year by a combination of weak markets in France and Spain and the management time spent on the sale process.
The net profit from Europe Beverages of £73 million consists of Underlying profit from Operations of £112 million, Restructuring costs of £14 million, a Financing cost of £1 million, Taxation of £15 million and Disposal costs of £9 million.
The underlying tax charge for Europe Beverages is £31 million representing a rate of approximately 27.5%. In connection with the disposal, the Group has recorded a deferred tax credit of £11 million arising on the transfer of certain intellectual property assets out of the Europe Beverages companies prior to disposal. This has been excluded from the underlying tax rate of Europe Beverages.
We anticipate reporting a profit on disposal in 2006 of around £480 million after tax and expenses.
(vii) Minority Interests
Profit attributable to minority interests in 2005 of £11 million was £11 million lower than 2004. The decrease reflects the redemption of the Group’s $400 million Quarterly Income Preferred Stock (QUIPs) in April 2005.
(viii) Dividends
The Board has proposed a final dividend of 9.00 pence, up from 8.70 pence in 2004, an increase of 3%. Including the interim dividend of 4.00 pence, the total dividend for 2005 is 13 pence, a 4% increase on the 12.50 pence dividend in 2004. The underlying dividend cover increased to 2.6 times from 2.5 times in 2004. Further dividend information for shareholders is given in Shareowner Information on page 175.
(ix) Earnings per Share
Basic reported Earnings per Share rose by 44% to 37.3 pence principally reflecting the improved underlying business performance, the reduction in Restructuring costs and the £104 million credit arising on the recognition of a deferred tax asset in the UK.
Underlying Earnings per Share (earnings before Restructuring costs, Non-trading items, brand intangibles amortisation, the IAS 39 adjustment and the recognition of a deferred tax in the UK) at 33.9 pence were 10% ahead of last year. At constant exchange rates and excluding the impact of the additional week in 2004, Underlying Earnings per Share were up 9%.
(x) Acquisitions and Disposals
The cash outflow in 2005 on acquisitions was £71 million. This included the acquisition of Green & Black’s and the purchase of a further 5% share in our associate Dr Pepper/Seven Up Bottling Group associate.
Disposal proceeds of £41 million arose principally from the disposal of the Gumlink investment (see page 72) and the Holland House Cooking Wines brands.
(xi) Effect of Exchange Rates and Inflation on 2005 Reported Results
Over 80% of the Group’s revenues and profits in 2005 were generated outside the United Kingdom. The Group’s reported results have been affected by changes in the exchange rates used to translate the results of non-UK operations. In 2005 compared with 2004, the biggest exchange rate impact on the Group’s results was the strengthening in the Australian Dollar and Mexican Peso.
The overall impact of exchange rate movements on the Group’s Revenue and Profit growth is shown separately. In 2005, movements in exchange rates increased the Group’s Revenue by 2%, underlying pre-tax profit by 2% and underlying Earnings per Share by 2%. The impact on Underlying Profit from Operations was consistent with the impact on Revenues.
General price inflation in countries where the Group has its most significant operations remained at a low level throughout the year and in general terms was within the 1% to 3% range. In certain developing markets, notably Venezuela, Turkey, Brazil, Russia and Argentina, the rate of inflation was significantly higher than this range, but the impact was not material to the Group results.

Report & Accounts 2005 Cadbury Schweppes      67

Operating and Financial Review
2. 2005 Compared to 2004 – Business segments performance
Americas Beverages

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange

	2004	Business	Disposals	Est	Effects	2005

Revenue	1,686	99	—	(19)	15	1,781
		+6%	0%	(1%)	+1%	+6%
Underlying Profit from Operations	503	24	—	(6)	3	524
		5%	0%	(1%)	0%	+4%
Underlying Operating Margins	29.8%					29.4%

The results of Americas Beverages in 2005 were significantly impacted by:
•	Strong Revenue performance with Revenue growth of 6%.
•	Margins adversely impacted by 40 basis points reflecting a challenging cost environment.
•	Improved non-carbonated soft drinks performance in the US with revenue ahead 4%.
•	Continued good growth in Mexican beverages where revenue grew by 14%.
Americas Beverages had another good year. Revenues grew by 6% for the year and 7% in the second half reflecting the combination of strong carbonated soft drink performance and improving non-carbonated soft drink (non-CSD) sales.
In the USA, carbonated soft drink Revenues rose by 6%. We outperformed the carbonated soft drink market for the second year in a row, gaining 40 basis points of share to 17.0%. Performance was driven by a 6% volume growth in Dr Pepper which benefited from the national roll-out of Dr Pepper Cherry Vanilla, strong growth in diets and fountain. Performance of our flavour brands was impacted by 7 UP where volumes fell by 8%.
Non-carbonated soft drink performance in the USA improved through the year with Revenues ahead by 4% in the year and 8% in the second half reflecting a strong performance from the core four brands (Snapple, Mott’s, Clamato and Hawaiian Punch) and some buy-in by our customers ahead of price increases scheduled for the first quarter of 2006. Revenues in Mexico were up by 14%.
Margins were slightly lower year-on-year mainly due to the sharp increase in oil, glass, PET and transport related input costs. Price increases on our non-carbonated soft drink portfolio were taken in late 2005 and early 2006 in order to recover these cost increases.

Americas Confectionery

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange

	2004	Business	Disposals	Est	Effects	2005

Revenue	1,093	111	—	(3)	27	1,228
		+10%	0%	0%	2%	+12%
Underlying Profit from Operations	143	26	—	(1)	4	172
		+18%	0%	(1%)	3%	+20%
Underlying Operating Margins	13.1%					14.0%

The results of Americas Confectionery in 2005 were significantly impacted by:
•	Excellent Revenue growth of 10%, driven by power brands.
•	Market share gains reflecting strong innovation pipeline.
•	Continued margin improvement — led by Canada.
•	Strong growth in emerging markets with revenue growth of 13%.
Americas Confectionery had another excellent year with Revenue ahead by 10% and margins up by 100 basis points to 14.0%. Performance was balanced across all territories and was driven by our five power brands, Trident, Dentyne, Halls, Cadbury and the Bubbas, which account for almost 70% of sales. Growth was particularly strong in Trident up 22%, where we had major innovation initiatives during the year including the launch of Trident Splash in the US and Canada.
In North America, Revenue growth in the US of 11% was led by gum. A strong innovation pipeline, including the launch of Trident Splash and Dentyne soft chew drove healthy market share gains particularly in the second half. We gained 80 basis points of gum share during the year with the latest four week period over 300 basis points up at 30%. In Canada, branded Revenue rose by 8% and total Revenue by 4% reflecting a focus on a smaller range of profitable brands. This focus on more profitable growth led to over 150 basis points increase in margins in Canada.
In emerging markets, Revenue grew by 13% with double-digit growth in all territories, including Mexico up 10% and Brazil up 15%.
Strong margin performance was due to the combination of Revenue growth, focus on profitable growth in Canada and the cost benefit arising from the successful execution of key Fuel for Growth projects including the consolidation of production in Brazil and the transfer of Halls production from Manchester into Canada and Colombia.

68      Cadbury Schweppes Report & Accounts 2005

Outside underlying Profit from Operations were restructuring costs of £21 million. These costs reflect the completion of the Adams integration projects in the USA (£6 million), including the completion of the transition off the Pfizer shared services system. Restructuring costs in Canada (£9 million), reflected the costs of transition off the Pfizer shared services systems as well as the cost required to rationalise the Canadian brand range and packaging options. Further costs were incurred, mainly in Brazil, following the closure of the Cumbica site and transfer of production to Bauru.

Europe, Middle East and Africa (EMEA)

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange

	2004	Business	Disposals	Est	Effects	2005

Revenue	2,246	88	(12)	(18)	29	2,333
		4%	0%	(1%)	1%	4%
Underlying Profit from Operations	323	12	1	(3)	3	336
		4%	0%	(1%)	1%	4%
Underlying Operating Margins	14.4%					14.4%

The results of EMEA in 2005 were significantly impacted by:
•	Revenue growth of 4%, driven by our emerging markets in Africa and Russia.
•	Developed market revenue growth was modest, reflecting the difficult retail environment in Continental Europe.
•	UK revenue ahead 2%, reflecting a planned reduction in innovation at the time of a major new IT implementation.
•	Margins were flat year-on-year, with Fuel for Growth savings offset by IT implementation costs of £20 million in the UK.
The 4% increase in Revenue in the EMEA region was driven by our emerging market businesses in Africa and Russia, which in total grew by 11%. Developed market sales were modestly ahead reflecting the difficult retail environment in Continental Europe, particularly in France, and the planned reduction of innovation activity in the UK as we installed a major new information system.
In the UK, Revenue was ahead by 2%. Our overall market share rose by 10 basis points due to a focus on the Maynard and Bassett master-brands in sugar and growth in premium chocolate. The Green & Black’s organic chocolate range grew year-on-year by 49%.
While Western European markets remain difficult, our focus on the growing gum and value-added sugar categories enabled our businesses in the region to register modest growth overall.
We grew our gum share in most countries, with share boosted by the highly successful launch of centre-filled gum under local brand names: such as Trident Splash in Greece; Hollywood Sweet Gum in France; and Stimorol Fusion in Sweden, Switzerland and Benelux.
Revenue in Russia rose by 32% benefiting from investments in upgrading the quality of our Dirol and Stimorol brands using Adams product technology and in sales force capabilities. Strong growth in South Africa was driven by the re-launch of Cadbury Dairy Milk.
Margins were flat year-on-year largely reflecting the £20 million cost of IT implementation in the UK. Fuel for Growth cost reduction projects included the final closures of the Manchester and Chesterfield plants in the UK, and our Adams Cape Town facility in South Africa.
Outside Underlying Profit from Operations were Restructuring costs of £22 million. These costs include the expenses associated with the relocation our Irish gum production facilities from the existing Pfizer site (£5 million), headcount reductions in our South African (£4 million) and French (£3 million) supply chain operations, the completion of the closure of the Manchester and Chesterfield plants in the UK (£2 million) and the integration of our Spanish and Portuguese businesses (£2 million).

Asia Pacific

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange

	2004	Business	Disposals	Est	Effects	2005

Revenue	1,050	81	1	(9)	34	1,157
		+8%	0%	(1%)	+3%	+10%
Underlying Profit from Operations	134	19	—	(2)	6	157
		+14%	0%	(2%)	+5%	+17%
Underlying Operating Margins	12.8%					13.5%

The results of Asia Pacific in 2005 were significantly impacted by:
•	Strong Revenue growth of 8%.
•	Developed market revenue growth of 7% and emerging markets ahead 11%.
•	Good margin growth reflecting the benefits of cost reduction projects and a focus on profitable growth.
Our business across the Asia Pacific region had an excellent year with a particularly strong second half performance. We had good results in both our developed and emerging market businesses which grew at 7% and 11% respectively. Shares were increased in most major markets and all categories showed good growth in revenues.
Our confectionery operations in Australia and New Zealand grew revenues by 7% following a number of highly successful new product launches in Australia (Cadbury Caramel Whip, Boost and Brunch Bar) and share recovery in New Zealand. Our beverage business in Australia grew revenues by 7% despite discontinuing a number of its smaller less profitable brands.

Report & Accounts 2005 Cadbury Schweppes       69

Operating and Financial Review

In Japan, innovation in gum, particularly in the Clorets and Whiteen brands, led to a 140 basis point increase in share to 16.8% and a further improvement in margins.
In emerging markets, India grew strongly with Revenue up 14% and chocolate share ahead by 120 basis points to 70.5%. Performance was also boosted by a resurgence in our business in Pakistan. In South East Asia, we continued to extend our share leadership in gum in Thailand (by 80 basis points to 58.9%), driven by the focus on sugar-free gum. The successful launch of Dentyne in Malaysia, using product sourced from our Thailand operations, saw our gum share increase by nearly 10 percentage points to 17.0%. In China, where we have been refocusing the business, Revenue was 11% ahead as we relaunched our Cadbury Dairy Milk range of products.
Margins in the region were 80 basis points ahead due to the benefits of cost reduction projects and a focus on profitable growth. Key efficiency projects during the year included supply chain optimisation in Australia and New Zealand; manufacturing consolidation in China; and automation of Bournvita production in India.
Outside underlying Profit from Operations were restructuring costs of £15 million. The main costs arose from headcount reductions in the Australian and New Zealand supply chain operations (£6 million), in the Indian supply chain operations (£5 million) and the reorganisation of the Chinese route-to-market (£2 million).

Central

Full Year Results (£m)		Base	Acquisitions/	53rd Week	Exchange

	2004	Business	Disposals	Est	Effects	2005

Revenue	10	(1)	—	—	—	9
		(10%)	—	—	—	(10%)
Underlying Profit from Operations	(149)	(8)	—	1	—	(156)
		+5%	—	0%	—	5%
Underlying Operating Margins	n/a					n/a

Central Revenue arises on the rendering of research and development services to third parties. Central costs have increased from £149 million to £156 million, principally reflecting incremental investments in innovation and capabilities, notably the Building Commercial Capabilities programme.
Capital Structure and Resources
Capital Structure
During 2005 our market capitalisation increased by approximately £1.35 billion to £11.45 billion, principally due to a 65 pence increase in the share price during the year to 550 pence at 1 January 2006 (485 pence at 2 January 2005). Net borrowings increased during the year from £3,870 million at the end of 2004, to £3,900 million at the end of 2005, representing 34% of our total market capitalisation.
We continue to manage our capital structure proactively to maximise shareowner value whilst maintaining flexibility to take advantage of opportunities, which arise to grow our business. One element of our strategy is to make targeted, value-enhancing acquisitions. It is intended that these will, where possible, be funded from cash flow and increased borrowings. The availability of suitable acquisitions, at acceptable prices is, however, unpredictable. Accordingly, in order to maintain flexibility to manage the capital structure, the Company has sought, and been given, shareholders approval to buy back shares as and if appropriate. This authority has only been used once, in 1999, when 24 million shares (representing approximately 1% of the Company’s equity) were purchased. Renewal of this authority will be sought at the Annual General Meeting in May 2006. Additionally, many of the obligations under our share plans described in Note 26 to the Financial Statements will be satisfied by existing shares purchased in the market by the Cadbury Schweppes Employee Trust (the “Employee Trust”) rather than by newly issued shares. The Employee Trust did not purchase any shares during 2005 or 2004 and held 22 million shares at the end of 2005, representing approximately 1.1% of the Company’s issued share capital.
Outside underlying Profit from Operations were Restructuring costs of £8 million, including the initial costs in creating a global IT organisation (£6 million) and the initial costs of creating a wider shared business services offering (£2 million).
Borrowings
At the end of 2005, the total of gross short-term and long-term borrowings was £4,279 million compared with £4,216 million at the end of 2004. Cash and cash equivalents decreased to £332 million at the end of 2005 compared to £325 million at the end of 2004. Our borrowings, net of cash and cash equivalents and short-term investments, increased to £3,900 million at the end of 2005, from £3,870 million at the end of 2004. At the end of 2005 £3,065 million of our gross debt was due after one year, but all debt due within one year was supported by undrawn committed facilities maturing after more than one year.
Gearing is calculated as follows:

	2005	2004

	£m	£m

Net debt (see page 60)	3,900	3,870

Ordinary shareholders’ funds	3,008	2,071
Equity minority interests	27	21

	3,035	2,092

Gearing ratio %	129	185

At the end of 2005, 84% of our net borrowings were either at fixed rates or converted to fixed rates through the use of interest rate swaps. It should be noted, however, that the year end is the low point in our seasonal borrowing cycle. Further information on our use of derivative financial instruments is given below. Interest cover was 5.7 times in 2005 compared with 4.4 times in 2004.

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At 1 January 2006 we had undrawn committed borrowing facilities of £1.1 billion. This relates to a revolving credit facility, which matures in 2010. The interest rates payable on this borrowing facility are LIBOR plus 0.225% to 0.38% per annum. This facility is subject to customary covenants and events of default, none of which are currently anticipated to affect our operations. In view of our committed facilities, cash and cash equivalents, short-term investments and cash flow from operations, we believe that there are sufficient funds available to meet its anticipated cash flow requirements for the foreseeable future.
Our long-term credit rating has remained unchanged during 2005 at BBB.
For 2006, debt levels at constant currencies are expected to reduce following the receipt of £1.26 billion proceeds funds from the sale of European Beverages and further free cash inflows. The Group’s debt is largely denominated in foreign currencies (see note 27). The Group’s debt will depend on future movements in foreign exchange rates, principally the US Dollar and the Euro.
Details of the currency and interest rate profile of our borrowings are disclosed in Note 27 to the Financial Statements.

Contractual Obligations
As at 1 January 2006:

Contractual Obligations	Payments due by period

	Total	<1 year	1-3 years	3-5 years	5 years +

	£m	£m	£m	£m	£m

Bank loans and overdrafts	247	111	60	75	1
Estimated Interest payments — borrowings	249	99	93	57	—
Estimated Interest payments — interest rate swaps	276	143	120	13	—
Finance leases	63	20	42	—	1
Other borrowings	3,969	1,083	1,487	820	579
Operating leases	298	52	79	54	113
Purchase obligations	425	372	50	3	—
Expected payments into pension plans	342	157	185	—	—
Other non-current liabilities	224	—	202	21	1

Total	6,093	2,037	2,318	1,043	695

As at 2 January 2005:

Contractual Obligations	Payments due by period

	Total	<1 year	1-3 years	3-5 years	5 years +

	£m	£m	£m	£m	£m

Bank loans and overdrafts	279	101	178	—	—
Estimated Interest payments — borrowings	696	190	279	174	53
Estimated Interest payments — interest rate swaps	319	115	163	35	6
Finance leases	86	20	43	22	1
Other borrowings	3,851	509	1,302	1,123	917
Operating leases	335	59	81	61	134
Purchase obligations	273	247	25	1	—
Expected payments into pension plans	56	56	—	—	—
Other non-current liabilities	287	—	254	32	1

Total	6,182	1,297	2,325	1,448	1,112

Estimated future interest rate payments on borrowings are based on the applicable fixed and floating rates of interest as at the end of the year for all borrowings or interest rate swap liabilities. The interest obligations in the above table have been calculated assuming that all borrowings and swaps in existence at year end will be held to maturity and are on a constant currency basis.
Other non-current liabilities comprise trade and other payables, tax payable, long term provisions and obligations under finance leases. Deferred tax liabilities have not been included within other non-current liabilities as these are not contractual obligations that will be settled by cash payment.
Expected payments into pension plans represents the best current estimate of the payments to be made into the scheme over the next three years.
This is the period of time until the next full valuation of the Cadbury Schweppes Pension Fund, the scheme that represents over 70% of the Group’s liabilities. We do not believe that it is possible to estimate with any accuracy the contribution rates that will arise subsequent to this valuation.
The Company has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 1 January 2006 being £4,064 million (2004: £3,898 million). In addition certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 1 January 2006 was £3,607 million (2004: £3,592 million). Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2004: £76 million).

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Operating and Financial Review

Cash Flows
Free Cash Flow
We define Free Cash Flow as the amount of cash generated by the business after meeting all our obligations for interest, tax and dividends and after all capital investment excluding share sales or purchases by the Employee Trust (see page 59).
We generated Free Cash Flow (after dividend payments) of £404 million, an increase of £175 million compared to 2004 when Free Cash Flow was £229 million.
At the exchange rate ruling in 2003 (the year when the £1.5 billion Free Cash Flow target was set), Free Cash Flow was £450 million, taking cumulative Free Cash Flow to £715 million.
This increase in Free Cash Flow resulted from the incremental cash flows generated by our improved underlying Profit from Operations and reduced spend in relation to restructuring projects. We remain strongly cash generative, reflecting the high margin and cash generative nature of the Group’s business.
On a constant currency basis we expect to see further strong free cash flow performance in 2006 and believe we are on track to meet our goal of generating £1.5 billion of free cash flow over the 2004 — 2007 period.
Net cash flow from operating activities as shown in the Cash Flow Statement on page 91 was £1,090 million.
Cash Outflows on Acquisitions and Disposals
The cash outflow in 2005 on acquisitions was £71 million. This included the acquisition of Green & Black’s and the final settlement in respect of the purchase of Adams China. In addition we purchased an incremental 5% share in our associate, Dr Pepper/Seven Up Bottling Group and acquired a further investment in our Nigerian associate, taking ownership closer to majority. Disposal proceeds of £41 million arose on the disposal of our investment in Gumlink, a Danish gum production business, and Holland House Cooking Wines, a US beverages brand.
The cash outflow in 2004 on acquisitions was £62 million. This included the acquisition of the balance of Orangina from Pernod Ricard and the completion of the purchase of the Adams Confectionery business in China from Pfizer Inc. Disposal proceeds of £11 million arose principally from the disposal of the South African food division.
Net cash flow before financing was £583 million.
Financing Cash Flows
The net cash outflow from financing during 2005 was £592 million. This included payment of dividends of £261 million to shareholders. In the year borrowings of £193 million were repaid. This was offset by the £219 million of incremental borrowings required to repay the Group’s $400 million Quarterly Income Preferred Securities (QUIPs).
The net cash outflow from financing during 2004 was £539 million. The most significant element of this was the payment of dividends of £246 million and the net repayment of borrowings of £397 million.
Net Cash
Cash and cash equivalents (net of overdrafts) decreased during 2005 by £8 million to £276 million. We invest our cash predominantly in instruments with investment grade credit ratings and the maximum exposure to any single counterparty is strictly limited.
Capital Expenditure
Capital expenditure in 2005 was £298 million (2004: £285 million), an increase of 5% over the level of expenditure in 2004 with key areas of expenditure being related to Fuel for Growth cost reduction programmes and spend related to IT implementations, and the costs associated with transferring Adams businesses from Pfizer to Cadbury Schweppes systems. All these projects were funded from internal resources.
For 2006 we expect capital spend to be in the region of £300 million, driven by investments behind the Fuel for Growth initiatives and investment in the production capacity and facilities of the Group. We expect to continue to fund this from internal resources.
At 1 January 2006 we had capital commitments of £14 million. We also anticipated that these commitments will be financed out of our Free Cash Flow.
Treasury Risk Management
We are exposed to market risks arising from our international business. Derivative financial instruments are utilised to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit. Other than as expressly stated, the policies set out below apply to prior years as well as being forward looking.
Substantially all financial instruments economically hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged and the term of such instruments is not greater than the term of such transactions or any anticipated refinancing or extension of them. Such anticipated transactions are all in the normal course of business and we are of the opinion that it is highly probable that they will occur. However such transactions do not always meet the stringent conditions prescribed by IAS 39 to obtain hedge accounting.
(i) Liquidity Risk
We seek to achieve a balance between certainty of funding even at difficult times for the markets or ourselves and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond our means to repay and refinance. To this end the policy provides that at least 75% of year end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.
(ii) Interest Rate Risk
We have an exposure to interest rate fluctuations on our borrowings and manage these by the use of interest rate swaps, cross currency interest rate swaps and forward rate agreements. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred

72      Cadbury Schweppes Report & Accounts 2005

securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. 84% was at fixed rates of interest at the year end (2004: 85%), but the year end level of total net debt is around £100 million lower than the annual average. Assuming no changes to the borrowings or hedges, we estimate that a rise of 1 percentage point in interest rates in all currencies in which we have borrowings would have affected 2005 profit before tax by less than 1% (2004: 2%).
(iii) Currency Risk
We operate internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. We do not hedge translation exposure and earnings because any benefit obtained from such hedging can only be temporary.
We seek to relate the structure of borrowings to the trading cash flows that service them and our policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the ratio for any currency bloc may not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.
We also have transactional currency exposures arising from our international trade. Our policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. We make use of the forward foreign exchange markets to hedge its exposures.
While there are exchange control restrictions which affect the ability of certain of our subsidiaries to transfer funds to the UK, the operations affected by such restrictions are not material to our business as a whole and we do not believe such restrictions have had or will have any material adverse impact on our business as a whole or our ability to meet our cash flow requirements.
(iv) Fair Value Analysis
The table below presents the changes in fair value of our financial instruments to hypothetical changes in market rates. The fair values are quoted market prices or, if not available, values estimated by discounting future cash flows to net present values.
The change in fair values for interest rate movements assumes an instantaneous 1% (100 basis points) decrease in interest rates of all currencies, from their levels at 1 January 2006, with all other variables remaining constant. The change in fair values for exchange rate movements assumes an instantaneous 10% weakening in sterling against all other currencies, from their levels at 1 January 2006, with all other variables remaining constant. Further information on fair values is set out in Note 28 to the Financial Statements.
The sensitivity analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur for all financial instruments except commodities. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which we operate could cause losses to exceed the amounts projected.

As at 1 January 2006:

		Fair value changes arising from

			10% weakening

		1% decrease in	in £ against
		interest rates	other currencies
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash and cash equivalents	332	—	19
Short term investments	47	—	4
Borrowings	(4,277)	(96)	(364)
Currency and interest rate swaps	11	2	1
Interest rate swaps	(9)	(6)	(1)
Currency exchange contracts (including embedded derivatives)	(2)	—	4

As at 2 January 2005:

		Fair value changes arising from

			10% weakening

		1% decrease in	in £ against
		interest rates	other currencies
		favourable/	favourable/
	Fair Value	(unfavourable)	(unfavourable)
	£m	£m	£m

Cash and cash equivalents	201	—	17
Short term investments	145	—	8
Debt	(4,254)	(97)	(312)
Currency and interest rate swaps	(5)	4	20
Interest rate swaps	(25)	(28)	(2)
Currency exchange contracts	(10)	—	32
Quarterly Income Preferred Securities (see Note 30)	(219)	(2)	(22)

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Operating and Financial Review

(v) Commodities
In respect of commodities the Group enters into forward and future contracts for cocoa, sugar and aluminium in order to provide a stable cost base for marketing finished products. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.
The Group held the following commodity futures contracts at 1 January 2006:

	2005	2004

	Fair value	Fair value

	£m	£m

Commodities (asset)	13	5
Commodities (liabilities)	(1)	(7)

Total £ equivalent notional	12	(2)

Commodity futures contracts were held in Sterling and US dollars. The majority of commodities contracts mature within one year. The notional amount of cover decreased from 273,371 metric tonnes in 2004 to 161,574 metric tonnes in 2005.
The commodities futures contracts held by the Group at year end exposes the Group to adverse movements in cash flow and profit and loss due to the market risk arising from changes in prices for sugar, cocoa and aluminium traded on the LIFFE (London International Financial Futures and Options Exchange), LME (London Metals Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc). Applying a reasonable adverse movement in commodity prices to the Group’s net commodity positions held at year end would result in a decrease in fair value of £6.8 million (2004: £11.6 million). The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
(vi) Credit Risk
We are exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but we do not expect any counterparties to fail to meet their obligations given our policy of selecting only counterparties with high credit ratings. The credit exposure of interest rate and foreign exchange contracts is represented by the fair value of contracts with a net positive fair value at the reporting date.
Review of Accounting Policies
Critical Accounting Estimates
The preparation of our financial statements in conformity with IFRS and the reconciliation of these financial statements to US GAAP, require management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and Revenue and expenses during the period. Our significant accounting policies are presented in the notes to the financial statements.
Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flow, and require management to make difficult, subjective or complex judgements and estimates about matters that are inherently uncertain. Management bases its estimates on historical experience and other assumptions that it believes are reasonable. Our critical accounting policies are discussed below. Where we are required to make materially different estimates or judgments for US GAAP from those required under IFRS these are separately discussed.
Actual results could differ from estimates used in employing the critical accounting policies and these could have a material impact on our results. We also have other policies that are considered key accounting policies, such as the policies for revenue recognition, cost capitalisation and cocoa accounting. However, these policies, which are discussed in the notes to the Group’s financial statements, do not meet the definition of critical accounting estimates, because they do not generally require estimates to be made or judgements that are difficult or subjective.
(i) Brands and other intangibles
Brands and other intangibles that are acquired through acquisition are capitalised on the balance sheet. These brands and other intangibles are valued on acquisition using a discounted cash flow methodology and we make assumptions and estimates regarding future revenue growth, prices, marketing costs and economic factors in valuing a brand. These assumptions reflect management’s best estimates but these estimates involve inherent uncertainties, which may not be controlled by management.
Upon acquisition we assess the useful economic life of the brands and intangibles. We do not amortise over 99% of our brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that we are a brands business and expects to acquire, hold and support brands for an indefinite period. We support our brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at Revenue. Many of our brands were established over 50 years ago and continue to provide considerable economic benefits today. We also consider factors such as our ability to continue to protect the legal rights that arise from these brand names indefinitely or the absence of any regulatory, economic or competitive factors that could truncate the life of the brand name. Where we do not consider these criteria to have been met, as was the case with certain brands acquired with Adams, a definite life is assigned and the value is amortised over the life.
The cost of brands and other intangibles with a finite life are amortised using a methodology that matches management’s estimate of how the benefit of the assets will be extinguished. Each year we re-evaluate the remaining useful life of the brands and other intangibles. If the estimate of the remaining useful life changes, the remaining carrying value is amortised prospectively over that revised remaining useful life.

74      Cadbury Schweppes Report & Accounts 2005

A strategic decision to withdraw marketing support from a particular brand or the weakening in a brand’s appeal through changes in customer preferences might result in management concluding that the brand’s life had become finite. Were intangible assets to be assigned a definite life, a charge would be recorded that would reduce reported Profit from Operations and reduce the value of the fixed assets reported in the balance sheet. We have consistently applied our estimate of indefinite brand lives since the date we first recognised brands as intangible assets in 1989 except for one brand where we amended our original estimate from an indefinite life to a definite life asset as the products had been re-branded.
(ii) Recoverability of Long Lived Assets
We have significant long-lived asset balances, including intangible assets, goodwill and tangible fixed assets. Where we consider the life of intangible assets and goodwill to be indefinite the balance must be assessed for recoverability on at least an annual basis. In other circumstances the balance must be assessed for recoverability if events occur that provide indications of impairment. An assessment of recoverability involves comparing the carrying value of the asset with its recoverable amount, typically its value in use. If the value in use of a long-lived asset were determined to be less than its carrying value, an impairment would be charged to the Income Statement.
The key assumptions applied in arriving at a value in use for a long-lived asset are:
•	The estimated future cash flows that will be derived from the asset; and
•	The discount rate to be applied in arriving at a present value for these future cash flows.
(iii) Future Cash Flows
In estimating the future cash flows that will be derived from an asset, we make estimates regarding future revenue growth and profit margins for the relevant assets. These estimates are based on historical data, various internal estimates and a variety of external sources and are developed as part of the long-term planning process. Such estimates are subject to change as a result of changing economic and competitive conditions, including consumer trends. Higher estimates of the future cash flows will increase the fair values of assets. Conversely, lower estimates of cash flows will decrease the fair value of assets and increase the risk of impairment. We attempt to make the most appropriate estimates of future cash flows but actual cash flows may be greater or less than originally predicted.
(iv) Discount Rates
The future cash flows are discounted at rates that we estimate to be the risk adjusted cost of capital for the particular asset. An increase in the discount rate will reduce the fair value of the long-lived assets, which could result in the fair value falling below the assets carrying value and an impairment being realised as part of the annual impairment review. On the other hand a decrease in the discount rate will increase the fair value of the long-lived assets and decrease the likelihood of impairment.
Future changes in interest rates, the premium the capital markets place on equity investments relative to risk-free investments and the specific assessment of the capital markets as to our risk relative to other companies can all affect our discount rate. Increases in interest rates and/or the risk premium applied by the capital markets would both result in increased discount rates. Conversely a reduction in interest rates and/or the risk premium applied by the capital markets would both result in decreased discount rates. These factors are largely outside of our control or ability to predict. For the past five years management has applied a Group discount rate of between 8.0% and 8.5%.
Where applicable, we review the reasonableness of all assumptions by reference to available market data including, where applicable, the publicly quoted share price of the Company. Changes in the assumptions used by management can have a significant impact on the estimated fair value of assets and hence on the need for, or the size of, an impairment charge.
(v) Trade Spend and Promotions
Accrued liabilities associated with marketing promotion programmes require difficult subjective judgments. We utilise numerous trade promotions and consumer coupon programmes. The costs of these programmes are recognised as a reduction to revenue with a corresponding accrued liability based on estimates made at the time of shipment or coupon release. The accrued liability for marketing promotions is determined through analysis of programmes, historical trends, expectations around customer and consumer participation, revenue and payment trends, and experiences of payment patterns associated with similar programmes that have previously been offered, often in consultation with external advisers. Management has significant experience in making such estimates. However each programme is different and it is possible that the initial estimate of the costs of such programmes and therefore the reduction in revenue recorded based on such estimates, may differ from the actual results. To the extent that the period end accrual proves different to the actual payments required in the subsequent period an adjustment is recorded in the subsequent period.
Up front payments are made to secure product installation in the fountain and food service channel of several of our beverage products. These payments are amortised (as a deduction to Revenue) based upon a methodology (time or volumes sold) consistent with our contractual rights under these arrangements. The total unamortised up front payments as at the year end amounted to approximately £66 million. The weighted average period over which the up front payments are being amortised is approximately 10 years with the longest period being 20 years. Were we unable to enforce our rights under the relevant contracts we may be required to accelerate the recognition of such costs, which would reduce future revenue.
(vi) Pensions
Several subsidiaries around the world maintain defined benefit pension plans. The biggest plans are located in UK, Ireland, USA, Canada, Mexico and Australia. The pension liabilities recorded are based on actuarial assumptions, including discount rates, expected long-term rate of return on plan assets, inflation and mortality rates. The assumptions are based on current market conditions, historical information and consultation with and input from our actuaries. Management reviews these assumptions annually. If they change, or if actual experience is different from the assumptions, the funding status of the plan will change and we may need to record adjustments to our previously recorded pension liabilities.

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Operating and Financial Review

The cost of providing pension benefits is calculated using a projected unit credit method. The assumptions we apply are affected by short-term fluctuation in market factors. We use external actuarial advisers and management judgement to arrive at our assumptions.
In arriving at the present value of the pension liabilities, we must estimate the most appropriate discount rate to be applied. We are required to base our estimate on the interest yields earned on high quality, long-term corporate bonds. As the estimate is based on an external market variable the subjectivity of the assumption is more limited, however actual interest rates may vary outside of our control, so the funding status and charge will change over time. A decrease in the discount factor will increase the pension liabilities and may increase the charge recorded. An increase in the discount factor will decrease the pension liabilities and may decrease the charge recorded.
In calculating the present value of the pension liabilities we are also required to estimate mortality rates (or life expectancy), including an expectation of future changes in mortality rates. The Group uses actuarial advisers to select appropriate mortality rates that best reflect the Group’s pension scheme population. If the mortality tables, or our expectation of future changes in the mortality tables, differ from actual experience then we will be required to revise our estimate of the pension liabilities and may be required to adjust the pension cost.
In calculating the pension cost, we are also required to estimate the expected return to be made on the assets held within the pension funds. We have taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists. A decrease in the expected rate of return will increase the pension charge for the year. Conversely an increase in the expected rate of return will increase the pension charge for the year. If the actual returns fall below the long-term trend estimate the charge recorded in future periods will be increased. If the actual returns exceed the long-term estimate the charge recorded in future periods will be decreased.
Under US GAAP, the costs of providing these benefits are also calculated using a projected unit credit method. Although there are certain differences between the timing and method of recognition between these two approaches, the underlying assumptions are consistent.
An indication of the variability of the main assumptions applied by management over the past two years is set out below:

	2005	2004

Discount rate	5.0%	5.4%
Rate of asset returns	7.2%	7.4%
Rate of salary increases	4.2%	4.4%

A 25 basis point decrease in the estimate of the discount factor would have resulted in an approximate £1 million decrease in the pension costs. A 25 basis point decrease in the estimate of the long-term rate of return on assets would have resulted in an approximate £4 million increase in the pension costs.
(vii) Income taxes
As part of the process of preparing our financial statements, we are required to estimate the income tax in each of the jurisdictions in which we operate. This process involves an estimation of the actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the balance sheet.
Significant management judgement is required in determining the provision for income tax and the recognition of deferred tax assets and liabilities. However, the actual tax liabilities could differ from the provision. In such an event, we would be required to make an adjustment in a future period, and this could materially impact our financial position and results of operations.
We operate in numerous countries but the tax regulations in the USA and the UK have the most significant effect on income tax and deferred tax assets and liabilities, and the income tax expense. The tax regulations are highly complex and whilst we aim to ensure the estimates of tax assets and liabilities that are recorded are accurate, the process of agreeing tax liabilities with the tax authorities can take several years and there may be instances where the process of agreeing tax liabilities requires adjustments to be made to estimates previously recorded.
In the last two years the reduction that revising the initial estimates has had on the recorded charge for current taxes and the corresponding increase in profits is set out below:

	2005	2004
	£m	£m

Increase/(reduction) in current tax charge	(38)	(60)
Increase/(reduction) in deferred tax charge	96	(8)

We recognised deferred tax liabilities of £954 million at 1 January 2006 (2004: £895 million), and have recognised deferred tax assets of £123 million (2004: £17 million). There are further unrecognised deferred tax assets for losses of £62 million (2004: £115 million). These losses relate to unrelieved tax losses in certain countries. We are required to assess the likelihood of the utilisation of these losses when determining the level of deferred tax assets for losses to be recognised. We do this based on the historical performance of the businesses, the expected expiry of the losses and the forecast performance of the business. These estimates continue to be assessed annually and may change in future years, for example if a business with a history of generating tax losses begins to show evidence of creating and utilising taxable profits. In 2005, the annual assessment of the recoverability

76      Cadbury Schweppes Report & Accounts 2005

of the UK tax position resulted in the recognition of a deferred tax asset in the UK for the first time and a credit to profits of £104 million. £18 million of such unrecognised tax losses have no time limits and hence these tax losses have a greater probability of future recognition. Any change in the recognition of deferred tax assets for losses would generate an income tax benefit in the Income Statement in the year of recognition and an income tax cost in the year of utilisation.
Accounting policy changes
In 2005, we adopted International Financial Reporting Standards (IFRS). The new IFRS compliant accounting policies of the Group are detailed on pages 97 to 104. We have prepared prior year comparatives on a consistent basis. An explanation of the key differences between IFRS and UK GAAP and a quantification of the reconciling differences between the previously presented UK GAAP 2004 financial statements and the IFRS comparative financial statement for the same period are detailed in Note 40 of the financial statements.
In 2005, we early adopted Statement of Financial Accounting Standards 123(R) “Share-Based Payment (Revised 2004)” (SFAS123(R)) utilising the modified retrospective method for all periods presented. Prior to the adoption of SFAS 123(R), we applied the provisions of APB Opinion No. 25 “Accounting for Stock Issued to Employees” and related interpretations which permitted the use of the intrinsic value method to account for stock issued to employees.
Summary of significant IFRS to US GAAP differences
The significant IFRS to US GAAP differences applicable to the Group are explained in Note 42 to the Financial Statements.
The required disclosures on changes and proposed changes to US GAAP and IFRS are given in Note 42 to the Financial Statements on page 150. These disclosures cover:
US GAAP
•	SFAS 151 – Inventory costs – and amendment to ARB No. 43
•	SFAS 153 – Exchange on non-monetary assets – an amendment to APB Opinion No. 29
•	SFAS 155 – Accounting for Certain Hybrid Financial Instruments and Amendment of FASB Statements No. 133 and 140
•	EITF 05-05 – Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)

IFRS
•	IFRS 7 – Financial Instruments: Disclosures
•	IFRIC 4 – Determining whether an Arrangement contains a Lease
•	IFRIC 7 – Applying the Restatement Approach
•	Amendment to IAS 21 – The Effects of Changes in Foreign Exchange Rates
The Group is assessing the impact that the adoption of any of these changes and proposed changes to US GAAP and IFRS will have on its operations and financial position. IFRIC 5, 6, 8 and 9 are not expected to affect the Group.

Report & Accounts 2005 Cadbury Schweppes      77

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78      Cadbury Schweppes Report & Accounts 2005

Financial Record

Group Financial Record	80

US GAAP Financial Record	84

Contents	Inside Front Cover
Index	182

Glossary	Inside Back Cover

Report & Accounts 2005 Cadbury Schweppes      79

Financial Record

Group Financial Record	IFRS

		2004
	2005	(re-presented)
	£m	£m

Revenue

Revenue – Continuing operations (a)
Americas Beverages	1,781	1,686
Americas Confectionery	1,228	1,093
EMEA	2,333	2,246
Asia Pacific	1,157	1,050
Central	9	10

	6,508	6,085

Underlying Profit from Operations (profit from operations excluding non-trading items, restructuring costs, amortisation of brand intangibles and IAS 39 adjustment)
Continuing operations (a)
Americas Beverages	524	503
Americas Confectionery	172	143
EMEA	336	323
Asia Pacific	157	134
Central	(156)	(149)

	1,033	954
Restructuring costs	(72)	(140)
Amortisation and impairment of intangibles	(6)	(7)
Non-trading items	25	18
IAS 39 adjustment	23	n/a

Group Profit from Operations	1,003	825
Share of result in associates	28	22

Profit before financing and taxation	1,031	847
Financing	(188)	(205)

Profit before Taxation	843	642
Taxation	(140)	(145)
Discontinued operations – Europe Beverages	73	50
Minorities	(11)	(22)

Profit for the Period attributable to equity shareholders	765	525

(a)	Re-presented to exclude Europe Beverages from continuing operations as the segment was classified as discontinued in 2005.
80      Cadbury Schweppes Report & Accounts 2005

UK GAAP

	2003	2002	2001
	£m	£m	£m

Turnover

Turnover – Continuing operations (a)
Americas Beverages	1,814	1,982	1,904
Americas Confectionery	871	233	292
EMEA	2,117	1,787	1,650
Asia Pacific	937	738	720
Central	10	10	9

	5,749	4,750	4,575

Underlying Operating Profit (operating profit excluding operating exceptional items, goodwill/intangibles amortisation and operating profit in associates)
Continuing operations
Americas Beverages	532	585	566
Americas Confectionery	95	15	38
EMEA	308	280	233
Asia Pacific	128	114	124
Central	(131)	(115)	(101)

	932	879	860
Discontinued operations (b)	120	104	70
Exceptional restructuring costs	(184)	(53)	(53)
Other exceptional items	(40)	–	–
Goodwill/intangibles amortisation	(129)	(64)	(46)

Group Operating Profit	699	866	831
Share of Operating Profit in associates	51	58	57

Total Profit from Operations including associates	750	924	888
Profit/(loss) on sale of subsidiaries, investments and fixed assets	(5)	12	31
Net interest	(181)	(106)	(106)

Profit on ordinary activities before Taxation	564	830	813
Taxation	(173)	(255)	(241)
Minority interests	(25)	(27)	(30)

Profit for the Financial Year	366	548	542

In 2005, the Group adopted International Financial Reporting Standards (“IFRS”). The Group has prepared one year of comparative financial information in accordance with IFRS 1. The financial statements for earlier periods have not been restated and the information above represents the previously presented UK GAAP information. The main adjustments required to convert UK GAAP to IFRS in 2004 and hence the likely adjustments to convert 2001–2003 are detailed in Note 40.

(a)	Restated to comply with the new definition of turnover adopted by the Group in 2002 for the year 2001 and re-presented to exclude Europe Beverages from continuing operations.

(b)	Discontinued operations represents Europe Beverages.
Report & Accounts 2005 Cadbury Schweppes      81

Financial Record
IFRS

	2005	2004
	£m	£m

Cash Flows

Net cash from operating activities	1,090	956
Additional funding of past service pensions deficit	31	–
Net interest paid	(199)	(211)
Net capital expenditure	(261)	(259)
Net dividends paid	(257)	(257)

Free Cash Flow	404	229

Balance Sheets

Assets employed
Intangible assets and goodwill	5,648	5,757
Property, plant and equipment	1,446	1,464
Assets held for sale	945	5
Other non-current assets	567	419
Inventory and trade and other receivables	1,893	1,859
Other current assets	114	30
Cash and short-term investments	379	346

Total assets	10,992	9,880
Total current liabilities, excluding borrowings and provisions	(1,841)	(1,696)
Liabilities directly associated with assets classified as held for sale	(291)	–
Total non-current liabilities, excluding borrowings, provisions and retirement benefit obligations	(1,124)	(1,106)
Provisions	(53)	(77)
Retirement benefit obligations	(369)	(485)

	7,314	6,516

Financed by
Gross borrowings	4,279	4,216
Minority interests	27	229
Called-up share capital	260	259
Share premium account	1,135	1,098
Ordinary Shareholders’ funds	1,613	714

	7,314	6,516

Net Debt
Gross borrowings	4,279	4,216
Less: Cash and short-term investments	(379)	(346)

	3,900	3,870

82      Cadbury Schweppes Report & Accounts 2005

UK GAAP

	2003	2002	2001
Cash Flows	£m	£m	£m

Cash flow from operating activities and associates	1,063	1,109	1,139
Capital expenditure, net	(285)	(251)	(233)
Taxation, returns on investment and servicing of finance	(372)	(320)	(295)
Ordinary dividends	(234)	(223)	(214)

Free Cash Flow	172	315	397

Balance Sheets

Assets employed
Intangible assets and goodwill	5,827	3,919	3,721
Tangible fixed assets	1,633	1,351	1,209
Fixed asset investments (a)	328	319	315
Stock and debtors	1,974	1,580	1,483
Cash and short-term investments	433	472	457

Total assets	10,195	7,641	7,185
Total creditors, excluding borrowings	(2,100)	(1,793)	(1,707)
Provisions	(428)	(419)	(392)

	7,667	5,429	5,086

Financed by
Gross borrowings	4,644	2,318	2,094
Minority interests	243	266	303
Called-up share capital	258	257	256
Share premium account	1,071	1,050	1,019
Ordinary Shareholders’ funds (a)	1,451	1,538	1,414

	7,667	5,429	5,086

Net Debt
Gross borrowings	4,644	2,318	2,094
Less: Cash and short-term investments	(433)	(472)	(457)

	4,211	1,846	1,637

(a)	Restated as a consequence of the adoption of UITF 38.
Report & Accounts 2005 Cadbury Schweppes      83

Financial Record
US GAAP Financial Record
The financial statements are prepared in accordance with IFRS which differs in certain significant respects from US GAAP.
A reconciliation to US GAAP is set out in Note 42 to the Financial Statements.

	2005	2004	2003	2002	2001
	£m	£m	£m	£m	£m

Amounts in accordance with US GAAP
Revenue (a)	6,508	6,738	6,441	5,298	4,960
Operating profit from continuing operations	937	752	555	856	720
Profit for the Financial Period
– Continued operations	561	430	285	488	419
– Discontinued operations (b)	61	54	88	77	74

Basic earnings per ADR from continuing operations	1.10	0.84	0.57	0.98	0.83
Basic earnings per ADR	1.22	0.95	0.74	1.13	0.98
Diluted earnings per ADR	1.08	0.95	0.74	1.12	0.97
Dividends per ADR	0.52	0.49	0.47	0.46	0.44

Net assets	4,715	3,790	3,913	3,909	3,930
Total assets	11,969	10,939	11,880	9,081	8,691
Long-term debt	3,029	3,598	3,594	2,927	2,083
Called-up share capital	260	259	258	258	256
Share premium account	1,135	1,098	1,071	1,050	1,019
Shareholders’ funds	4,688	3,769	3,669	3,692	3,630
Number of shares outstanding (million)	2,084	2,072	2,064	2,057	2,047

Each ADR represents four ordinary shares (see page 177).

(a)	Restated to comply with new definition of revenue adopted by the Group in 2002 for comparative year 2001.
(b)	Discontinued operations represents Europe Beverages.
84     Cadbury Schweppes Report & Accounts 2005

Financial Statements

Contents	Inside Front Cover
Index	182

Glossary	Inside Back Cover

Report & Accounts 2005 Cadbury Schweppes     85

Financial Statements
Statement of Directors’ responsibilities in relation to the Financial Statements
The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.
The Directors are responsible for preparing the Annual Report and the financial statements. The Directors are required to prepare financial statements for the group in accordance with International Financial Reporting Standards (IFRS). Company law requires the Directors to prepare such financial statements in accordance with IFRS, the Companies Act 1985 and Article 4 of the IAS Regulation.
International Accounting Standard 1 requires that financial statements present fairly for each financial period the company’s financial position, financial performance and cash flows. This requires the faithful representation of the effects of transactions, other events and conditions in accordance with the definitions and recognition criteria for assets, liabilities, income and expenses set out in the International Accounting Standards Board’s ‘Framework for the preparation and Presentation of Financial Statements’. In virtually all circumstances, a fair presentation will be achieved by compliance with all applicable International Financial Reporting Standards. The Directors are also required to:
•	properly select and apply accounting policies;
•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information; and
•	provide additional disclosures when compliance with the specific requirements in IFRS is insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance.
The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the company, for safeguarding the assets, for taking reasonable steps for the prevention and detection of fraud and other irregularities and for the preparation of a directors’ report and directors’ remuneration report which comply with the requirements of the Companies Act 1985.
The Directors consider that in preparing the financial statements the Company and the Group have used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company and the Group, and which enable them to ensure that the financial statements comply with the Companies Act 1985.
The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Group and to prevent and detect fraud and other irregularities.
Auditors’ Report
Independent auditors’ report to the members of Cadbury Schweppes plc
We have audited the Group financial statements of Cadbury Schweppes plc for the 52 week period ended 1 January 2006 which comprise the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement, the Consolidated Statement of Recognised Income and Expense and the related Segmental Reporting and Notes 1 to 43. These Group financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors’ Remuneration Report that is described as having been audited.
We have reported separately on the individual Company financial statements of Cadbury Schweppes plc for the 52 week period ended 1 January 2006.
This report is made solely to the company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of Directors and auditors
The Directors’ responsibilities for preparing the Report & Accounts, the Directors’ Remuneration Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted for use in the European Union are set out in the Statement of Directors’ responsibilities.
Our responsibility is to audit the Group financial statements and the part of the Directors’ Remuneration Report described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
86     Cadbury Schweppes Report & Accounts 2005

We report to you our opinion as to whether the Group financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the Group financial statements and the part of the Directors’ Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We report to you if, in our opinion, the Directors’ Report is not consistent with the Group financial statements. We also report to you if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ transactions with the Company and other members of the Group is not disclosed.
We report to you if, in our opinion, the Company has not complied with any of the four Directors’ remuneration disclosure requirements specified for our review by the Listing Rules of the Financial Services Authority. These comprise the amount of each element in the remuneration package and information on share options, details of long term incentive schemes, and money purchase and defined benefit schemes. We give a statement, to the extent possible, of details of any non-compliance.
We review whether the corporate governance statement reflects the Company’s compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board’s statement on internal control covers all risks and controls, or form an opinion on the effectiveness of the Group’s corporate governance procedures or its risk and control procedures.
We read the Directors’ Report and the other information contained in the Report & Accounts for the above period as described in the contents section including the unaudited part of the Directors’ Remuneration Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements and the part of the Directors’ Remuneration Report described as having been audited. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.
We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements and the part of the Directors’ Remuneration Report described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements and the part of the Directors’ Remuneration Report described as having been audited.
Opinion
In our opinion:
•	the Group financial statements give a true and fair view, in accordance with IFRSs as adopted for use in the European Union, of the state of the Group’s affairs as at 1 January 2006 and of its profit for the period then ended; and
•	the Group financial statements and the part of the Directors’ Remuneration Report described as having been audited have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.
As explained in Note 1(b), the Group in addition to complying with its legal obligation to comply with IFRSs as adopted for use in the European Union, has also complied with the IFRSs as issued by the International Accounting Standards Board. Accordingly, in our opinion the financial statements give a true and fair view, in accordance with IFRSs, of the state of the Group’s affairs as at 1 January 2006 and of its profit for the period then ended.
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
13 March 2006
Report & Accounts 2005 Cadbury Schweppes     87

Financial Statements
Consolidated Income Statement for the 52 weeks ended 1 January 2006 (Note 1)

		2005		2004
Notes		£m		£m

	Continuing Operations
2	Revenue	6,508		6,085
3	Trading costs	(5,452)		(5,131)
4	Restructuring costs	(72)		(140)
15	Amortisation and impairment of intangibles	(6)		(7)
5	Non-trading items	25		18

	Profit from Operations	1,003		825

17	Share of result in associates	28		22

	Profit before Financing and Taxation	1,031		847

9	Investment revenue	42		48
10	Finance costs	(230)		(253)

	Profit before Taxation	843		642

11	Taxation	(140)		(145)

	Profit for the Period from continuing operations	703		497

32	Discontinued Operations
	Profit for the Period from discontinued operations	73		50

	Profit for the Period	776		547

	Attributable to:
	Equity holders of the parent	765		525
	Minority interests	11		22

		776		547

	Earnings per share
	From continuing and discontinued operations
13	Basic	37.3	p	25.9	p
13	Diluted	36.9	p	25.7	p

	From continuing operations
13	Basic	33.8	p	23.4	p
13	Diluted	33.4	p	23.3	p

88     Cadbury Schweppes Report & Accounts 2005

Consolidated Statement of Recognised Income and Expense for the 52 weeks ended 1 January 2006 (Note 1)

	2005	2004
	£m	£m

Currency translation differences (net of tax)	257	(122)
Actuarial gains/(losses) on post retirement employee benefits (net of tax)	56	(74)
IAS 39 transfers to income or expense	6	—

Net income/(expense) recognised directly in equity	319	(196)

Profit for the period from continuing operations	703	497
Profit for the period from discontinued operations	73	50

Total recognised income and expense for the period	1,095	351

Attributable to:
Equity holders of the parent	1,084	329
Minority interests	11	22

	1,095	351

Change in accounting policy to adopt IAS 32 and IAS 39 (see Note 41):
Equity holders of the parent	26	—

Report & Accounts 2005 Cadbury Schweppes     89

Financial Statements
Consolidated Balance Sheet at 1 January 2006 (Note 1)

		2005	2004
Notes		£m	£m

	Assets
	Non-current assets
14	Goodwill	2,299	2,352
15	Brand intangibles	3,200	3,261
15	Software intangibles	149	144
16	Property, plant and equipment	1,446	1,464
17	Investment in associates	372	324
24	Deferred tax assets	123	17
20	Trade and other receivables	70	67
18	Other investments	2	11

		7,661	7,640

	Current assets
19	Inventories	713	709
	Short-term investments	47	21
20	Trade and other receivables	1,180	1,150
	Tax recoverable	47	30
	Cash and cash equivalents	332	325
28	Derivative financial instruments	67	—

		2,386	2,235
21	Assets held for sale	945	5

	Total Assets	10,992	9,880

	Liabilities
	Current liabilities
22	Trade and other payables	(1,543)	(1,546)
	Tax payable	(237)	(150)
27	Short-term borrowings and overdrafts	(1,194)	(610)
23	Short-term provisions	(42)	(67)
27	Obligations under finance leases	(20)	(20)
28	Derivative financial instruments	(61)	—

		(3,097)	(2,393)

	Non-current liabilities
22	Trade and other payables	(32)	(27)
27	Borrowings	(3,022)	(3,520)
25	Retirement benefit obligation	(369)	(485)
	Tax payable	(138)	(184)
24	Deferred tax liabilities	(954)	(895)
23	Long-term provisions	(11)	(10)
27	Obligations under finance leases	(43)	(66)

		(4,569)	(5,187)

	Liabilities directly associated with assets classified as held for sale	(291)	—

	Total Liabilities	(7,957)	(7,580)

	Net Assets	3,035	2,300

	Equity
29	Share capital	260	259
29	Share premium account	1,135	1,098
29	Other reserves	223	(32)
29	Retained earnings	1,390	746

29	Equity attributable to equity holders of the parent	3,008	2,071

30	Minority interest	27	229

	Total Equity	3,035	2,300

On behalf of the Board

Directors:	Todd Stitzer
Ken Hanna
13 March 2006
90     Cadbury Schweppes Report & Accounts 2005

Consolidated Cash Flow Statement for the 52 weeks ended 1 January 2006 (Note 1)

		2005	2004
Notes		£m	£m

35	Net cash from operating activities	1,090	956

	Investing activities
	Interest paid	(230)	(239)
	Interest received	31	28
17	Dividends received from associates	11	8
	Proceeds on disposal of property, plant and equipment	37	26
	Purchases of property, plant and equipment	(298)	(285)

31	Acquisitions of businesses	(38)	(59)
17	Acquisitions of associates	(33)	(3)
	Net cash assumed on acquisitions	1	1
	Sale of investments, associates and subsidiary undertakings	41	11

	Acquisitions and disposals	(29)	(50)
	Net change in equity investments and money market deposits	(29)	106

	Net cash used in investing activities	(507)	(406)

	Net cash flow before financing activities	583	550

	Financing activities
	Dividends paid	(261)	(246)
	Dividends paid to minority interests	(7)	(19)
	Proceeds of finance leases	1	93
	Capital element of finance leases repaid	(21)	(24)
	Proceeds on issues of ordinary shares	37	25
	Net movement of shares held under Employee Trust	71	29
	Proceeds of new borrowings	350	610
	Borrowings repaid	(543)	(1,007)
	Repayment of non-equity minority interest	(219)	—

	Net cash used in financing activities	(592)	(539)

	Net (decrease)/increase in cash and cash equivalents	(9)	11
	Opening net cash and cash equivalents	284	275
	Effect of foreign exchange rates	4	(2)
32	Less: Net cash and cash equivalents included in discontinued operations	(3)	—

	Closing net cash and cash equivalents	276	284

Net cash and cash equivalents includes overdraft balances of £56 million (2004: £41 million).
Report & Accounts 2005 Cadbury Schweppes     91

Financial Statements
Segmental Reporting
a. Business segment analysis

	2005
				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	1,781	537	30.1	524	29.4
Americas Confectionery	1,228	153	12.4	172	14.0
EMEA	2,333	334	14.3	336	14.4
Asia Pacific	1,157	143	12.3	157	13.5
Central	9	(164)	n/a	(156)	n/a

	6,508	1,003	15.4	1,033	15.9

Share of results in associates		28

Profit before Financing and Taxation		1,031
Investment revenue		42
Finance cost		(230)

Profit before Taxation		843
Taxation		(140)
Minority interests		(11)

Profit for the Period from continuing operations		692
Discontinued operations (see Note 32(a))		73

Profit for the Period – Equity holders		765

An explanation of segment performance measures is included in Note 1(a).
b. Reconciliation of profit from operations and profit before taxation to underlying performance measure

	2005
			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	of brand	non-trading	IAS 39	performance
	performance	costs	intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

Americas Beverages	537	6	2	(20)	(1)	524
Americas Confectionery	153	21	2	—	(4)	172
EMEA	334	22	—	(5)	(15)	336
Asia Pacific	143	15	2	—	(3)	157
Central	(164)	8	—	—	—	(156)

Profit from Operations	1,003	72	6	(25)	(23)	1,033

An explanation of the reconciling items between reported and underlying performance measures is included in Note 1(y).
92     Cadbury Schweppes Report & Accounts 2005

c. Business segment analysis

	2004

				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
	£m	£m	%	£m	%

Americas Beverages	1,686	479	28.4	503	29.8
Americas Confectionery	1,093	100	9.1	143	13.1
EMEA	2,246	307	13.7	323	14.4
Asia Pacific	1,050	114	10.9	134	12.8
Central	10	(175)	n/a	(149)	n/a

	6,085	825	13.6	954	15.7

Share of results in associates		22

Profit before Financing and Taxation		847
Investment revenue		48
Finance cost		(253)

Profit before Taxation		642
Taxation		(145)
Minority interests		(22)

Profit for the Period from continuing operations		475
Discontinued operations (see Note 32(a))		50

Profit for the Period – Equity holders		525

In 2005 the Group introduced an improved allocation methodology for certain shared costs. The 2004 segmental analysis has been restated on a consistent basis.
d. Reconciliation of profit from operations and profit before taxation to underlying performance measure

	2004

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	of brand	non-trading	IAS 39	performance
	performance	costs	intangibles	items	adjustment	measure
	£m	£m	£m	£m	£m	£m

Americas Beverages	479	23	2	(1)	n/a	503
Americas Confectionery	100	41	2	—	n/a	143
EMEA	307	22	—	(6)	n/a	323
Asia Pacific	114	18	2	—	n/a	134
Central	(175)	36	1	(11)	n/a	(149)

Profit from Operations	825	140	7	(18)	n/a	954

Report & Accounts 2005 Cadbury Schweppes     93

Financial Statements
e. Business Segment Assets and Liabilities

	2005

	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets	assets	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	3,165	307	—	3,472	(1,892)	—	(1,892)
Americas Confectionery	2,592	—	—	2,592	(300)	—	(300)
EMEA	2,541	50	—	2,591	(966)	—	(966)
Asia Pacific	1,004	2	—	1,006	(415)	—	(415)
Central	—	13	377	390	—	(4,093)	(4,093)

Continuing Operations	9,302	372	377	10,051	(3,573)	(4,093)	(7,666)
Discontinued operations	911	30	—	941	(291)	—	(291)

	10,213	402	377	10,992	(3,864)	(4,093)	(7,957)

Central assets principally comprise property, plant and equipment.
f. Business Segment Assets and Liabilities

							2004

	Segment	Investment	Unallocated	Total	Segment	Unallocated	Total
	assets	in associates	assets	assets	liabilities	liabilities	liabilities
	£m	£m	£m	£m	£m	£m	£m

Americas Beverages	2,804	251	—	3,055	(1,710)	—	(1,710)
Americas Confectionery	2,242	—	—	2,242	(249)	—	(249)
EMEA	2,350	27	—	2,377	(918)	—	(918)
Asia Pacific	933	1	—	934	(454)	—	(454)
Europe Beverages	974	31	—	1,005	(269)	—	(269)
Central	—	14	253	267	—	(3,980)	(3,980)

	9,303	324	253	9,880	(3,600)	(3,980)	(7,580)

94      Cadbury Schweppes Report & Accounts 2005

g. Business Segment Share of Result in Associates

	2005	2004
	£m	£m

Profit from operations of associates
Americas Beverages	15	11
Americas Confectionery	—	—
EMEA	7	5
Asia Pacific	—	—
Central	6	6

Continuing Operations	28	22
Discontinued operations	—	(1)

	28	21

h. Other Business Segment Items

				2005

			Depreciation and
	Inter-segment		amortisation of software	Amortisation of brand
	revenue	Capital expenditure	intangibles	intangibles
	£m	£m	£m	£m

Americas Beverages	—	24	36	2
Americas Confectionery	23	73	31	2
EMEA	37	116	76	—
Asia Pacific	3	52	35	2
Central	(63)	15	7	—

Continuing Operations	—	280	185	6
Discontinued operations	—	18	22	—

	—	298	207	6

i. Other Business Segment Items

				2004

			Depreciation and
	Inter-segment		amortisation of software	Amortisation of brand
	revenue	Capital expenditure	intangibles	intangibles
	£m	£m	£m	£m

Americas Beverages	—	35	33	2
Americas Confectionery	12	72	28	2
EMEA	69	95	79	—
Asia Pacific	2	39	33	2
Central	(83)	18	19	1

Continuing Operations	—	259	192	7
Discontinued operations	—	26	23	—

	—	285	215	7

Report & Accounts 2005 Cadbury Schweppes      95

Financial Statements
j. Secondary Segment Analysis — Geographical Segments

			Segment		Capital
	Revenue		assets		expenditure

	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

United Kingdom	1,083	1,065	1,099	1,153	78	65
Euro Zone	588	602	575	1,608	49	53
United States of America	1,998	1,889	3,527	3,125	40	41
Central and Southern America	658	549	435	344	44	39
Australia	741	675	513	467	33	26
Other	1,440	1,305	3,902	3,183	54	61

Continuing operations	6,508	6,085	10,051	9,880	298	285
Discontinued operations (Euro Zone)	649	653	941

	7,157	6,738	10,992

Revenue and Profit from Operations are recorded by origin. There is no material difference between this classification and revenue and Profit from Operations by destination. See page 98 for further information regarding business segments.
The Group’s Revenue is predominantly derived from the sale of confectionery and beverage products. Group Revenue, analysed between these groups of products is set out within Note 2.
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Financial Statements
Notes to the Financial Statements
1. Nature of Operations and Accounting Policies
(a) Nature of operations and segmental results
Cadbury Schweppes plc (the “Company”) and its subsidiaries and associated undertakings (the “Group”) is an international confectionery and beverage company which sells its products in almost every country in the world. The origins of the business stretch back over 200 years. Cadbury Schweppes has a broad portfolio of well established regional and local brands which include Cadbury, Trident, Halls, Dentyne and Hollywood in the confectionery business and Dr Pepper, Seven Up, Schweppes, Snapple, Hawaiian Punch and Mott’s in the beverages business.
Significant measures used by management in assessing segmental performance include revenue, underlying profit from operations (profit from operations before restructuring costs, non-trading items, impairment and amortisation of goodwill/intangibles and IAS 39 fair value adjustments) and underlying operating margins (operating margins before restructuring costs, non-trading items, impairment and amortisation of goodwill/intangibles and IAS 39 fair value adjustments).
(b) Accounting convention
The financial statements have been prepared in accordance with the International Financial Reporting Standards, IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. The financial statements are prepared under the historical cost convention, except for the revaluation of financial instruments.
The financial statements have also been prepared in accordance with IFRSs adopted for use in the European Union and therefore comply with Article 4 of the EU IAS Regulation. At the date of authorisation of these financial statements, the following Standards and Interpretations which have not been applied in these financial statements were in issue but not yet effective:
IFRS  6 Exploration for and Evaluation of Mineral Resources
IFRS  7 Financial instruments: Disclosures; and the related amendment to IAS 1 on capital disclosures
IFRIC 4 Determining whether an Arrangement contains a Lease
IFRIC 5 Right to Interests Arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
IFRIC 6 Liabilities arising from Participating in a Specific Market — Waste Electrical and Electronic Equipment
IFRIC 7 Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies
IFRIC 8 Scope of IFRS 2
IFRIC 9 Reassessment of Embedded Derivatives
The Directors anticipate that the adoption of these Standards and Interpretations in future periods will have no material impact on the financial statements of the Group except for additional disclosures on capital and financial instruments when the relevant standards come into effect for periods commencing on or after 1 January 2007.
The disclosures required by IFRS1 “First time adoption of International Financial Reporting standards” concerning the transition form UK GAAP to IFRS are given in Note 40.
(c) Preparation of financial statements
The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
The annual financial statements are made up to the Sunday nearest to 31 December. This results periodically in a financial year of 53 weeks. The Income Statements cover the 52 weeks from 3 January 2005 to 1 January 2006 and the 53 weeks from 29 December 2003 to 2 January 2005. The balance sheets for 2005 and 2004 have been drawn up as at 1 January 2006 and 2 January 2005 respectively.
(d) Basis of consolidation
The financial statements are presented in the form of Group financial statements. The Group financial statements consolidate the accounts of the Company and the entities controlled by the Company (including all of its subsidiary entities) after eliminating internal transactions and recognising any minority interests in those entities. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain economic benefits from its activities.
Minority interests are shown as a component of equity in the balance sheet and the share of profit attributable to minority interests is shown as a component of profit for the period in the Income Statement.
Results of subsidiary undertakings acquired during the financial year are included in Group profit from the effective date of control. The separable net assets, both tangible and intangible, of newly acquired subsidiary undertakings are incorporated into the financial statements on the basis of the fair value to the Group as at the effective date of control.
Results of subsidiary undertakings disposed of during the financial year are included in Group profit up to the effective date of disposal. When the Group intends to dispose of, or classify as held for sale, a business component that represents a separate major line of business or geographical area of operations it would classify such operations as discontinued. The post tax profit or loss of the discontinued operations would be shown as a single amount on the face of the Income Statement, separate from the other results of the Group.
Report & Accounts 2005 Cadbury Schweppes      97

Financial Statements
Notes to the Financial Statements continued
1. Nature of Operations and Accounting Policies continued
(d) Basis of consolidation continued
Entities in which the Group is in a position to exercise significant influence but does not have the power to control or jointly control are associated undertakings. Joint ventures are those entities in which the Group has joint control. The results, assets and liabilities of associated undertakings and interests in joint ventures are incorporated into the Group’s financial statements using the equity method of accounting.
The Group’s share of the profit after interest and tax of associated undertakings and joint ventures is included as one line below Profit from Operations. Investment in associated undertaking and interest in joint ventures are carried in the balance sheet at cost as adjusted by post-acquisition changes in the Group’s share of the net assets of the entity. All associated undertakings have financial years that are coterminous with the Group’s, with the exception of Camelot Group plc (“Camelot”) whose financial year ends in March. The Group’s share of the profits of Camelot is based on its most recent, unaudited financial statements to 30 September.
(e) Segmental analysis
Business reportable segments
Following the disposal of Europe Beverages, the Group’s operational management structure has four business segments, each with its own leadership team. These four business segments, which are the Group’s primary reportable segments, are: Americas Beverages, Americas Confectionery, Europe Middle East and Africa (EMEA) and Asia Pacific. Americas Beverages market, produce and distribute branded soft drinks in North America. Americas Confectionery and EMEA produce and distribute confectionery products in their respective geographical markets. The Asia Pacific segment is an aggregation of the confectionery and beverages operations in the Asia Pacific region.
Regional teams manage the segments as strategic business units. They are managed separately because of the differing market conditions and consumer tastes in the different geographies, which require differing branded products and marketing strategies. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.
Secondary reportable segments
The Group presents geographical information for the following areas: UK, USA, Australia, Euro zone and Central and Southern Americas. The Euro zone segment includes all countries that currently operate the Euro and whose central bank interest rates are set by the European Central Bank. In this way all these countries have similar economic criteria e.g. low inflation, equal interest rates and identical exchange rates with other countries. As the Euro zone countries are all members of the European Union, they all have similar political conditions.
The Southern and Central Americas all operate in areas of higher than average inflation and central bank interest rates. The economies of the region are less stable than those of the developed world and have a greater than average risk of significant currency fluctuations.
Basis of allocation of costs between segments
Certain central costs are considered to relate to the operating segments where individuals have dual roles or services are provided by a Group function instead of external contractors, for example IT or legal services. These costs are recharged with a suitable mark-up and settled as other trading intercompany balances.
(f) Foreign currencies
Transaction differences arising from exchange rate variations of monetary items in trading transactions are included within profit from operations whilst those arising on financing transactions are recorded within the financing line. The functional currency of each of the Company’s subsidiaries is the local currency in which each subsidiary is located, or the US dollar where this is deemed to be the functional currency. Monetary assets and liabilities denominated in a currency other than the functional currency of each of the Company’s subsidiaries are translated into the functional currency at the rates ruling at the end of the financial year. The consolidated financial statements are prepared in pounds sterling. The balance sheets of overseas subsidiaries are translated into pounds sterling at the rates of exchange ruling at the end of the financial year. The results of overseas subsidiary undertakings for the financial year are translated into sterling at an annual average rate, calculated using the exchange rates ruling at the end of each four week accounting period.
Differences on exchange arising from the retranslation of opening balance sheets of overseas subsidiary undertakings (or date of control in the case of acquisitions during the year) to the rate ruling at the end of the financial year are taken directly to the Group’s translation reserve. In addition, the exchange differences arising from the retranslation of overseas profit and losses from average rate to closing rate are taken directly to the Group’s translation reserve. Such translation differences are recognised as income or as expense in the financial year in which the operations are disposed of.
(g) Revenue
Revenue represents the invoiced value of sales and royalties excluding inter-company sales, value added tax and sales taxes that arise as a result of the Group’s sale of branded chocolate, sugar and gum confectionery products and branded soft drinks. It is stated net of trade discounts, sales incentives, up-front payments, slotting fees and other non-discretionary payments.
Revenue is recognised when the significant risks and rewards of ownership of the goods have transferred to the buyer, the price is fixed or determinable and collection of the amount due is reasonably assured. A provision for sales returns is estimated on the basis of historical returns and is recorded so as to allocate these returns to the same period as the original revenue is recorded.
98      Cadbury Schweppes Report & Accounts 2005

(h) Research and development expenditure
Expenditure on research activities is recognised as an expense in the financial year in which it is incurred.
Development expenditure is assessed and capitalised if it meets all of the following criteria:
•	an asset is created that can be identified;

•	it is probable that the asset created will generate future economic benefits; and

•	the development cost of the asset can be measured reliably.
Capitalised development costs are amortised over their expected economic lives. Where no internally generated intangible asset can be recognised, development expenditure is recognised as an expense in the financial year in which it is incurred.
(i) Advertising costs
The Group expenses all advertising costs as incurred and no amounts are capitalised for direct response advertising.
(j) Share-based payments
The Group has previously disclosed fair values for share-based payments under US GAAP. Consequently, as permitted by the transitional provisions of IFRS 2 “Share-based Payments” the Group opted for full retrospective adoption upon transition to IFRS.
The Group issues equity settled share-based payments to certain employees. A fair value for the equity settled share awards is measured at the date of grant. Management measures the fair value using the valuation technique that they consider to be the most appropriate to value each class of award. Methods used include Binomial models, Black-Scholes calculations and Monte Carlo simulations. The valuations take into account factors such as non-transferability, exercise restrictions and behavioural considerations.
An expense is recognised to spread the fair value of each award over the vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. The estimate of the level of vesting is reviewed at least annually, with any impact on the cumulative charge being recognised immediately.
(k) Restructuring costs
The restructuring of the Group’s existing operations and the integration of acquisitions gives rise to significant incremental one-off costs. The most significant component of these restructuring costs is typically redundancy payments. The Group views Restructuring costs as costs associated with investment in future performance of the business and not part of the Group’s trading performance. These costs have a material impact on the absolute amount of and trend in the Group Profit from Operations and Operating margins. Therefore such Restructuring costs are shown as a separate line item within Profit from Operations on the face of the Income Statement. Restructuring costs are recognised when the Group has a detailed formal plan for the restructuring that has been communicated to the affected parties. A liability is recognised for unsettled Restructuring costs.
(l) Non-trading items
Cadbury Schweppes’ trade is the marketing, production and distribution of branded confectionery and beverage products. As part of its operations the Group may dispose of or recognise an impairment of subsidiaries, associates, investments, brands and significant fixed assets that do not meet the requirements to be separately disclosed outside of continuing operations. These discrete activities form part of the Group’s operating activities and are reported in arriving at the Group’s Profit from Operations, however management does not consider these items to be part of its trading activities. The gains and losses on these discrete items can be significant and can give rise to gains or losses in different reporting periods. Consequently, these items can have a material impact on the absolute amount of and trend in the Group Profit from Operations and Operating margins. Therefore any gains and losses on these non-trading items are shown as a separate line item within Profit from Operations on the face of the income statement.
(m) Earnings per Ordinary Share
Basic Earnings per Ordinary Share (EPS) is calculated by dividing the Profit for the Period attributable to Equity holders of the parent by the weighted average number of shares in issue during the year. Diluted EPS is calculated by dividing the Profit for the Period attributable to Equity holders of the parent by the weighted average number of shares in issue during the year increased by the effects of all dilutive potential ordinary shares (primarily share options).
Underlying EPS represents Basic EPS, adjusted in order to exclude amortisaton and impairments of brand intangibles, restructuring costs, non-trading items, the IAS 39 fair value adjustment and tax items as described in Note 1(j).
(n) Goodwill
Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group’s interest in the fair value of the identifiable assets and liabilities of the acquired entity at the date of the acquisition. Goodwill is recognised as an asset and assessed for impairment at least annually. Where applicable the asset is treated as a foreign currency item and restated at each year end. Where an impairment test is performed on goodwill, a discounted cash flow analysis is carried out based on the cash flows of the cash-generating unit (CGU) and comparing the carrying value of assets of the CGU with their recoverable amount. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. Any impairment is recognised immediately in the Income Statement.
Report & Accounts 2005 Cadbury Schweppes      99

Financial Statements
Notes to the Financial Statements continued
1. Nature of Operations and Accounting Policies continued
(n) Goodwill continued
Upon disposal of a subsidiary, associate or joint venture the attributable goodwill is included in the calculation of the profit or loss on disposal. Goodwill written off to reserves under UK GAAP prior to 1998 has not been reinstated and is not included in determining any subsequent profit or loss on disposal.
(o) Brand Intangibles
The main economic and competitive assets of the Group are its brands, including the “Cadbury” and “Schweppes” brands, which are not on the balance sheet as these are internally generated. The Group carries assets in the balance sheet only for major brands that have been acquired since 1986. Acquired brand values are calculated based on the Group’s valuation methodology, which is based on valuations of discounted cash flows. Other intangible assets are treated as local currency assets and are retranslated to the exchange rate in effect at the end of the financial year. Where the Group licenses the use of a brand then there is no value recognised in the Group’s accounts.
No amortisation is charged on over 99% of brand intangibles, as the Group believes that the value of these brands is maintained indefinitely. The factors that result in the durability of brands capitalised is that there are no material legal, regulatory, contractual, competitive, economic or other factors that limit the useful life of these intangibles. Furthermore:
•	The Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports these brands through spending on consumer marketing across the business and through significant investment in promotional support. The brands capitalised are expected to be in longstanding and profitable market sectors.
•	The likelihood that market based factors could truncate a brand’s life is relatively remote because of the size, diversification and market share of the brands in question.
•	The Group owns the trademark for all brands valued on the balance sheet and renews these for nominal cost at regular intervals. The Group has never experienced problems with such renewals.
Where a brand’s life is not deemed to be indefinite it is written off over its expected useful life on a straight-line basis.
The Group carries out an impairment review of its tangible and intangible assets when a change in circumstances or situation indicates that those assets may have suffered an impairment loss. Intangible assets with indefinite useful lives are tested for impairment annually and whenever there is an indication that the asset may be impaired. Impairment is measured by comparing the carrying amount of a fixed asset or of a cash-generating unit with the ‘recoverable amount’, that is the higher of its fair value less costs to sell and its ‘value in use’. ‘Value in use’ is calculated by discounting the expected future cash flows, using a discount rate based on an estimate of the rate that the market would expect on an investment of comparable risk.
(p) Software Intangibles
Where computer software is not an integral part of a related item of computer hardware, the software is treated as an intangible asset. Capitalised internal-use software costs include external direct costs of materials and services consumed in developing or obtaining the software, and payroll and payroll-related costs for employees who are directly associated with and who devote substantial time to the project. Capitalisation of these costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose. These costs are amortised over their expected useful life on a straight-line basis, with the lives reviewed annually.
(q) Property, plant and equipment and leases
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses. Under UK GAAP, certain assets were revalued in 1995 and the depreciated revalued amount has been treated as deemed cost on transition to IFRS.
Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7% — 10%
Vehicles	12.5% — 20%
Office equipment	10% — 20%
Computer hardware	12.5% — 33%
Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease.
In specific cases different depreciation rates are used e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.
Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Group (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. For property leases, the land and buildings elements are treated separately to determine the appropriate lease classification. Depreciation on assets held under finance leases
100      Cadbury Schweppes Report & Accounts 2005

is charged to the income statement on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the income statement as a financing charge. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the Income Statement.
(r) Inventories
Inventories are recorded at the lower of average cost and estimated net realisable value. Cost comprises direct material and labour costs together with the relevant factory overheads (including depreciation) on the basis of normal activity levels. Amounts are removed from inventory based on the average value of the items of inventory removed.
(s) Cash and cash equivalents
Cash and cash equivalents comprise cash on hand and demand deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value.
(t) Assets held for sale and discontinued operations
Assets classified as held for sale are measured at the lower of carrying value and fair value less costs to sell.
Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and expected to be completed within one year from classification and the asset is available for immediate sale in its present condition.
Disposal groups are classified as discontinued operations where they represent a major line of business or geographical area of operations. The income statement for the comparative period has been re-presented to show the discontinued operations separate from the continuing operations.
(u) Taxation
The tax charge for the year includes the charge for tax currently payable and deferred taxation. The current tax charge represents the estimated amount due that arises from the operations of the Group in the financial year and after making adjustments to estimates in respect of prior years.
Deferred tax is recognised in respect of all differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, except where the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
Deferred tax liabilities are recognised where the carrying value of an asset is greater than its associated tax basis or where the carrying value of a liability is less than its associated tax basis. Deferred tax is provided for any differences that exist between the tax base and accounting base of brand intangibles arising from a business combination.
A deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the deductible temporary difference can be utilised.
The Group is able to control the timing of dividends from its subsidiaries and hence does not expect to remit overseas earnings in the foreseeable future in a way that would result in a charge to taxable profit. Hence deferred tax is recognised in respect of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary. Deferred tax is recognised for unremitted overseas earnings on its associates and interests in joint ventures.
Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted, by the balance sheet date. Deferred tax is measured on a non-discounted basis.
(v) Pensions and other post-retirement benefits
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short term asset or liability. Payments to state-managed retirement benefit schemes where the Group’s obligations are equivalent to those arising in a defined contribution retirement benefit scheme are treated in the same manner.
For defined benefit retirement schemes, the cost of providing the benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent the benefits are vested, and otherwise are amortised straight line over the average period until the benefits become vested. The current service cost and the recognised element of any past service cost are presented within Profit from Operations. The expected return on plan assets less the interest arising on the pension liabilities is presented within Financing. Actuarial gains and losses are recognised in full in the period in which they occur, outside of profit and loss and presented in the Statement of Recognised Income and Expense. The expected return on plan assets reflects the estimate made by management of the long-term yields that will arise from the specific assets held within the pension plan.
Report & Accounts 2005 Cadbury Schweppes       101

Financial Statements
Notes to the Financial Statements continued
1. Nature of Operations and Accounting Policies continued
(v) Pensions and other post-retirement benefits continued
The retirement benefit obligation recognised in the balance sheet represents the present value of the defined benefit obligation as adjusted for unrecognised past service cost and the fair value of any relevant scheme assets. Where a deep market for corporate bonds exists the discount rate applied in arriving at the present value represents yields on high quality corporate bonds in a similar economic environment with lives similar to the maturity of the pension liabilities. In the absence of a deep market for such corporate bonds a government bond yield is used. Any net assets resulting from this calculation are limited to the extent of any past service cost, plus the present value of available refunds and reductions in future contributions to the plan.
(w) Financial Instruments
Following the adoption of IAS 39 from 3 January 2005 the following are the Group’s accounting policies for financial instruments. The comparatives have not been restated for the adoption of the above standards as permitted by IFRS 1 but are presented in accordance with the accounting policies detailed in 1(x).
Recognition
Financial assets and financial liabilities are recognised on the Group’s balance sheet when the Group becomes party to the contractual provisions of the instrument on a trade date basis.
Derivative Financial Instruments
The Group manages exposures using hedging instruments that provide the appropriate economic outcome. The Group’s policy will be to apply hedge accounting to hedging relationships where it is both permissible under IAS 39, practical to do so and its application reduces volatility, but transactions that may be effective hedges in economic terms may not always qualify for hedge accounting under IAS 39. Due to the nature of many of the Group’s hedging and derivative instruments it is unlikely that hedge accounting will be adopted for these hedging relationships. Consequently, movements in the fair value of derivative instruments will be immediately recognised in the income statement and may lead to increased volatility. The Group will separately disclose the impact of such volatility.
The Group is exposed to a number of different market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These exposures fall into two main categories:
Transactional exposures
The Group is exposed to changes in prices of its raw materials, certain of which are subject to potential short and long term fluctuations. In respect of such commodities the Group enters into forward and future contracts in order to provide a stable cost base for marketing finished products. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the Income Statement as the cash flows relating to the underlying transactions are incurred.
The Group has transactional currency exposures arising from its international trade. The Group also enters into certain contracts for the physical delivery of raw materials which may implicitly contain a transactional currency exposure, an “embedded derivative”. The Group’s policy is to take forward cover for all forecasted receipts and payments (including inter-company transactions) for as far in advance as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures. In principle these derivatives may qualify as “cash flow hedges” of future forecast transactions. To the extent that the hedge is deemed effective, the movement in the fair value of the derivative would be deferred in equity and released to the Income Statement as the cash flows relating to the underlying transactions are incurred.
Treasury hedging
Interest rate swaps, cross currency interest rate swaps and forward rate agreements are used to convert fixed rate borrowings to floating rate borrowings. In principle, these derivatives would qualify as “fair value hedges” of the underlying borrowings. To the extent that the hedge is deemed effective, the carrying value of the borrowings would be adjusted for changes in their fair value attributable to changes in interest rates through the Income Statement. There would also be an adjustment to the income statement for the movement in fair value of the hedging instrument that would offset, to the extent that the hedge is effective, the movement in the carrying value of the underlying borrowings.
Interest rate swaps and forward rate agreements are used to convert a proportion of floating rate borrowings to fixed rate. In principle, these transactions would qualify as “cash flow hedges” of floating rate borrowings. To the extent that the hedge is deemed effective the movement in the fair value of the derivative would be deferred in equity and released to the income statement as the cash flows relating to the underlying borrowing are incurred. However, where these transactions hedge another derivative (e.g. fixed to floating rate interest rate swap), they would not qualify for hedge accounting under IAS 39 because the risk being hedged is a risk created by the use of derivatives.
102      Cadbury Schweppes Report & Accounts 2005

Forward currency contracts and currency swaps are used to convert the currency of floating rate borrowings. In principle, the majority of these derivatives would qualify as “net investment hedges” of the exchange exposure on our net investment in foreign operations. To the extent that the hedge is deemed effective, the gains or losses on fair valuation of the hedging instruments would be deferred in equity, where they would at least partially offset the gain or loss on retranslation of the net investment in the foreign operations, and be recycled to the Income Statement only on disposal of the foreign operation to which it relates.
Where it is neither practical nor permissible to apply hedge accounting to the Group’s derivative instruments, the movements in the fair value of these derivative instruments will be immediately recognised in the Income Statement within financing.
Trade receivables
Trade receivables are measured at initial recognition at fair value, and are subsequently measured at amortised cost using the effective interest rate method. Appropriate allowances for estimated, irrecoverable amounts are recognised in profit or loss when there is objective evidence that the asset is impaired. The allowance recognised is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the effective interest rate computed at initial recognition.
Trade payables
Trade payables are initially measured at fair value, and are subsequently measured at amortised cost, using the effective interest rate method.
Borrowings
Borrowings are initially recognised at fair value plus any transaction costs associated with the issue of the relevant financial liability. Subsequent to initial measurement, borrowings are measured at amortised cost with the borrowing costs being accounted for on an accrual basis in profit and loss using the effective interest method. At the balance sheet date accrued interest is recorded separately from the associated borrowings within current liabilities.
(x) Group’s accounting policies for financial instruments prior to adoption of IAS 39
The Group uses derivative financial instruments to reduce exposure to foreign exchange risk, interest rate movements and movement in raw material costs.
To qualify as a hedge, a financial instrument must be related to actual assets or liabilities or to a firm commitment or anticipated transaction. Gains and losses on hedges of existing assets or liabilities are included in the carrying amount of those assets or liabilities and are ultimately recognised in the profit and loss as part of those carrying amounts. Gains and losses on qualifying hedges of firm commitments or anticipated transactions are also deferred and are recognised in the profit and loss account or as adjustments of carrying amounts when the hedged transaction occurs.
Gains and losses on financial instruments that do not qualify as hedges are recognised as other income or expense. If a financial instrument ceases to be a hedge, for example because the underlying hedged position is eliminated, the instrument is marked to market and any gains or losses recognised as other income or expense.
Debt instruments
Debt is initially stated at the amount of the net proceeds after deduction of issue costs. The carrying amount is increased by the finance cost in respect of the accounting period and reduced by payments made in the period.
(y) Management performance measures
Cadbury Schweppes believes that Underlying Profit from Operations, Underlying Profit before Tax, Underlying Earnings and Underlying Earnings per Share provide additional useful information on underlying trends to shareholders. These measures are used by Cadbury Schweppes management for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS or US GAAP, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to, GAAP measurements of profit. As the Group has chosen to present an alternative Earnings per Share measure a reconciliation of this alternative measure to the statutory measure required by IFRS is given in Note 13.
The principal adjustments made to reported profit are summarised below:
•	Restructuring costs — the costs incurred by the Group in implementing the Fuel for Growth programme and integrating acquired businesses are classified as Restructuring. These are programmes involving significant one-off incremental costs. The Group views Restructuring as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;
•	Impairment and Amortisation of brand intangibles — under IFRS, the Group continues to amortise certain short-life brand intangibles. This amortisation, or any impairment charge, is not considered to be reflective of the underlying trading of the Group;
•	Non trading items — whilst the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group Profit from Operations and operating margins. Any gains and losses on these non-trading items are therefore excluded on any such gains or losses in arriving at its Underlying Profit from Operations; and
Report & Accounts 2005 Cadbury Schweppes      103

Financial Statements
Notes to the Financial Statements continued
1. Nature of Operations and Accounting Policies continued
(y) Management performance measures continued
•	IAS 39 adjustments — fair value accounting — under IAS 39, the Group seeks to apply hedge accounting to hedge relationships(principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of its hedging arrangements, in a number of circumstances, the Group is unable to obtain hedge accounting. The Group continues, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities purchased by the Group, the exchange rates applying to the foreign currency transactions entered into by the Group and the interest rate applying to the Group’s debt. These arrangements result in fixed and determined cash flows. The Group believes that these arrangements remain effective, economic and commercial hedges.

The effect of not applying hedge accounting under IAS 39 means that the reported Profit from Operations reflects the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid by the Group at the predetermined rate of exchange and commodity price. In addition, the movement in the fair value in the period of open contracts is recognised in the Financing charge for the period. Whilst the impacts described above could be highly volatile depending on movements in exchange rates, interest yields or commodity prices, this volatility will not be reflected in the cash flows of the Group, which will be determined by the fixed or hedged rate. The volatility introduced as a result of not applying hedge accounting under IAS 39 has been excluded to reflect the cash flows that occur under the Group’s hedging arrangements.

•	Tax adjustments — In order to provide comparable earnings information the tax impact of the above items are also excluded in arriving at underlying earnings. In addition, from time to time, there may be tax items that as a consequence of their size and nature are excluded from underlying earnings. In 2005, we recognised a net deferred tax asset in the UK for the first time, which has resulted in a £104 million credit to the current year taxation charge. In addition, an intra-Group transfer of certain non-tax deductible intellectual property rights undertaken in anticipation of the disposal of Europe Beverages has resulted in the recognition of an £11 million tax credit in arriving at the profit for the period from discontinued operations. As a consequence of their size and one-off nature, these amounts have been excluded from the underlying earnings of the Group.
2. Revenue
An analysis of the Group’s revenue is as follows:

	2005	2004
	£m	£m

Continuing operations
Sale of goods — Confectionery	4,261	3,968
— Beverages	2,238	2,107
Rendering of services[1]	9	10

	6,508	6,085
Investment revenue (note 9)	42	48
Discontinued operations (note 32)	649	653

	7,199	6,786

[1]	Rendering of services relates to research and development work performed and invoiced to third parties by the Company’s S&T facilities.
104      Cadbury Schweppes Report & Accounts 2005

3. Trading Costs
(a) Trading costs analysis:

	2005	2004
	£m	£m

Cost of sales	3,091	2,571
Distribution costs	435	369
Marketing and selling costs	683	667
Administrative expenses	1,243	1,524

	5,452	5,131

Cost of sales represents those costs directly related to preparation of finished goods (including ingredients, labour, utility costs and the depreciation costs that arise on manufacturing assets). Distribution costs includes the cost of storing products and transporting it to customers. Marketing and selling costs is made up of the cost of brand support through direct advertising, and promotional marketing and the costs of supporting the sales and marketing effort. Administrative expenses include the cost of information technology, research and development and other back office functions.
We view Restructuring costs as costs associated with investment in the future performance of our business and not part of the underlying performance trends of the business. Hence these Restructuring costs are separately disclosed in arriving at Profit from Operations. We also separately disclose amortisation of brand intangibles in arriving at Profit from Operations. We consider these costs to be administrative in nature.
(b) Gross profit analysis:

	2005	2004
	£m	£m

Revenue	6,508	6,085
Cost of sales	(3,091)	(2,571)

Gross profit	3,417	3,514

During 2005 the Group has moved to full absorption costing, as a consequence certain costs previously recorded as distribution costs and administrative expenses are recorded as cost of sales.
4. Restructuring Costs
During 2005, the continuing Group incurred £72 million (2004: £140 million) of Restructuring costs. These have been incurred as part of the four year Fuel for Growth programme, which commenced in 2003.

	2005	2004
	£m	£m

Integrating the Adams acquisition	16	55
Other Fuel for Growth projects in the base business	56	54

Total for Fuel for Growth	72	109
Write down of IT asset	—	31

	72	140

Of this total charge of £72 million (2004: £140 million), £38 million (2004: £42 million) was redundancy related and £18 million related to external consulting costs (2004: £36 million). The remaining costs consisted of asset write offs, site closure costs, relocation costs and distribution termination payments. The analysis of these costs by region is shown below:

	2005	2004
	£m	£m

Americas Beverages	6	23
Americas Confectionery	21	41
EMEA	22	22
Asia Pacific	15	18
Central	8	36

	72	140

Report & Accounts 2005 Cadbury Schweppes      105

Financial Statements
Notes to the Financial Statements continued
5. Non-trading items

	2005	2004
	£m	£m

Profit on disposal of subsidiaries and brands	19	20
Profit on disposal of investments	4	—
Profit/(loss) on disposal of land and buildings	2	(2)

	25	18

The profit on disposal of subsidiaries and brands in the year relates primarily to the £20 million profit on disposal of the Holland House brand in Americas Beverages offset by a loss of £1 million on the completion of the disposal of the Group’s German confectionery business. Cash consideration in respect of these disposals amounted to £41 million. The disposal in 2004 relates to the sale of the South African food division and the release of provisions related to disposals in earlier years for which the obligation period has lapsed. Cash consideration in respect of these disposals amounted to £11 million.
6. Profit from Operations
Profit from operations for Continuing operations is after charging:

	2005	2004
	£m	£m

Research and product innovation	67	58
Depreciation of property, plant & equipment — owned assets	162	163
— under finance leases	12	9
Amortisation of brand intangibles	6	7
Amortisation of software intangibles	19	21
Maintenance and repairs	83	78
Advertising and promotional marketing	683	667
Impairment of trade receivables	5	11

Analysis of Profit from Operations for discontinued operations is given in note 32(c).
Auditors’ remuneration

	2005	2004
	£m	£m

Audit services	5.0	4.2
Further assurance/audit related services	1.1	0.5
Tax services	1.1	1.1
Other services	0.3	—

Continuing and discontinued operations	7.5	5.8
Less: auditors remuneration for discontinued operations (note 32(c))	(0.5)	(0.5)

	7.0	5.3

Further assurance services primarily relate to audit of the adoption of IFRS, work in connection with the disposal of the Europe Beverages business, the half year review and shareholder/debt circular work.
The nature of tax services comprises corporation tax advice and compliance services and amounts payable in relation to advice and compliance services on personal tax for expatriates.
Amounts payable to Deloitte & Touche LLP (the auditor) and their associates by the Company and its UK subsidiary undertakings included above in respect of non-audit services were £2.1 million (2004: £1.3 million).
The policy for approval of non-audit fees is set out on page 37. In addition to the above the Group engages other accounting firms to perform certain non-audit services. Total amounts paid to other accounting firms in 2005 were £7.6 million (2004: £2.6 million) principally in relation to the disposal of Europe Beverages.
106      Cadbury Schweppes Report & Accounts 2005

7. Employees and Emoluments

	2005	2004
	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	1,009	985
Social security costs	116	115
Share based payments (see Note 26)	37	38
Post retirement benefit costs (see Note 25)	80	85

Continuing operations	1,242	1,223

	2005	2004

Average employee headcount:
Americas Beverages	6,605	6,774
Americas Confectionery	14,175	14,002
EMEA	21,660	21,549
Asia Pacific	12,624	12,436
Central	769	662

Continuing operations	55,833	55,423

Emoluments of employees of discontinued operations totalled £95 million (2004: £102 million), giving a total for the Group of £1,337 million (2004: £1,278 million). The average employee headcount of discontinued operations totalled 2,748 (2004: 3,019), giving a total for the Group of 58,581 (2004: 58,442). Further details of discontinued operations are included in Note 32(b).
8. Directors’ Remuneration

The information required by the Companies Act 1985 and the Listing Rules of the Financial Services Authority is contained on pages 41 to 56 in the Directors’ Remuneration Report.
9. Investment Revenue

	2005	2004
	£m	£m

Interest on bank deposits	31	39
Post retirement employee benefits	11	9

Investment revenue	42	48

10. Finance Costs

	2005	2004
	£m	£m

Bank and other loans not wholly repayable within five years	27	42
Bank and other loans wholly repayable within five years	139	185
Commercial paper	18	21
Finance leases	5	4
Bank overdrafts and other short-term borrowings	31	1
Interest paid on interest rate derivatives	163	n/a
Interest received on interest rate derivatives	(153)	n/a
Fair value movements arising on derivatives not in a designated hedge accounting relationship:
Losses	(52)	n/a
Gains	52	n/a

Finance costs	230	253

Report & Accounts 2005 Cadbury Schweppes      107

Financial Statements
Notes to the Financial Statements continued
11. Taxation

	2005	2004
Analysis of charge in period	£m	£m

Current tax — continuing operations:
- UK	(6)	3
- Overseas	(218)	(147)
- Adjustment in respect of prior year	38	60

	(186)	(84)

Deferred tax — continuing operations:
- UK	(13)	(21)
- Overseas	(37)	(32)
- Adjustment in respect of prior year	(8)	(8)
- Recognition of UK deferred tax asset	104	—

	46	(61)

Taxation — continuing operations	(140)	(145)

In 2005 the recognition of a net deferred tax asset in the UK is now appropriate. This has given rise to a £104 million credit to the tax charge, as an adjustment in respect of prior years. UK tax is calculated at 30 per cent (2004: 30 per cent) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.
In addition to the amounts recorded in the Income Statement, a deferred tax charge relating to post-retirement benefits and share awards totalling £17 million were recognised directly in equity.
The charge for the year can be reconciled to the profit per the income statement as follows:

	2005	2004
	%	%

Tax at the UK corporation rate	30.0	30.0
Tax effect of share of results of associates	(1.1)	(1.1)
Tax effect of expenses that are not deductible in determining taxable profit	2.3	1.9
Tax effect of income not taxable	(2.9)	—
Tax effect of prior period adjustments	(3.6)	(8.1)
Tax effect of recognition of UK deferred tax asset	(12.3)	—
Effect of different tax rates of subsidiaries operating in other jurisdictions	2.2	0.7
Other tax effects	2.0	(0.8)

Effective tax rate for the year for continuing operations	16.6	22.6

For details of taxation and the effective tax rate for discontinued operations see note 32(d).
12. Dividends

	2005	2004
	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior year of 8.70p (2004: 8.35p) per share	178	169
Interim dividend for the year of 4.00p (2004: 3.80p) per share	82	78

	260	247

At the year-end date the final dividend had not been approved by the shareholders at the AGM and as such is not included as a liability. A final dividend for the year ended 1 January 2006 of 9.00 pence per share has been proposed, equivalent to a cash payment of approximately £186 million.
108      Cadbury Schweppes Report & Accounts 2005

13. Earnings per share
 (i) Basic EPS
An explanation of the use of an alternative EPS measure is given in Note 1(y). The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings		EPS	Earnings	EPS
	2005		2005	2004	2004
	£m		pence	£m	pence

Reported	765		37.3	525	25.9

Restructuring costs	86		4.2	166	8.2
Amortisation of brand intangibles	6		0.3	7	0.3
Non-trading items	(16)	*	(0.8)	(19)	(0.9)
IAS 39 adjustment — fair value accounting	(23)		(1.1)	—	—
Effect of tax on above items	(18	)#	(0.9)	(57)	(2.8)
Recognition of UK deferred tax asset	(104)		(5.1)	—	—

Underlying	696		33.9	622	30.7

*	Includes £9 million relating to Europe Beverages disposal costs (see Note 32(a)).
#	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands.
(ii) Diluted EPS
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying EPS are set out below:

	2005	2004
	pence	pence

Diluted Reported — Continuing and Discontinued	36.9	25.7
Diluted Underlying — Continuing and Discontinued	33.5	30.5

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2005	2004
	million	million

Average shares used in Basic EPS calculation	2,051	2,027
Dilutive share options outstanding	23	14

Shares used in Diluted EPS calculation	2,074	2,041

Share options not included in the Diluted EPS calculation because they were non-dilutive in the period totalled 1 million in 2005 (2004: 35 million), as the exercise price of these share options was above the average share price for the relevant year.
(iii) Continuing EPS
The reconciliation between Reported Continuing and Underlying Continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2005	2005	2004	2004
	£m	pence	£m	pence

Reported — Continuing operations	692	33.8	475	23.4

Restructuring costs	72	3.5	140	6.9
Amortisation of brand intangibles	6	0.3	7	0.3
Non-trading items	(25)	(1.2)	(18)	(0.8)
IAS 39 adjustment — fair value accounting	(23)	(1.1)	n/a	n/a
Effect of tax on above items	(3)	(0.2)	(48)	(2.4)
Recognition of UK deferred tax asset	(104)	(5.1)	—	—

Underlying — Continuing operations	615	30.0	556	27.4

Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and underlying earnings from continuing operations are set out below:

	2005	2004
	pence	pence

Diluted Reported — Continuing Operations	33.4	23.3
Diluted Underlying- Continuing Operations	29.7	27.3

EPS information for Discontinued Operations is presented in Note 32(g).
Report & Accounts 2005 Cadbury Schweppes      109

Financial Statements
Notes to the Financial Statements continued
14. Goodwill

£m

Cost and carrying amount
At 29 December 2003	2,384
Exchange differences	(89)
Recognised on acquisition of a subsidiary	51
Transfers arising on finalisation of purchase accounting	6

At 2 January 2005	2,352
Exchange differences	191
Recognised on acquisition of a subsidiary	6
Transferred to discontinued operation	(230)
Derecognised on disposal	(20)

At 1 January 2006	2,299

In 2005, goodwill recognised on acquisition of subsidiaries includes £7 million arising from recognising deferred tax on the acquired brand intangibles.
The Group tests goodwill annually for impairment, or more frequently if there are indications that goodwill might be impaired. The recoverable amounts of the cash generating units (CGUs) are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the CGUs. The growth rates are based on industry growth forecasts. Changes in selling price and direct costs are based on past practices and expectations of future changes in the market.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market. This rate does not exceed the average long-term growth rate for the relevant markets.
The carrying amounts of significant goodwill by cash generating unit are as follows:

	2005	2004
	£m	£m

North America Beverages	525	470
USA and Canadian Confectionery	878	784
MECCA Confectionery	287	244
Western Europe Confectionery	227	255

The North America Beverages goodwill arose principally on the acquisition of DPSU, Snapple and Motts. The USA and Canadian Confectionery and MECCA Confectionery arose principally from the Adams acquisition in 2003. The Western Europe confectionery goodwill arose from a combination of the acquisition of Dandy, Adams and other smaller transactions.
110      Cadbury Schweppes Report & Accounts 2005

15. Other intangible assets

	Brand
	intangibles	Software
	£m	£m

Cost
At 29 December 2003	3,446	185
Exchange differences	(175)	(3)
Additions	—	22
Write-off	—	(31)

At 2 January 2005	3,271	173
Exchange differences	290	7
Recognised on acquisition of a subsidiary	25	—
Additions	—	19
Transfers to discontinued operations	(370)	(5)

At 1 January 2006	3,216	194

Amortisation
At 29 December 2003	(3)	(8)
Charge for the year	(7)	(21)

At 2 January 2005	(10)	(29)
Charge for the year	(6)	(19)
Transfers to discontinued operations	—	3

At 1 January 2006	(16)	(45)

Carrying amount
At 2 January 2005	3,261	144
At 1 January 2006	3,200	149

The Group does not amortise over 99% of its brands by value. In arriving at the conclusion that a brand has an indefinite life, management considers the fact that the Group is a brands business and expects to acquire, hold and support brands for an indefinite period. The Group supports its brands through spending on consumer marketing and through significant investment in promotional support, which is deducted in arriving at Revenue. The amortisation period for software intangibles is 8 years.
The Group tests indefinite life brand intangibles annually for impairment, or more frequently if there are indications that they might be impaired. The recoverable amounts of the brand intangibles are determined from value in use calculations. The key assumptions for the value in use calculations are those regarding discount rates, growth rates and expected changes to selling prices and direct costs during the period. Management estimates discount rates using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the brand intangibles. The growth rates are based on industry growth forecasts. Changes in selling price and direct costs are based on past practices and expectations of future changes in the market.
The Group prepares cash flow forecasts derived from the most recent financial budgets approved by management for the next four years and extrapolates cash flows for no more than five years, using a steady growth rate applicable to the relevant market. This rate does not exceed the average long-term growth rate for the relevant markets.
Significant intangible assets details

		Carrying	Remaining
		amount	amortisation
	Description	£m	period

Brand intangibles
Dr Pepper/Seven Up	Carbonated soft drink	1,047	Indefinite life
Snapple	Non-carbonated soft drink	431	Indefinite life
Hawaiian Punch	Non-carbonated soft drink	120	Indefinite life
Halls	Sugar product	357	Indefinite life
Trident	Gum	250	Indefinite life
Dentyne	Gum	141	Indefinite life

Report & Accounts 2005 Cadbury Schweppes      111

Financial Statements
Notes to the Financial Statements continued
16. Property, plant and equipment
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost
At 29 December 2003	558	2,253	43	2,854
Exchange rate adjustments	(1)	(37)	(3)	(41)
Additions	9	120	141	270
Additions on acquisition of a subsidiary	2	—	—	2
Transfers on completion	6	87	(93)	—
Disposals	(12)	(198)	(1)	(211)

At 2 January 2005	562	2,225	87	2,874
Exchange rate adjustments	43	88	12	143
Additions	14	95	181	290
Transfers on completion	31	67	(98)	—
Transfers to assets held for sale	(7)	—	(3)	(10)
Transfers to discontinued operations	(63)	(113)	(4)	(180)
Disposals	(14)	(119)	(2)	(135)

At 1 January 2006	566	2,243	173	2,982

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Accumulated depreciation
At 29 December 2003	(83)	(1,324)	—	(1,407)
Exchange rate adjustments	1	23	—	24
Depreciation for the year	(17)	(178)	—	(195)
Disposals	1	167	—	168

At 2 January 2005	(98)	(1,312)	—	(1,410)
Exchange rate adjustments	(15)	(52)	—	(67)
Depreciation for the year	(18)	(170)	—	(188)
Transfers to assets held for sale	4	—	—	4
Transfers to discontinued operations	5	22	—	27
Disposals	1	97	—	98

At 1 January 2006	(121)	(1,415)	—	(1,536)

Carrying amount
At 2 January 2005	464	913	87	1,464
At 1 January 2006	445	828	173	1,446

The value of land not depreciated is £94 million in the continuing Group, £112 million in the total Group (2004: £112 million).
(b) Finance leases
The net book value of plant and equipment held under finance leases is made up as follows:

	2005	2004
	£m	£m

Cost	228	227
Less: accumulated depreciation	(172)	(155)

	56	72

112      Cadbury Schweppes Report & Accounts 2005

(c) Analysis of land and buildings

	2005	2004
	£m	£m

Analysis of net book value
Freehold	394	436
Long leasehold	33	19
Short leasehold	18	14

	445	469

(d) Capital commitments
Commitments for capital expenditure contracted for but not provided in the Group financial statements at the end of the year for the continuing group were £14 million (2004: £15 million), discontinued operations £nil (2004: £nil).
17. Investment in associates
(a) Analysis of components

	2005	2004
	£m	£m

Shares in associated undertakings
– Listed	50	27
– Unlisted	185	164

Total net book value of associates	235	191
Loans to associated undertakings	137	133

	372	324

The fair value of shares in listed associated undertakings is £136 million (2004: £107 million). The tax liability on disposal of our listed overseas investments in associates would be £nil.
Details of the principal associated undertakings are set out in Note 36.
(b) Analysis of movements in associated undertakings

			Loans to
	Listed	Unlisted	Associates	Total
	£m	£m	£m	£m

Cost/carrying value at 2 January 2005	16	96	133	245
Exchange rate adjustments	1	6	14	21
Transfer to discontinued operations	—	(11)	(10)	(21)
Additions	17	16	—	33

Cost/carrying value at 1 January 2006	34	107	137	278

Share of reserves at 2 January 2005	11	68	—	79
Exchange rate adjustments	2	15	—	17
Share of profit from operations	10	47	—	57
Share of interest	(2)	(14)	—	(16)
Share of taxation	(2)	(11)	—	(13)
Dividends received	(3)	(8)	—	(11)
Transfer to discontinued operations	—	(19)	—	(19)

Share of reserves at 1 January 2006	16	78	—	94

Net book value at 2 January 2005	27	164	133	324

Net book value at 1 January 2006	50	185	137	372

Market value of listed associates (2004: £107 million)	136

The Group’s investment in Camelot Group plc (“Camelot”), the UK National Lottery Operator, is included in unlisted associated undertakings. Camelot has certain restrictions on dividend payments. In particular it requires the prior consent of the Director General of the National Lottery to declare, make or pay a dividend in excess of 40% of profit after tax for any financial year.
Report & Accounts 2005 Cadbury Schweppes      113

Financial Statements
Notes to the Financial Statements continued
17. Investment in associates continued
(c) Additional associated undertaking disclosures
Selected income statement and balance sheet headings for associated undertakings of continuing operations are as follows:

	2005	2004
	£m	£m

Revenue	6,184	5,949
Profit for the period	73	71
Non-current assets	348	322
Current assets	594	494
Current liabilities	(686)	(620)
Non-current liabilities	(531)	(484)

18. Investments

	2005	2004
	£m	£m

Available for sale investments	2	11

The Group has not designated any financial assets that are not classified as held for trading as financial assets at fair value through profit or loss.
The investments included above represent investments in equity securities that present the Group with opportunity for returns through dividend income and trading gains. They have no fixed maturity or coupon rate. The securities have been recorded at fair value.
19. Inventories

	2005	2004
	£m	£m

Raw materials and consumables	210	228
Work in progress	66	60
Finished goods and goods for resale	437	421

	713	709

Inventories held by discontinued operations at 1 January 2006 total £20 million (Note 32(e)).
20. Trade and other receivables

	2005		2004
	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade receivables	884	—	915	—
Less: provision for impairment of trade receivables	(22)	—	(30)	—

	862	—	885	—
Amounts owed by associated undertakings	39	—	34	—
Interest receivable	5	—	—	—
Other taxes recoverable	33	—	48	—
Other debtors	95	70	83	67
Prepayments and accrued income	146	—	100	—

	1,180	70	1,150	67

The Directors consider that the carrying amount of trade and other receivables approximates their fair value. Trade receivables are denominated in the functional currency of the relevant Group reporting company.
114 Cadbury Schweppes Report & Accounts 2005

21. Assets held for sale

	2005	2004
	£m	£m

At 2 January 2005	5	9
Exchange rate adjustments	—	—
Additions	3	—
Transfer of discontinued operations	941	—
Disposals	(4)	(4)

At 1 January 2006	945	5

As discussed in Note 32, the Group announced the disposal of its Europe Beverages business in 2005. The business was available for immediate sale and the sale was completed on 2 February 2006. Hence the total assets of the Europe Beverages business have been included within Assets held for sale.
22. Trade and other payables

	2005		2004
	Current	Non-current	Current	Non-current
	£m	£m	£m	£m

Trade payables	576	—	583	—
Amounts owed to associated undertakings	14	—	21	—
Payments on account	1	—	14	—
Interest accruals	48	—	53	—
Other taxes and social security costs	103	—	110	—
Accruals and deferred income	506	—	485	—
Government grants	—	—	—	1
Other payables	295	32	280	26

	1,543	32	1,546	27

Trade payables are denominated in the functional currency of the relevant Group reporting company. Trade payables includes accrued interest on borrowings of £43 million.
The Directors consider that the carrying amount of trade payables approximates to their fair value.
Report & Accounts 2005 Cadbury Schweppes 115

Financial Statements
Notes to the Financial Statements continued
23. Provisions

			Contractual,
	Restructuring	Acquisition	legal and
	provisions	provisions	other	Total
	£m	£m	£m	£m

At 29 December 2003	93	21	17	131
Exchange rate adjustments	(2)	—	—	(2)
Recognised in the income statement	166	—	(10)	156
Reserves movement	—	—	(3)	(3)
Utilised in the year – cash	(162)	(3)	—	(165)
Utilised in the year – non-cash	(37)	—	—	(37)
Disposals	—	(3)	—	(3)

At 2 January 2005	58	15	4	77
Exchange rate adjustments	—	1	—	1
Recognised in the income statement	86	(4)	5	87
Utilised in the year – cash	(103)	(3)	1	(105)
Transfer to discontinued operations	(7)	—	—	(7)

At 1 January 2006	34	9	10	53

	2005	2004
	£m	£m

Amount due for settlement within 12 months	42	67
Amount due for settlement after 12 months	11	10

	53	77

The charge to the Income Statement for restructuring is explained in Note 4. The majority of the restructuring provision relates to redundancy costs. Acquisition provisions relate to provisions set up at the time of prior year acquisitions.
Contractual, legal and other provisions relate to the Group’s ongoing obligations relating to the disposal of subsidiaries, investments and brands. The timing of utilisation of these provisions is uncertain, but such amounts in 2006 are not expected to be significant.
24. Deferred taxation
The following are the major deferred tax liabilities and assets recognised by the Group, and the movements thereon, during the current and prior reporting periods.

	Accelerated		Retirement
	tax	Brand	benefit
	depreciation	intangibles	obligations	Other	Total
	£m	£m	£m	£m	£m

At 29 December 2003	60	857	(40)	56	933
Charge to equity for the year	—	—	(1)	—	(1)
Charge to Income Statement – Continuing operations	1	60	5	(5)	61
– Discontinued operations	—	(14)	—	43	29
Acquisition of subsidiary	(2)	2	—	(4)	(4)
Transfer to current tax	—	—	—	(100)	(100)
Exchange differences	3	(42)	2	(3)	(40)

At 2 January 2005	62	863	(34)	(13)	878

Charge to equity for the year	—	—	20	(3)	17
Charge/(credit) to Income Statement – Continuing operations	15	42	(50)	(53)	(46)
– Discontinued operations	—	(11)	—	(1)	(12)
Acquisition of subsidiary	—	7	—	—	7
Transfer to discontinued operations	(2)	(67)	—	(24)	(93)
Exchange differences	7	79	(1)	(5)	80

At 1 January 2006	82	913	(65)	(99)	831

116 Cadbury Schweppes Report & Accounts 2005

The following is the analysis of the deferred tax balances for balance sheet purposes:

	2005	2004
	£m	£m

Deferred tax assets	(123)	(17)
Deferred tax liabilities	954	895

	831	878

At the balance sheet date, the Group has unused tax losses of £176 million (2004: £136 million) available for offset against future profits. A deferred tax asset has been recognised in respect of £11 million (2004: £21 million) of such losses. No deferred tax asset has been recognised in respect of the remaining £165 million (2004: £115 million) as we do not believe that it is more likely than not that these amounts will be recoverable. Tax losses of £15 million expire in 2006 and 2007, £94 million expire between 2008 and 2017 and £7 million expire after 2017. Other tax losses may be carried forward indefinitely.
At the balance sheet date, the aggregate amount of temporary differences associated with undistributed earnings of subsidiaries for which deferred tax liabilities have not been recognised is £4.7 billion (2004: £3.9 billion). No liability has been recognised in respect of these differences because the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future.
Temporary differences arising in connection with interests in associates and jointly controlled entities are insignificant.
25. Retirement benefit obligations
The Group has various pension schemes throughout the world and these cover a significant proportion of the current employees. The principal schemes are of the funded defined benefit type, with benefits accruing based on salary and length of service. The schemes’ assets are held in external funds administered by trustees and managed professionally. Regular assessments are carried out by independent actuaries and the long-term contribution rates decided on the basis of their recommendations.
There are also a number of defined contribution schemes with benefits based on contributions to the benefit fund.
In the UK, US, Canada and South Africa, the Group has certain post-retirement medical benefit schemes whereby the Group contributes towards medical costs for certain retirees. These contributions are paid only for retirees who were members of such medical schemes before retirement.
Analysis of the Group post-retirement cost included in Profit from Operations is set out below:

	2005	2004
	£m	£m

UK defined benefit schemes	42	40
Overseas defined benefit schemes – continuing operations	19	26
Overseas defined contribution schemes – continuing operations	19	18

Total continuing operations	80	84
Discontinued operations	4	1

Total	84	85

Of the charge for the year in respect of the continuing operations’ defined benefit schemes, £26 million (2004: £22 million) has been included in Cost of Sales and £35 million (2004: £44 million) has been included in Administrative expenses. Actuarial gains and losses have been reported in the Statement of Recognised Income and Expense.
Report & Accounts 2005 Cadbury Schweppes 117

Financial Statements
Notes to the Financial Statements continued
25. Retirement benefit obligations continued

	2005	2005	2004	2004
	%	%	%	%
	UK	Overseas	UK	Overseas
	Schemes	Schemes	Schemes	Schemes

Main Financial assumptions as at year end
Rate of increase in salaries	4.2	4.0–4.25	4.5	4.0–4.25
Rate of increase in pensions in payment*	2.7	2.15	2.7	2.25
Rate of increase for deferred pensioners*	2.7	2.15	2.7	2.25
Discount rate for scheme liabilities	4.75	4.3–5.75	5.3	4.75–5.75
Inflation	2.7	2.25–2.5	2.7	2.25–2.5
Medical cost inflation	5.25	5.0–10.0	5.3	5.0–10.0

*Guaranteed pension increases only apply to the UK and Irish pension schemes.
In assessing the Group’s post-retirement liabilities the Group monitors mortality assumptions and uses up-to-date mortality tables. The mortality assumptions for the UK scheme were updated in 2005 following the work performed for the full triennial funding valuation. Statistical analysis performed for the funding valuation demonstrates that the mortality assumption applied is consistent with recent experience. Allowance is made in all significant schemes for expected future increases in life expectancy.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 1 January 2006 are as follows:

	UK	Overseas	UK	Overseas	Post-
	Schemes	Schemes	Pension	Pension	Retirement
	Expected	Expected	Schemes	Schemes	Medical	Total
	Rate of	Rate of	Market	Market	benefits	All
	Return	Return	Value	Value	Market Value	Schemes
	%	%	£m	£m	£m	£m

Equities	7.7	7.3–8.5	1,107	345	2	1,454
Bonds	4.4	4.8–5.5	449	124	1	574
Property	6.3	6.0–6.6	148	31	—	179
Other	4.2	3.0–4.1	58	32	—	90

	6.7	6.95	1,762	532	3	2,297
Present value of benefit obligations			(1,930)	(695)	(41)	(2,666)

Recognised in the Balance Sheet			(168)	(163)	(38)	(369)

The Group’s policy is to recognise all actuarial gains and losses immediately. Consequently there are no unrecognised gains or losses.
The market value of the assets and liabilities of the defined benefit schemes and post-retirement medical benefit schemes as at 2 January 2005 are as follows:

	UK	Overseas	UK	Overseas	Post-
	Schemes	Schemes	Pension	Pension	Retirement
	Expected	Expected	Schemes	Schemes	Medical	Total
	Rate of	Rate of	Market	Market	benefits	All
	Return	Return	Value	Value	Market Value	Schemes
	%	%	£m	£m	£m	£m

Equities	8.0	6.9–8.5	962	284	2	1,248
Bonds	4.8	4.1–5.5	376	86	1	463
Property	6.7	5.7	110	27	—	137
Other	4.0	3.25	14	25	—	39

	7.1	6.5	1,462	422	3	1,887
Present value of scheme liabilities			(1,703)	(637)	(32)	(2,372)

Recognised in the Balance Sheet			(241)	(215)	(29)	(485)

118 Cadbury Schweppes Report & Accounts 2005

Changes in the present value of the defined benefit obligation are as follows:

	2005	2004
	£m	£m

Opening defined benefit obligation	(2,372)	(2,150)
Current service cost	(77)	(67)
Past service cost	12	—
Interest cost	(120)	(116)
Actuarial losses	(184)	(143)
Contributions by employees	(11)	(11)
Obligation transferred on disposal of subsidiary	3	—
Transfer to discontinued operations	12	—
Exchange differences	(30)	8
Benefits paid	101	107

Closing defined benefit obligation	(2,666)	(2,372)

Of the £2,666 million of benefit obligations above, £73 million are in respect of unfunded plans. Of the remaining obligation of £2,601 million, assets of £2,297 million are held. Changes in the fair value of these scheme assets are as follows:

	2005	2004
	£m	£m

Opening fair value of plan assets	1,887	1,740
Expected return	131	125
Actuarial gains	260	71
Contributions by employees	11	11
Contributions by employer	89	53
Exchange differences	20	(6)
Benefits paid	(101)	(107)

Closing fair value of scheme assets	2,297	1,887

The actual return on plan assets was £391 million (2004: £196 million). The plan assets do not include any of the Group’s own financial instruments, nor any property occupied by, or other assets used by, the Group. In 2005, the Group elected to make an additional £25 million and £6 million contribution to the UK and US pension schemes respectively. These payments are part of a more long-term plan to reduce the Group’s pension deficit.
The expected rates of return on individual categories of plan assets are determined after taking advice from external expert advice and using available market data, for example by reference to relevant equity and bond indices published by Stock Exchanges. The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated balance in the plan’s investment portfolio.
The history of the plan for the current and prior period is as follows:

	2005	2004
	£m	£m

Present value of defined benefit obligation	(2,666)	(2,372)
Fair value of plan assets	2,297	1,887
Deficit	(369)	(485)
Experience adjustments on plan liabilities	(184)	(143)
Experience adjustments on plan assets	260	71

In accordance with the transitional provisions for the amendments to IAS 19 in December 2004, the disclosures above are determined prospectively from the 2004 reporting period.
The Group expects to contribute approximately £62 million to its defined benefit plan in 2006. In addition management have agreed to make an additional contribution of approximately £95 million in 2006 to further fund its defined benefit obligation and will be making further additional contributions totalling £65 million over the following few years.
Report & Accounts 2005 Cadbury Schweppes 119

Financial Statements
Notes to the Financial Statements continued
26. Share based payments
The Group recognised total expenses of £39 million (2004: £39 million) related to equity-settled share-based payment transactions during the year including £2 million in respect of Europe Beverages (2004: £1 million).
The Group has a number of share option plans that are available to Board members and certain senior executives: the Long Term Incentive Plan (LTIP), the Bonus Share Retention Plan (BSRP) and the Discretionary Share Option Plans (DSOP), full details of which are included in the Directors’ Remuneration Report on pages 41 to 56. The Group also has a share option scheme for all employees of the Group. All Options are normally forfeited if the employee leaves the Group before the options vest. The Group has an International Share Award Plan (ISAP) which is used to reward exceptional performance amongst employees.
An expense is recognised for the fair value at the date of grant of the estimated number of shares that will be awarded to settle the options over the vesting period of each scheme.
Share award fair values
The fair value is measured using the valuation technique that is considered to be the most appropriate to value each class of award: these include Binomial models, Black-Scholes calculations and Monte Carlo simulations. These valuations take into account factors such as non-transferability, exercise restrictions and behavioral considerations. Key assumptions are detailed below:

2005

	BSRP	LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a	22%	22%	n/a	22%
Expected life	3 yrs	3 yrs	#	1–3 yrs	Vesting+5 months
Risk free rate	4.5%	n/a	4.8%	4.3%	4.3%–4.4%
Expected dividend yield	2.5%	3.0%	3.0%	2.3%–2.5%	2.2% – 2.3%
Possibility of ceasing employment before vesting	—	—	14%	—	12%–32%
Expectations of meeting performance criteria	40%	70%	85–100%	n/a	n/a
Fair value per option	92.6%	91.6% UEPS	23%	93.3%–97.8%	23.3%–35.3%
		49.6% TSR

2004

	BSRP	LTIP	DSOP	ISAP	Sharesave

Expected volatility	n/a	22%	22%	n/a	22%
Expected life	3 yrs	3 yrs	#	1–3 yrs	Vesting+5 months
Risk free rate	4.5%	n/a	4.7%–5.0%	4.4%–5.0%	4.6%–6.0%
Expected dividend yield	2.7%	3.0%	3.0%	2.7%–3.2%	2.7%–2.8%
Possibility of ceasing employment before vesting	—	—	11%	—	7%–33%
Expectations of meeting performance criteria	40%	70%	100%	n/a	n/a
Fair value per option	92.6%	91.4% UEPS	21.9%–23.3%	94.0%–99.2%	21.4%–32.2%
		49.6% TSR

# The fair value calculation of a discretionary share option uses an expected life to the point of expected exercise. This is determined through analysis of historical evidenced exercise patterns of option holders.
Expected volatility was determined by calculating the historical volatility of the Company’s share price over the previous 3 years. The expected life used in the model has been adjusted, based on management’s best estimate, for the affects of non-transferability, exercise restrictions and behavioural considerations.
The BSRP is available to a group of approximately 155 senior executives including the Executive Directors. The maximum number of shares awarded in respect of 2005 is 3,141,237 (2004: 1,417,545). 1,435,712 shares vested in 2005 (2004: 1,162,488). Also during the period, matching awards were made over 815,279 shares (2004: 724,571). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £13 million (2004:  £12 million).
Around 100 senior executives (including the Executive Directors) are granted a conditional award of shares under the LTIP. The number of shares awarded in respect of 2005 is 2,605,000 (2004: 3,341,000). No shares vested in 2005 (2004: Nil) and lapsed shares totalled 1,943,000 (2004: 124,000). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £4 million (2004: £5 million). 501,840 shares were awarded in respect of the ISAP in 2005 (2004: 472,000). (There were no lapses.)
DSOP and share save plans, details of which are set out in (b), (c) and (d) below, resulted in a charge of £21 million in 2005 (2004: £22 million).
120       Cadbury Schweppes Report & Accounts 2005

2005: Details of the share option plans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at yearend	stated)

a	10,008,064	—	2,187,121	418,398	7,402,545	2.35 -- 3.52	3.28	29	403,264	3.41
	3,890,197	2,060,817	594,191	185,267	5,171,556	3.74 -- 4.37	4.00	33	—	—
b	27,720,400	—	4,696,902	2,012,464	21,011,034	2.42 -- 3.52	3.45	82	1,846,780	2.83
	59,199,505	—	16,221,194	2,273,938	40,704,373	3.79 -- 4.82	4.53	68	37,256,239	4.95
c	5,822,500	4,588,750	—	296,500	10,114,750	4.39 -- 5.69	4.79	23	—	—
d	15,512,250	12,020,250	28,750	718,000	26,785,750	4.39 -- 5.71	4.78	23	—	—
e	921,607	—	116,420	64,556	740,631	2.35 -- 3.41	3.03	27	14,859	3.41
	299,871	195,032	43,503	107,545	343,855	3.63 -- 4.23	4.00	30	—	—
f	466,594	0	22,629	8,850	435,115	2.74 -- 3.78	3.14	38	47,427	3.41
	0	73,623	0	3,063	70,560	4.23	4.23	57	—	—
g	3,596,188	0	1,805,012	167,540	1,623,636	$4.66 -- $6.61	$6.61	3	—	—
	0	1,360,640	0	168	1,360,472	$8.43	$8.43	22	—	—
h	1,909,824	0	371,526	104,996	1,433,302	3.02 -- 3.86	3.39	23	236,542	3.55
	0	229,314	—	0	229,314	4.59	4.59	43	—	—
	228,940	0	—	16,862	212,078	$5.27 -- $6.22	$5.69	18	118,290	$5.27
	0	97,600	—	0	97,600	$7.93	$7.93	36	—	—
i	121,605	116,495	92,836	30,671	114,593	4.34	4.34	6	—	—
j	0	822,348	0	52	822,296	$8.43	$8.43	22	—	—

2004: Details of the share optionplans are as follows:

						Exercise	Weighted			Weighted
						prices for	average	Weighted		average
						options	exercise price	average		exercise price
						outstanding	of options	contractual		of options
						at the end of	outstanding	life in		currently
						the year in	at the end	months of		exercisable
	Balance				Balance	the range	of the year	options		at year end
	outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
	at the beginning				at the	otherwise	otherwise	at the end	Exercisable	otherwise
	of the year	Granted	Exercised	Cancelled	year end	stated)	stated)	of the year	at year end	stated)

a	1,074,362	—	549,841	11,399	513,122	2.35	2.35	1	—
	14,691,587	2,288,832	2,587,939	1,007,341	13,385,139	3.14 -- 3.76	3.39	33	499,920	3.74
b	5,433,928	—	2,572,646	121,782	2,739,500	2.43 -- 2.75	2.54	17	2,739,500	2.54
	53,993,317	606,750	6,140,803	3,117,026	45,342,238	2.97 -- 4.25	3.73	84	18,893,727	3.95
	45,225,096	—	1,673,037	4,713,892	38,838,167	4.44 -- 4.83	4.75	81	21,669,747	4.69
c	0	5,834,250	—	11,750	5,822,500	4.40 -- 4.52	4.4	32	—	—
d	0	15,561,000	—	48,750	15,512,250	4.40 -- 4.60	4.4	32	—	—
e	545,603	—	12,193	21,291	512,119	2.35 -- 2.74	2.72	34	20,885	2.35
	891,296	251,395	340,907	92,425	709,359	3.29 -- 3.78	3.5	29	88,175	3.63
f	450,111	146,775	88,189	42,103	466,594	2.74 -- 3.89	3.15	44	—	—
g	3,324,472	1,712,548	1,082,460	358,372	3,596,188	$4.67 -- $6.61	$5.56	10	—	—
h	1,860,060	606,071	389,287	167,020	1,909,824	3.02 -- 3.86	3.39	31	351,954	3.43
	262,320	103,116	—	136,486	228,940	$5.27 -- $6.23	$5.68	20	—	—
i	196,220	123,355	153,483	44,487	121,605	3.57	3.57	6	—

Report & Accounts 2005 Cadbury Schweppes       121

Financial Statements
Notes to the Financial Statements continued
26. Share based payments continued
(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of three, five or seven years.

(b)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.

(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.

(d)	The Cadbury Schweppes (New Issue) Share Option Plan 2004 was established by the Directors, under the authority given by shareholders in May 2004. Eligible executives are granted options to subscribe for new shares only. Subject to the satisfaction of certain performance criteria, options are normally exercisable up to the 10th anniversary of grant.

(e)	A Save-as-you-Earn option plan for eligible employees of Cadbury Ireland Limited was approved by shareholders in May 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

(f)	A Save-as-you-Earn option plan linked to additional voluntary contributions for pension purposes for eligible employees of Cadbury Ireland Limited was introduced by the trustees of Cadbury Ireland Pension Plan in 1987. These options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three, five or seven years.

(g)	The US Employees Share Option Plan 2005 (previously called the United States and Canada Employee Stock Purchase Plan 1994). The options are exercisable on a date or dates established by the Committee, provided, however, where the Exercise Price is set by reference to the Market Value on the Grant Date that no Exercise Date may be set later than 27 months from the Grant Date.

(h)	The International Savings-Related Share Option Scheme was established by the Directors, under the authority given by shareholders in May 1994. Employees in Spain, France, Portugal, Mexico, Germany and the Netherlands were granted options during 2004 and 2005. Options are exercisable within a period not later than six months after the repayment of the relevant “Save-as-you-Earn” contracts, which are for a term of three or five years.

(i)	The Asia Pacific Employee Share Acquisition Plan was established by the Directors under the authority given by shareholders in May 1994. Options are exercisable no later than 12 months after the date of invitation.

(j)	The Americas Employees Share Option Plan 2005 was established by the Directors under the authority given by shareholders in May 2004 to encourage and facilitate the ownership of Shares by eligible employees of selected subsidiaries located in North, Central and South America. The options are exercisable on a date or dates established by the Committee, provided, however, where the Exercise Price is set by reference to the Market Value on the Grant Date no Exercise Date may be set later than 27 months from the Grant Date.
122       Cadbury Schweppes Report & Accounts 2005

For all schemes and plans described above in notes (a) and (e) to (j), there are no performance requirements for the exercising of options, except that a participant’s employment with the Group must not have been terminated for cause prior to the date of exercise of the relevant option. For those schemes listed under notes (b) to (d) there are performance requirements for the exercising of options.
The weighted average exercise prices of options granted, exercised and lapsed during the year were:

2005

	Options	Options	Options
	Granted	Exercised	Lapsed

Savings-Related Share Option Scheme 1982	£4.37	£3.13	£3.42
Share Option Plan 1994	—	£4.12	£4.07
Share Option Plan 2004	£5.26	—	£4.48
(New Issue) Share Option Plan 2004	£5.27	£4.79	£4.59
Irish Savings-Related Share Option Scheme	£4.23	£3.32	£3.47
Irish AVC Savings-Related Share Option Scheme	£4.23	£3.38	£3.54
US Employees Share Option Plan 2005	$8.43	$4.69	$4.70
International Savings-Related Share Option Scheme 1998	£4.59	£3.34	£2.49
International Savings-Related Share Option Scheme 1998	$7.93	—	$5.59
Asia Pacific Employee Share Acquisition Plan 2002	£4.34	£3.57	£3.62
Americas Employees Share Option Plan 2005	$8.43	—	$8.43

2004

	Options	Options	Options
	Granted	Exercised	Lapsed

Savings-Related Share Option Scheme 1982	£3.52	£3.14	£3.41
Share Option Scheme 1984 for Main Board Directors and Senior Executives	—	—	—
Share Option Scheme 1986 for Senior Management Overseas	—	—	—
Share Option Plan 1994	£4.25	£3.61	£4.29
Market Purchased Share Option Plan 2004	£4.40	—	£4.40
New Issue Share Option Plan 2004	£4.40	—	£4.40
Irish Savings-Savings Related Share Option Scheme	£3.39	£3.57	£3.27
Irish AVC Savings-Savings Related Share Option Scheme	£3.39	£3.47	£3.40
Australia and New Zealand 1993 Employee Options Contribution Plan	—	—	—
United States and Canada Employee Stock Purchase Plan 1994	$6.61	$5.88	$5.52
International Savings-Related Share Option Scheme 1998	£3.58	£3.27	£3.44
International Savings-Related Share Option Scheme 1998	$6.23	—	$5.30
Asia Pacific Employee Share Acquisition Plan 2002	£3.57	£2.82	£2.92

Awards under the BSRP and the LTIP will normally be satisfied by the transfer of shares to participants by the trustees of the Cadbury Schweppes Employee Trust (the “Employee Trust”). The Employee Trust is a general discretionary trust whose beneficiaries include employees and former employees of the Group, and their dependants. The principal purpose of the Employee Trust is to encourage and facilitate the holding of shares in the Company by or for the benefit of employees of the Group. The Employee Trust may be used in conjunction with any of the Group’s employee share plants.
In January 1997, the Company established an additional employee trust, the Cadbury Schweppes plc Qualifying Employee Share Ownership Trust (the “QUEST”), for the purpose of distributing ordinary shares in the Company on the exercise of options under the UK Savings-Related Share Option Scheme. The trustee of the QUEST is Cadbury Schweppes Group Trustees Ltd, a subsidiary of the Company. All employees of Group companies in the UK, including Executive Directors of the Company were potential beneficiaries under the QUEST. Since February 2005 the QUEST has neither acquired nor held any ordinary shares in the Company and there is no present intention that it should do so in the future. More details are in the Directors’ Remuneration Report on page 55. The options held by each Director holding office at the year end are detailed in the Directors’ Remuneration Report on page 54. There were no options held by them under the Irish Share Plan (see below).
The Cadbury Schweppes Irish Employee Share Scheme (the “Irish Share Plan”)
In the last two years, four appropriations under the Irish Share Plan, a profit sharing plan, totalling 53,257 ordinary shares have been made to eligible employees. The prices at which the shares will vest, between 7 June 2006 and 13 December 2007 range from £4.47 to £5.43.
Report & Accounts 2005 Cadbury Schweppes       123

Financial Statements
Notes to the Financial Statements continued
27. Borrowings
Group un-drawn debt facilities
The Group maintains certain committed floating rate facilities with banks as support for its debt capital markets programme. The un-drawn committed facilities available to the Group are as follows:

					Expiring beyond 2 years
	Expiring within 1 year		Expiring in 1 to 2 years		but less than 5 years
	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m

Un-drawn Committed Syndicated Facility	—	—	—	—	1,000	1,042
Un-drawn Committed Subsidiary Facilities	110	31	—	—	—	—

	110	31	—	—	1,000	1,042

The un-drawn committed syndicated facility for £1,000 million expires in 2010. The margins payable on drawings under this facility are between 22.5 basis points and 38 basis points per annum and commitment fees on un-drawn amounts are between 6.75 basis points and 11.4 basis points per annum. The Group is subject to a restrictive covenant under the facility agreement requiring that the ratio of EBITDA to adjusted net interest (both as defined in the agreement), calculated as at the end of each year will be no less than 3.5:1 for the period of approximately 12 months ending on the last day of the year. The Group is currently in compliance with this covenant. For the 2005 financial year-end the ratio was 6.8 times (2004: 6.2 times). These facilities are subject to customary events of default, none of which are currently anticipated to occur. The commercial paper back-up facilities are annual facilities subject to review at various dates during each year. In addition, there are other uncommitted facilities available to the Group.
Classes of drawn debt
The Group’s drawn debt at year-end was comprised of:

	2005			2004
	Amounts due	Amounts due		Amounts due	Amounts due
	within a year	aftera year	Total	within a year	after a year	Total
	£m	£m	£m	£m	£m	£m

Floating rate debt
EUR Floating rate notes due 2007	—	410	410	—	424	424
Commercial paper	392	—	392	240	—	240
Bank loans in foreign currencies*	53	136	189	59	178	237
Bank overdrafts*	55	—	55	42	—	42
Other Notes maturing 2006—2009	57	63	120	—	68	68
Obligations under Finance Leases	20	43	63	20	66	86
Other Loans	3	—	3	17	1	18

	580	652	1,232	378	737	1,115

Fixed rate debt
4.5% CAD Notes due 2005	—	—	—	44	—	44
7.75%Notes due 2005	—	—	—	156	—	156
5.75 USD Notes due 2006	291	—	291	—	260	260
5.75% GBP Notes due 2006	250	—	250	—	249	249
5% USD Notes due 2007	—	175	175	—	156	156
4.9% CAD Notes due 2008	—	162	162	—	141	141
3.875% USD Notes due 2008	—	581	581	—	518	518
4.25% EUR Notes due 2009	—	410	410	—	424	424
4.875% GBP Notes due 2010	—	400	400	—	399	399
5.125% USD Notes due 2013	—	581	581	—	517	517
Other Notes maturing 2006—2010	93	104	197	52	185	237

	634	2,413	3,047	252	2,849	3,101

Total Gross Borrowings	1,214	3,065	4,279	630	3,586	4,216
Less:
Obligations under Finance Leases	(20)	(43)	(63)	(20)	(66)	(86)

Borrowings and overdrafts	1,194	3,022	4,216	610	3,520	4,130

*At year-end, the book value of assets pledged as collateral for secured loans was £1 million (2004: £1 million). The security for the borrowings shown above as secured is by way of charges on the properties of Group companies concerned.
124       Cadbury Schweppes Report & Accounts 2005

Cash and cash equivalents comprise cash held by the Group and short-term bank deposits with an original maturity of three months or less. The carrying amount of these assets approximates their fair value. At year end, there was £126 million cash and cash equivalents and short-term investments held by subsidiary companies that cannot be remitted to the Company due to local reserve bank controls.
The Notes listed above are issued out of the Group’s US Debt Programme and EMTN Programme. Both Programmes are subject to standard debt covenants requiring all debt to be ranked pari passu. Both Programmes contain customary negative pledge and cross default clauses. In addition the Group is required to prepare audited annual accounts. The Group is currently in compliance with these requirements.
The interest rates on the Notes in the above table do not take into account the various interest rate swaps and cross currency swaps entered into by the Group. Details of the Group’s effective currency and interest rate profiles are contained on page 126.
The Group’s borrowing limit at 1 January 2006 calculated in accordance with the Articles of Association was –11,688 million.
The 3.875% USD Notes due 2008 and the 5.125% USD Notes due 2013 are both callable at the issuer’s option. These notes are redeemable at the higher of 100% of the face value of the notes or the net present value of the remaining cash flows using a discount factor comprised of the US Treasury rate plus 20—25 basis points respectively.
Interest on unsecured bank loans is at rates which vary in accordance with local inter-bank rates. The weighted average interest rate payable at year end on short-term borrowings excluding overdrafts was 5.1% (2004: 5.3%). The amount of non-interest bearing loans is negligible.
Gross borrowings maturity profile
The maturity and repayment profile of the Group’s gross borrowings is shown in the table below:

	Bank loans and		Finance		Other
	overdrafts		Leases		Borrowings		Total

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

Within one year or on demand	111	101	20	20	1,083	509	1,214	630
Between one and two years	—	152	21	21	706	640	727	813
Between two and three years	59	26	21	22	781	662	861	710
Between three and four years	1	—	—	21	420	689	421	710
Between four and five years	75	—	—	1	400	434	475	435
After five years	1	—	1	1	579	917	581	918

	247	279	63	86	3,969	3,851	4,279	4,216
Less: amounts due for repayment within 12 months (shown under current liabilities)	(111)	(101)	(20)	(20)	(1,083)	(509)	(1,214)	(630)

Amount due for repayment after 12 months	136	178	43	66	2,886	3,342	3,065	3,586

Currency and interest repricing profile of borrowings
At the end of 2005, 84% of the Group’s net borrowings were at fixed interest rates or converted to fixed rates using interest rate swaps and cross currency swaps. These fixed rate borrowings expose the Group to fair value interest rate risk. Other borrowings in the form of overdrafts, commercial paper, bank loan sand loan notes (16%) were arranged at floating rates, therefore exposing the Group to cash flow interest rate risk. The Group has a policy of matching cross currency and interest rate swaps to the maturity of the underlying debt. Therefore the maturity profile in the above table represents the interest repricing profile for fixed rate debt.
Report & Accounts 2005 Cadbury Schweppes       125

Financial Statements
Notes to the Financial Statements continued
27. Borrowings continued
After taking into account the various interest rate and currency swaps entered into by the Group, the effective currency and interest rate profile of the Group’s borrowings were as follows:

Fixed rate analysis	2005

						Weighted
		Weighted	Effect of			average	Weighted
		average	cross	Effect of	Total	interest rate	average time
	Fixed rate	effective	currency	interest	fixed rate	(including	for which
	borrowings	interest rate	swaps	rate swaps	borrowings	swaps)	rate is fixed
	£m	%	£m	£m	£m	%	Years

Sterling	650	5.2	—	(250)	400	5.1	4.0
Euro	443	4.1	(21)	137	559	4.1	3.3
US Dollar Bloc	1,790	4.8	—	407	2,197	4.9	3.5
Australia/New Zealand Dollars	4	6.3	(4)	122	122	5.2	0.6
Others	160	2.3	(150)	—	10	1.0	3.1

	3,047	4.8	(175)	416	3,288	4.8	3.4

Floating rate analysis	2005

		Effect of			Floating rate
		cross	Effect	Effect of	borrowings
	Floating rate	currency	of interest	currency	(including
	borrowings	swaps	rate swaps	swaps	swaps)
	£m	£m	£m	£m	£m

Sterling	—	—	250	593	843
Euro	410	—	(137)	92	365
US Dollar Bloc	343	189	(407)	(472)	(347)
Australia/New Zealand Dollars	76	—	(122)	—	(46)
Others	403	(14)	—	(213)	176

	1,232	175	(416)	—	991

Floating rate borrowings bear interest based on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less) or commercial paper rates. The cash and cash equivalents, which are all at floating rates, yield interest based principally on short-term inter-bank rates (principally LIBOR applicable to periods of three months or less).
28. Financial Instruments
Treasury risk management policies
The Group is exposed to market risks arising from its international business. Derivative financial instruments are utilised by the Group to lower funding costs, to diversify sources of funding, to alter interest rate exposures arising from mismatches between assets and liabilities or to achieve greater certainty of future costs. These instruments are entered into in accordance with policies approved by the Board of Directors and are subject to regular review and audit. Other than expressly stated, the policies set out below also apply to prior years.
Substantially all derivative financial instruments that are entered into hedge specifically identified actual or anticipated transactions; movements in their fair value are highly negatively correlated with movements in the fair value of the transactions being hedged. The terms of the hedging instrument are designed to match the terms of the hedged transaction. Such anticipated transactions are all in the normal course of business and the Group is of the opinion that it is highly probable that they will occur. However some transactions do not always meet the stringent conditions prescribed by IAS 39 to obtain hedge accounting.
(a) Liquidity Risk
The Group seeks to achieve a balance between certainty of funding, even at difficult times for the markets or the Group, and a flexible, cost-effective borrowings structure. The policy, therefore, seeks to ensure that at a minimum all projected net borrowing needs are covered by committed facilities. Also, the objective for debt maturities is to ensure that the amount of debt maturing in any one year is not beyond the Group’s means to repay and refinance. To this end the policy provides that at least 75% of year-end net debt should have a maturity of one year or more and at least 50%, three years or more. Committed but undrawn facilities are taken into account for this test.
126 Cadbury Schweppes Report & Accounts 2005

(b) Interest Rate Risk
The Group has an exposure to interest rate fluctuations on its borrowings and manages these by the use of interest rate swaps, cross currency interest rate swaps, forward rate agreements and interest rate caps. The objectives for the mix between fixed and floating rate borrowings are set to reduce the impact of an upward change in interest rates while enabling benefits to be enjoyed if interest rates fall. Thus the policy sets minimum and maximum levels of the total of net debt and preferred securities permitted to be at fixed rates in various time bands, ranging from 50% to 100% for the period up to six months, to 0% to 30% when over five years. 84% was at fixed rates of interest at year end (2004: 85%), but the year-end level of total debt is around £100 million lower than the annual average.
(c) Currency Risk
The Group operates internationally giving rise to exposure from changes in foreign exchange rates, particularly the US dollar. The Group does not hedge translation exposure and earnings because the benefit obtained from such hedging can only be temporary.
The Group seeks to relate the structure of borrowings to the trading cash flows that service them and the Group’s policy is to maintain broadly similar fixed charge cover ratios for each currency bloc. Also, the fixed charge cover ratio for any currency bloc may not fall below two times in any calendar year. This is achieved by raising funds in different currencies and through the use of hedging instruments such as swaps.
The Group also has transactional currency exposures arising from its international trade. The Group’s policy is to take forward cover for all forecasted receipts and payments for as far ahead as the pricing structures are committed, subject to a minimum of three months’ cover. The Group makes use of the forward foreign exchange markets to hedge its exposures.
While there are exchange control restrictions which affect the ability of certain of the Group’s subsidiaries to transfer funds to the Group, the operations affected by such restrictions are not material to the Group as a whole and the Group does not believe such restrictions have had or will have any material adverse impact on the Group as a whole or the ability of the Group to meet its cash flow requirements.
(d) Commodity Risk
In respect of commodities the Group enters into forward and futures contracts for cocoa, sugar and aluminium in order to provide a stable cost base for marketing finished products. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.
(e) Credit Risk
The Group is exposed to credit related losses in the event of non-performance by counterparties to financial instruments, but it does not expect any counterparties to fail to meet their obligations given the Group’s policy of selecting only counterparties with high credit ratings. The exposure to credit loss of liquid assets is equivalent to the carrying value on the balance sheet. The maximum credit exposure of interest rate and foreign exchange derivative contracts is represented by the fair value of contracts with a positive fair value at the reporting date.
Counterparties to financial instruments are limited to financial institutions with high credit ratings assigned by international credit rating agencies. The Group has ISDA Master Agreements with most of its counterparties to financial derivatives, which permits net settlement of assets and liabilities in certain circumstances, thereby reducing the Group’s credit exposure to individual counterparties. The Group has policies that limit the amount of credit exposure to any single financial institution. There were no significant concentrations of credit exposure at the year-end.
At the year-end, the Group had $128 million notional value worth of currency swaps with a financial institution with a credit quality lower than that permitted under Group Policy. $3.3 million cash collateral has been obtained from the counterparty as security to mitigate against the higher credit risk. The book value of the cash collateral is equal to its fair value. There were no significant concentrations of credit exposure at year-end.
Concentrations of credit risk with respect to trade receivables are limited due to the Group’s customer base being large and unrelated. Management therefore believe there is no further credit risk provision required in excess of normal provision for doubtful receivables.
The Group is exposed to £4,064 million in credit exposure on financial guarantees issued in respect of Group corporate borrowings and certain subsidiary undertakings which represents the Group’s maximum credit exposure arising from guarantees. Refer to Note 34 on Commitments and Contingencies for further details.
Report & Accounts 2005 Cadbury Schweppes 127

Financial Statements
Notes to the Financial Statements continued
28. Financial Instruments continued
Terms and conditions of Financial Instruments
(f) Foreign Currency Derivatives
The Group enters into forward foreign currency contracts to eliminate the currency exposures that arise on sales denominated in foreign currencies. At the year-end, the Group held contracts to exchange the following foreign currency notional amounts against Sterling:

Foreign exchange trades against £	2005
	Current				Non-current

	$	€	MXN	Other	$	€	MXN	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	289	702	—	29	—	13	—	—
Sale	(109)	(543)	(240)	(98)	—	—	—	(6)

Total £ equivalent notional	180	159	(240)	(69)	—	13	—	(6)

Foreign exchange trades against $	2005
	Current				Non-current

	CAD	AUD	€	Other	CAD	AUD	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	109	18	32	67	—	4	—	—
Sale	(159)	(47)	(11)	(24)	—	(18)	—	—

Total £ equivalent notional	(50)	(29)	21	43	—	(14)	—	—

At 1 January 2006 the Group had approximately £175 million forward transactions relating to currencies other than US dollars or Sterling maturing in 2006 and £2 million maturing in 2007.
The majority of the forward foreign exchange contracts mature within 12 months. The maximum maturity of forward exchange contracts is June 2007.

Foreign exchange trades against £	2004
	Current				Non-current

	$	€	MXN	Other	$	€	MXN	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	111	518	—	3	—	10	—	—
Sale	(39)	(188)	(7)	(76)	(4)	—	—	(8)

Total £ equivalent notional	72	330	(7)	(73)	(4)	10	—	(8)

Foreign exchange trades against $	2004
	Current				Non-current

	CAD	AUD	€	Other	CAD	AUD	€	Other
	£m	£m	£m	£m	£m	£m	£m	£m

Purchase	88	25	5	21	—	—	—	10
Sale	(83)	(54)	(11)	(26)	(20)	(10)	—	(4)

Total £ equivalent notional	5	(29)	(6)	(5)	(20)	(10)	—	6

At 2 January 2005 the Group had approximately £184 million forward transactions relating to currencies other than US dollars or Sterling maturing in 2005 and £7 million maturing in 2006.
128 Cadbury Schweppes Report & Accounts 2005

(g) Interest rate Derivatives
The Group uses a combination of short-term and long-term cross currency and interest rate swaps to manage the currency and interest rate profile of its borrowings. Details of the fixed rate element of the swap portfolio are shown in the table below:

		Weighted	Maturing in	Maturing	Maturing	Maturing	Maturing
	Notional	average	less than	in the	in the	in the	in the	After
	principal	interest rate	one year	second year	third year	fourth year	fifth year	five years
	£m	%	£m	£m	£m	£m	£m	£m

Currency/Instrument
£
Receive Fixed	250	5.40	150	—	—	—	100	—
Euro
Receive Fixed	21	3.86	—	21	—	—	—	—
Pay Fixed	137	3.72	—	—	137	—	—	—
$
Receive Fixed	1,046	2.96	—	581	465	—	—	—
Pay Fixed	1,454	3.62	—	814	640	—	—	—
Other
Receive Fixed	155	2.46	58	37	60
Pay Fixed	122	5.31	122	—	—	—	—	—
Forward Start Pay Fixed	64	5.85	—	64	—	—	—	—

On swaps where fixed rates of interest are payable, the Group receives interest at floating rates of three months or six month LIBOR rates (or local equivalent). On swaps where fixed rates of interest are received, the Group pays interest at floating rates set at three month or six month LIBOR plus an average margin of 0.59%.
The differential to be paid or received on the current leg of swap agreements is accrued as interest rates change and is recognised within finance costs in the periods that they arise over the lives of the respective agreements. The remaining cash flows to maturity of each swap are discounted at current market rates to determine the fair value of swap agreements at year-end.
(h) Commodities
In respect of commodities the Group enters into forward and futures contracts for cocoa, sugar and aluminium in order to provide a stable cost base for marketing finished products. The use of futures contracts enables the Group to obtain the benefit of guaranteed contract performance on firm priced contracts offered by the exchanges and their clearing houses.
The Group held the following commodity futures contracts at 1 January 2006:

	2005	2004
	Fair value	Fair value
	£m	£m

Commodities (asset)	13	5
Commodities (liabilities)	(1)	(7)

Total £ equivalent notional	12	(2)

Commodity futures contracts were held in Sterling and US dollars. The majority of commodities contracts mature within one year. The notional amount of cover decreased from 273,371 metric tonnes in 2004 to 161,574 metric tonnes in 2005.
The commodities futures contracts held by the Group at the year-end exposes the Group to adverse movements in cash flow and gains or losses due to the market risk arising from changes in prices for sugar, cocoa and aluminium traded on the LIFFE (London International Financial Futures and Options Exchange), LME (London Metals Exchange) and CSCE (Coffee, Sugar and Cocoa Exchange, Inc). Applying a reasonable adverse movement in commodity prices to the Group’s net commodity positions held at year end would result in a decrease in fair value of £6.8 million (2004: £11.6 million). The price sensitivity applied in this case is estimated based on an absolute average of historical monthly changes in prices in the Group’s commodities over a two year period. Stocks, priced forward contracts and estimated anticipated purchases are not included in the calculations of the sensitivity analysis. This method of analysis is used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from the projection in this note and changes in the instruments held and in the commodities markets in which the Group operates could cause losses to exceed the amounts projected.
(i) Embedded Derivatives
The Group has reviewed all contracts for embedded derivatives that are required to be separately accounted for if they do not meet certain requirements set out in the standard. As at 1 January 2006, the fair value of embedded derivatives was an asset of £1.9 million. This relates to various contracts for sugar, sweeteners and plastics in US dollars, with maturities of between one and five years. Amounts recorded in the Income Statement are included within those disclosed in Note 10 to the Financial Statements.
Report & Accounts 2005 Cadbury Schweppes 129

Financial Statements
Notes to the Financial Statements continued
28. Financial Instruments continued
(f) Fair values and sensitivity analysis
Fair values of non-derivative financial assets and liabilities:
The fair values for public debt are based on quoted market prices. For cash and cash equivalents, trade and other receivables, trade and other payables and short-term loans and receivables with a maturity of less than one year the book values approximate the fair value because of their short-term nature. For non-public long-term loans and receivables, fair values are estimated by discounting future contractual cash flows to net present values using at the current market interest rates available to the Group for similar financial instruments as at year end. The table below contains fair values of debt instruments based on clean prices excluding accrued interest.

	2005

	Book value	Fair value
	£m	£m

Floating rate debt
EUR floating rate notes due 2007	410	413
Commercial Paper	392	392
Bank Loans in Foreign Currencies	189	184
Bank overdrafts	55	55
Other Notes maturing 2006–2009	120	122
Obligations Under Finance Leases	63	64
Other Loans	3	3

	1,232	1,233

Fixed rate debt
5.75% USD Notes due 2006	291	292
5.75% GBP Notes due 2006	250	252
5% USD Notes due 2007	175	174
4.9% CAD Notes due 2008	162	164
3.875% USD Notes due 2008	581	565
4.25% EUR Notes due 2009	410	424
4.875% GBP Notes due 2010	400	399
5.125% USD Notes due 2013	581	577
Other Notes maturing 2006–2009	197	197

	3,047	3,044

Total Gross Borrowings	4,279	4,277

For currency and interest rate derivatives, fair values are calculated using standard market calculation conventions with reference to the relevant closing market spot rates, forward foreign exchange and interest rates. The fair values of derivative instruments are based on the estimated amount the Group would receive or pay if the transaction was terminated. Financial derivatives are recorded on the balance sheet at fair value with changes in fair value being recognised immediately in the income statement, except when the derivative has been designated as part of an effective cash flow hedge in which case up to all the gains and losses could be deferred into equity until the hedged transaction affects the income statement.
130 Cadbury Schweppes Report & Accounts 2005

The table below presents the changes in fair value of the Group’s financial instruments to hypothetical changes in market rates. The analysis below shows forward-looking projections of market risk assuming certain adverse market conditions occur. The sensitivity figures are calculated based on an upward parallel shift of 1% in yield curves and 10% weakening of Sterling against other exchange rates. This is a method of analysis used to assess and mitigate risk and should not be considered a projection of likely future events and losses. Actual results and market conditions in the future may be materially different from those projected and changes in the instruments held and in the financial markets in which the Group operates could cause losses to exceed the amounts projected.

As at 1 January 2006	Fair value change arising from

			1% decrease	10% weakening
			in interest	in £ against
			rates	other currencies
			favourable/	favourable/
	Book value	Fair value	(unfavourable)	(unfavourable)
	£m	£m	£m	£m

Derivatives
Currency and interest rate swaps (assets)	12	12	2	1
Currency and interest rate swaps (liabilities)	(1)	(1)	—	—
Interest rate swaps (assets)	26	26	14	2
Interest rate swaps (liabilities)	(35)	(35)	(20)	(3)
Currency exchange contracts (assets)	22	22	—	4
Currency exchange contracts (liabilities)	(24)	(24)	—	—
Commodity contracts (assets)	7	13	—	1
Commodity contracts (liabilities)	(1)	(1)	—	—

Total assets	67	73	16	8

Total liabilities	(61)	(61)	(20)	(3)

Note some commodities are cash settled on a daily basis. Fair value gains and losses relating to these commodity instruments are reflected in cash and cash equivalents on the Balance Sheet. At the year-end there was £6.3 million worth of gains relating to cash settled commodities.
29. Capital and reserves
(a) Share capital of Cadbury Schweppes plc

	2005	2004
	£m	£m

Authorised Share Capital:
Ordinary shares (3,200 million of 12.5p each)	400	400

Allotted, called up and fully paid Share Capital:
Ordinary shares (2,084 million of 12.5p each)	260	259

(b) Ordinary Shares
During the year 11,528,687 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.4 million. There were no other changes in the issued ordinary share capital of the Company during 2005.
During 2004 8,446,409 ordinary shares of 12.5p were allotted and issued upon the exercise of share options (see Note 26). The nominal value of ordinary shares issued during the year was £1.1 million. There were no other changes in the issued ordinary share capital of the Company during 2004.
Report & Accounts 2005 Cadbury Schweppes 131

Financial Statements
Notes to the Financial Statements continued
29. Capital and reserves continued
(c) Movements on capital and reserves

			Capital	Hedging and
	Share	Share	redemption	translation	Retained
	capital	premium	reserve	reserve	earnings	Total
	£m	£m	£m	£m	£m	£m

At 29 December 2003	258	1,071	90	—	487	1,906
Currency translation differences (net of tax)	—	—	—	(122)	—	(122)
Movement in own shares	—	—	—	—	57	57
Actuarial losses on defined benefit pension schemes (net of tax)	—	—	—	—	(74)	—
Shares issued	1	27	—	—	(3)	25
Profit for the period attributable to equity holders of the parent	—	—	—	—	525	525
Dividends paid	—	—	—	—	(246)	(246)

At 2 January 2005	259	1,098	90	(122)	746	2,071
IAS 39 transition balance sheet adjustments	—	—	—	(8)	(18)	(26)
Currency translation differences (net of tax)	—	—	—	257	—	257
Movement in own shares	—	—	—	—	103	103
Actuarial gains on defined benefit pension schemes (net of tax)	—	—	—	—	56	56
IAS 39 transfers to income or expense	—	—	—	6	—	6
Shares issued	1	37	—	—	(1)	37
Profit for the period attributable to equity holders of the parent	—	—	—	—	765	765
Dividends paid	—	—	—	—	(261)	(261)

At 1 January 2006	260	1,135	90	133	1,390	3,008

During 2005, the Company held 22 million shares (2004: 39 million shares) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. The fair value cost of providing shares awarded and expected to vest under employee share plans is accrued over the vesting period of the plans.
During 2005, the Company received £38 million on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £37 million to the company for the issue of these shares and the balance of £1 million comprised contributions from an employee share trust funded by subsidiary undertakings.
30. Minority interests

	Equity	Non-Equity	Total
	£m	£m	£m

At 29 December 2003	18	225	243
Exchange rate adjustments	(1)	(16)	(17)
Share of profit after taxation	4	18	22
Dividends declared	—	(19)	(19)

At 2 January 2005	21	208	229
Exchange rate adjustments	3	11	14
Share of profit after taxation	5	6	11
Redemption of QUIPS	—	(219)	(219)
Dividends declared	(1)	(6)	(7)
Purchase of shares from minorities	(1)	—	(1)

At 1 January 2006	27	—	27

On 12 April 1995, Cadbury Schweppes Delaware LP, a wholly owned subsidiary issued 16 million 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities with an aggregate liquidation preference of USD 400 million (the “QUIPS”) for proceeds of USD 400 million. On 18 April 2005, the QUIPS were redeemed in full for a total consideration of £219 million. Distributions on the QUIPS were cumulative and payable at an annual rate of 8.625% of the liquidation amount, quarterly in arrears. The QUIPS were not subject to redemption, but were repayable solely at the issuer’s option, in the whole or in part, since 12 April 2002 for a cash redemption price equal to USD 25 per preferred security. These securities were traded on the New York Stock Exchange. The Company fully and unconditionally guaranteed any distributions declared by Cadbury Schweppes Delaware to the holders of QUIPS. In the event that dividends to the holders of QUIPS had been in arrears, the Company would have been unable to declare a dividend on its ordinary share capital until such time as the outstanding dividends to the holders of the QUIPS had been satisfied in full.
132 Cadbury Schweppes Report & Accounts 2005

31. Acquisitions
2005 Acquisitions
During the year, the Group purchased Green & Black’s, achieved final settlement on the acquisition of the Adams business in China and completed a number of small acquisitions for a total cash consideration of £38 million.
The acquisition of Green & Black’s, the premium organic chocolate business, occurred on 12 May 2005. The Group purchased a 5 per cent stake in the company in 2002 and acquired the remaining shares in 2005.
The acquisition of the business adds the UK’s fastest growing confectionery brand to the Group’s portfolio. This will enable the Group to benefit from the continued growth of the luxury organic chocolate brand and enhance the international expansion of Green & Black’s. A brand intangible of £25 million and goodwill of £7 million have been recognised in the financial statements.
The net assets of the companies acquired during the year are not significant in comparison to the Group and there were no other significant provisional fair value adjustments. The fair values of the assets and liabilities acquired are provisional due to the timing of the transactions. Fair value adjustments will be finalised in the 2006 accounts.
2004 Acquisitions
On 11 March 2004, the Company completed the acquisition of the entire Adams business in China from Pfizer Inc. This followed the 2003 acquisition of the Adams Confectionery business from Pfizer Inc in all jurisdictions except China. On 31 October 2004, the Company acquired the rights to produce and distribute Orangina for a number of additional countries, the most significant of which were the UK, Algeria and Croatia.
The total cash paid (including acquisition costs) amounted to £59 million, on which goodwill of £57 million arose.
A summary of the net assets and liabilities arising on acquisitions during 2004 is set out below:

	All acquisitions

	Local book	Fair value	Fair
	values	adjustments	value
	£m	£m	£m

Intangible assets	—	—	—
Property, plant and equipment	18	(16)	2
Inventories	1	—	1
Trade and other receivables	1	(7)	(6)
Trade and other payables	13	(2)	11
Other	(13)	6	(7)

	20	(19)	1

Goodwill			57

			58

Cash consideration			58
Transaction costs			1

Cash paid			59
Net cash acquired			(1)

Net cash paid			58

Included in the above table is the finalisation of purchase price and fair value adjustments in respect of the 2003 acquisition of Adams. The impact on goodwill arising from these adjustments amounts to £4 million. In addition the finalisation of fair value adjustment in respect of other 2003 acquisitions amounts to £2 million. The adjustments primarily relate to property related fair value adjustments and the reclassification of certain debtor balances.
Of the £15 million of provisional fair value adjustments noted above the principal adjustments related to the revaluation of tangible fixed assets to reflect the market value of the production facilities and plant and machinery acquired in the Adams China acquisition.
The acquisitions contributed £3 million of Revenue and £nil to Group Profit from Operations to the Group’s results in 2004.
Report & Accounts 2005 Cadbury Schweppes 133

Financial Statements
Notes to the Financial Statements continued
32. Discontinued Operations
On 1 September 2005, the Group announced its intention to sell its Europe Beverages business. From this date the segment has been classified as a discontinued operation. On 21 November 2005, the Group received a binding offer to buy its Europe Beverages business conditional upon receiving European Union regulatory approval. The disposal was effected in order to allow the Group to focus on its faster growing confectionery and other beverage businesses. The disposal completed on 2 February 2006.
(a) The results of the discontinued operations which have been included in the consolidated income statement are as follows:

	2005	2004
	£m	£m

Revenue	649	653

Trading costs	(537)	(537)
Restructuring costs	(14)	(26)
Amortisation/impairment of intangibles	—	—
Non-trading items	—	1

Profit from Operations	98	91
Share of result in associates	—	(1)

Profit before Financing and Taxation	98	90
Investment income	—	—
Finance costs	(1)	—

Profit before Taxation	97	90
Taxation	(15)	(40)
Disposal costs	(9)	—
Attributable tax expense	—	—

Net profit attributable to discontinued operations	73	50

The Disposal costs relate to transaction costs incurred before the year end.
(b) Employees and emoluments

	2005	2004
	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	70	79
Social security costs	19	21
Share based payments	2	1
Post-retirement benefit costs	4	—

	95	101

	2005	2004

Average employee headcount:
Europe Beverages	2,748	3,019

134 Cadbury Schweppes Report & Accounts 2005

(c) Profit from operations is after charging:

	2005	2004
	£m	£m

Research and product innovation	3	3
Depreciation of property, plant and equipment — owned assets	14	23
Maintenance and repairs	7	7
Advertising and promotional marketing	76	73
Impairment in trade receivables	1	1

Auditors’ remuneration
Audit services	0.5	0.5

	0.5	0.5

(d) Taxation

	2005	2004
	£m	£m

Current tax — discontinued operations:
– UK	(19)	—
– Overseas	(9)	(11)
– Adjustment in respect of prior year	1	—

	(27)	(11)

Deferred tax — discontinued operations:
– UK	—	(1)
– Overseas	12	(38)
– Adjustment in respect of prior year	—	10

	12	(29)

Taxation from discontinued operations	(15)	(40)

UK tax is calculated at 30 per cent (2004: 30 per cent) of the estimated assessable profit for the year. Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.
The charge for the year can be reconciled to the profit per the Income Statement as follows:

	2005	2004
	%	%

Tax at the UK corporation rate	30.0	30.0
Tax effect of share of results of associates	—	—
Tax effect of expenses that are not deductible in determining taxable profit	2.9	—
Tax effect of intangible asset	(12.3)	19.7
Tax effect of income not taxable	(0.8)	—
Tax effect of prior period adjustments	(1.3)	(11.1)
Effect of different tax rates of subsidiaries operating in other jurisdictions	—	1.7
Other tax effects	(3.0)	4.1

Effective tax rate for the year for discontinued operations	15.5	44.4

Report & Accounts 2005 Cadbury Schweppes 135

Financial Statements
Notes to the Financial Statements continued
32. Discontinued Operations continued
(e) The major classes of assets and liabilities comprising the operations classified as held for sale are as follows:

2005
£m

Assets
Non-current assets
Goodwill	230
Brand intangibles	370
Software intangibles	2
Property, plant and equipment	153
Investment in associates	30
Deferred tax assets	1
Trade and other receivables	1

787
Current assets
Inventories	20
Short-term investments	3
Trade and other receivables	116
Tax recoverable	3
Cash and cash equivalents	11
Derivative financial instruments	—

153
Non-current assets held for sale	1

Total Assets	941

Liabilities
Current liabilities
Trade and other payables	(160)
Tax payable	(3)
Short-term borrowings and overdrafts	(8)
Short-term provisions	(4)
Current instalments of finance leases	(2)
Derivative financial instruments	—

(177)

Non-current liabilities
Trade and other payables	(1)
Borrowings	—
Retirement benefit obligation	(12)
Tax payable	—
Deferred tax liabilities	(94)
Long-term provisions	(3)
Obligations under finance leases	(4)

(114)

Total Liabilities	(291)

Net Assets	650

IFRS requires that the total assets and total liabilities of discontinued operations are each shown separately and excluded from the individual line items of the Balance Sheet. However no re-presentation of the prior period is required and the assets and liabilities are included in the individual line items. Hence only amounts in respect of 2005 are shown above.
136 Cadbury Schweppes Report & Accounts 2005

(f) Cash flows from discontinued operations included in the Consolidated Cash Flow Statement are as follows:

	2005	2004
	£m	£m

Net cash flows from operating activities	89	96
Net cash flows from investing activities	(12)	(10)
Net cash flows from financing activities	—	—

	77	86

(g) Earnings per Share from discontinued operations are as follows:

	Earnings			EPS

	2005		2004	2005	2004
	£m		£m	pence	pence

Reported	73		50	3.5	2.5
Restructuring costs	14		26	0.7	1.3
Amortisation of brand intangibles	—		—	—	—
Non-trading items	—		(1)	—	(0.1)
IAS 39 adjustment — fair value accounting	—		n/a	—	n/a
Disposal costs	9		—	0.4	—
Effect of tax on above items	(15	)#	(9)	(0.7)	(0.4)

Underlying	81		66	3.9	3.3

#	Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands.
The diluted reported and underlying earnings are set out below:

	2005	2004
	pence	pence

Diluted Reported	3.5	2.4

Diluted Underlying	3.8	3.2

Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is included in Note 13.
33. Leasing Commitments
(a) Finance leases

	Minimum lease		Present value of
	payments		minimum lease
			payments

	2005	2004	2005	2004
	£m	£m	£m	£m

On leases expiring:
Within one year	23	22	20	20
Between one and five years	44	68	42	65
After five years	1	1	1	1

	68	91	63	86

Less future finance charges	(5)	(5)

Present value of lease obligations	63	86

Amount due for settlement within 12 months	20	20
Amount due for settlement after 12 months	43	66

It is the Group’s policy to lease certain of its fixtures and equipment under finance leases. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements are entered into for contingent rental payments. The fair value of the Group’s lease obligations approximates their carrying amount. Leasing commitments at 1 January 2006 are for the continuing group, the comparative includes Europe Beverages.
Report & Accounts 2005 Cadbury Schweppes 137

Financial Statements
Notes to the Financial Statements continued
33. Leasing Commitments continued
(b) Operating leases
At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2005	2004
	£m	£m

Within one year	52	57
Between one and five years	133	127
After five years	113	102

	298	286

Operating lease expenses charged in the income statement were as follows:

2005	2004
£m	£m

57	66

34.	Contingent liabilities and financial commitments

(a)	Cadbury Schweppes plc (the ‘Company’) has guaranteed borrowings and other liabilities of certain subsidiary undertakings, the amounts outstanding and recognised on the Group Balance Sheet at 1 January 2006 being £4,064 million (2004: £3,898 million). In addition, certain of the Company’s subsidiaries have guaranteed borrowings of certain other subsidiaries. The amount covered by such arrangements as at 1 January 2006 was £3,607 million (2004: £3,592 million). Payment under these guarantees would be required in the event that the relevant subsidiary was unable to pay the guaranteed borrowings when due. These guarantees cover the majority of the Group’s borrowings of £4,279 million (2004: £4,216 million) and have the same maturity.

(b)	Subsidiary undertakings have guarantees and indemnities outstanding amounting to £14 million (2004: £76 million).

(c)	The Company has a contingent obligation to subscribe for loan notes of up to £10 million during the period in respect of which Camelot Group plc has the licence to run the National Lottery (at present until 31 January 2009) and for six months after the termination of the licence. The obligation exists to ensure that Camelot Group plc has sufficient assets to satisfy its liabilities relating to its operation of the National Lottery.

(d)	The Group has given a number of indemnities on certain disposals including as to the ownership of assets and intellectual property, all outstanding tax liabilities, environmental liabilities and product liability claims. These may expire over a period of time up to the local statute of limitations although for ownership of assets and intellectual property these may be indefinite. Where appropriate the Group has made provisions for any liabilities which may crystallise.

(e)	Credit risk represents the accounting loss that would be recognised at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Group does not have a significant exposure to any individual customer, counterparty, or to any geographical region. The Group conducts business with banks representing many nationalities, in most cases through offices and branches located in London and maintains strict limits over its exposure to any individual counterparty.

(f)	Group companies are defendants in a number of legal proceedings incidental to their operations. The Group does not expect that the outcome of such proceedings either individually or in the aggregate will have a material effect on the Group’s operations, cash flows or financial position.
138     Cadbury Schweppes Report & Accounts 2005

35. Notes to the cash flow statement
Reconciliation of cash flow from operating activities

	2005	2004
	£m	£m

Profit from operations — Continuing Operations	1,003	825
Discontinued Operations	98	91

	1,101	916

Adjustments for:
Depreciation and amortisation	213	222
Restructuring	(17)	5
Non-trading items	(25)	(19)
Post-retirement benefits	7	19
Additional funding of past service pensions deficit	(31)	—
Other non-cash items	11	40

Operating cash flows before movements in working capital	1,259	1,183

Decrease/(increase) in inventories	10	(47)
(Increase)/decrease in receivables	(83)	9
Increase/(decrease) in payables	110	(39)
Net movement in working capital	37	(77)

	1,296	1,106

Income taxes paid	(206)	(150)

Net cash from operating activities	1,090	956

36. Group companies

				Proportion
			Country of	of issued share
			incorporation	capital held
	Activities		and operation	if not 100%

Details of principal associated undertakings

L’Europeenne D’Embouteillage SAS#	(b	)	France	50%
Camelot Group plc*	(c	)	Great Britain (ii)	20%
Dr Pepper/Seven Up Bottling Group, Inc	(b	)	US	45.4%
Meito Adams Company Ltd	(a	)	Japan	50%
Cadbury Nigeria PLC (listed)**	(a	)	Nigeria	46.4%
Crystal Candy (Private) Ltd	(a	)	Zimbabwe (i)	49%

Details of principal subsidiary undertakings
Operating companies (unless otherwise stated)

United Kingdom:
Cadbury Trebor Bassett (an unincorporated partnership operating in
Great Britain between Cadbury Ltd, Trebor Bassett Ltd and
The Lion Confectionery Co Ltd)	(a	)	n/a
Green & Black’s Chocolate Ltd*	(a	)	Great Britain
Reading Scientific Services Ltd*	(c	)	Great Britain

Report & Accounts 2005 Cadbury Schweppes     139

Financial Statements
Notes to the Financial Statements continued
36. Group companies continued

Proportion
		Country of		of issued share
		incorporation		capital held
	Activities	and operation		if not 100%

Europe:
Cadbury Belgium NV	(a)	Belgium
Schweppes Belgium SA#	(b)	Belgium
Dandy A/S	(a)	Denmark
Cadbury Stimorol Danmark A/S	(a)	Denmark
Cadbury France	(a)	France
Centre d’Elaboration des Concentrés Orangina#	(b)	France
Comptoir Européen de la Confiserie	(a)	France
Orangina Schweppes Holding#	(b)	France
Apollinaris & Schweppes GmbH#	(b)	Germany
Cadbury Hellas AE	(a)	Greece
Berkeley Re Ltd	(c)	Ireland
Cadbury Ireland Ltd	(a)	Ireland
Cadbury Italia SpA	(a)	Italy
Cadbury Nederland BV	(a)	Netherlands
Cadbury CIS BV	(a)	Netherlands
Schweppes International Ltd#	(b)	Netherlands† (i)
Cadbury Wedel Sp. zo.o.	(a)	Poland
Cadbury Portugal – Produtos de Conféitaria, Lda	(a)	Portugal
Schweppes Portugal, SA#	(b)	Portugal
Dirol Cadbury LLC	(a)	Russia
Cadbury España, SL	(a)	Spain
Cadbury Schweppes Bebidas de España SA#	(b)	Spain
La Casera SA#	(b)	Spain
Cadbury Sweden AB	(a)	Sweden
Cadbury Switzerland Faguet & Co	(a)	Switzerland

Americas:
Cadbury Stani Adams Argentina SA	(a)	Argentina (ii	)
Cadbury Adams Brasil Industria e Comercio de
Produtos Alimenticios Ltda	(a)	Brazil
Cadbury Adams Bolivia S.A.	(a)	Bolivia
Cadbury Adams Canada Inc	(a)	Canada
Cadbury Beverages Canada Inc	(b)	Canada
Cadbury Stani Adams Chile Productos Alimenticios Ltda	(a)	Chile
Cadbury Adams Colombia SA	(a)	Colombia
Cadbury Adams Costa Rica SA	(a)	Costa Rica
Cadbury Adams Dominicana S.A.	(a)	Dominican
Republic
Cadbury Adams Ecuador SA	(a)	Ecuador
Cadbury Adams El Salvador SA de CV	(a)	El Salvador
Cadbury Adams Guatemala, SA	(a)	Guatemala
Cadbury Adams Distribuidora Mexico, SA de C.V.	(a)	Mexico
Cadbury Adams Mexico, S de RL de CV	(a)	Mexico
Distribuidora Anahuac, SA de CV	(b)	Mexico (ii	)
Distribuidora de Aguas Minerales, SA de CV	(b)	Mexico (ii	)
Cadbury Adams Panama, SA	(a)	Panama
Cadbury Adams Peru SA	(a)	Peru
Cadbury Adams USA LLC	(a)	US (i	)
Dr Pepper/Seven Up, Inc	(b)	US
Mott’s LLP	(b)	US
Pacific Snapple Distributors, Inc	(b)	US
Snapple Beverage Corp	(b)	US
Snapple Distributors, Inc	(b)	US
CAS Uruguay SA	(a)	Uruguay
Cadbury Adams, SA	(a)	Venezuela

140     Cadbury Schweppes Report & Accounts 2005

Proportion
			Country of		of issued share
			incorporation		capital held
	Activities		and operation		if not 100%

Operating companies continued
Other overseas:
Cadbury Schweppes Pty Ltd	(a	)(b)	Australia (i	)
Cadbury Confectionery (Guangzhou) Co, Ltd	(a	)	China
Cadbury Food Co Ltd China	(a	)	China
Trebor Wuxi Confectionery Company Ltd	(a	)	China
Cadbury Egypt Group for Food Industries Company	(a	)	Egypt
The International Company for Gum and Confectionery S.A.E. ‘Incogum’	(a	)	Egypt
Cadbury Ghana Ltd	(a	)	Ghana
Cadbury Four Seas Company Ltd	(a	)	Hong Kong		70%
Cadbury India Ltd	(a	)	India		97.4%
PT Cadbury Indonesia	(a	)	Indonesia
Cadbury Japan Ltd	(a	)	Japan
Cadbury Kenya Ltd	(a	)	Kenya
Cadbury Adams Middle East SAL	(a	)	Lebanon
Cadbury Confectionery Malaysia SB	(a	)	Malaysia		65.5%
Cadbury Morocco	(a	)	Morocco
Cadbury Confectionery Ltd	(a	)	New Zealand
Cadbury Pakistan Ltd	(a	)	Pakistan		96%
Cadbury Singapore Pte Ltd	(a	)	Singapore
Bromor Foods (Pty) Ltd	(a	)	South Africa
Cadbury South Africa (Pty) Ltd	(a	)	South Africa
Cadbury (Swaziland) (Pty) Ltd	(a	)	Swaziland
Cadbury Adams (Thailand) Ltd	(a	)	Thailand
Kent Gida Maddeleri Sanayii ve Ticaret Anonim Sirketi	(a	)	Turkey (ii	)	65.4%

Finance and holding companies:
Cadbury Schweppes Australia Ltd	(c	)	Australia (ii	)
CS Finance Pty Ltd	(c	)	Australia (i	)
Cadbury Schweppes France SAS	(c	)	France
Berkeley Square Investments Ltd*	(c	)	Great Britain
Cadbury Schweppes Asia Pacific Pte Ltd	(c	)	Singapore
Cadbury Schweppes Finance p.l.c.*	(c	)	Great Britain
Cadbury Schweppes Holdings LLC	(c	)	Great Britain+ (i	)
Cadbury Schweppes Investments plc*	(c	)	Great Britain
Cadbury Schweppes Overseas Ltd	(c	)	Great Britain
Cadbury Schweppes US Investments Ltd	(c	)	Great Britain
Vantas International Ltd*	(c	)	Great Britain
Cadbury Schweppes Treasury Services	(c	)	Ireland (i	)
Adams MeCCA Holdings BV	(c	)	Mexico–
Cadbury Aguas Minerales, SA de CV	(c	)	Mexico (i) (ii	)
Cadbury Schweppes Investments BV	(c	)	Netherlands (i	)
Cadbury Schweppes Delaware, LP	(c	)	US
Cadbury Schweppes Holdings (U.S.)	(c	)	US
CBI Holdings Inc	(c	)	US (i	)

*	Investment directly held by Cadbury Schweppes plc
**	Proportion of issued share capital held increased to 50.02% post year-end.
†	Incorporated in Great Britain.
–	Incorporated in Netherlands.
+	Incorporated in US.
#	Company disposed on 2 February 2006 following the sale of Europe Beverages.
Advantage has been taken of Section 231(5) of the Companies Act 1985 to list only those undertakings as are required to be mentioned in that provision, as an exhaustive list would involve a statement of excessive length.
The nature of the activities of the individual companies is designated as follows:
(a) Confectionery
(b) Beverages
(c) Other (including holding companies)
The percentage voting right for each principal subsidiary is the same as the percentage of ordinary shares held.
Issued share capital represents only ordinary shares or their equivalent except for companies marked (i) where there are also preference shares or (ii) where there are both A and B classes of ordinary shares.
Report & Accounts 2005 Cadbury Schweppes     141

Financial Statements
Notes to the Financial Statements continued
37. Related party transactions
Transactions between the company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note. Transactions between the Group and its associates are disclosed below.
Trading transactions

					Amounts owed by		Amounts owed to
	Sales of goods		Purchases of goods		related parties		related parties

	2005	2004	2005	2004	2005	2004	2005	2004
	£m	£m	£m	£m	£m	£m	£m	£m

DPSUBG	242	285	73	5	36	23	11	9
EE	41	35	170	123	5	—	8	3
Meito Adams	5	6	36	36	1	—	3	2

DPSUBG — Dr Pepper/Seven Up Bottling Group, Inc
EE — L’Europeenne D’Embouteillage SAS
Remuneration of key management personnel
Key management of the Group are the Executive Directors and the Chief Executive’s Committee (see page 9 for details). Short-term employee benefits expense relating to these individuals was £10 million (2004: £9 million) and share-based payments expense was £10 million (2004: £8 million).
38. Foreign currency translation
The principal exchange rates used for translation purposes were as follows (£1=):

	Average	Average	Closing	Closing
	2005	2004	2005	2004

US dollar	1.82	1.83	1.72	1.92
Canadian dollar	2.20	2.21	2.01	2.30
Australian dollar	2.39	2.48	2.34	2.45
Euro	1.46	1.47	1.46	1.41
South African rand	11.5	11.7	10.9	10.8
Mexican peso	19.8	20.6	18.3	21.4

39. Events after the Balance Sheet date
On 1 September 2005, the Group announced its intention to sell Europe Beverages. On 21 November 2005, the Group received a binding offer to buy the business from a consortium acting on behalf of the funds managed by Blackstone Group International and Lion Capital LLP. The transaction was conditional upon receiving European Union regulatory approval.
The sale completed on 2 February 2006 for gross proceeds of €1.85 billion (£1.26 billion). Net proceeds after tax and expenses are expected to be £1.15 billion and we anticipate reporting a profit on disposal in 2006 of around £480 million. The proceeds from the disposal will be used to reduce the Group’s borrowings and to increase the funding of our defined benefit pension schemes. In accordance with IFRS 5, Europe Beverages has been classified as a discontinued operation in these financial statements. The results of Europe Beverages are included as discontinued operations in the consolidated income statement and the assets and liabilities are classified as held for sale in the consolidated balance sheet as described in Note 32.
On 1 March 2006, the Group announced its intention to repurchase a proportion of the outstanding £400 million 4.875% Sterling Notes due 2010. It is expected that on 14 March 2006 a repurchase of £323 million will take place.
142     Cadbury Schweppes Report & Accounts 2005

40. Explanation of transition to IFRS
In 2004, Cadbury Schweppes prepared its consolidated financial statements under UK generally accepted accounting principles (“UK GAAP”). With effect from 3 January 2005, Cadbury Schweppes is required to prepare its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”). One year of comparative IFRS financial information is required to be provided for the year ended 2 January 2005 (“2004”) and consequently, the date of transition to IFRS for the Group is 29 December 2003 being the first day of the comparative period (“the transition date”).
An explanation of the effect that the adoption of IFRS has had on the Group’s results is provided in Part (a).
Part (b) includes reconciliations of the UK GAAP financial information for the year ended 2 January 2005.
The change in reporting principally impacts the following areas: goodwill amortisation; share awards; pensions and deferred tax. Under IFRS, the 2004 underlying profit from operations (excluding brand intangible/goodwill amortisation/impairment, restructuring costs and non-trading items) is 4% lower and the underlying earnings are 6% lower than under UK GAAP. Under IFRS, the 2004 net assets are £788 million lower than under UK GAAP. This is due to full inclusion of the pension fund deficit and the provision of deferred tax in relation to brand intangibles arising from past acquisitions.
(a) Significant differences between UK GAAP and IFRS
The significant differences between UK GAAP and IFRS impacting the results and net assets of Cadbury Schweppes are described below. These differences affect the 2004 comparative information and, unless otherwise stated, have been applied retrospectively in arriving at the transition balance sheet under IFRS.
• Share-based payments
Cadbury Schweppes uses share awards to provide incentives to employees and encourage a strong ownership culture within management. Details of the share awards used by the Group can be found in Note 26 on page 120. Under UK GAAP, Cadbury Schweppes recorded a charge for employee share incentive awards based on the intrinsic value of the award being the difference, if any, between the option price of the conditional award and the share price on the date of grant. Cadbury Schweppes utilised the exemption available within UITF Abstract 17 from reporting a charge to profits for UK Inland Revenue approved SAYE schemes and equivalent overseas schemes. As the Group’s share options have an option price equal to the market price on the date of grant no charge was required to be recorded under UK GAAP. Consequently, the Group charge in respect of share awards under UK GAAP was relatively small and reflected the cash cost of providing share awards to its employees.
IFRS 2 “Share based payments” requires the Group to record a charge for all share-based payments equivalent to the fair value of the award as at the date of grant. An expense is recognised to spread the fair value of each award over its vesting period on a straight-line basis, after allowing for an estimate of the share awards that will eventually vest. As permitted by the standard, the Group has applied IFRS 2 to all unvested share awards as at the transition date.
The Group has calculated fair values for each of its employee incentive share awards. The calculation of fair values requires Management to select the option valuation model which they consider to be the most appropriate for the valuation of each type of award. The key variables in arriving at the share option charge are the expected future volatility in the Cadbury Schweppes share price, the expected period of time between grant and exercise for an award and the expected level of forfeiture that will occur between award grant and vesting.
The application of IFRS 2 instead of UK GAAP has resulted in an incremental charge to profits in 2004 of £29 million.
• Post Employment Benefits
Under UK GAAP, Cadbury Schweppes accounted for post employment benefits under SSAP 24 “Accounting for Pension costs”. This standard seeks to spread the cost of providing defined benefit pensions and post retirement benefits over the estimated average remaining service life of the scheme members based upon a triennial valuation.
Under IFRS, the Group is required to calculate the pension cost for defined benefit pension schemes and other post employment benefits using a Projected Unit Credit Method, with actuarial valuations being carried out at each balance sheet date. The Group has applied the option within the Amendment to IAS 19 that allows for immediate recognition of all actuarial gains and losses in the period in which they occur, outside of profit and loss and presented in the Statement of Recognised Income and Expense (“SORIE”). This approach is very similar to the current UK GAAP standard FRS 17 “Retirement Benefits”.
Accounting for defined contribution pension schemes under IFRS is consistent with the previous accounting applied under UK GAAP.
The Group intends to present the current and past service pension costs as a charge to Profit from Operations. The unwinding of the discount on pension liabilities and the expected return on pension assets will be presented as a financing item.
The immediate recognition of the Group’s pension liabilities on the balance sheet results in the recognition of a liability of £410 million in the balance sheet at the date of transition. This is an incremental liability of £337 million compared with that recorded under SSAP 24. As at 2 January 2005 this deficit had increased to £485 million primarily due to changes in actuarial assumptions.
Report & Accounts 2005 Cadbury Schweppes     143

Financial Statements
Notes to the Financial Statements continued
40. Explanation of transition to IFRS continued
The application of IAS 19 to the Group’s results for 2004 reduces profit from operations by £15 million and reduces the net financing charge by £9 million resulting in an increase in the underlying incremental charge of £6 million.
• Goodwill/brand intangibles amortisation
Under UK GAAP, goodwill is amortised over its estimated life, which is normally 20 years. Brand intangibles are amortised over their estimated useful life. Under UK GAAP, the significant majority of the Group’s brands were deemed to have an indefinite life and were not amortised, instead being subject to an annual impairment review. The goodwill and brand intangibles amortisation charge in 2004 was £139 million.
Under IFRS 3 “Business Combinations”, goodwill is considered to have an indefinite life and hence is not subject to amortisation. Instead it is reviewed for impairment annually. Intangible assets continue to be amortised over their estimated useful economic life. Under IFRS, the significant majority of the Group’s brands continue to be deemed to have an indefinite life and are not amortised. These will continue to be subject to an annual impairment review.
The application of IFRS 3 to the results of the Group for 2004 increases reported earnings by £132 million. As goodwill amortisation is excluded from the Group’s underlying performance measures, there is no impact on underlying profit from operations or earnings. The residual amortisation charge reflects amortisation of certain brands which consistent with UK GAAP are deemed to have a definite life.
• Deferred tax
Under UK GAAP, the Group recognised deferred tax on temporary differences that arose from the inclusion of gains and losses in tax assessments in periods different from those in which they were recognised in the financial statements (an income statement approach).
Under IAS 12 “Deferred tax”, deferred tax is recognised in respect of nearly all taxable temporary timing differences arising between the tax base and the accounting book value of balance sheet items (a balance sheet approach). This results in deferred tax being recognised on certain temporary differences that would not have given rise to deferred tax under UK GAAP.
Under IFRS, a deferred tax balance is recognised in a business combination for any difference between the fair value of an acquired asset and its equivalent tax basis. Over the last ten years Cadbury Schweppes has acquired a number of brand businesses and consequently recognised brand intangibles of over £3 billion. A number of these acquisitions were structured as a purchase of shares and therefore the brand intangible that was recognised for accounting purposes has no equivalent tax basis. The Group has therefore recognised an incremental deferred tax liability of £711 million. As a business combination does not directly affect profits, no equivalent adjustment is required under the income statement approach required by UK GAAP.
Normally, the recognition of such a deferred tax liability in a business combination would result in a corresponding increase in goodwill. However, under the exemption applied within IFRS 1 relating to the restatement of business combinations, the Group is not permitted to adjust the carrying value of goodwill prior to the transition date. Consequently, the recognition of the liability has resulted in an equivalent reduction in reserves. This deferred tax liability will only crystallise on any subsequent disposal, amortisation or impairment of the brands. As the majority of the Group’s brands are not amortised, the crystallisation of the deferred tax liability is not expected in the near future.
In addition, deferred taxation has been provided, where appropriate as a result of other IFRS transition adjustments, principally recoverable deferred tax assets in respect of the full recognition of pension deficits.
• Restructuring costs
The Group classifies the costs of expenses associated with the implementation of its four year Fuel for Growth programme as Restructuring costs, outside of the Group’s underlying results. In 2004, certain Fuel for Growth related redundancies resulted in the crystallisation of a pension liability of £4 million that was not fully provided for under SSAP 24. The full recognition of all pension deficits under IFRS at the transition date has led to the reversal of this charge.
• Associates and Joint Ventures
Under UK GAAP, associates were accounted for under the equity method with the Group’s share of associates’ interest and tax included within the headings of interest and tax in the profit and loss account.
Under IFRS, the Group will continue to account for associates and joint ventures using the equity method and no significant differences have arisen in the accounting policies of the Group’s associates or joint ventures as a result of the adoption of IFRS. However, the presentation of the results from these entities will change, as the net result from associates and joint ventures after interest and tax is presented as a single line within the Group’s profit before taxation.
This presentational change has no impact on earnings but in 2004 has resulted in a reduction in profit before financing and taxation of £23 million with an offsetting reduction in the financing charge of £12 million and in the taxation charge of £11 million.
144     Cadbury Schweppes Report & Accounts 2005

• Dividends payable
Under UK GAAP, the Group recognised a liability for dividends that were proposed in respect of a prior accounting period, even if the formal authorisation of the dividend did not take place until after the year-end.
In accordance with IAS 10 “Events after the Balance Sheet Date”, dividends declared after the balance sheet date are not recognised as a liability in the financial statements, as there is no present obligation at the balance sheet date.
Accordingly, no accrual is required for the final dividend declared for 2003 of £168 million and for 2004 of £177 million.
• Development costs
Under UK GAAP, the Group elected to expense all development costs as incurred.
Under IAS 38, the Group is required to assess whether any development costs meet the criteria for capitalisation. If the criteria are met, capitalisation is mandatory and the capitalised amounts are amortised to profit over their expected useful lives.
Cadbury Schweppes has undertaken a review of its research and development costs and concluded that the amount of its development costs that fall to be capitalised under IAS 38 is insignificant, as the majority of such costs are incurred prior to the point at which the Group has a technologically viable product from which economic benefits are probable to occur.
• Financial Instruments including commodity contracts
Under the transitional requirements of IFRS the Group is permitted to continue to apply the hedging requirements of UK GAAP in the preparation of its 2004 comparative IFRS financial statements. The Group has elected to apply this exemption and hence the adoption of IFRS has no impact on accounting for financial instruments, including commodity contracts, for 2004.
(b) Reconciliation of income statement and equity from UK GAAP
Consolidated Income Statement

For the 53 weeks ended 2 January 2005	UK GAAP		Share based				Restated
	IFRS format	Goodwill	payments	Pensions	Associates	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m

Revenue	6,738	—	—	—	—	—	6,738
Trading costs	(5,623)	—	(29)	(15)	—	(1)	(5,668)
Restructuring costs	(171)	—	—	4	—	1	(166)
Amortisation and impairment of intangibles	(139)	132	—	—	—	—	(7)
Non-trading items	19	—	—	—	—	—	19

Profit from Operations	824	132	(29)	(11)	—	—	916
Share of result in associates	44	—	—	—	(23)	—	21

Profit before Financing and Taxation	868	132	(29)	(11)	(23)	—	937
Investment revenue	39	—	—	9	—	—	48
Finance costs	(265)	—	—	—	12	—	(253)

Profit before Taxation	642	132	(29)	(2)	(11)	—	732
Taxation	(189)	(4)	—	(2)	11	(1)	(185)

Attributable Profit for the Period	453	128	(29)	(4)	—	(1)	547

Report & Accounts 2005 Cadbury Schweppes     145

Financial Statements
Notes to the Financial Statements continued
40. Explanation of transition to IFRS continued
(b) Reconciliation of income statement and equity from UK GAAP continued
Consolidated Balance Sheet

As at 2 January 2005	UK GAAP	Goodwill/			Deferred			Restated
	IFRS format	Intangibles	Software	Pensions	tax	Dividends	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Non-current assets

Goodwill	2,224	128	—	—	—	—	—	2,352
Brand intangibles	3,261	–	–	–	–	–	–	3,261
Software intangibles	–	–	144	–	–	–	–	144
Property, plant and equipment	1,608	–	(144)	–	–	–	–	1,464
Investment in associates	324	–	–	–	(2)	–	2	324
Deferred tax assets	17	–	–	–	–	–	–	17
Trade and other receivables	67	–	–	–	–	–	–	67
Other investments	11	–	–	–	–	–	–	11

	7,512	128	–	–	(2)	–	2	7,640

Current assets
Inventories	708	–	–	–	–	–	1	709
Short-term investments	21	–	–	–	–	–	–	21
Trade and other receivables	1,152	–	–	–	–	–	(2)	1,150
Tax recoverable	30	–	–	–	–	–	–	30
Cash and cash equivalents	325	–	–	–	–	–	–	325

	2,236	–	–	–	–	–	(4)	2,235
Assets held for sale	5	–	–	–	–	–	–	5

Total Assets	9,753	128	–	–	(2)	–	1	9,880

Liabilities
Current liabilities
Trade and other payables	(1,731)	–	–	–	–	177	8	(1,546)
Tax payable	(150)	–	–	–	–	–	–	(150)
Short-term borrowings and overdrafts	(610)	–	–	–	–	–	–	(610)
Short-term provisions	(69)	–	–	–	–	–	2	(67)
Obligations under finance leases	(20)	–	–	–	–	–	–	(20)

	(2,580)	–	–	–	–	177	10	(2,393)
Non-current liabilities
Trade and other payables	(27)	–	–	–	–	–	–	(27)
Borrowings	(3,520)	–	–	–	–	–	–	(3,520)
Retirement benefit obligation	(65)	–	–	(420)	–	–	–	(485)
Tax payable	(184)	–	–	–	–	–	–	(184)
Deferred tax liabilities	(213)	(4)	–	39	(717)	–	–	(895)
Long-term provisions	(10)	–	–	–	–	–	–	(10)
Obligations under finance leases	(66)	–	–	–	–	–	–	(66)

	(4,085)	(4)	–	(381)	(717)	–	–	(5,187)

Total Liabilities	(6,665)	(4)	–	(381)	(717)	177	10	(7,580)

Net Assets	3,088	124	–	(381)	(719)	177	11	2,300

146     Cadbury Schweppes Report & Accounts 2005

Consolidated Balance Sheet

As at 29 December 2003	UK GAAP	Goodwill/			Deferred			Restated
	IFRS format	Intangibles	Software	Pensions	tax	Dividends	Other	IFRS
	£m	£m	£m	£m	£m	£m	£m	£m

Assets
Non-current assets
Goodwill	2,384	–	–	–	–	–	–	2,384
Brand intangibles	3,443	–	–	–	–	–	–	3,443
Software intangibles	–	–	177	–	–	–	–	177
Property, plant and equipment	1,624	–	(177)	–	–	–	–	1,447
Investment in associates	313	–	–	–	(2)	–	3	314
Deferred tax assets	20	–	–	–	–	–	–	20
Trade and other receivables	81	–	–	–	–	–	–	81
Other investments	15	–	–	–	–	–	–	15

	7,880	–	–	–	(2)	–	3	7,881

Current assets Inventories	672	–	–	–	–	–	1	673
Short-term investments	127	–	–	–	–	–	–	127
Trade and other receivables	1,189	–	–	–	–	–	(5)	1,184
Tax recoverable	32	–	–	–	–	–	–	32
Cash and cash equivalents	306	–	–	–	–	–	–	306

	2,326	–	–	–	–	–	(4)	2,322
Assets held for sale	9	–	–	–	–	–	–	9

Total Assets	10,215	–	–	–	(2)	–	(1)	10,212

Liabilities
Current liabilities
Trade and other payables	(1,796)	–	–	–	–	168	7	(1,621)
Tax payable	(181)	–	–	–	–	–	–	(181)
Short-term borrowings and overdrafts	(1,065)	–	–	–	–	–	–	(1,065)
Short-term provisions	(117)	–	–	–	–	–	–	(117)
Obligations under finance leases	(4)	–	–	–	–	–	–	(4)

	(3,163)	–	–	–	–	168	7	(2,988)

Non-current liabilities Other liabilities	(15)	–	–	–	–	–	–	(15)
Borrowings	(3,564)	–	–	–	–	–	–	(3,564)
Retirement benefit obligation	(73)	–	–	(337)	–	–	–	(410)
Tax payable	(108)	–	–	–	–	–	–	(108)
Deferred tax liabilities	(244)	–	–	40	(749)	–	–	(953)
Long-term provisions	(14)	–	–	–	–	–	–	(14)
Obligations under finance leases	(11)	–	–	–	–	–	–	(11)

	(4,029)	–	–	(297)	(749)	–	–	(5,075)

Total Liabilities	(7,192)	–	–	(297)	(749)	168	7	(8,063)

Net Assets	3,023	–	–	(297)	(751)	168	6	2,149

The adoption of IFRS required a re-presentation of the Cash Flow statement but did not affect the cash flows of the Group.
Report & Accounts 2005 Cadbury Schweppes     147

Financial Statements
Notes to the Financial Statements continued
41. IAS 39 Transition balance sheet
The Group adopted IAS 32 ‘Financial Instruments: presentation and disclosure’ and IAS 39 ‘Financial Instruments: recognition and measurement’ from 3 January 2005. In the preparation of its financial statements in accordance with IFRS for the year ended 2 January 2005, the Group continued to apply the hedge accounting rules of UK GAAP, taking advantage of the exemption available within IFRS 1 ‘First time adoption of IFRS’.
The Group is required to recognise transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at 3 January 2005.
Although the Group has taken the decision not to hedge account for a number of its hedging arrangements, it is deemed to have hedge accounted under UK GAAP until 2 January 2005 and discontinued hedge accounting prospectively thereafter. IFRS1 requires the Group to recognise various transitional adjustments to account for those hedging relationships at 3 January 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk. Detailed below is a reconciliation between the IFRS restated balance sheet as at 2 January 2005 applying prior GAAP hedge accounting and the balance sheet after the adoption of both IAS 32 and IAS 39.
Certain of the Group’s interest rate swaps, including cross currency interest rate swaps, that were previously accounted for as fair value hedges of borrowings under UK GAAP were not previously measured at fair value. In these cases, the difference between the derivative’s fair value and its previously reported carrying value has been recognised directly in opening retained earnings. Changes in the fair value of the underlying hedged debt due to the hedged risk that was previously not recognised have also been recognised in opening retained earnings. Adjustments to underlying hedged debt will be recognised in future earnings on an amortised cost basis.
Other interest rate swaps, currency and commodity contracts that were previously accounted for as cash flow hedges of forecasted transactions under UK GAAP were not previously measured at fair value. In these circumstances, the difference between the derivative’s fair value and its previously reported carrying value has been recognised directly in equity. In the case of settled commodity contracts, previously deferred gains and losses have been re-allocated to equity. These deferred gains or losses will be recognised in future earnings at the time at which the hedged forecasted transaction is recognised.
Those swaps and currency contracts that were considered to be non-qualifying hedging instruments at the date of transition have been recognised at fair value with the difference between its fair value and its previously reported carrying value being recognised directly in opening retained earnings. Additionally the Group has recognised the fair value of embedded derivatives found within certain of its supply contracts in opening retained earnings.
All derivative instruments will continue to be recognised on balance sheet at fair value with future gains and losses being recognised immediately in earnings, except when the hedging requirements of IAS 39 are met.
148   Cadbury Schweppes Report & Accounts 2005

Restatement of consolidation balance sheet to include IAS 32 and IAS 39

As at 2 January 2005			Restated IFRS
		IAS 39	including
	Restated	transition	IAS 39
	IFRS	adjustment	adjustments
	£m	£m	£m

Assets
Non-current assets	7,640	–	7,640

Current assets
Inventories	709	–	709
Short-term investments	21	–	21
Trade and other receivables	1,150	71	1,221
Tax recoverable	30	–	30
Cash and cash equivalents	325	–	325

	2,235	71	2,306
Assets held for sale	5	–	5

Total Assets	9,880	71	9,951

Liabilities
Current liabilities
Trade and other payables	(1,546)	(90)	(1,636)
Tax payable	(150)	–	(150)
Short-term borrowings and overdrafts	(610)	23	(587)
Short-term provisions	(67)	–	(67)
Obligations under finance leases	(20)	–	(20)

	(2,393)	(67)	(2,460)

Non-current liabilities
Trade and other payables	(27)	–	(27)
Borrowings	(3,520)	(26)	(3,546)
Retirement benefit obligations	(485)	–	(485)
Tax payables	(184)	–	(184)
Deferred tax liabilities	(895)	(4)	(899)
Long-term provisions	(10)	–	(10)
Obligations under finance leases	(66)	–	(66)
Derivative financial instruments

	(5,187)	(30)	(5,217)

Total Liabilities	(7,580)	(97)	(7,677)

Net Assets	2,300	(26)	2,274

Equity
Share capital	259	–	259
Share premium account	1,098	–	1,098
Other reserves	(168)	(8)	(168)
Retained earnings	882	(18)	856

Equity attributable to equity holders of the parent	2,071	(26)	2,045

Minority interest	229	–	229

Total Equity	2,300	(26)	2,274

Report & Accounts 2005 Cadbury Schweppes   149

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles
From 3 January 2005, the Group has prepared its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU) (see Note 40). IFRS differs in certain respects from US generally accepted accounting principles (US GAAP). Set out below is a summary of the significant differences and related adjustments to reconcile consolidated profit for the financial period and consolidated shareholders’ equity under IFRS to US GAAP.
IFRS as adopted by the EU differs in certain respects from IFRS as issued by the International Accounting Standards Board (IASB). However, the consolidated financial statements for the periods presented would be no different had the Group applied IFRS as issued by the IASB. References to IFRS hereafter should be construed as references to IFRS as adopted by the EU.
As a result of the Group’s transition to IFRS on 29 December 2003, the reconciliations of net income and net equity for 2004 published in previous periods have been amended to reflect the restated consolidated profit and shareholders’ equity reported in the Consolidated Income Statement and Consolidated Balance Sheet.
Under the IFRS transition provisions within the Securities and Exchange Commission’s Form 20-F requirements, the Group is permitted to provide two years of comparable financial information under IFRS and reconciliations to US GAAP for the periods presented.
Effects on profit of differences between IFRS and US generally accepted accounting principles

		2005	2004
Notes		£m	£m

	Profit for the period (under IFRS)	776	547
	Attributable to Minority interests	(11)	(22)

	Profit for the period attributable to Equity holders of the parent	765	525
	US GAAP adjustments:
42(b)	Intangible amortisation	(22)	(26)
42(i)	Restructuring	–	(24)
42(c)	Interest capitalised	8	7
42(c)	Depreciation of capitalised interest	(4)	(3)
42(g)	Retirement benefits	(55)	(19)
42(h)	Disposal gain adjustments	(3)	–
42(d)	Derivatives	24	15
42(j)	Employee share arrangements	–	18
42(k)	Deconsolidation of variable interest entity	(9)	17
42(e)	Taxation on above adjustments	(82)	(26)

	Net income (under US GAAP)	622	484

In respect of:
Continuing operations		561	430
Discontinued operations		61	54

		622	484

Except as discussed in Note 42 (k) the minority share of IFRS to US GAAP adjustments is not material. US GAAP adjustments in respect of discontinued operations were a charge of £12 million (2004: £4 million credit). The adjustments reflected the effects of interest capitalisation and restructuring costs. In addition, in 2005, an US GAAP adjustment was recorded to reverse a deferred tax credit arising on the intra-group transfer of intellectual property assets recorded under IFRS.
Earnings per ADR under US GAAP

	2005	2004
	£ per ADR	£ per ADR

Earnings per ADR – from continuing operations
Basic	1.10	0.84
Diluted	1.08	0.84
Earning per ADR – from discontinued operations
Basic	0.12	0.11
Diluted	0.12	0.11

	2005	2004
	million	million

Average number of ADRs – Basic	513	507
Average number of ADRs – Diluted	519	510

See Note 13 for a reconciliation of shares used in the Basic and Diluted EPS calculations. Each ADR represents four ordinary shares.
150   Cadbury Schweppes Report & Accounts 2005

Cumulative effect on Shareholders’ Equity of differences between IFRS and US generally accepted accounting principles

		2005	2004
		£m	£m

	Total Equity (under IFRS)	3,035	2,300
	Minority Interest	(27)	(229)

	Equity attributable to equity holders of the parent	3,008	2,071
	US GAAP adjustments:
42(a), (b)	Goodwill and intangibles	958	957
42(g)	Retirement benefits	220	349
42(g)	Recognition of additional minimum pension liability	(53)	(120)
42(i)	Restructuring	12	12
42(c)	Interest capitalisation	34	29
42(f)	Property revaluations	(59)	(59)
42(d)	Derivatives	–	(58)
	Other	6	3
42(e)	Taxation on above adjustments	562	585

	Total shareholders’ Equity (under US GAAP)	4,688	3,769

Except as discussed in Note 42 (k) the minority share of IFRS to US GAAP adjustments is not material.
US GAAP Statements of Income
Statements of Income presented in accordance with US GAAP using US GAAP measurement principles for the two years ended 1 January 2006 are set out below:

	2005	2004
	£m	£m

Revenue	6,508	6,085
Cost of sales	(3,074)	(2,574)

Gross profit	3,434	3,511
Selling, general and administrative expenses	(2,419)	(2,572)
Restructuring costs	(72)	(163)
Non-trading items	22	18
Intangible amortisation	(28)	(33)

Operating income	937	761
Interest expense	(218)	(221)
Interest income	31	39

Income before income taxes	750	579
Income taxes	(212)	(168)
Minority interest charges	(5)	(3)
Earnings from unconsolidated affiliates (net of tax)	28	22

Income from continuing operations	561	430
Discontinued operations (net of tax)	61	54

Net income	622	484

Report & Accounts 2005 Cadbury Schweppes   151

Financial Statements
Notes to the Financial Statements continued
US GAAP Balance Sheet
A summary balance sheet presented in accordance with US GAAP using US GAAP measurement principles is set out below:

	2005	2004
	£m	£m

Assets
Cash and cash equivalents	332	325
Short-term investments	47	21
Account receivables – trade (net of allowance for doubtful debts)	862	915
Inventories	713	702
Deferred income taxes	142	80
Prepaid expenses and other	439	266

Total current assets	2,535	2,309
Property, plant & equipment	1,567	1,600
Goodwill	4,437	4,565
Other intangibles	1,870	2,009
Equity method investments	372	324
Deferred income taxes	19	19
Other assets	72	113
Assets held for sale	1,097	–

Total assets	11,969	10,939

Liabilities and Shareholders’ Equity
Accounts payable	591	618
Accrued liabilities	1,036	983
Accrued income taxes	375	334
Deferred income taxes	53	26
Short-term debt	560	621
Current portion of long-term debt	654	253

Total current liabilities	3,269	2,835
Long-term debt	3,029	3,598
Other long-term liabilities	288	356
Deferred income taxes	376	360
Liabilities directly associated with assets classified as held for sale	292	–

Total liabilities	7,254	7,149
Minority interests	27	21
Total shareholders’ equity	4,688	3,769

Net liabilities and shareholders’ equity	11,969	10,939

The following table is a reconciliation of the movement in shareholders’ equity as reported under US GAAP for the financial year.

£m

At 29 December 2003	3,669
Net income under US GAAP	484
Dividends reported under US GAAP	(246)
Currency translation adjustment (net of tax)	(192)
New share capital issued	25
Employee share arrangements	53
Minimum pension liability (net of tax)	(24)

At 2 January 2005	3,769
Net income under US GAAP	622
Dividends reported under US GAAP	(260)
Currency translation adjustment (net of tax)	358
New share capital issued	37
Employee share arrangements	95
SFAS 133 transition adjustment (net of tax)	12
Minimum pension liability (net of tax)	55

At 1 January 2006	4,688

152   Cadbury Schweppes Report & Accounts 2005

(a) Goodwill
Prior to 1998 the Group wrote off acquisition goodwill against reserves in the balance sheet in the year of acquisition. From 1998 to 2003, acquired goodwill was capitalised and its subsequent measurement (via annual impairment review or annual amortisation charge) was determined based on the individual circumstances of each business acquired. A portion of the goodwill capitalised from 1998 to 2003, related to associates, was not amortised under UK GAAP. Upon IFRS adoption, the Group exercised the exemption available under IFRS 1 “First time Adoption of IFRS” not to restate business combinations prior to the date of transition of the Group’s reporting GAAP from UK GAAP to IFRS and as a consequence such goodwill is permanently written-off against reserves. Since 29 December 2003, amortisation on goodwill ceased. Acquired goodwill continues to be capitalised, but is not amortised. Under IFRS, goodwill is reviewed for potential impairment where there is an indication that an impairment may have occurred or else annually. Any impairment is measured by comparing the carrying value of goodwill for each Cash Generating Unit (CGU) with their recoverable amount. Any impairment is recognised immediately in the Consolidated Income Statement, within Profit from Operations.
For the purposes of US GAAP, all goodwill written off against reserves under IFRS is reinstated as an asset on the balance sheet. Under US GAAP, for periods ending on or before 30 December 2001, goodwill was amortised on a straight-line basis over the useful economic life, not to exceed 40 years. Effective 31 December 2001, the Group adopted SFAS 142, “Goodwill and Other Intangible Assets”. The statement requires that goodwill not be amortised but rather be tested at least annually for impairment. The Group carries out an annual impairment review of goodwill as at the year-end date.
Under US GAAP impairment reviews are carried out at the reporting unit level, which are sub-divisions of the Group’s reporting segments. The impairment review process compares the fair value of each reporting unit to its carrying value, including the associated goodwill. The fair value of each reporting unit is valued using a discounted cash flow methodology. These cash flows are discounted at rates that management estimate to be the risk affected average cost of capital for the particular businesses. If the carrying value of the reporting unit exceeds the fair value, the Group performs an additional step to calculate the total amount of the goodwill impairment. This second step involves allocating the fair value of the reporting unit to the assets and liabilities of the reporting unit including any unrecognised intangible assets. An impairment charge is recognised to the extent that the carrying amount of the goodwill exceeds any residual unallocated fair value.
An historic reconciling adjustment in Shareholders’ Equity exists reflecting the different accounting for goodwill prior to 29 December 2003. No impairments have been identified under either IFRS or US GAAP in 2005 or 2004. Consequently, there is no reconciling item in the Consolidated Income Statement.
The following table provides a reconciliation of the Group’s US GAAP goodwill during 2005:

	Americas	Americas	EMEA	Europe	Asia
	Beverages	Confectionery		Beverages	Pacific	Total
	£m	£m	£m	£m	£m	£m

Book value at beginning of year (restated)	1,886	1,007	899	426	347	4,565
Exchange rate adjustments	208	86	9	(92)	13	224
Goodwill acquired	–	–	8	1	1	10
Adjustments pursuant to completion of purchase price allocation	–	–	–	–	(4)	(4)
Disposals	(3)	–	(20)	–	–	(23)
Transfers to assets held for sale	–	–	–	(335)	–	(335)

Book value at end of year	2,091	1,093	896	–	357	4,437

The prior year analysis of goodwill and intangible assets resulted in an amount that was classified as intangible assets rather than goodwill. A reclassification out of intangible assets into goodwill has been made in the US GAAP balance sheet.
b) Intangible assets
Under IFRS, the cost of brands acquired must be capitalised and, if the life of the asset is deemed to be indefinite, no amortisation or writedown is required unless there is an impairment in value below cost. On at least an annual basis, the Group reviews non-amortised identifiable intangible assets for possible impairment using an estimate of the related discounted cash flows in measuring whether the asset is recoverable.
Under US GAAP, an intangible asset in a business combination should be recognised (i) if it arises from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged. Under US GAAP, intangible assets that have indefinite useful lives are not amortised but are tested at least annually for impairment. Intangible assets that have finite lives are amortised over their useful lives.
Customer relationships, acquired with Adams meet the definition of an intangible asset under US GAAP but did not meet the requirement to be capitalised as an intangible under UK GAAP. As the Group exercised the IFRS 1 exemption not to restate business combinations the item is treated as goodwill under IFRS. Consequently, these customer relationships are transferred from goodwill to intangibles for the purposes of US GAAP reporting. As these intangibles are deemed to have a definite life an amortisation charge is recorded under US GAAP that is not present under IFRS.
In addition, as a result of historical differences between IFRS and US GAAP relating to the amortisation policy of intangible assets, at 29 December 2003, an on-going reconciling adjustment in Shareholders’ Equity exists.
Report & Accounts 2005 Cadbury Schweppes   153

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles
continued
(b) Intangible assets continued
The following table provides a reconciliation of the Group’s US GAAP intangible assets during 2005:

			Other
	Indefinite	Definite	definite life
	life brands	life brands	intangibles	Total
	£m	£m	£m	£m

Cost at beginning of year	2,080	23	242	2,345
Accumulated amortisation at beginning of year	(288)	(8)	(40)	(336)

Book value at beginning of year (restated)	1,792	15	202	2,009
Exchange rate adjustments	183	5	25	294
Reallocation to definite life brands	(10)	10	–	–
Reallocation from goodwill	–	–	–	–
Acquisitions	25	–	–	25
Amortisation	–	(6)	(22)	(28)
Transfers to assets held for sale	(349)	–	–	(349)

Book value at end of year	1,641	24	205	1,870

The book value at the end of the year is analysed below:

			Other
	Indefinite	Definite	definite life
	life brands	life brands	intangibles	Total
	£m	£m	£m	£m

Cost at end of year	1,929	38	267	2,234
Accumulated amortisation at end of year	(288)	(14)	(62)	(364)

Book value at end of year	1,641	24	205	1,870

The weighted average amortisation period for the definite life intangibles is 20 years (2004: 20 years). The total amortisation charge expected under US GAAP in 2006 is £26 million. As a consequence of the pattern of the amortisation applied this annual charge will fall in each of the following four years, to be approximately £20 million in 2009. The principal component of other definite life intangibles relates to customer relationships.
(c) Interest capitalisation
Under IFRS, the capitalisation of interest is optional and the Group does not capitalise such interest. Under US GAAP interest is required to be capitalised on capital construction projects and amortised over the life of the asset.
(d) Derivative instruments
Under IFRS, certain derivative instruments were not required to be recognised on the balance sheet at fair value until 3 January 2005. At this date, the Group adopted IAS 39 under IFRS on a prospective basis, requiring recognition of all derivative instruments at fair value on the balance sheet. Under IFRS, the Group has not applied hedge accounting to all of its derivative instruments. Therefore, movements in the fair value of such derivatives are reflected in the Consolidated Income Statement as a component of Finance cost.
Under US GAAP, consistent with IFRS, all derivatives are recorded in the financial statements at fair value. Since the Group has not designated its derivatives as hedges all movements in the fair value of derivatives are reflected in the Consolidated Income Statement as a component of Interest expense. However, since US GAAP has required derivatives to be held on the balance sheet at fair value since 1 January 2001, there is an adjustment of £58 million included in shareholders’ equity under US GAAP as at 29 December 2003 and a gain of £15 million recognised as a reconciling item between profit under IFRS and US GAAP in 2004. Subsequent to 3 January 2005, the only difference in the accounting for derivatives under IFRS and US GAAP is the unwinding of the transition accounting upon initial adoption of SFAS 133 and IAS 39, resulting in a gain of £24 million recognised as a reconciling item between profit under IFRS and US GAAP in 2005.
154   Cadbury Schweppes Report & Accounts 2005

(e) Deferred taxation
The fundamental basis of recognising deferred taxes is the similar under both IFRS and US GAAP, however certain detailed differences exist.
Under IFRS, deferred tax is based on tax rates and laws that have been enacted, or substantively enacted. For US GAAP, only tax rates and laws that have been enacted are taken into account. In addition under IFRS, deferred tax is recognised on the difference between the carrying amount determined using the historical rate of exchange and the balance sheet date exchange rate. Under US GAAP, no deferred tax is recognised for differences related to assets and liabilities that are remeasured from local currency into the functional currency resulting from changes in exchange rates. These differences have not resulted in material differences in 2005 and 2004, and as a consequence there is no reconciling item between IFRS and US GAAP.
Under IFRS, deferred tax is recognised on intra-group transfers of assets and liabilities, including transfers of intellectual property assets. Under US GAAP the recognition of deferred tax on such transactions is not permitted. In 2005, a deferred tax credit that was recorded under IFRS on an intra-group transfer of assets was reversed in arriving at US GAAP.
For US GAAP, deferred tax assets for share awards are recorded based on the recorded compensation expense. Under IFRS deferred tax assets are recognised based on the intrinsic gain at the year-end. The amount recognised in the Income Statement is capped at the tax effected share award charge, with any excess being recognised directly through reserves.
A historic difference related to the deferred tax on intangible assets remains after the transition to IFRS. Under UK GAAP residual payments on certain acquisitions were classified as brand intangibles. Under US GAAP these were treated as goodwill. Under IFRS, the UK GAAP classification was maintained resulting in the recognition of deferred tax liabilities on these brand intangibles. Under US GAAP, no deferred tax liability was recognised as these non-tax deductible amounts were classified as goodwill.
In addition, deferred taxation has been provided on accounting GAAP differences between IFRS and US GAAP.
Under IFRS, the Group must disclose the gross deferred tax assets and liabilities as non-current. Under US GAAP deferred taxes are classified between current and non-current portion, depending on the items they relate to, disclosed separately and presented on a net basis, by tax jurisdiction.
The analysis of the deferred taxes under US GAAP is as follows:

	2005	2004
	£m	£m

Current
Short-term temporary differences – assets	(149)	(197)
Short-term temporary differences – liabilities	52	137

	(97)	(60)

Non Current
Operating losses carried forward	(177)	(136)
Fixed asset temporary differences	88	62
Intangible temporary differences	289	299

	200	225

Total temporary differences	103	165
Valuation allowances	165	124

Net deferred tax liability	268	289

The movement in the valuation allowance during the year is set out below:

£m

At 2 January 2005	124
Exchange rate adjustments	10
Creation of tax losses	31

At 1 January 2006	165

(f) Property revaluations
On transition to IFRS, the Group has exercised the exemption available under IFRS 1 “First time Adoption of IFRS” to treat the depreciated revalued cost of properties which were revalued under historical UK GAAP up to 1999 as the deemed cost. These revaluations were not permitted under US GAAP and remain a difference between IFRS and US GAAP.
Report & Accounts 2005 Cadbury Schweppes   155

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(g) Retirement benefits
 Under IFRS, the Group recognises the full deficit, calculated using a projected unit credit method, of its post-retirement employee benefits in its consolidated financial statements using a 1 January 2006 measurement date.
Under US GAAP, the costs of providing these benefits are also calculated using the projected unit credit method, however a 30 September 2005 measurement date has been applied. Under US GAAP actuarial gains and losses are amortised over the remaining expected service life of the scheme members. For the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period. As this results in differing assets from IFRS, different expected returns on assets arise. In addition, under US GAAP, a minimum pension liability is recognised, as a component of other comprehensive income, in certain circumstances when there is a deficit of plan assets relative to the accumulated benefit obligations.
In 2005, the higher US GAAP charge reflects the recognition of net actuarial losses in prior years, lower expected asset returns as a consequence of applying the market related value approach and the initial recognition of liabilities for an insignificant scheme. Additionally, the shareholders equity reconciliation has been affected by the movement in the Additional Minimum Liabilities for certain of the Group’s plans.
The major retirement plans as detailed in Note 18, are reviewed in accordance with Statement of Financial Accounting Standard (“SFAS”) 87, annually and the disclosures below have been presented in accordance with SFAS 132. Where appropriate, additional pension charges in respect of curtailment or settlement events, have been calculated in accordance with SFAS 88. Post retirement medical benefit plans are assessed annually for materiality. Amounts for these plans were not significant and consequently have not been separately disclosed.
The net periodic pension cost for the major plans under SFAS 87 and SFAS 88 was made up as follows:

	2005	2004
	£m	£m

Service cost	91	72
Employee contributions	(10)	(9)
Interest cost	124	110
Expected return on assets	(123)	(111)
Recognition of actuarial (gain)/loss	19	14

	101	76

	2005	2004
	£m	£m

The US GAAP amounts recognised in the consolidated financial statements were:
Prepaid benefit cost	27	23
Accrued benefit liability	(224)	(272)

	(197)	(249)
Intangible asset	4	9
Accumulated other comprehensive income	53	120

Net amount recognised	(140)	(120)

Under IFRS, actuarial gains and losses related to post-retirement employee benefits are reflected in the Consolidated Statement of Recognised Income and Expense, outside of the Income Statement.
156     Cadbury Schweppes Report & Accounts 2005

The weighted average assumptions used across the major pensions plans at the end of the financial year and used to determine the benefit obligations were as follows:

	2005	2004
	%	%

Discount rate	5.0	5.4
Long-term rate of return on assets	7.2	7.4
Earnings increase	4.2	4.4

The movement in the benefit obligation and plan assets was as follows:

	2005	2004
	£m	£m

Benefit Obligation
At beginning of year	2,185	2,007
Other additional plans	108	12
Exchange rate adjustments	28	(15)
Service cost	81	63
Interest cost	124	110
Actuarial (gain)/loss	127	100
Amendments	(11)	(3)
Benefits paid	(97)	(99)
Employee contributions	11	11
Expenses and tax paid	(2)	(1)

At end of year	2,554	2,185

Plan Assets
At beginning of year	1,734	1,596
Other additional plans	85	4
Acquisitions/disposals	–	2
Exchange rate adjustments	17	(6)
Actual return on plan assets	352	178
Benefits paid	(97)	(99)
Employer contributions	87	49
Employee contributions	11	11
Expenses and tax paid	(2)	(1)

At end of year	2,187	1,734

Funded status	(367)	(451)
Unrecognised prior service cost	(6)	4
Unrecognised net actuarial loss/(gain)	204	323
Amount contributed to plan during fourth quarter	29	4

(Accrued)/Prepaid cost	(140)	(120)

The aggregate funded status of pension plans can be analysed as follows:
For plans with Projected Benefit Obligation in excess of plan assets Aggregate Projected Benefit Obligation	2,450	2,108
Aggregate fair value of plan assets	2,080	1,650

The aggregate figures for plans in which the Accumulated Benefit Obligation exceeds plan assets can be analysed as follows:
Aggregate Accumulated Benefit Obligation	2,066	1,871
Aggregate fair value of plan assets	1,860	1,639

Report & Accounts 2005 Cadbury Schweppes     157

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(g) Retirement benefits continued
 UK pension scheme disclosures
The UK pension scheme accounts for over 70% of the Group’s total benefit obligations. The Trustees of the main UK Scheme have three key investment objectives to guide them in their strategic management of the Fund’s assets. These are as follows:
a.	The acquisition of appropriate assets, which will generate income and capital growth and which together with new contributions from both members and the Group, will meet the cost of current and future benefits provided by the Fund.

b.	To limit the risk of the assets failing to meet the liabilities over the long term and in relation to the statutory UK Minimum Funding Requirement (MFR).

c.	To minimise the long term costs of the Fund by maximising the return on the assets, whilst having regard to the objective under (b) above.
The Trustees seek to achieve these objectives through investing in a mixture of real and monetary assets. In so doing, they recognise that returns on real assets, while expected to be greater over the long term than those on monetary assets, are likely to be more volatile. A mixture across asset classes should provide the level of returns required by the Fund to meet its liabilities at an acceptable level of risk for the Trustees and an acceptable level of cost to the Group.
The Trustees have undertaken an asset and liability modelling exercise (“ALM”) with the assistance of the main UK scheme’s actuary. The ALM looked at a number of different investment scenarios and projected both a range and a best estimate of likely returns from each one, from which the Trustees determined the structure they feel most comfortable with. The long term asset allocation deemed appropriate to meet the Trustees objectives following this review was as follows:

Equities	60%
Bonds	25%
Property	10%
Other, including private equity	5%
The Trustees are considering a move to a higher proportion of bonds and an offsetting lower proportion of equities.
The breakdown of the market value of the main UK Scheme’s assets and the rate of return assumption applied in calculating the net benefit cost under US GAAP split between the different asset categories are as follows:

	2005	2004	2003
	Share of	Share of	Share of
	assets	assets	assets
	%	%	%

Equities	61%	61%	65%
Bonds	25%	26%	22%
Property	9%	8%	8%
Other, including private equity	5%	5%	5%

	100%	100%	100%

The expected rate of return assumptions have been determined following consultation with the Group’s local actuarial advisers. The Group has taken direct account of the actual investment strategy of the associated pension schemes and expected rates of return on the different asset classes held. In the case of bond investments, the rates assumed have been directly based on market redemption yields at the measurement date, whilst those on other asset classes represent forward-looking rates that have typically been based on other independent research by investment specialists.
The assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the main UK scheme were:

	As at	As at
	30 September	30 September
	2005	2004
	% pa	% pa

Discount rate	5.0%	5.5%
Long-term asset return	7.1%	7.4%
Earnings increases	4.2%	4.5%
Pension increases	2.7%	2.7%

Under US GAAP the measurement date used for pension accounting is 30 September 2005.
The current best estimate of cash payments to be made into the UK schemes for 2006 is £120 million. The Accumulated Benefit Obligation of the main UK Scheme as at 30 September 2005 amounted to £1,769 million (2004: £1,458 million).
158      Cadbury Schweppes Report & Accounts 2005

The current best estimate of future benefit payments to members of the UK scheme after 1 January 2006 are set out below:

Annual
payments
£m

2006	66
2007	69
2008	72
2009	76
2010	79
Aggregate for financial years 2011 to 2015	452

Overseas disclosures
 The Group has a number of overseas pension plans, the most significant of which are those in the USA, Canada, Australia and Ireland. The detail of the investment objectives of the schemes within these countries varies from plan to plan however the overall objectives are similar to those of the UK scheme.
The breakdown of the market value of the overseas scheme’s assets and the rate of return assumptions applied in calculating the net benefit cost under US GAAP split between the different asset categories are as follows:

	2005	2004
	Share of	Share of
	assets	assets
	%	%

Equities	66%	67%
Bonds	23%	20%
Property	6%	7%
Other	5%	6%

	100%	100%

The expected rate of return assumption has been determined in a manner consistent with that used by the UK scheme. The assumptions that were used in calculating the benefit obligation and net benefit cost for US GAAP purposes for the overseas schemes were not significantly different to either those used for the UK scheme or the Group as a whole.
The Group has a number of post retirement medical benefit plans, principally in the US and Canada. The assumed health care cost trend rates for 2005 are 10%, grading down to 5% over periods between 10 and five years. The effect of a 1% increase and decrease on the service and interest component of the net period service cost and the accumulated benefit obligations for these schemes would not be significant.
(h) Disposal gain adjustment
Due to differing treatment of goodwill and intangible assets under IFRS and US GAAP (see Note 42(a) and (b)), differences arise on the profit on sale of subsidiaries and investments. Prior to 29 December 2003, cumulative foreign exchange gains and losses relating to disposals were adjusted within reserves. Since 29 December 2003, cumulative gains and losses are included in determining the profit or loss on disposal of the business. At that date, the Group opted to set the cumulative translation reserve to nil as permitted. Under US GAAP, such gains and losses are also included in determining the profit and loss on disposal but they are tracked from the date of acquisition of the entity. As such the disposal gain recorded in the period was lower under US GAAP relative to IFRS.
(i) Restructuring
 Under IFRS, a provision for restructuring is required to be recognised when an entity is demonstrably committed to the restructuring.
US GAAP requires that a liability for a cost associated with an exit or disposal activity be recognised and measured at fair value when the liability is incurred. Under US GAAP, an entity’s commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. The timing of recognition and related measure of one-time termination benefit arrangements provided to current employees that are involuntarily terminated is dependent upon the arrangement meeting specific criteria mentioned above, and if the employees are required to render service until they are terminated in order to receive the termination benefits and, if so, whether employees will be retained to render service beyond a minimum retention period. If employees are not required to render service until they are terminated in order to receive the termination benefits (that is, if employees are entitled to receive the termination benefits regardless of when they leave) or if employees will not be retained to render service beyond the minimum retention period, a liability for the termination benefits shall be recognised and measured at its fair value at the date the arrangement is communicated.
Report & Accounts 2005 Cadbury Schweppes      159

Financial Statements
Notes to the Financial Statements continued
42. Summary of differences between IFRS and US Generally Accepted Accounting Principles continued
(i) Restructuring (continued)
 In respect to other exit costs, US GAAP requires that liabilities are recognised when they are incurred, which is normally when the goods or services associated with the activity are received. Additional information regarding the restructuring costs on an IFRS basis is provided in Note 4.
As a consequence certain restructuring costs that require recognition under IFRS may not be recognised under US GAAP.
(j) Employee Share arrangements
 Under IFRS, the Group recognises a charge based on the grant date fair value of the share awards, for all share based awards.
Under US GAAP, prior to 2 January 2006, the Group applied US Accounting Principles Board (“APB”) Opinion 25 and related interpretations when accounting for its share option plans. Under APB 25, compensation expense was determined as the difference between the market price and exercise price of the share-based award. For fixed plans compensation expense is determined on the date of grant. For variable plans compensation expense is remeasured at each balance sheet date until the award becomes vested.
The Group adopted FAS No. 123(R) “Share-Based Payment” (FAS 123(R)) on 3 January 2005. FAS 123(R) requires the recognition of compensation expense in the Consolidated Income Statement related to the fair value of employee share-based awards. FAS 123(R) revises FAS No. 123 “Accounting for Stock-Based Compensation” and supersedes APB 25 “Accounting for Stock Issued to Employees.”
Since 3 January 2005, the Group has recognised the cost of all unvested employee stock options on a straight-line attribution basis over their respective vesting periods, net of estimated forfeitures. The Company has selected the modified prospective method of transition; accordingly, prior periods have not been restated.
(k) Basis of consolidation
 Under IFRS, the consolidated financial statements include the accounts of the parent company and those entities over which it exerts, or has the potential to exert, control. Control is usually obtained via a majority of voting rights in that entity.
Under US GAAP, a company must assess if the entities with which it has business relationships are “Variable Interest Entities” (VIE). VIEs are entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk to finance its activities without additional subordinated financial support from other parties. If an entity is a VIE the reporting company is required to assess whether it is the primary beneficiary of the VIE. IFRS (SIC 12) has a similar objective to US GAAP but requires an examination of the substance of the relationship which considers both voting rights, economics and other relevant factors. In addition, IFRS applicability can differ in scope from US GAAP.
Cadbury Schweppes Delaware LP is a 100% owned subsidiary of the Company and is the issuer of the Quarterly Income Preferred Securities. The results of the entity and its financial position are consolidated under IFRS. The Group has determined that the entity meets the definition of a VIE and that the Group is not the primary beneficiary of this entity. Hence for US GAAP purposes Cadbury Schweppes Delaware LP has been deconsolidated.
(l) Minority Interest
 Under IFRS, the Company records minority interest on acquisitions at fair value. Under US GAAP the minority interest at acquisition is recorded at historical cost. The difference does not affect shareholders’ equity or net income under US GAAP.
(m) Lease commitments
 The future minimum lease commitments (excluding advances pending formal commencement of leases) to which the Group is committed as at the year end were as follows:

		Finance		Operating
		leases		leases

	2005	2004	2005	2004
	£m	£m	£m	£m

Within one year	23	22	52	59
Between one and two years	21	22	43	46
Between two and three years	21	23	37	35
Between three and four years	1	22	29	32
Between four and five years	1	1	24	29
After five years	1	1	113	134

	68	91	298	335
Less: Finance charges allocated to future periods	(5)	(5)	–	–

	63	86	298	335

160      Cadbury Schweppes Report & Accounts 2005

(n) Doubtful Accounts
 The movement on allowance for doubtful accounts is as follows:

	2005	2004
	£m	£m

Balance at beginning of year	30	31
Exchange adjustments	2	2
Charged to profit and loss account	5	12
Transfer to Assets held for sale	(10)	–
Utilised	(5)	(15)

Balance at end of year	22	30

(o) Debt
Under IFRS, debt is initially stated at the amount of the net proceeds after deduction of issue costs. Under US GAAP issue costs are shown as assets. At 1 January 2006 the total value of unamortised debt issue costs are £7 million.
43. Changes and Proposed Changes to Generally Accepted Accounting Principles
 In November 2004, the FASB issued FASB Statement
 No. 151, Inventory Costs – an amendment of ARB No. 43 (“SFAS 151”). SFAS 151 requires idle facility expenses, freight, handling costs and wasted material (spoilage) costs to be recognised as current period charges. It also requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of production facilities. SFAS 151 will be effective for such costs incurred during the fiscal years beginning after 15 June 2005.
The Group is in the process of evaluating the impact of this standard on its financial statements.
In December 2004, the FASB issued FASB Statement No. 153 (SFAS 153), Exchanges of Non-Monetary Assets – an amendment of APB Opinion No. 29, which amends APB No. 29, Accounting for Non-monetary Transactions, (“APB 29”) by eliminating the exception to the fair value principle for exchanges of similar productive assets. SFAS 153 also eliminates the APB 29 concept of culmination of an earnings process. The amendment requires that an exchange on non-monetary assets be accounted for at fair value if the exchange has commercial substance and fair value is determinable within reasonable limits. SFAS 153 is effective for non-monetary transactions occurring in fiscal periods beginning after 15 June 2005. The impact of SFAS 153 will depend on the nature and extent of any exchanges of non-monetary transactions after the effective date, but the Group does not currently expect SFAS 153 to have a material impact on its consolidated financial position, results of operations or cash flows.
In February 2006, the FASB issued FASB Statement No. 155 (SFAS 155), Accounting for Certain Hybrid Financial Instruments an amendment of FASB Statements No. 133 and 140. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitised financial assets be analysed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for fiscal years beginning after 15 September 2006. The Group does not currently expect SFAS 155 to have a material impact on its financial position, results of operations or cash flows.
In June 2005 EITF 05-05 “Accounting for Early Retirement or Post-employment Programs with Specific Features (Such As Terms Specified in Altersteilzeit Early Retirement Arrangements)” (“EITF 05-05”) was issued. EITF 05-05 provides specific guidance on how to account for such features and is effective for fiscal years beginning after 15 December 2005. The Group does not currently expect EITF 05-05 to have a material impact on its financial position, results of operations or cash flows.
IFRS 7, “Financial Instruments: Disclosures”, introduces new disclosures to improve the information about financial instruments. It requires the disclosures of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces disclosure requirements in IAS 32, ‘Financial Instruments: Disclosure and Presentation’. IFRS 7 is effective for fiscal years beginning 1 January 2007. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1 January 2007, and it is not expected to have a material effect on its disclosures.
IFRIC 4, “Determining whether an Arrangement contains a Lease”, requires the determination of whether an arrangement is or contains a lease to be based on the substance of the arrangement. IFRIC 4 is effective for fiscal years beginning 1 January 2006. The Group does not currently expect IFRIC 4 to have a material impact on its financial position, results of operations or cash flows.
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Financial Statements
Notes to the Financial Statements continued
43. Changes and Proposed Changes to Generally Accepted Accounting Principles continued
 IFRIC 7, “Applying the Restatement Approach” under IAS 29 “Financial Reporting in Hyperinflationary Economies” provides guidance on how to apply the requirements of IAS 29 in a reporting period in which an entity identifies the existence of hyperinflation in the economy when that economy was not hyperinflationary in the prior period. IFRIC 4 is effective for periods beginning 1 March 2006. The Group does not currently expect IFRIC 7 to have a material impact on its financial position, results of operations or cash flows.
In December 2005, IAS 21, “The Effects of Changes in Foreign Exchange Rates” was amended. The amendment clarifies that a subsidiary can be a ‘foreign operation’ in relation to the accounting for net investments in foreign operations. The amendment also changes the classification of the foreign exchange gains or losses on monetary items forming part of an entity’s net investment in a foreign operation where such an item is denominated in a currency other than the functional currency of either the reporting entity or foreign operation. Such foreign exchange gains and losses are now reflected in the separate component of equity in the financial statements, whereas previously they were not reclassified. The impact of the standard will depend on future movements in foreign exchange rates however had the amendment been in place in 2005 there would have been no material impact on its financial position, results of operations or cash flows. The amendment is effective for annual periods beginning on or after 1 January 2006.
44. Approval of financial statements
 The financial statements were approved by the board of directors and authorised for issue on 13 March 2006.
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Financial Statements for Cadbury Schweppes plc

Contents	Inside Front Cover

Index	182

Glossary	Inside Back Cover

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Financial Statements for Cadbury Schweppes plc
Statement of Directors’ responsibilities in relation to the Financial Statements
The following statement, which should be read in conjunction with the auditors’ statement of auditors’ responsibilities set out in their report, is made with a view to distinguishing for shareholders the respective responsibilities of the Directors and of the auditors in relation to the financial statements.
The Directors are required by the Companies Act 1985 to prepare financial statements for each financial period which give a true and fair view of the state of affairs of the Company as at the end of the financial year.
The Directors consider that in preparing the financial statements the Company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates, and that all accounting standards which they consider to be applicable have been followed. The Directors have responsibility for ensuring that the Company keeps accounting records which disclose with reasonable accuracy the financial position of the Company, and which enable them to ensure that the financial statements comply with the Companies Act 1985.
The Directors have general responsibilities for taking such steps as are reasonably open to them to safeguard the assets of the Company and to prevent and detect fraud and other irregularities.
Auditors’ Report
Independent Auditors’ Report to the members of Cadbury Schweppes plc
We have audited the individual Company financial statements of Cadbury Schweppes plc for the 52 week period ended 1 January 2006 which comprise the Balance Sheet and the related notes 1 to 13. These individual Company financial statements have been prepared under the accounting policies set out therein.
The corporate governance statement and the Directors’ Remuneration Report are included in the Report & Accounts of Cadbury Schweppes plc for the 52 week period ended 1 January 2006. We have reported separately on the Group financial statements of Cadbury Schweppes plc for the 52 week period ended 1 January 2006 and on the information in the Directors’ Remuneration Report that is described as having been audited.
This report is made solely to the Company’s members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, or for the opinions we have formed.
Respective responsibilities of Directors and auditors
The Directors’ responsibilities for preparing the individual Company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors’ responsibilities.
Our responsibility is to audit the individual Company financial statements in accordance with relevant United Kingdom legal and regulatory requirements and International Standards on Auditing (UK and Ireland).
We report to you our opinion as to whether the individual Company financial statements give a true and fair view in accordance with the relevant financial reporting framework and whether the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985. We report if, in our opinion, the Directors’ Report is not consistent with the individual Company financial statements. We also report to you if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors’ remuneration and other transactions is not disclosed.
We read the Directors’ Report and the other information contained in the Report & Accounts for the above period as described in the contents section including the unaudited part of the Directors’ Remuneration Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the individual Company financial statements.
Basis of audit opinion
We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the individual Company financial statements. It also includes an assessment of the significant estimates and judgements made by the Directors in the preparation of the individual Company financial statements, and of whether the accounting policies are appropriate to the Company’s circumstances, consistently applied and adequately disclosed.
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We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the individual Company financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the individual Company financial statements.
Opinion
In our opinion:
•	the individual Company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the Company’s affairs as at 1 January 2006; and
•	the individual Company financial statements have been properly prepared in accordance with the Companies Act 1985.
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
13 March 2006
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Financial Statements for Cadbury Schweppes plc
Balance sheet as at 1 January 2006 (Note 1)

		2005	2004
			(restated)
Notes		£m	£m

	Fixed assets
4	Tangible fixed assets	114	115
5	Investments in associates	9	9
5	Investments	5,397	5,699

		5,520	5,823

	Current assets
6	Debtors
	— Due within one year	132	141
	— Due after one year	30	20
	Cash at bank and in hand	8	—

		170	161

	Creditors: amounts falling due within one year
11	— Borrowings	(2,159)	(2,589)
8	— Other	(118)	(190)

	Net current liabilities	(2,107)	(2,618)

	Total assets less current liabilities	3,413	3,205

	Creditors: amounts falling due after more than one year
11	- Borrowings	(843)	(899)
9	- Other	(100)	(5)

		(943)	(904)

	Net assets	2,470	2,301

	Equity capital and reserves
12	Called-up share capital	260	259
12	Share premium account	1,135	1,098
12	Revaluation reserve	1	1
12	Other reserves	542	624
12	Profit and loss account	532	319

	Equity shareholders’ funds	2,470	2,301

On behalf of the Board

Directors:	Todd Stitzer
Ken Hanna
13 March 2006
The accompanying notes are an integral part of the Balance sheet.
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1. Significant accounting policies
The separate financial statements of the Company are presented as required by the Companies Act 1985.
(a) Accounting convention
The separate financial statements of the Company are prepared under the historical cost convention modified for the revaluation of certain land and buildings. These financial statements are prepared in accordance with applicable United Kingdom law and United Kingdom Generally Accepted Accounting Standards which have been applied consistently throughout the year and the preceding year, except for where changes have been made to previous policies on the adoption of new accounting standards during the year.
The Company has adopted FRS 17, ‘Retirement benefits’, FRS 20, ‘Share-based payment’, FRS 21, ‘Events after the balance sheet date’, FRS 22, ‘Earnings per share’, FRS 23, ‘The effects of changes in foreign exchange rates’, FRS 25, ‘Financial instruments: Disclosure and presentation’, FRS 26, ‘Financial instruments: Measurement’, and FRS 28, ‘Corresponding amounts’, in these financial statements. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly except where the exemption to restate comparatives has been taken. Details of the effect of the prior year adjustments are given in Note 12.
(b) Financial year
The annual financial statements are made up to the Sunday nearest to 31 December. This results periodically in a financial year of 53 weeks. The profit and loss accounts cover the 52 weeks from 3 January 2005 to 1 January 2006 and the 53 weeks from 29 December 2003 to 2 January 2005. The balance sheets for 2005 and 2004 have been drawn up as at 1 January 2006 and 2 January 2005 respectively.
(c) Preparation of financial statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.
(d) Foreign currencies
Monetary assets and liabilities in foreign currencies are translated into sterling at the rates ruling at the end of the financial year. All profits and losses on exchange are credited or charged to the profit and loss account.
Exchange differences arising on translation of foreign equity investments financed by foreign currency borrowings are dealt with through profit or loss, together with exchange differences on the related borrowings.
(e) Taxation
Corporation tax payable is provided on the taxable profit at the current rate. Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date.
A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.
Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted substantively by the balance sheet date. Deferred tax is measured on a non-discounted basis.
(f) Investments
Fixed asset investments are shown at cost less provision for any impairment.
Current asset investments are stated at the lower of cost and net realisable value.
(g) Tangible fixed assets
Assets are recorded in the balance sheet at cost less accumulated depreciation and any accumulated impairment losses with the exception of certain land and building assets which were revalued in 1995.
Depreciation is charged (excluding freehold land and assets in course of construction) so as to write off the cost of assets to their residual value, over their expected useful lives using the straight-line method. The principal rates are as follows:

Freehold buildings and long leasehold properties	2.5%
Plant and machinery	7% - 10%
Vehicles	12.5% - 20%
Office equipment	10% - 20%
Computer hardware	12.5% - 33%
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Financial Statements for Cadbury Schweppes plc
1. Significant accounting policies continued
(g) Tangible fixed assets continued
Short leasehold properties are depreciated over the shorter of the estimated life of the asset and the life of the lease. In specific cases different depreciation rates are used e.g. high-speed machinery, machinery subject to technological changes or any machinery with a high obsolescence factor.
Where assets are financed by leasing agreements and substantially all the risks and rewards of ownership are substantially transferred to the Company (“finance leases”) the assets are treated as if they had been purchased outright and the corresponding liability to the leasing company is included as an obligation under finance leases. Depreciation on assets held under finance leases is charged to the profit and loss account on the same basis as owned assets. Leasing payments are treated as consisting of capital and interest elements and the interest is charged to the profit and loss account. All other leases are “operating leases” and the relevant annual rentals are charged wholly to the profit and loss account.
(h) Cash flow statement
The results, assets and liabilities of the Company are included in the consolidated financial statements of Cadbury Schweppes plc, which are publicly available. Consequently, the Company has taken advantage of the exemption from preparing a cash flow statement under the terms of FRS 1 (revised), ‘Cash flow statements’.
(i) Share-based payments
The Company has a number of share-based payment plans that certain employees participate in. Accounting for these is in accordance with FRS 20 and is also in accordance with the Group accounting policy in Note 1 and the disclosures provided in Note 27 to the Group consolidated financial statements which have been prepared under IFRS 2, ‘Share-based payment’.
(j) Pensions
The Company accounts for pensions and post retirement benefits in accordance with FRS 17.
The cost of defined contribution retirement schemes is charged as an expense as the costs become payable. Any difference between the payments and the charge is recognised as a short-term asset or liability.
The Company also participates in the Group’s defined benefit retirement schemes. The Company is unable to identify its share of the assets and liabilities in the schemes on a consistent and reasonable basis. Therefore the Company has applied the provisions of FRS 17 to account for defined benefit schemes as if they were defined contribution schemes and recognises only the contributions payable each year.
(k) Revaluation of properties
Prior to 1999, freehold and leasehold properties were revalued every five years. Any overall surplus over book value was credited to the revaluation reserve and any overall deficit below historical cost was charged to the profit and loss account in the year of revaluation. On adoption of FRS 15 in 1999 the Group decided that no further revaluations would be undertaken. Transfers are made from the revaluation reserves to the profit and loss reserve each year in order to amortise these revaluation surpluses over the remaining useful lives of the properties. On disposal the profit or loss is calculated by reference to the net book value at the date of disposal and any unamortised revaluation surplus is transferred from revaluation reserves to retained profits.
2. Profit and loss account for the year
As permitted by section 230 of the Companies Act 1985 the Company has elected not to present its own profit and loss account for the year. Cadbury Schweppes plc reported a profit for the financial year ended 1 January 2006 of £309 million (2004 restated: loss of £10 million). The historical cost profit for the financial year was £309 million (2004 restated: loss of £10 million).
The auditors’ remuneration for audit services to the Company was £0.5 million (2004: £0.4 million). The auditor’s remuneration for non-audit services to the Company was £2.1 million (2004: £1.3 million).
3. Directors’ emoluments and employee information
The Directors are remunerated by Cadbury Schweppes plc for their services to the Group as a whole. No remuneration was paid to them specifically in respect of Cadbury Schweppes plc in either year. Full details of Directors emoluments are given in the Directors’ Remuneration Report in the Group consolidated financial statements.

	2005	2004
	£m	£m

Emoluments of employees, including Directors, comprised:
Wages and salaries	28	26
Social security costs	4	3
Share-based payments	7	9
Post-retirement benefit costs	19	6

	58	44

An additional contribution of £13 million was made to the defined benefit pension schemes in the year.

	2005	2004
Average employee headcount — Administrative	659	672

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4. Tangible fixed assets
(a) Analysis of movements

			Assets in
	Land and	Plant and	course of
	buildings	equipment	construction	Total
	£m	£m	£m	£m

Cost or valuation
At 3 January 2005	7	66	73	146
Additions	—	1	11	12
Disposals	—	(1)	—	(1)
Transfers on completion	—	73	(73)	—
Transfers from subsidiary undertakings	—	—	1	1

At 1 January 2006	7	139	12	158

Accumulated depreciation
At 3 January 2005	(2)	(29)	—	(31)
Depreciation for the year	—	(13)	—	(13)
Disposals	—	—	—	—

At 1 January 2006	(2)	(42)	—	(44)

Net book value
At 2 January 2005	5	37	73	115

At 1 January 2006	5	97	12	114

(b) Analysis of land and buildings

	2005	2004
	£m	£m

Analysis of net book value:
Freehold	3	3
Long leasehold	—	—
Short leasehold	2	2

	5	5

Analysis of gross value:
At 1995 valuation
— Existing use	4	4
— Alternative use	—	—
At cost	3	3

	7	7

The Company’s properties were professionally revalued at 30 September 1995. If the revalued assets were stated on a historical cost basis, the amounts would be as follows:

	2005	2004
	£m	£m

Land and buildings at cost	5	5
Accumulated depreciation thereon	(2)	(2)

	3	3

Depreciation charge for the year	—	—

(c) The Company holds no assets under finance leases (2004: £nil).
(d) Commitments for capital expenditure contracted for but not provided in the Company financial statements at the end of the year were £nil (2004: £nil).
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Financial Statements for Cadbury Schweppes plc
5. Investments
(a) Analysis of components

	2005	2004
	£m	£m

Shares in associated undertakings
— Listed	—	—
— Unlisted	9	9

Total net book value of associates	9	9
Loans to associated undertakings	—	—

Investments in associates	9	9

Shares in subsidiary undertakings	628	830
Loans to subsidiary undertakings	4,768	4,860
Other unlisted investments other than loans	1	9

Investments	5,397	5,699

Details of the principal subsidiary and associated undertakings are set out in Note 36 to the Group consolidated financial statements.
(b) Analysis of movements

	Shares in	Loans to	Shares in
	subsidiary	subsidiary	associated
	undertakings	undertakings	undertakings
	£m	£m	£m

Cost less amounts written off at beginning of year	830	4,860	9
Movements in year	(202)	(92)	—

Cost less amounts written off at end of year	628	4,768	9

6. Debtors

	2005	2004
		(restated)
	£m	£m

Amounts owed by subsidiary undertakings	49	52
Amounts owed by associated undertakings	2	1
Tax on profit
— receivable within one year	67	82
— receivable after more than one year	—	17
Deferred tax recoverable after more than one year	30	3
Prepayments and accrued income	13	5
Other debtors
— receivable within one year	1	1

	162	161

Loans to subsidiary and associated undertakings bear interest at market rates. All amounts are receivable within one year unless otherwise indicated.
Prior year other debtors receivable after more than one year have been restated to derecognise the SSAP 24 pension asset following the adoption of FRS 17 (see Note 12).
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7. Deferred taxation
The deferred tax asset recognised by the Company, and the movements thereon, during the year are as follows:

			Other
	Fixed		Other timing
	assets	Pensions	differences	Total
	£m	£m	£m	£m

At 3 January 2005	3	—	—	3
Credit to profit or loss for the year	15	3	9	27

At 1 January 2006	18	3	9	30

The Company deferred tax asset is included in debtors (see Note 6). The Company has unrecognised deferred tax liabilities on property revaluations of £1 million (2004: £1 million).
8. Creditors: amounts falling due within one year

	2005	2004
		(restated)
	£m	£m

Amounts owed to subsidiary undertakings	30	35
Tax on profit	—	97
Other taxes and social security costs	3	—
Accruals and deferred income	32	24
Other creditors	53	34

	118	190

Amounts owed to subsidiary and associated undertakings are repayable at various dates throughout 2006 and bear interest at market rates or are non-interest bearing.
Prior year creditors have been restated to reflect the write back of the dividend proposed at 2 January 2005 following the adoption of FRS 21 (see Note 12).
9. Creditors: amounts falling due after more than one year

	2005	2004
	£m	£m

Tax on profit	100	5

10. Post employment benefits
The Company is a participating member of the Cadbury Schweppes Pension Fund and the Cadbury Schweppes Supplementary Pension Plan defined benefit plans created for the benefit of UK employees of the Group. These plans are administered and funded on a Group basis, with contributions fixed based on the position of the overall fund. It is not possible to identify the Company’s share of the assets and liabilities in the schemes on a consistent and reasonable basis. Therefore the Company has applied the provisions of FRS 17 to account for defined benefit plans as if they were defined contribution plans and no net surplus or deficit has been recorded on the Company balance sheet. The Group schemes are currently in deficit. Full details of the net liabilities of the total schemes and the assumptions used to determine this are included in Note 25 to the Group accounts.
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Financial Statements for Cadbury Schweppes plc
11. Borrowings

		2005		2004
	Amounts	Amounts	Amounts	Amounts
	due within	due after	due within	due after
	one year	one year	one year	one year
	£m	£m	£m	£m

Unsecured
Loan notes	3	—	—	—
Loans from subsidiary undertakings	2,146	843	2,587	899
Bank overdraft	10	—	2	—

	2,159	843	2,589	899

	2005	2004
	£m	£m

Maturity profile
Within one year or on demand	2,159	2,589
Between one and two years	—	—
Between two and five years	—	211
After five years	843	688

	3,002	3,488

Loans from subsidiary and associated undertakings bear interest at market rates or are non-interest bearing.
The Company’s borrowings due for repayment after five years are not repayable by instalments.
12. Capital and reserves
(a) Share capital

	2005	2004
	£m	£m

Authorised:
3,200 million ordinary shares of 12.5p each	400	400

Allotted, called-up and fully paid:
2,084 million ordinary shares of 12.5p each	260	259

(b) Ordinary shares
During the year, 11,528,687 ordinary shares of 12.5p were allotted and issued upon the exercise of share options.
The nominal value of ordinary shares issued during the year was £1.4 million.
There were no other changes in the issued ordinary share capital of the Company during the year.
During 2004, 8,466,409 ordinary shares of 12.5p were allotted and issued upon the exercise of share options.
The nominal value of ordinary shares issued during the year was £1.1 million.
There were no other changes in the issued ordinary share capital of the Company during 2004.
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(c) Movements on capital and reserves

				Capital		Retained
	Share	Share	Revaluation	redemption		profits
	capital	premium	reserve	reserve	Other	(restated)	Total
	£m	£m	£m	£m	£m	£m	£m

At beginning of year (as previously stated)	259	1,098	1	90	534	144	2,126
Prior year adjustment — FRS 17	—	—	—	—	—	(2)	(2)
— FRS 21	—	—	—	—	—	177	177

At beginning of year (as restated)	259	1,098	1	90	534	319	2,301
Shares issued for cash	1	37	—	—	—	—	38
Retained profit for year	—	—	—	—	—	50	50
Movement in own shares	—	—	—	—	—	81	81
Reserves transfer	—	—	—	—	(82)	82	—

At end of year	260	1,135	1	90	452	532	2,470

During 2005, the Company held 22 million shares (2004: 39 million shares) of own shares purchased by the Cadbury Schweppes Employee Trust for use in employee share plans. The cost of providing shares awarded and expected to vest under employee share plans is accrued over the performance period of the plans.
During 2005, the Company received £38 million on the issue of shares in respect of the exercise of options awarded under various share option plans. Employees paid £37 million to the Company for the issue of these shares and the balance of £1 million comprised contributions from an employee share trust funded by subsidiary undertakings.
The other reserve represents an unrealised gain following an internal reorganisation. As this becomes distributable, a transfer is made to retained profits.
Prior year adjustment
The prior year adjustment relates to the implementation of FRS 17, FRS 20 and FRS 21. In accordance with the transitional provisions, FRS 23, FRS 25 and FRS 26 have been applied prospectively without the need for full restatement of comparatives.
The adoption of FRS 17 has resulted in the derecognition of the £2 million pension asset recorded on the 2004 opening balance sheet under SSAP 24. As the Company accounts for defined benefit plans as if they were defined contribution schemes, there is no impact on the profit and loss account arising from the adoption of FRS 17 (2004: £nil).
The adoption of FRS 20 has resulted in an increase in staff costs of £4 million (2004: £6 million). No restatement of opening reserves is required because there is a corresponding credit to reserves in 2004.
The adoption of FRS 21 has resulted in an increase in shareholders’ funds of £177 million at 3 January 2005 due to the write back of the dividend proposed at 2 January 2005.
13. Share based payments
The Company recognised total expenses of £7 million (2004: £9 million) related to equity-settled share-based payment transactions during the year. Full details of the share option plans are included in the Directors’ Remuneration Report in the Group consolidated financial statements.
The BSRP is available to a group of senior executives including the Executive Directors. The maximum number of shares awarded in respect of 2005 is 1,242,938 (2004: 563,477). 575,947 shares vested in 2005 (2004: 522,111). Also during the period, matching awards were made over 380,922 shares (2004: 368,090). The fair value of the shares under the plan is based on the market price of the Company’s ordinary shares on the date of the award. Where the awards do not attract dividends during the vesting period, the market price is reduced by the present value of the dividends expected to be paid during the expected life of the awards. Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £2 million (2004: £3 million).
Certain senior executives (including the Executive Directors) are granted a conditional award of shares under the LTIP.
The number of shares awarded in respect of 2005 is 1,311,000 (2004: 1,497,000). No shares vested in 2005 (2004: Nil) and lapsed shares totalled 1,194,000 (2004: 75,000). Awards made under this scheme are classified as equity settled. The expense recognised in respect of these awards was £2 million (2004: £2 million). 114,500 shares were awarded in respect of the ISAP in 2005 (2004: 300,000). (There were no lapses.)
DSOP and share save plans, details of which are set out below, resulted in a charge of £3 million in 2005 (2004: £4 million).
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Financial Statements for Cadbury Schweppes plc

13. Share based payments continued
2005: Details of the share option plans are as follows:

					Exercise	Weighted			Weighted
					prices for	average	Weighted		average
					options	exercise price	average		exercise price
					outstanding	of options	contractual		of options
					at the end of	outstanding	life in		currently
					the year in	at the end	months of		exercisable
Balance				Balance	the range	of the year	options		at year end
outstanding				outstanding	(in £ unless	(in £ unless	outstanding		(in £ unless
at the beginning				at the end	otherwise	otherwise	at the end	Exercisable	otherwise
of the year	Granted	Exercised	Cancelled	of the year	stated)	stated)	of the year	at year end	stated)

a 1,430,310	241,780	228,142	81,546	1,362,402	2.35 – 3.52	3.57	29	253,525	3.44
b 14,604,938	—	3,773,878	372,834	10,458,226	2.42 – 4.22	4.20	62	6,429,278	4.58
c 3,447,750	2,670,750	—	52,750	6,065,750	4.39 – 5.69	4.78	20	—	—

(a)	A Savings-Related Share Option Scheme for employees was approved by shareholders in May 1982. These options are normally exercisable within a period not later than six months after the repayment date of the relevant, “Save-as-you-Earn” contracts which are for a term of three, five or seven years.
(b)	A Share Option Plan for directors, senior executives and senior managers was approved by shareholders in May 1994. Options shown here were granted prior to 15 July 2004 and are normally exercisable within a period of seven years commencing three years from the date of grant, subject to the satisfaction of certain performance criteria.
(c)	A Share Option Plan for eligible executives (previously called the Cadbury Schweppes Share Option Plan 1994, as amended at the 2004 AGM). Options shown here were granted after 15 July 2004 and are normally exercisable up to the 10th anniversary of grant, subject to the satisfaction of certain performance criteria.
174 Cadbury Schweppes Report & Accounts 2005

Shareowner Information

Contents	Inside Front Cover

Index	182

Glossary	Inside Back Cover

Report & Accounts 2005 Cadbury Schweppes 175

Shareowner Information

Dividends
The interim dividend for 2005 of 4.00 pence per ordinary share was paid on 14 October 2005. The interim dividend for American Depository Receipts (ADRs) of 0.28 dollars per ADR was paid on 21 October 2005. The proposed final dividend for 2005 of 9.00 pence per ordinary share was announced by the Directors on 21 February 2006 and, subject to approval at the Annual General Meeting, will be paid on 26 May 2006 to those shareowners and ADR holders who are on the register at the close of business on 28 April 2006.
The Company has paid cash dividends on its ordinary shares in respect of every financial year since the merger of Cadbury Group Limited with Schweppes Limited in 1969. Dividends are paid to owners of ordinary shares on dates which are determined in accordance with the guidelines of the UK Listing Authority. A final dividend is normally recommended by the Board of Directors following the end of the financial year to which it relates and is paid in the following May, subject to shareowners’ approval at the Company’s Annual General Meeting. An interim dividend is normally declared by the Board of Directors following the end of the first half year to which it relates.
The dividends for holders of American Depository Receipts (ADRs) have previously been paid by the Depositary one week after the dividend is paid to ordinary shareowners following conversion of the sterling dividend into US dollars. The proposed final dividend of 2005, and all dividend payments thereafter, will be paid to ADR holders on the same date as to ordinary shareowners, giving ADR holders equal treatment to ordinary shareowners. The dividend conversion rate will be set as at the rate of the US dollar against pound sterling on the last trading day before the preliminary results announcement.
Future dividends to be paid by the Company will be dependent upon the Company’s earnings, financial condition and other factors, including the amounts of dividends paid to it by its subsidiaries. There is no UK governmental restriction on dividend payments to foreign shareowners which is applicable to the Company.
The tables below detail the amounts of interim, final and total dividends declared in respect of each financial year indicated, translated into US dollars per ADR (each representing four ordinary shares) at the noon buying rate on each of the respective payment dates.

Dividend Rates per Ordinary Share

Financial Year	2005		2004	2003	2002	2001

Pence per ordinary share
Interim	4.00		3.80	3.65	3.50	3.35
Final	9.00	(a)	8.70	8.35	8.00	7.65
Total	13.00		12.50	12.00	11.50	11.00

(a) To be paid on 26 May 2006 to ordinary shareowners

Dividend Rates per ADR

Financial Year	2005	2004	2003	2002	2001

£ per ADR
Interim	0.16	0.15	0.15	0.14	0.13
Final	0.36	0.35	0.33	0.29	0.28
Total	0.52	0.50	0.48	0.46	0.44
US Dollars per ADR
Interim	0.28	0.27	0.24	0.21	0.19
Final	0.63	0.63	0.61	0.52	0.44
Total	0.91	0.90	0.85	0.73	0.64

(a) To be paid on 26 May 2006 to ADR holders (conversion rate as at 17 February 2006: £1 = $1.75)
176 Cadbury Schweppes Report & Accounts 2005

American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank N.A. as depositary. Each ADS represents four ordinary shares.
Enquiries may be directed to:
JPMorgan Service Center
P.O. Box 3408, South Hackensack
NJ 07606-3408
Telephone: 781 575 2680.
Website: www.adr.com
At 1 January 2006, 248 million ordinary shares were held as ADRs by 2,737 account holders with registered addresses in the US, representing approximately 12% of the outstanding ordinary shares.
Global Invest Direct
Global Invest Direct (GID) is a programme established by JPMorgan Chase Bank N.A. to provide a convenient and economical way for investors to increase their ADR investment in the Company.
Further information about GID may be obtained from JPMorgan Chase Bank N.A.: Freephone: 800 428 4237 (US only) or at the address above. For calls from outside the US dial +1 781 575 2680.
SEC Filings
In accordance with US legislation, the Company will file a Form 20-F with the Securities and Exchange Commission (SEC) in Washington DC. A copy of this Report and Accounts will be filed with the SEC as an exhibit to a Form 6-K. This Report is available for public inspection and a copy of the document is available on our website. If you wish to receive a hard copy of this Report, please contact the Group Secretariat department at the Company’s registered office.
The Trading Market
The principal trading market for the ordinary shares of 12.5p is the London Stock Exchange. ADRs have been traded on the New York Stock Exchange since 2 May 1996 under the ticker symbol CSG. Since the two for one share split in 1999, each ADR represents four ordinary shares of 12.5p.
The table below details for the stated periods the high and low market prices for the ordinary shares, as derived from the Daily Official List of the London Stock Exchange, and for the ADRs, as reported on the New York Stock Exchange composite tape. The ADR price is affected by the exchange rate between the pound sterling and the US dollar. For exchange rate details, see page 179.

Share Prices: Ordinary Shares and ADRs

		Ordinary Shares		American
				Depositary Receipts
		High	Low	High	Low
Financial Year		£	£	US$	US$

2001		4.94	4.12	29.56	23.85
2002		5.34	3.78	31.75	24.40
2003		4.11	3.01	29.89	19.76
2004	First quarter	4.51	3.93	34.35	29.15
	Second quarter	4.76	4.30	35.08	31.50
	Third quarter	4.73	4.21	35.70	30.71
	Fourth quarter	4.87	4.29	38.00	30.76
	Full year	4.87	3.93	38.00	29.15
2005	First quarter	5.31	4.66	40.70	35.45
	Second quarter	5.67	5.22	43.27	38.33
	September	5.95	5.61	43.15	40.73
	Third quarter	5.95	5.33	43.15	37.89
	October	5.87	5.36	41.25	38.08
	November	5.72	5.56	40.29	38.58
	December	5.67	5.29	39.57	37.40
	Fourth quarter	5.87	5.29	41.25	37.40
	Full year	5.95	4.66	43.27	35.45
2006	January	5.63	5.48	40.15	38.32
	February	5.86	5.44	41.25	38.45
	March (to 13 March)	5.90	5.85	41.46	40.71

Report & Accounts 2005 Cadbury Schweppes 177

Shareowner Information

The 8.625% Cumulative Guaranteed Quarterly Income Preferred Securities, Series A (the “Preferred Securities”) (liquidation preference $25 per security) issued by Cadbury Schweppes Delaware, LP (a Group company) and guaranteed as to certain payments by the Company, were traded on the New York Stock Exchange until 19 April 2005. The following table details, for the stated periods, the high and low market prices of the Preferred Securities as reported on the New York Stock Exchange composite tape until their redemption date. Further details relating to the redemption of the Preferred Securities are available on the Company’s website.

Preferred Securities: High and Low market prices

		High	Low
Financial Year		US$	US$

2001		26.20	25.06
2002		25.99	25.03
2003		26.36	25.05
2004	First quarter	26.57	25.71
	Second quarter	26.00	25.27
	Third quarter	26.50	25.69
	Fourth quarter	26.74	26.00
	Full year	26.74	25.27
2005	January	26.54	26.00
	February	26.45	26.10
	March	26.55	25.12
	April (to 19 April)	25.21	25.14

Service of Process and Enforcement of Liabilities
Cadbury Schweppes plc is a public company with limited liability incorporated under the laws of England and Wales with registered number 52457. Most of our senior management are not residents of the United States. A substantial portion of our assets and all or a substantial portion of the assets of these named persons are or may be located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon us or these persons or, even if process is served against us or these persons, to enforce against us or them judgments obtained in United States courts. We have been advised by our legal advisors, Morgan, Lewis & Bockius LLP in conjunction with Morgan, Lewis & Bockius, registered foreign lawyers and solicitors, that there is substantial doubt as to the enforcement in England, in original actions or in actions for enforcement of judgments of US courts, of liabilities predicated upon US federal securities laws, including civil liabilities under those laws.
Exchange Controls and other limitations affecting Security Holders
There are at present no UK foreign exchange control restrictions on remittance of dividends on the Company’s ordinary shares or on the conduct of the Company’s operations. There are no restrictions under the Company’s Memorandum and Articles of Association or under English law that limit the right of non-resident or foreign owners to hold or vote the Company’s ordinary shares. In the event that a person who is or was interested in ordinary shares fails to give the Company any information required by a notice given pursuant to Section 212 of the Companies Act 1985 (as amended) (the “Companies Act”) (which confers upon public companies the power to require information with respect to interests in their voting shares) within the time specified in the notice, the Company may apply to the Court for an order, inter alia, that no voting rights be exercisable in respect of such shares and that no shares be issued or (except on liquidation)
payment be made by the Company in respect of such shares. The owner shall also not be entitled to attend or vote at meetings, and (in the case of a person who owns at least 0.25% in number or nominal value of the shares, or any class of shares in issue) the Board of Directors of the Company may withhold payment of all or part of any dividends. The owner shall not be entitled to receive shares in lieu of dividend and the Board of Directors of the Company may decline to register a transfer of shares in certain circumstances, if (a) the Company has given notice to the registered holder requiring the delivery of an ownership declaration by the beneficial owner pursuant to the Articles of Association (the “Articles”) of the Company; (b) no such declaration has been delivered during the period of 14 days since the service of the notice; and (c) the Company has given a further notice to the registered holder in accordance with the Articles.
Under the Companies Act, any person who acquires (alone or, in certain circumstances, with others) a material interest in the voting share capital of the Company equal to, or in excess of, 3% or a non-material interest equal to, or in excess of, 10% comes under an obligation to disclose prescribed particulars to the Company in respect of those ordinary shares. An obligation of disclosure also arises where such person’s notifiable interest subsequently falls below the notifiable percentage or, where, above that level, the percentage (expressed in whole numbers) of the Company’s voting share capital in which a person has a notifiable interest, increases or decreases.
As detailed on page 31, at the date of this Report the Company holds three notifications of interests amounting to 3% or more in the issued share capital of the Company in accordance with sections 198 to 208 of the Companies Act. The table below details notifications of interests, in accordance with the Companies Act, from 1 January 2002 to 13 March 2006.

178 Cadbury Schweppes Report & Accounts 2005

Notifications of Share Interests

		Number of shares
		in which there	Interest in issued
		is an interest	share capital
Date of notification	Interested party	(in millions)	(in %)

2002
18 June	Legal & General Investment Management	61.7	Increase to 3.0
12 July	Barclays PLC	63.3	Increase to 3.1
19 November	Barclays PLC	60.6	Decrease to 2.9
2003
13 February	Barclays PLC	61.8	Increase to 3.0
27 February	Franklin Resources, Inc.	62.3	Increase to 3.0
19 March	Franklin Resources, Inc.	83.0	Increase to 4.0
6 May	Barclays PLC	60.4	Decrease to 2.9
24 July	Franklin Resources, Inc.	103.2	Increase to 5.0
2004
5 January	Franklin Resources, Inc.	123.7	Increase to 6.0
10 May	Franklin Resources, Inc.	119.2	Decrease to 5.8
2005
1 June	Barclays PLC	80.9	Increase to 3.9
12 September	Franklin Resources, Inc.	103.1	Decrease to 5.0
2006
12 January	Barclays PLC	62.5	Decrease to 2.9
1 February	Barclays PLC	62.6	Increase to 3.0

Exchange Rates
The table below details for the stated periods the average or the high and low Noon Buying Rates (i.e. the Noon Buying Rate in New York City for cable transfers in foreign currencies as announced for customs purposes by the Federal Reserve Bank of New York) for pounds sterling expressed in US dollars Rate.

Exchange Rates

	High	Low	Average (b)
Financial Year (a)	US$	US$

2001	–	–	1.44
2002	–	–	1.51
2003	–	–	1.64
2004	–	–	1.84
2005 September	1.84	1.76	–
October	1.79	1.75	–
November	1.76	1.71	–
December	1.77	1.72	–
Full year			1.81
2006 January	1.79	1.74	–
February	1.78	1.73	–
March (to 13 March)	1.75	1.73	–

(a) The Company’s financial year ends on the Sunday nearest to 31 December.
(b) Calculated by using the average of the exchange rates on the last day of each month during the period.

On 30 December 2005, the last dealing day of the Company’s financial year, the noon buying rate for pound sterling was £1.00 = $1.72. Fluctuations in the exchange rate between pound sterling and the US dollar will affect the US dollar equivalent of the pound sterling prices of the Company’s ordinary shares listed on the London Stock Exchange and, as a result, are likely to affect the market price of the ADR’s in the US. Such fluctuations will also affect the US dollar amounts received by holders of ADR’s on conversion by the Depository of cash dividends paid in pounds sterling on the ordinary shares represented by the ADR’s.

Report & Accounts 2005 Cadbury Schweppes 179

Shareowner Information

Taxation
This discussion of UK and US tax law considerations is intended only as a descriptive summary and does not purport to be a complete technical analysis or listing of all potential tax effects relevant to the ownership of ordinary shares or ADRs. If a shareowner is in any doubt about their tax position, or is resident or otherwise subject to taxation in a jurisdiction other than the UK or the US, they should contact their own professional adviser. For a discussion on Australian tax law considerations please see our website at www.cadburyschweppes.com/taxation .
The summary of UK and US tax laws set out below is based: (i) on the laws in force as at 1 January 2006, and is subject to any changes in UK or US law, in any double taxation convention between the US and the UK or in UK Inland Revenue practice, occurring after 1 January 2006; and (ii) in part on representations of the Depositary and assumes that each obligation provided for in, or otherwise contemplated by, the Deposit Agreement and any related agreement will be performed in accordance with its terms. This summary is not exhaustive of all possible tax considerations and holders of ordinary shares or ADRs are advised to satisfy themselves as to the overall tax consequences of their ownership of ordinary shares or ADRs and the ordinary shares represented thereby, by consulting their own tax advisers. This summary does not deal with the UK tax consequences for a US resident shareowner that is resident, or in the case of an individual, ordinarily resident, for UK tax purposes in the UK or that carries on business in the UK through a permanent establishment.
The discussions below regarding US residents are based on the articles of the double taxation convention between the US and the UK which came into force on 31 March 2003 (the “US-UK Convention”).
For the purpose of the US-UK Convention and for the purposes of the US Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder (the “Code”), discussed opposite, the holders of ADRs should be treated as the owners of the underlying ordinary shares that are evidenced by such ADRs.
Taxation of Dividends
UKResidents
An individual shareowner resident in the UK is generally treated for UK income tax purposes as having taxable income equal to the sum of the dividend paid and the tax credit attaching to the dividend. The tax credit is equal to one-ninth of the dividend and may be credited against the shareowner’s UK income tax liability.
Shareowners who pay tax at the starting rate (10%), lower rate (20%) or basic rate (22%) will have no further liability to tax.
Non taxpayers will be unable to make a claim for the repayment of the notional tax credit.
The position of higher rate taxpayers is as follows (using a cash dividend of £90 as an example).

£

Cash dividend	90.00
Tax credit	10.00

Income	100.00
Higher Rate Tax*	(32.50)

After-tax income	67.50

*The higher tax rate itself is 40%, however a special tax rate of 32.5% applies to income from UK dividends. Tax payable under self assessment is £22.50 (made up of £32.50 less the tax credit of £10).
US Residents
A US resident shareowner will be treated as receiving dividend income equal to the amount of the dividend. The UK does not impose withholding tax on dividends paid to US resident shareowners.
A dividend payable to a holder who is a US citizen or a US resident (as defined below) will generally be treated as foreign source dividend income for US federal income tax purposes. The amount of any cash distribution paid in pounds sterling will be the US dollar value of the pounds sterling payment on the date of receipt by the US holder (or, in the case of ADRs, by the Depositary), regardless of whether the payment is converted into US dollars. Gain or loss, if any, recognised on the sale or disposition of pounds sterling generally will be ordinary US source income or loss. Such dividend will not be eligible for the 70% dividends received deduction allowed to US corporations under Section 243 of the Code. Special rules apply for the purposes of determining the dividend paid and foreign tax credit available to a US corporation which, either alone or together with one or more associated corporations, controls, directly or indirectly, 10% or more of the voting stock of the Company. Subject to certain exceptions for positions that are hedged or held for less than 60 days, an individual holder of shares generally should be subject to US taxation at a maximum rate of 15% in respect of dividends received in 2006.
As used herein, the term “US resident” includes an individual resident in the US for purposes of US tax, a US corporation and a foreign corporation or non-resident alien individual engaged in the conduct of a trade or business within the US with which a dividend or gain, as the case may be, on the ADRs or ordinary shares is effectively connected.
Capital Gains
UKResidents
The UK tax rules governing capital gains tax (CGT) on the disposal of shares are complex and depend on the precise circumstances that apply in each case. It is not, therefore, possible to give individual advice to shareowners who are subject to UK CGT.

180      Cadbury Schweppes Report & Accounts 2005

For shares held on 31 March 1982 and continuing to be held by shareowners who are resident in the UK for tax purposes and are subject to CGT, the base cost for CGT purposes will normally be the market value of the shares as at 31 March 1982. For shares purchased after this date by shareowners, the base cost will normally be the acquisition costs of the shares.
The value of an ordinary share of 12.5p as at 31 March 1982 was 49.25p, adjusted to reflect the two for one share split in 1999. For shareowners who subscribed for their full entitlement under the rights issues in October 1993 and February 1995, the value per share was 77.535p.
US Residents
Holders of ADRs or ordinary shares who are US resident individuals or US corporations, and who are not resident or ordinarily resident in the UK, will not be subject to UK taxation on capital gains realised on the disposal of their ADRs or ordinary shares, unless the ADRs or ordinary shares are used or held for the purposes of a trade, profession or vocation carried on in the UK through a permanent establishment, or the holder is an individual who is temporarily not resident in the UK, as defined by the Taxation of Chargeable Gains Act 1992.
A holder of ADRs or ordinary shares who is a US citizen or a US resident (as defined above) will generally recognise a gain or loss for US federal income tax purposes on the sale or other disposition of ADRs or ordinary shares in an amount equal to the difference between the US dollar value of the amount realised and the holder’s tax basis in the ADRs or ordinary shares. Such gain or loss will be capital gain or loss if the ADRs or ordinary shares are held as capital assets, and will generally be long-term capital gain or loss if the ADRs or ordinary shares were held for more than one year. Any such gain or loss will generally be US-source gain or loss.
The capital gain of a non-corporate United States holder is generally taxed at a maximum rate of 15% where the property is held more than one year. This long-term capital gains rate is scheduled to expire in 2009.
US Estate and Gift Tax
The current Estate and Gift Tax Convention between the US and the UK generally relieves from UK Inheritance Tax (the equivalent of US Estate and Gift Tax) the transfer of ordinary shares or of ADRs where the shareowners or holder of the ADRs making the transfer is domiciled, for the purposes of the Convention, in the US. This will not apply if the ordinary shares or ADRs are part of the business property of an individual’s permanent establishment in the UK or pertain to the fixed base in the UK of a person providing independent personal services. If no relief is given under the Convention, UK Inheritance Tax may be charged on the amount by which the value of the transferor’s estate is reduced as a result of any transfer made by way of gift or other gratuitous transaction by an individual (in general within seven years of death) or on the death of an individual. In the unusual case where ordinary shares or ADRs are subject to both UK Inheritance Tax and US Estate or Gift Tax, the Convention generally provides for tax paid in the UK to be credited against tax payable in the US or for tax paid in the US to be credited against tax payable in the UK based on priority rules set forth in the Convention.
Stamp Duty Tax for ADRs
No stamp duty or stamp duty reserve tax (SDRT) will be payable in the UK on the purchase or transfer of an ADR, provided that the ADR (and any separate instrument or written agreement of transfer) remains at all times outside the UK and that the instrument or written agreement of transfer is not executed in the UK. Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration or, in some circumstances, the value of the ordinary shares, where ordinary shares are issued or transferred to a person whose business is or includes issuing depositary receipts or the provision of clearance services or to a nominee or agent for such a person.
A transfer for value of the underlying ordinary shares will generally be subject to either stamp duty or SDRT, normally at the rate of 0.5% of the amount or value of the consideration (rounded up to the nearest £5 in the case of stamp duty). Stamp duty or SDRT is, however, generally payable at the rate of 1.5% of the amount or value of the consideration where ordinary shares are transferred to a person whose business is or includes the provision of clearance services, or to a nominee or agent for such a person.
A transfer of ordinary shares from a nominee to the ordinary shares’ beneficial owner (including the transfer of underlying ordinary shares from the Depositary to an ADR holder) under which no beneficial interest passes is subject to stamp duty at the fixed rate of £5.00 per instrument of transfer.
Close Company Status
So far as the Directors are aware the close company provisions of the Income and Corporation Taxes Act 1988 do not apply to the Company and there has been no change in that position since the end of the financial year.

Report & Accounts 2005 Cadbury Schweppes      181

Index

A	Accounting convention 97, 167
Accounting policy changes 77
Additional associated undertaking disclosures 144
Advertising costs 99
American Depositary Receipts (ADRs) 177, 176, 181, Inside Back Cover
Americas Beverages 11, 2, 7,9, 14-18, 20, 62, 66, 68, 80, 81, 92-95, 98, 105-107
Americas Confectionery 12, 2, 9, 11, 12, 14, 15, 17-20, 58, 61, 65, 66, 68, 80, 81, 92-95, 98, 105, 107
Amortisation of Brand Intangibles 66
Analysis
– of components 113, 170
– of land and buildings 113, 169
– of movements 112, 113, 169, 170
– of movements in associated undertakings 113
Announcement of results Inside Front Cover
Annual General Meeting (AGM) Inside Front Cover, 30, 31, 38, 70, 176
Annual Incentive Plan (AIP) 45, 43, 51, 52, 59
Approval of financial statements 162
Aquisitions and Disposals 2, 30, 67, 91
– Main beverages 5
– Main confectionery 3
– 2005 Acquisitions 133
– 2004 Acquisitions 133
Asia Pacific 13, 2, 4, 9, 11, 15, 18-20, 61, 63, 65, 66, 69, 80, 92-95, 98, 105, 107, 122, 123
Assets held for sale 115
– and discontinued operations 101
Audit Committee 36, 34, 37, 38, 39
Audited Information 51
Auditors 30
Auditors’ Report 86
– Cadbury Schweppes plc 164

B	Balance between fixed and variable pay 44
Balance sheet
– Cadbury Schweppes plc 166
– US GAAP 152
Basis of consolidation 97, 160
Basis of allocation of costs between segments 98
Beverages 5, 2, 6-8, 11, 13, 16, 18, 19, 24, 62-64, 97, 98, 104, 141
Beverages brands 2, 5, 11
Board Committees 36
Board effectiveness 36
Board Meetings and Attendance 36
Board of Directors 34
Board of Directors and Chief Executive’s Committee 9
Bonus Share Retention Plan (BSRP) 46
Borrowings 70, 103, 124, 172
Brand Intangibles 100
Brands and other intangibles 74
Building Commercial Capabilities Programme, The 70
Business combinations 144
Business Regions 15
Business reportable segments 98
Business Review 30
Business segments performance – 2005 Compared to 2004 68
Business Segment analysis 66
– Americas Beverages 92, 93
– Americas Confectionery 92, 93
– Asia Pacific 92, 93
– Central 92, 93
– EMEA 92, 93
Business today, The 3

C	Capabilities 20
– Employees 20
– People 21
Capital commitments 113, 72
Capital and reserves 131, 172
Capital Expenditure 72

Capital Gains 180
Capital Structure and Resources 70
Cash and cash equivalents 101
Cash flow statement 60, 72, 139, 147, 168
Cash Flows 72
Cash flows from discontinued operations included in the Consolidated Cash Flow Statement 137
Cash Outflows on Acquisitions and Disposals 72
Central Revenue 70
Chairman and Non-Executive Directors 50
Changes and Proposed Changes to Generally Accepted Accounting Principles 161
Changes and Proposed Changes to US Generally Accepted Accounting Principles 77
Changes in the Directors’ share interests since the year-end (unaudited) 56
Changes to reward arrangements for 2006 onwards 42
Changes to the composition of the Board and CEC in 2005 10
Charitable and political contributions 30
Chief Executive’s Committee (CEC) 38
Chocolate, sugar and gum confectionery 4, 62, 98
Classes of drawn debt 124
Close Company Status 181
Combined Code 31, 34, 39, 42, 87
Commodities 74, 129
Commodity Risk 124, 24
Community 23
Comparative statements 25
Competition and demand 24
Confectionery 3
Confectionery Brands 2, 4, 12, 13
Consolidated Balance Sheet 90
Consolidated Cash Flow Statement 91
Consolidated Income Statement 88
Consolidated Statement of Recognised Income and Expense 89
Consumers and customers 19
Contamination 24
Contingent liabilities and financial commitments 138
Contractual Obligations 71
Corporate and Social Responsibility (CSR) 21
Corporate and Social Responsibility Committee 30, 38
Corporate Governance Report 33
– UK Corporate Governance 34
– US Corporate Governance 34
Creditors
– amounts falling due within one year 171
– amounts falling due after more than one year 171
Credit Risk 74, 127
Critical Accounting Estimates 74
Currency Risk 73, 127
Currency and interest repricing profile of borrowings 125

D	Debt 161
Debt instruments 103
Debtors 170
Deferred taxation 116, 155, 171
Dependence on business partners 24
Derivative Financial Instruments 125
Derivative instruments 154
Description of business 1
Directors 31
Directors’ Biographies 28
Directors’ emoluments and employee information 168
Directors’ indemnities 31
Directors’ Remuneration 107
Directors’ Remuneration Report 41
Directors’ Remuneration – Tables 51
Directors’ Report 27
– General 30
Directors’ Responsibilities 31
Directors’ service contracts 45, 31, 49, 50
Directors’ share interests 31
Disabled persons 30
Disclosure Review Committee 38

182      Cadbury Schweppes Report & Accounts 2005

Discontinued Operations 64, 134
– Europe Beverages 67
– results of 134
Discount Rates 75
Discretionary Share Option Plans 48
Disposal of Europe Beverages 64
Disposal gain adjustment 159
Dividend payment Inside Front Cover
Dividend Rates
– per ADR 176
– Ordinary Share 176
Dividends 176, 30, 67, 108, 176
Doubtful Accounts 161

E	Earnings per Ordinary Share 62, 99
Earnings per share 67, 109
– from discontinued operations 137
Effect of Exchange Rates and Inflation on 2005 Reported Results 67
Effect of IFRS on performance measures 49
Embedded Derivatives 129
Employee communication and involvement 21
Employee Share Arrangements 160, 150, 152
Employee share ownership 21
Employees 20, 31
Employees, Number of 11, 12, 13
Employees and Emoluments 107, 134
Environment 30
Environment, health and safety 23
Equal employment opportunities, diversity and inclusiveness 21
Europe Beverages 18, 64, 67
Europe, Middle East and Africa (EMEA) 12, 69
Events after the Balance Sheet date 30, 142
Exchange Controls and other limitations affecting Security Holders 178
Exchange Rates 179
Executive Directors 50
– outside appointments 50
Executive Summary 61
Ex-dividend date Inside Front Cover
Explanation of management performance measures used by Management 58
Explanation of Performance Analysis 60
Explanation of transition to IFRS 143
External Factors 62
External Ratings 23

F	Fair Value Analysis 73
Fair values and sensitivity analysis 130
Finance 16
Finance and Information Technology 9
Finance Cost 107
Financial Calendar Inside Front Cover
Financial Goals 63
Financial Instruments 30, 101, 126
Finance leases 112, 137
Financial Record 84
– US GAAP 79
Financial Statements 85
Financial Statements for Cadbury Schweppes plc 163
Financial Year 167
Financing 66
Financing Cash Flows 72
Foreign currencies 98, 167
Foreign Currency Derivatives 128
Foreign currency translation 142
Forward-looking statements 25
Free Cash Flow 59
Fuel for Growth Programme, The 62
Functions 14, 9
– Finance and Information Technology 16, 9
– Global Commercial (GC) 14, 9
– Global Supply Chain 14, 9
– Human Resources 15, 9

– Legal and Secretariat 19, 9
– Science & Technology 15, 9
Future Cash Flows 75
Future Trends 62

G	Global Commercial 14
Global Supply Chain 14
Glossary Inside Back Cover
Goals and Priorities 6
Going concern 31
Goodwill 99, 110, 153
Gross profit analysis 105
Group’s accounting policies for financial instruments prior to adoption of IAS 39 103
Group companies 139
Group Financial Record 80
– IFRS 80, 82
– UK GAAP 81, 83
– US GAPP Financial Record 84
Group Profit from Operations 65
Group un-drawn debt facilities 124

H	Health and well-being 21
Historical TSR Performance Graph 45
How the Board Operates 35
Human Resources 15, 9
Human rights and employment standards, and Ethical sourcing and procurement 22

I	IAS 39 Adjustment 66
IAS 39 Transition balance sheet 148
Income taxes 76
Independent Auditors’ Report to the members of Cadbury Schweppes plc 86, 164
Industry trends 19
Information technology 24
Information used by management to make decisions 58
Institutional investors 38
Intangible assets 153
Integration of Adams 62
Intellectual property 24, 16, 17
Interest capitalisation 154
Interest rate Derivatives 129
Interest Rate Risk 72, 127
Internal Control 39
Internal factors 63
International Financial Reporting Standards (‘IFRS’)
Inside Front Cover
Inventories 101, 114
Investment in associates 113
Investment Revenue 107
Investments 114, 167, 170

K	Key markets 3, 14

L	Leadership imperatives 20
Learning and development 21
Lease commitments 160
Leasing Commitments 137
Legal and Secretariat 16
Legal Proceedings 30
Legislation and regulation 24
Liquidity Risk 72, 126
Long Term Incentive Plan (LTIP) 46

M	Major classes of assets and liabilities comprising the operations classified as held for sale, The 136
Management performance measures 103
Managing for Value (MFV) 6
Manufacturing and logistics 24
Market environment 19
– Competition 19
Marketing 66
Market Share in the Global Confectionery Market 4

Report & Accounts 2005 Cadbury Schweppes     183

Index

Marketing Food and Consumer issues 22
Minority interests 67, 131, 160
Movements on capital and reserves 132, 173

N	Nature of Operations and Accounting Policies 97
Nature of operations and segmental results 97
Net Cash 72
Net Debt 60
Nomination Committee 37
Non-Executive Directors, The 35
Non-trading items 66, 99, 106
Notes to the cash flow statement 139
Note to the Financial Statements 97
– Cadbury Schweppes 167
Notice of Meeting Inside Front Cover
Notification of Share Interests 179
Number of No.1 or No.2 Positions in the Top 50
Confectionery Markets by Geography 4

O	Operating and Financial Review 57
Operating leases 138
Operating Review 64
– 2005 Compared to 2004 64
Ordinary Shares 131, 172
Organisation structure and management 9
Origins and portfolio development 2
Other intangible assets 111
Other Share Option Plans 49
Our business 2
Outlook – 2006 64
Outside appointment of Executive Directors 50
Overview of current remuneration elements for directors 43

P	Pensions 21, 75, 168
Pensions and other post-retirement benefits 101
People capabilities 21
People strategy 20
People with disabilities 21
Performance Graph – Historical TSR Performance Growth 45
Performance measurement and management 20
Policy on payment to suppliers 31
Post-Employment Benefits 171
Preparation of financial statements 97, 167
Principal Activities 30
Production Assets 18
– Properties 18
– Material properties 18
Profit and loss account for the year 168
Profit from Operations 106
– after charging 135
Property, plant and equipment and leases 100, 112
Property revaluations 55
Provisions 116

R	Raw materials 24
Raw materials and suppliers 20
Recognition 102
Reconciliation of cash flow from operating activities 139
Reconciliation of income statement and equity from UK GAAP 145
Record date Inside Front Cover
Recoverability of Long Lived Assets 75
Regions 9, 11
– Revenue by Region 11
Registered Office Inside Front Cover
Registrars Inside Front Cover
Related party transactions 142
Relations with Shareowners 38
Remuneration Committee 38
Remuneration Committee members and advisers 42
Remuneration policy principles 44
Remuneration Report 41
Research and development expenditure 99
Respective responsibilities of directors and auditors 86

Restructuring 159
Restructuring costs 66, 99, 105
Retirement benefit obligations 117
Retirement benefits 49, 25, 156
Revaluation of properties 168
Revenue 98, 104
Revenue by Region 11
Revenue and Profit 30
Review of Accounting Policies 74
Review of 2005 Group Income Statement 65
Risk factors 24
Role of food in public health 25

S	Salaries and benefits in kind for Executive Directors 45
Sales Contribution
– by Geography 4
– by Product 4
Science and Technology 15, 9
Secondary reportable segments 98
Segmental analysis 98
Segmental Reporting 92
Senior Independent Non-Executive Director 28, 34, 38,
Inside Front Cover
Service Contracts 45
Service of Process and Enforcement of Liabilities 178
Share award fair values 120
Share-based awards and dilution 44
Share-based payments 99, 120, 168, 173
Share Capital 30, 172
Share capital of Cadbury Schweppes plc 131
Share of Result in Associates 66
Shareowner Information 175
Share Prices: Ordinary Shares and ADRs 177
Significant Accounting Policies 167
Significant differences between UK GAAP and IFRS 143
Software Intangibles 100
Sources of Revenue and Trading Costs 62
Stamp Duty Tax for ADRs 181
Statement of Directors’ responsibilities in relation to the Financial Statements 86, 164
– Cadbury Schweppes plc 164
Strategic Developments 63
Substantial Shareholdings 31
Summary of differences between IFRS and US Generally Accepted Accounting Principles 150
Summary of significant IFRS to US GAPP differences 77

T	Tangible Fixed Assets 167, 169
Taxation 66, 101, 108, 135, 167, 180
Taxation of Dividends 180
– UK Residents 180
– US Residents 180
Terms and conditions of Financial Instruments 128
Total Shareowner Return (TSR) 45
Trade and other payables 115
Trade and other receivables 114
Trade payables 103
Trade receivables 103
Trade Spend and Promotions 75
Trading costs 105
Transactional exposures 102
Treasury hedging 102
Treasury Risk Management 72
Treasury risk management policies 126

U	Unaudited Information 42
Underlying Earnings Measures 58
Underlying Profit from Operations 11
US Estate and Gift Tax 181

W	Website 39, Inside Front Cover

184      Cadbury Schweppes Report & Accounts 2005

Glossary

Terms used in this Report & Accounts

Allotted
Associated undertaking
Called-up share capital
Capital allowances
Cash at bank
Creditors
Creditors: Amounts falling due after more than one year
Creditors: Amounts falling due within one year
Debtors
Fair values
Finance lease
Financial year
Freehold
Freehold land
Gearing
Group, or consolidated accounts
Interest receivable and Investment revenue
Interest payable and Finance costs
Loan capital
Pension scheme
Profit
Profit and loss account (reserve)
Profit and loss account
Profit attributable to ordinary shareholders
Reconciliation of movements in shareholders’ funds
Region
Reserves
Share capital

Share option
Share premium account

Shares in issue
Shareholders’ funds
Stocks
Tangible fixed assets
Turnover
US equivalent or brief description

Issued
Generally a 20% – 50% owned investee
Ordinary shares, issued and fully paid
Tax term equivalent to US tax depreciation allowances
Cash
Accounts payable/payables
Long-term liabilities
Current liabilities
Accounts receivable/receivables
Current values
Capital lease
Fiscal year
Ownership with absolute rights in perpetuity
Land owned
Leverage
Consolidated financial statements
Interest income
Interest expense
Long-term debt
Pension plan
Income (or earnings)
Retained earnings
Income statement
Net income
Statement of changes in stockholders’ equity
Business segment
Stockholders’ equity other than capital stock
Ordinary shares, capital stock or common stock issued and fully paid
Stock option
Additional paid-in capital relating to proceeds of sale of stock in excess of par value or paid-in surplus (not distributable)
Shares outstanding
Stockholders’ equity
Inventories
Property, plant and equipment
Revenues (or sales)

© Cadbury Schweppes plc 2006
The Company was incorporated in England as a limited company on 6 May 1897, under the name of Schweppes Limited. On 28 March 1969 it changed its name to Cadbury Schweppes Limited and on 27 November 1981, it re-registered as Cadbury Schweppes public limited company. The Company is subject to the laws of England and is domiciled in England.
For enquiries regarding shareholdings that are not appropriate for either the Registrars or the ADR Depositary, please contact the Group Secretary.
For enquiries of a general nature regarding the Company and for Investor Relations enquiries, please contact Investor Relations.
Cadbury Schweppes plc
25 Berkeley Square
London W1J 6HB
UK
Telephone: +44 (0) 20 7409 1313
Copies of the Better Payment Practice: Your guide to paying and being paid on time can be obtained from the Department of Trade and Industry, DTI Publications Orderline, Admail 528, London SW1W 8YT, telephone 0870 1502500.
Alternatively, it can be ordered or downloaded from the DTI website, www.payontime.co.uk/downloads/DTI_BPP_brochure.PDF.
The Company’s commitment to environmental issues has been reflected in the production and dispatch of this Report & Accounts. All paper used in the production of this report is printed on Revive Special Silk. Made in Spain, the paper comprises virgin fibre, de-inked post-consumer waste and mill broke. Manufactured at a mill that has been awarded the ISO14001 certificate for environmental management. Pulps used are elemental chlorine free.
SUNKIST is a registered trade mark of Sunkist Growers, Inc.
Leaf Sverige AB licenses the SWEDISH FISH mark on an exclusive basis to Cadbury Adams Canada Inc. in the US and Canada.
Designed and produced by Addison
Corporate Marketing.
Typeset by Asset Graphics.
Printed in England at St Ives, Westerham Press.

invest
innovate
execute

Annual Review and Summary Financial Statement 2005

Contents

IFC	Financial highlights 2005
01	Performance highlights 2005
02	Our business
04	Chairman’s statement
06	Strategy review
18	2006 outlook
19	People strategy
20	Chief Financial Officer’s review
22	Operating review
24	Financial review
26	Summary financial statement
31	Notes to the summary financial statement
36	Auditors’ statement
36	GAAP statement
38	Board of Directors
40	Summary Directors’ remuneration report
42	Summary corporate governance statement
43	Shareowner information
Cadbury Schweppes manufactures, markets and sells confectionery and beverage treats and refreshments. It is the world’s largest confectionery company, and has strong regional beverages businesses in North America and Australia. With origins stretching back over 200 years, today Cadbury Schweppes’ products are enjoyed in almost every country around the world.

Financial highlights 2005
					Reported	Reported	Constant
					Currency	Currency	Currency[3]
	2005		2004		Growth %	Growth %	Growth %
£ millions	(52 wks	)	(53 wks	)	vs. 53 wks	vs. 52 wks	vs. 52 wks[2]

Revenue	6,508		6,085		+7	+8	+6

– Underlying Profit from Operations[1]	1,033		954		+8	+10	+8
– Underlying operating margin[5]	15.9		15.7		+20bps	+30bps	+30bps

Profit from Operations	1,003		825		+22	+23	+21

Underlying Profit before Tax[1]	873		771		+13	+14	+12
Profit before Tax	843		642		+31	+33	+31

Underlying EPS1 & 4	33.9		30.7		+10	+11	+9
Reported EPS[4]	37.3		25.9		+44	+45	+44

Dividend per share	13.0p		12.5p		+4	n/a	n/a

As required by IFRS 5, Europe Beverages is classified as a discontinued operation. Revenue, Profit from Operations and Profit before Tax for the 52 weeks to 1 January 2006, exclude Europe Beverages. The prior year comparative information has been re-presented on a consistent basis.

[1]	Underlying Profit from Operations and Underlying Profit before Tax exclude brand intangible amortisation (£6 million), restructuring costs (£72 million), non-trading items (£25 million) and the impact of fair value accounting under IAS 39 (£23 million). Underlying earnings per share also exclude the tax effects of these adjustments and the credit arising on the recognition of the UK deferred tax asset (£104 million) and the intra-group transfer of intellectual property assets (£11 million). A full reconciliation between underlying and reported measures is included in the segmental analysis on pages 29 and 30.
[2]	Excluding the estimated impact of sales and profits in the 53rd week of 2004 (see page 25).
[3]	Constant currency growth excludes the impact of exchange rate movements during the period (see page 25).
[4]	EPS is presented on a basic total group basis and therefore includes the earnings contribution from Europe Beverages.
[5]	10 basis points (bps) equals 0.1%.

Performance highlights 2005

•	Revenue growth ahead of goal ranges at 6.3%[1]

•	6% confectionery growth[1]

•	6% beverage growth[1]

•	Underlying operating margins +30bps[2]

•	Underlying profit before tax +12% at £873 million

•	Underlying earnings per share +9% at 33.9 pence

•	Significant increase in free cash flow[3] to £404 million

•	Adams performance strong and growing ahead of the acquisition plan

•	Successful sale of Europe Beverages for £1.26 billion
Revenue 1 2004 2005 £6,036m £6,508m 7000 6000 5000 Margin 2 2004 2005 15.6% 15.9% 16 15 14 Free cash flow 3 2004 2005 £229m £404m 500 400 300 200 100 0 Dividends 2004 2005 12.5p 13.0p 13 12 11

(except where stated all movements are at constant exchange rates and exclude the impact of the 53rd week in 2004)

[1]	Revenue growth at constant currency versus 52 weeks
[2]	Margin growth in basis points at constant currency versus 52 weeks
[3]	Free cash flow as defined on page 25

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     1

Our business
We’re organised around four regional operating units supported by six global functions. The leader of each region and function sits on the Chief Executive’s Committee (CEC). This team is responsible for our business strategy and for driving how we invest, innovate and execute to deliver superior shareowner performance.
Global functions

Global Commercial Strategy	Science & Technology	Global Supply Chain

Operating regions

Americas Beverages Share of Group Revenue Share of Group Profit* 27% 44%
Our beverages operations in the Americas consist of businesses in the US, Canada and Mexico. We sell a broad range of refreshment beverages, from carbonated drinks, where our brands are leaders in the flavours (non-cola) category, to premium still fruit juices, and iced teas. Dr Pepper, Mott’s and Snapple are our biggest brands, with other important brands including 7UP, Hawaiian Punch, Sunkist, A&W and Clamato.
*Underlying Profit from Operations, excluding central costs
Americas Confectionery Share of Group Revenue Share of Group Profit* 19% 15%
Americas Confectionery operates in all of the major countries in North and South America, including the US, Canada, Mexico, Brazil and Argentina. We sell gum and sugar confectionery throughout the Americas, and chocolate principally in Canada and Argentina. Our biggest brands are Trident, Dentyne, Halls and Bubbaloo/Bubblicious, with other important brands including Cadbury, Clorets, Chiclets, Swedish Fish, Sour Patch Kids, Mantecol and Beldent.

2     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

The functions’ role is to drive world-class performance across the operating regions. Every function has a team in each region with these regional groups co-ordinated by a small central team. This structure allows the functions to develop and implement global strategies and processes while remaining closely aligned with the regions’ commercial interests.
Global Commercial Strategy’s role is to develop global strategies and solutions for categories, customers and markets that enable the regions to generate higher sales growth than they could on their own. Working with Science & Technology, which leads the Group’s technical innovation programme, Global Commercial Strategy also develops the Group’s innovation pipeline. Global Supply Chain is responsible for the supply of product to the Group’s customers, and its role covers raw material supply, manufacturing, logistics and working capital management.

Finance and Information Technology	Human Resources	Legal and Secretariat

Europe, Middle East and Africa Share of Group Revenue Share of Group Profit* 36% 28%
Europe, Middle East and Africa (EMEA) includes all the Group’s businesses in European, African and Middle Eastern markets (including Russia). The UK is our largest confectionery business in the region, and we also have major businesses in France, South Africa, Russia, Nigeria, Ireland, Poland, Turkey, Spain and Egypt. Cadbury, Wedel and Poulain are our biggest chocolate brands and we have recently acquired the Green & Black’s brand in the UK. Bassett’s, Halls, Maynards and Trebor are our biggest brands in sugar confectionery. Major gum brands are Hollywood, Trident, Stimorol and Dirol.
Asia Pacific Share of Group Revenue Share of Group Profit* 18% 13%
Asia Pacific comprises an integrated confectionery and full system beverage business in Australia, and confectionery operations, principally in New Zealand, Japan, India, China, Thailand, Malaysia and Indonesia. In confectionery, as well as selling Cadbury branded products, we sell products under the Trebor and The Natural Confectionery Company brands in Australia; the Halls and Sportlife brands in China; the Halls, Trident and Clorets brands in Japan and Thailand; and the Bournvita and Halls brands in India. Our main beverages brands in Australia are Schweppes and Cottee’s.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     3

Chairman’s statement

john sunderland gives an overview of the group’s performance in 2005 and the outlook for 2006

A year of strong revenue growth
2005 was another successful year for Cadbury Schweppes. We achieved our highest rate of revenue growth for a decade, with all of our major businesses making a significant contribution. We are now over halfway through the four-year plan upon which we embarked in 2003. In the plan are specific financial commitments against which shareowners can monitor our performance. These are to: grow revenues by 3-5% each year; improve our profit margins by 50-75 basis points per annum; and generate a four-year cumulative free cash flow of £1.5 billion.
In 2005, we achieved two of these three targets, namely excellent revenue growth and higher free cash flow. We made slightly less progress than we would have liked on margin improvement. This is disappointing, but mainly the consequence of a very challenging cost environment, particularly in energy, transport and packaging. Reported sales were £6.5 billion, which, on a like-for-like basis, represented an increase of 6%. Operating margins were 15.9%, an increase of 30 basis points and free cash flow was £404 million. Underlying earnings per share were ahead by 9% on a like-for-like basis.
Sale of Europe Beverages
During 2005, we undertook a strategic review of our Europe Beverages business and decided to dispose of this part of the Group. This will allow us to focus financial and management resources on our confectionery and other beverage businesses which have greater potential for higher growth and returns. On 21 November 2005, we announced that we had received a binding offer of £1.26 billion from a private equity consortium formed by the Blackstone Group and Lion Capital. The proceeds from the sale have been used to reduce the Group’s net debt, which at 1 January 2006 was £3.9 billion.
The transaction completed on 2 February 2006, and the price achieved and the quick resolution represent an excellent outcome.
Management
Our performance is a testament to the achievements of our management team led by Todd Stitzer. During 2005, we further strengthened our senior management cadre with two key external appointments: Jim Chambers as President of Americas Confectionery and Steve Driver as President of Global Supply Chain. Following Mike Clark’s retirement, his joint role as Chief Legal Officer and Company Secretary was split between two internal appointees, Hank Udow and Hester Blanks respectively. The strength of our management team continues to be recognised and for the tenth year in a row Cadbury Schweppes was voted amongst the top ten in Britain’s Most Admired Companies in Management Today’s poll of our UK peers. We have also received 50 other awards around the world for differing aspects of our performance.
Governance
The United Kingdom now enjoys probably the highest standards of corporate governance in the modern business world. The revised Combined Code is two years old and I am pleased to report that your Company is compliant with it in all key aspects. Our four main Committees and the Board have all benefited from the Code’s revisions. In particular, the Board evaluation exercise has both refined the Board’s processes and strengthened the rigour of our discussions and oversight.
Corporate and Social Responsibility
We regard our responsibility as a wealth creator in society as of the utmost importance. However, while our prime obligation is always to our shareowners, we work hard to ensure that our obligations to our other stakeholders – consumers, employees, suppliers, customers

4     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

and the communities in which we operate – are fully discharged.
In particular, the impact of our community programmes around the world broadens every year. We seek to recognise individual and team contributions through the Chairman’s Award scheme bi-annually. This year we received 89 submissions, a third up on 2003. All of these programmes have made substantial impacts upon the local communities in which we operate. Choosing the winner from such a list was not easy!
Food issues
Last year I described the challenge which the food industry faces as society tackles the problem of obesity. We remain convinced that this is a whole-life problem, not simply a food problem. Our way of life has changed, manual work and exercise have diminished, and patterns of food consumption have altered in adaptation to modern lifestyles. However the industry has been keen to use its knowledge of consumers to help deliver better understanding and information with regard to the achievement of a balanced lifestyle. Product development has focused on the reduction of salt, removal of trans fats and the increasing use of natural ingredients.
Most importantly, in January, Cadbury Schweppes announced a change to the labelling of our products under the ‘Be Treatwise’ banner. This will provide consumers with substantially enhanced information about our brands’ composition and calorific content, expressed as proportions of recommended Guideline Daily Amounts. This is a major advance in helping consumers achieve a balanced lifestyle, and much preferred by them to some of the more bizarre schemes that have been proposed such as ‘traffic light’ labelling. It is illustrated at the top of this page.
Pensions
The growing concern around pension deficits
as a consequence of increased longevity and long-term stock market performance has been much discussed. Cadbury Schweppes has always been committed to the provision of appropriate overall compensation to our employees. This includes post-retirement benefits through defined benefit and defined contribution schemes.
In common with many other large pension funds, our schemes have an overall accounting deficit under IAS19, currently £369 million. As a proportion of our market capitalisation at the year end, Cadbury Schweppes’ deficit was only 3%, smaller than many of our peers. Nevertheless, we have decided to address this deficit. Following the successful disposal of Europe Beverages we will make payments into our pension funds totalling some £125 million, of which £31 million was paid in advance in 2005, the remainder being paid this year. Over £75 million of this is in respect of our UK commitments. In addition, we will provide sufficient additional funding in excess of the normal employer and employee contributions over the following three years to ensure that any deficit remaining on these schemes is adequately managed.
Colleagues around the world
We have over 55,000 employees around the world and it is they who individually and collectively deliver the results described in this Annual Review. We recognise this and are indebted to their commitment to both their individual roles and the Company overall. The Board and I are grateful for this continuing contribution.
The Board
Our Board has changed relatively little over recent years and we have gained much from this consistency. However, two of our non-executive colleagues are approaching a decade of service and will therefore be retiring in the near future. I am delighted, therefore, that we have been able to strengthen the Board with two further non-executive appointments.
Lord Patten joined at the beginning of July. His time in political office and extensive experience of international relations will be of great value to our business since we are now represented in almost every country in the world.
Secondly, we have just announced the appointment of Sanjiv Ahuja, Chief Executive Officer of Orange SA. He has substantial experience of international business, having worked in the USA and Europe. We look forward to the addition of his broad business acumen to the Board.
Dividend
The Board is recommending a final dividend of 9.0 pence, taking the total dividend to 13.0 pence, a 4% increase on last year. It will be paid on 26 May to those of our shareowners who are on the register at 28 April.
Outlook
In 2006, we expect to continue the good progress we have made over the last two years.
The flexibility provided by the sale of Europe Beverages and disposals of other non-core assets will enable us to strengthen further our confectionery and beverage platforms through strategic capital investments and bolt-on acquisitions. We expect to deliver results within our financial goal ranges in 2006.
John Sunderland
Chairman

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     5

Strategy review
todd stitzer describes how investment, innovation and execution helped us deliver our best sales growth in a decade
In 2005, sales in both our confectionery and beverage businesses grew strongly at 6%. We completed the Adams acquisition integration ahead of schedule with financial benefits ahead of plan. We disposed of Europe Beverages swiftly and at a good price, freeing up resources to invest in our higher growth businesses. As we celebrated the 100th anniversary of Cadbury Dairy Milk, we acquired Green & Black’s, the UK’s fastest growing premium chocolate brand. We were also delighted to receive the ‘Quality of Management’ award from Management Today.
Todd Stitzer
Chief Executive Officer

6     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

2004 – 2007 Goals			2005 Priorities

1	Deliver superior shareowner performance	•	Deliver annual contract
		•	Execute Fuel for Growth and focus on Free Cash Flow

2	Profitably and significantly increase global confectionery share	•	Invest, innovate and execute
		•	Execute Smart Variety

3	Profitably secure and grow regional beverages share	•	Invest, innovate and execute
		•	Strengthen US non-carbonates and route to market

4	Ensure our capabilities are best in class	•	Roll–out Building Commercial Capabilities
		•	Refine Supply Chain disciplines

5	Reinforce reputation with employees and society	•	Motivate, develop & reward our people
		•	Continue high Corporate and Social Responsibility standards

In October 2003, we set our strategic goals for 2004 – 2007. Each goal has two priorities. Our goals are unlikely to change from year to year but the priorities will, according to our business needs and the market environment. The goals provide a small number of clear and achievable objectives for our senior managers against which they report and are incentivised.
We believe we can consistently deliver superior shareowner performance by profitably growing our competitively advantaged global confectionery and regional beverage businesses; by ensuring that our team and its capabilities are best in class; and by ensuring we have strong relationships with our employees and the communities in which we do business.
In 2004, our priorities were focused on: reducing our cost base; integrating Adams; and investing in innovation and systems capabilities. In 2005, the focus of our priorities moved firmly towards growth.
We are using cost savings from the Fuel for Growth programme, which currently stand at a cumulative £180 million, to invest in growth initiatives across the Group. We made significant investments to strengthen our innovation pipeline, our science and technology, commercial and salesforce capabilities, our information systems and our understanding of consumers.
These investments enhance our ability to execute in our markets. We have already seen benefits in 2005, with our confectionery and our beverages businesses both growing sales by 6%. In confectionery, we gained share in 16 out of our top 20 markets. In beverages, we grew our market share in US carbonates for the second year in a row, and improved the performance of our US non-carbonated beverages.
In the following pages we describe how we delivered against our goals in 2005 by investment in growth, increasingly systematic and successful innovation and outstanding execution in the marketplace.

Invest Innovate Execute
Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     7

Strategy review

Goal 1
    1          2          3          4          5

deliver superior
shareowner performance

2005 Priorities
•	Deliver annual contract (budget)

•	Execute Fuel for Growth and focus on Free Cash Flow

Steve Driver
President Global Supply Chain (left)

Ken Hanna
Chief Financial Officer (right)

Hester Blanks
Group Secretary (left)

Hank Udow
Chief Legal Officer (right)
Our overarching goal is to deliver consistently superior shareowner returns, driven by superior business performance.
We measure shareowner performance by looking at the total returns on our shares (share price growth plus the value of reinvested dividends). Our returns are measured against a broad group of our international fast moving consumer group peers. This group includes our major confectionery and beverage competitors.
Following another good performance in 2005, we have now delivered top quartile returns for our shareowners for both 2005 and for the two year period 2004 and 2005. In 2005, our return of 23% compared to 13% for the peer group. For 2004 and 2005, our return of 57% compares with 35% for the peer group as a whole.
In order to deliver superior business performance we have focused on: accelerating the rate of profitable revenue growth; reducing costs; improving our capabilities; and allocating capital to those brands, businesses and markets which have superior growth and returns.
When we announced our goals and priorities for 2004 to 2007 we also announced financial goal ranges (all on a constant currency basis) for three simple business metrics. Delivery of these financial goal ranges is the key to achieving performance in line with our annual contract (budget):
•	Grow revenues by 3% – 5% every year (excluding acquisitions and disposals)

•	Improve margins by 50 to 75 basis points each year

•	Generate free cash flow of £1.5 billion over the period.

% Quartile 1 Quartile 2 Quartile 3 Quartile 4 120 100 Cadbury Schweppes 80 TSR +57% 60 40 20 0 -20 Source: Datastream 2004 and 2005 financial performance against our goal ranges Goal ranges 2004 2005 2004—2007 (52 weeks) Revenue growth* 3 — 5% pa 5% 6% Underlying 50 — 75 +50 +30 operating bps pa bps bps margin growth* Free cash flow £1.5bn £265m £450m generation** * at constant exchange rates; excluding Europe Beverages ** includes Europe Beverages and at 2003 exchange rates
8     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

In 2005, we saw a further acceleration in our rate of revenue growth. Revenues grew by 6%, above the top end of our goal range. Our confectionery and beverages businesses both contributed to this increased momentum, driven by our higher growth investment, and the commitment of our people to execute our strategies in the market place.

Revenue growth 2003 to 2005*
	2003	2004	2005

Group	2%	5%	6%

Of which:
– Confectionery	3%	6%	6%
– Beverages	1%	4%	6%

* Continuing businesses – excluding Europe Beverages
We increased margins in 2005 by 30 basis points, despite a challenging external cost environment, particularly in the second half of the year in oil, transport and packaging costs. We chose not to sacrifice our growth investment and, as a result, our margin growth year-on-year was not within our goal range.
We are well on track to deliver on our free cash flow goal range. Free cash flow increased significantly in 2005, benefiting from the Group’s improved trading performance and our increased focus on improving our working capital and capital efficiency.
We continued to invest significant sums in marketing, growth and execution capabilities, despite the external cost increases. In 2005, our investments in growth and execution capabilities increased by £75 million. We believe that these investments will strengthen our ability to deliver long-term sustainable growth.
Our Fuel for Growth cost saving programme is on track, with £90 million of cost savings delivered in 2005. This brings the cumulative savings from the programme to £180 million since it began in mid 2003. As a result, our cost base has become more competitive, and we have reinvested a significant proportion of the savings in our businesses, as we said we would do when we launched our four-year strategy.
We are making cost savings in many areas, including factory closures, reorganisations and headcount reductions, and also in a large number of efficiency initiatives throughout the Group. These initiatives are reducing complexity, increasing our available capacity, reducing working capital, and improving our ability to execute our business, activities. They span a wide range of areas and include:
•	creating shared business service centres, such as the one in Plano, Texas which supports Americas Beverages and Americas Confectionery in handling finance and HR transactional services and consumer and customer support;

•	rationalising production, such as the transfers of Halls production from Manchester, UK, to Canada, and Canadian gum production to our more efficient Mexican factory, to increase our manufacturing scale; and

•	maximising marketing and trade spend effectiveness – for example, our US beverages and confectionery businesses have partnered on media buying and consolidated advertising with a single supplier.

Delivering Fuel for Growth
	2003	2004	2005

Factories closed/sold*	6	3	6

Headcount reduced	1,000	1,100	1,900

Gross cost savings	£20m	£70m	£90m

All figures are annual and exclude Europe Beverages
* Excludes 13 Europe Beverages factories sold in 2006
In the two years following the Adams acquisition, we focused on integrating the business, growing organically and reducing debt.
With the Adams integration largely completed and consistent with our Managing for Value philosophy adopted in 1997, early in 2005 we increased our focus on the allocation of capital in the Group’s businesses to invest in the most attractive growth opportunities and drive value creation for our shareowners.
A key development was the announcement of the sale of Europe Beverages for £1.26 billion which was completed in February 2006.
We have also announced our intention to sell other small non-core brands, businesses and assets. The funds raised from these disposals will be reinvested in the business, either via strategic capital investment or bolt-on acquisitions.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes       9

Strategy review
Goal 2
      1            2            3            4            5
profitably and significantly increase our global confectionery share
2005 Priorities
•	Invest, innovate and execute

•	Execute Smart Variety

Jim Chambers
President Americas Confectionery (left)
Todd Stitzer
Chief Executive Officer (right)
Matt Shattock
President Europe, Middle East and Africa (left)
Nick Fell
President Global Commercial Strategy (right)
The ambition behind our second goal is to grow our share of the global confectionery market both organically and by acquisition. We are making excellent progress through investing in our business and delivering great innovation.
Before we bought Adams in 2003, we were the fourth largest confectionery company with a global share of 6.6%. Our purchase of Adams increased our share by around one half, giving us the second largest share globally. Over the last two years, our share has increased further, with Euromonitor’s recently published data for 2004 giving us clear leadership of the global confectionery market with a share of 10.0%.

Global confectionery market shares
	Excluding	Including
	Adams	Adams
	(2003)	(2003)	2004

Cadbury Schweppes	6.6%	9.6%	10.0%

Mars	9.6%	9.6%	9.2%

Nestle	7.7%	7.7%	7.8%

Hershey	6.1%	6.1%	5.8%

Wrigley	4.6%	4.6%	4.9%

Kraft	4.8%	4.8%	4.9%

Source: Euromonitor 2004
Now that we are number one in global confectionery, our aim is to increase the gap between ourselves and our competitors. We believe we can do this because no other company has the same breadth and strength of product participation and geographic footprint. We compete strongly across all three confectionery categories of chocolate, sugar and gum and are number one or number two in around half of the world’s top 50 confectionery markets. Our overall leadership in confectionery is underpinned by our number one position in sugar, our number two position in gum and our number four position in chocolate.
Integrating Adams, the largest acquisition the Group has ever made, was one of our two confectionery priorities in 2004. Following the successful business transition from Pfizer’s shared services in the US in late 2004 and Canada in early 2005, the main integration is now complete. The business is now fully integrated at the commercial, supply chain and back office levels. At the time of the acquisition, we said that through the combination of an improvement in the performance of the base business and cost and revenue synergies, the returns from the Adams business would cover its cost of capital by 2006. Nearly three years on, Adams continues to exceed our expectations. The top line is ahead of the acquisition case, margins are significantly improved and we exceeded our cost of capital in 2005, one year ahead of schedule.
With the Adams integration successfully achieved, the focus of our activities in 2005 has moved to growth, with our priorities being to invest, innovate and execute and to continue to drive Smart Variety. The Smart Variety growth initiative recognises that our business model is based on our diverse range of strong local and regional brands. Smart Variety is a commercial discipline which provides

10       Cadbury Schweppes Annual Review and Summary Financial Statement 2005

us with the decision rules and processes to leverage the combination of our broad product range, geographic reach, routes to market and manufacturing capabilities across these brands.
Our strong presence in all three confectionery categories combined with our focus on executing our priorities helped drive revenue growth in confectionery in 2005 of 6%, with our business in emerging markets growing at 12%.
Innovation on our core brands played a key role in driving growth. We also saw strong growth in each individual category. In the UK, this growth was particularly creditable given the disruptive effect of the implementation of our new IT system.

Core brand sales growth in 2005

Trident	+21%

Halls	+9%

Cadbury Dairy Milk	+7%

Dentyne	+5%

In sugar confectionery, our Halls brand grew sales 9% in 2005, benefiting from growth in the EMEA region where we continue to broaden its distribution by using our existing route to market. We also continued to reinvigorate Hall’s performance in its core North American markets and drive growth in developing markets.
In the gum category, our Trident, Dentyne and Hollywood brands had another strong year. Again, innovation was the key and included: in packaging, innovative resealable packs for Trident and Dentyne; new flavours such as Trident Tropical Twist and, in centre-filled gum, peppermint with vanilla, and strawberry with lime; and new formats, including centre-filled gum and a soft-slab variant to our Dentyne Ice range. The Trident brand grew 21%. We also launched Dentyne into the Malaysian market, where we achieved a 17% market share. In addition, the reformulation of our Dirol and Stimorol brands helped drive sales growth of over 30% in Russia.
In chocolate, we continue to drive growth through the success of our Cadbury Dairy Milk brand. Our re-launch of this 100 year old brand has been at the heart of the reinvigoration of our core confectionery business over the last two years. We’ve created a chocolate masterbrand which leverages Cadbury’s unique chocolate heritage and ownership of moulded chocolate in the UK and Commonwealth markets. This has helped redefine the market and bring the battle for consumers onto the ground we invented and where we are the strongest.
Cadbury Dairy Milk sales were 7% ahead in 2005, building on the growth in 2003 and 2004 as we successfully rolled out the masterbranding concept into two new markets, Canada and South Africa, and extended product ranges in existing markets of Australia, the UK and Ireland. In 2006, the transfer of technology from Australia to the UK will enable us to add filled moulded products to the Cadbury Dairy Milk range, including a Creme Egg variant.
Growth in chocolate has also benefited from sales of premium chocolate products in the UK. We have used innovation to add premium products to the Cadbury brand, through products such as: Cadbury Delight, a premium Easter Egg; Snaps, our wafer chocolate sharing product; and luxury versions of Roses and Flake. We also bought out the majority share in Green & Black’s, which performed strongly with sales up nearly 50% year-on-year.
We are supporting our confectionery innovation and Smart Variety programmes with significant investment in new Science & Technology and manufacturing facilities. In the last quarter of 2005, we opened our global gum centre of excellence in the US at Hanover Park, New Jersey at a cost of $40 million; announced investments totalling £100 million in a new gum plant in Poland and an expansion of our existing gum facility in Puebla, Mexico; and began investments in a new Bournvita plant at Badi, India and a £40 million expansion of chocolate capacity at Bournville, UK.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes       11

Strategy review
Goal 3
      1            2            3            4            5
profitably secure and grow our regional beverages share
2005 Priorities
•	Invest, innovate and execute

•	Strengthen US non-carbonates and route to market

Ken Hanna
Chief Financial Officer (left)
Gil Cassagne
President Americas Beverages (right)
David Macnair
Chief Science & Technology Officer (left)
Rajiv Wahi
President Asia Pacific (right)
Our beverages goal reflects our aim to focus on those markets where we have strong competitively advantaged positions and to secure and then grow our shares in those markets. In our beverages businesses, our focus in 2004 was to integrate the businesses, both to reap the synergy benefits of recent acquisitions, and to leverage scale.
Our priorities in 2005 moved from integration to innovating, investing and executing around our core brands in both the Americas and Australia to further realise the benefits of our significant positions as the tenth largest and fourth largest food suppliers to the grocery trade respectively in their markets. In addition, specifically in the US, our second priority was to strengthen our non-carbonated soft drinks (non-CSD) business and our route-to-market.
In 2005, our beverages business grew revenues by 6%, a significant increase on the 4% revenue growth in 2004, with strong results seen in both markets. We grew our share in the US carbonated soft drinks (CSD) market for the second year in a row, and in the second half saw a significant improvement in the performance of our non-carbonates business. In Australia, we maintained market share while rationalising non-core products.
In 2005, our CSD business gained 40 basis points of market share in the US led by outstanding 6% volume growth from
Dr Pepper, our biggest CSD brand, which was the only major CSD brand in the US to grow.
Dr Pepper’s performance was driven by the success of Cherry Vanilla Dr Pepper, the first of our innovative Soda Fountain Classic flavours, which draw on the soda fountain taste heritage. We launched Cherry Vanilla in October 2004 in Dr Pepper’s heartland markets (11 southern US states) and we rolled out diet Cherry Vanilla nationally in January 2005.
Cherry Vanilla has been particularly successful in bringing new customers to the Dr Pepper franchise, with four out of the five top selling areas for diet Cherry Vanilla being outside Dr Pepper’s historical heartland markets.
Part of Dr Pepper’s success in 2005, particularly in non-heartland markets, has been driven by greater alignment with

12       Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Dr Pepper’s bottling partners, both in the cola and independent bottling systems. Progress in 2005 has included Dr Pepper’s increased participation in bottlers’ core promotional activities, and greater alignment of our commercial, financial and operational plans.
Dr Pepper has also been successful in winning new fountain business in 2005, both with new accounts, such as Arby’s, and by increasing participation with existing customers such as McDonald’s and Sonic.
In non-CSDs, we focused on the revitalisation of our Core Four brands of Mott’s, Clamato, Snapple and Hawaiian Punch, which account for over 65% of non-CSD sales.
We increased the frequency of Snapple advertising and Mott’s returned to television advertising. We addressed the price-value relationship of Mott’s relative to private label and, in addition, we launched a number of innovative products. These included, in the Mott’s range, a Light product and the fortified Plus and Plus for Kids products. This Plus concept is highlighted in the case study above.
We also improved our execution by rationalising the number of product lines within our non-CSD business, reducing resources focused on non-core brands like Elements and discontinuing some products such as Snapple-a-Day.
Larry Young was appointed as CEO and President of Dr Pepper/Seven Up Bottling Group, Inc (DPSUBG), our 45% owned bottling associate, in May 2005. Larry brings significant management experience in the bottling business. Since his appointment, we have further strengthened our co-operation with DPSUBG in areas such as sales, procurement and distribution.
In Mexico, part of the Americas Beverages region, we have delivered outstanding growth for several years as we have continued to focus on our core brands, principally Peñafiel, Squirt and Aguafiel. We extended our Peñafiel mineral water brand into the CSD segment through innovative sparkling flavoured mineral water products such as Peñafiel Twist and Peñafiel Naturel. In Aguafiel, we successfully launched a 10 litre product through our joint venture with San Benedetto. In CSDs, we grew our market share by 20 basis points in 2005, and in non-CSDs by 30 basis points.
In Australia, where our beverage business is a full system business and integrated with our confectionery business, we have leveraged our position as the fourth largest food supplier to the grocery trade. We have focused on developing our most advantaged brands, de-emphasising non-core products, and simplifying our price structure. Investment in innovation has also generated growth. We relaunched our Spring Valley Stills range, adding innovative products such as an Iced Tea drink, a flavoured water (Twist) and the Vibe range of fruit and vegetable blends. We also launched a number of innovations in The Natural Beverage Company range of drinks.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes       13

Strategy review
Goal 4
      1            2            3            4            5
ensure our capabilities are best in class
2005 Priorities
•	Roll-out Building Commercial Capabilities

•	Refine Supply Chain disciplines

Nick Fell
President Global Commercial Strategy (left)
David Macnair
Chief Science & Technology Officer (right)
Jim Chambers
President Americas Confectionery (left)
Steve Driver
President Global Supply Chain (right)
Our fourth goal reflects the need to have the best people, systems and structure to enable us to deliver our commercial agenda.
Since acquiring Adams in 2003, we have transformed our organisation. We have integrated our businesses more thoroughly and restructured into operating regions and global functions. We have introduced enhanced common global processes and systems, improved our efficiency, and upgraded the quality of our team through internal training and external recruitment. This transformation is delivering benefits in terms of our increased market scale, higher investment and focus on our core brands.
We are continuing to enhance our team’s capability, and we have brought in significant new expertise and experience into the business from outside. 25% of the top 160 managers and five of the twelve members of the Chief Executive’s Committee (CEC) are new to the business since 2003. This year, CEC members Jim Chambers, President of Americas Confectionery, joined us from Rémy Amérique where he was President, and Steve Driver, most recently Head of Global Supply for the Quest division of ICI, was appointed President of Global Supply Chain. We also promoted excellence internally with the appointment of Hank Udow as Chief Legal Officer and Hester Blanks as Group Secretary.
In 2004, our two priorities in support of this goal were to ratchet up innovation and to hone our people and systems capabilities. In 2005, our focus moved to rolling out our Group-wide Building Commercial Capabilities (BCC) programme and refining our supply chain disciplines.
In early July, our new UK IT system went live. It is designed to lead to substantial efficiencies in our UK business, across the supply chain, including working capital and to improved customer service.
Innovation continued to be a key driver of our growth in 2005. In 2003, innovation accounted for around 6% of total sales. In 2004 it grew to 9% and in 2005 it has increased further to 10%. In 2004, we introduced a rigorous innovation management process, which enabled us to take a common approach to innovation decision making based on strict financial and commercial criteria. Building on this process, in 2005, we put in place a new software tool which facilitates the sharing and roll-out of new innovations across the business.
As a result, we now have a multi-year innovation pipeline which is being systematically filled through our investment in consumer insights, and in science and technology expertise. Investments in Science & Technology include developing our beverages research centre in the US; opening our Science & Technology centre in Singapore for the Asia Pacific region; and our Hanover Park, New Jersey investment, highlighted in the case study on the page opposite.

14       Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Our BCC programme gives us standardised tools and processes and a single common language for launching and developing our products. We are training both sales and marketing colleagues in BCC, which is fostering a more fully integrated approach between these two disciplines. They are now working closer together on product launches and promotional activity. As a result, we have been able to evaluate and co-ordinate where best to direct promotional spend; either in trade promotion or in advertising. Overall, we believe BCC will allow us to deliver more predictable and disciplined revenue growth, and leverage the advantages of sharing learnings between markets.
In sales and operations planning, we concentrated on embedding the five step planning process we launched throughout the business in 2004. The process is now used in 90% of the business, helping us in reducing service level interruptions and inventory levels, and enhancing the efficiency of product launches.
Consistently good product quality is critical to our business. In 2005, we upgraded our processes to achieve a Group-wide standardised approach to quality. Over 90% of our manufacturing sites are now using a hazard analysis process to identify and address key areas of risk, and we also significantly improved our ability to systematically track product quality. In 2005, as part of the Fuel for Growth programme, we achieved cost savings in key areas of our supply chain including procurement savings and factory reconfiguration and efficiency programmes. We also formed a logistics and customer operations leadership team to reduce costs in distribution and warehousing.

BCC takes as its foundation our global consumer segmentation study which has now covered 38 markets. Based on its findings, BCC provides a framework for determining where we should best participate, how we can win profitably in these markets, and how we can best influence consumer behaviour through best-in-class advertising, store merchandising and execution, and product quality. In 2005, over 1,000 sales and marketing leaders were trained in BCC.
Our second priority in 2005 was to refine our supply chain disciplines. In 2005, we made further improvements in areas such as production planning, quality control and safety and environmental standards in order to enhance our efficiency, reduce risk and improve our working capital management.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes       15

Strategy review
Goal 5
      1            2            3            4            5
reinforce reputation with employees and society
2005 priorities
•	Motivate, develop and reward our people

•	Continue high Corporate and Social Responsibility Standards

Matt Shattock
President Europe, Middle East and Africa (left)
Rajiv Wahi
President Asia Pacific (centre)
Hester Blanks
Group Secretary (right)
Bob Stack
Chief Human Resources Officer (left)
Hank Udow
Chief Legal Officer (right)
An engaged and committed workforce and high standards of corporate and social responsibility are vital to business success and the creation of shareowner value. We pay particular attention to the motivation, reward and development of our team, and to the stewardship of the communities in which we do business. We invest, innovate and execute with excellence as much in this area as in any other of our business.
We believe our heritage as a business rooted in social responsibility is a competitive advantage and uniquely motivating to our employees. In 2005, we were proud once again to gain external recognition around the world for the way we conduct our business and as an excellent employer. We received awards across our regions recognising Cadbury Schweppes as a good place to work, and we were especially pleased to win the UK’s pre-eminent award for HR excellence. Other awards recognised the quality of our management team, our excellence as a supplier, our status as a respected company, our contribution to the communities in which we operate and our high environmental standards.
Our reputation and our Corporate and Social Responsibility (CSR) agenda is paramount and a report on its progress and potential future challenges is tabled at the Main Board. In 2006, reputation management will be built into the formal business risk management process and will be audited annually.
On page 19 we explain our approach to people management and report on our global climate survey.
We believe in growing our business both profitability and responsibly. CSR is central to all we do and we work to high standards. Verification of CSR was made a priority in 2005 and in 2006 we will produce our third CSR report.
Our Board-level Corporate and Social Responsibility Committee reviewed progress on all our five pillars of CSR:
•	human rights and employment standards;

•	ethical sourcing and procurement;

•	consumer and food marketing issues;

•	environmental, health and safety; and

•	community investment.
Our approach to diversity and inclusiveness has continued to develop over the 11 years since the launch of our global Equal Employment Opportunities & Diversity Policy. A new global inclusiveness and

16       Cadbury Schweppes Annual Review and Summary Financial Statement 2005

diversity steering group was created in 2005 and is putting in place a framework to ensure the organisation is more inclusive and increases diversity in its current and potential workforce. The proportion of women in the executive population of approximately 160 was 13% in 2005 (2004: 13%; 2003 11%).
We created and filled the position of a new ethical sourcing director in 2005. Over the next three years, we are undertaking a review of our supply chain, working closely with our suppliers to further implement our Ethical Sourcing Standards. These Standards were communicated to over 90% of our priority suppliers and over 200 procurement employees within the Group were trained in them during 2005. We continued to play an active part in the industry-wide initiative to promote responsible practices in cocoa farming and improve sustainability. We remain a signatory to the UN Global Compact and are a participant of the Roundtable for Sustainable Palm Oil.
Our food issues strategy group, led by Chief Executive Officer, Todd Stitzer, drives our global strategy in this area and ensures we are innovating and investing throughout the business in light of the changing role of food in public health.
A twelve-point plan has been developed and is now being executed across the world. This is highlighted in the case study above.
The Group operates an integrated EHS Policy and standards based upon both ISO 14001 and OHSAS 18001. This improves our ability to deliver against our KPIs. In 2006 we are launching a safety campaign across the business to improve safety practices in all work activity.
Community investment continued to grow around the world, with a series of new or enhanced programmes being put in place.
The Group’s performance in external CSR ratings:
•	Dow Jones Sustainability World Index. Our score continues to rise: 66% in 2003; 71% in 2004; 73% in 2005;

•	We are included in the FTSE4Good and FTSE4Good Supply Chain Labour Standards;

•	UK’s Business in the Community Index. Our score continues to rise: 83% in 2003; 87% in 2004; 89% in 2005;

•	The Carbon Disclosure project included Cadbury Schweppes in their Climate Leadership Index for the second year running.
The Board expects the highest standards of corporate governance as well as compliance with our Business Principles. Our Business Principles are signed by managers to confirm they understand them and operate by them. Compliance with this process is now audited annually.

Our Business Principles

•	ethical business practices

•	respecting the environment and communities in which we operate

•	ensuring equal employment opportunities

•	valuing diversity in the workplace

•	providing healthy and safe working environments

•	respecting human rights and trading ethically

We also employ a financial Code of Ethics that applies to our Chief Executive Officer and senior financial officers. Both the Code of Ethics and Our Business Principles are available on our website, www.cadburyschweppes.com
We have put in place training programmes to ensure employees understand and comply with legal requirements such as workplace practices, competition law, health and safety and environmental compliance.
The Company operates a Speaking Up programme which enables employees to report in confidence any breach of Group policy or other fraudulent or criminal activity. Any serious matters are brought to the attention of the Audit Committee. The programme is audited annually.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes       17

2006 outlook
in 2006, we expect to continue our good progress in delivering sustainable profitable growth

2004 – 2007 Goals			2006 Priorities

1	Deliver superior shareowner performance	•	Deliver annual contract
		•	Extract Fuel for Growth and focus on Free Cash Flow

2	Profitably and significantly increase global confectionery share	•	Invest, innovate and execute
		•	Leverage Smart Variety

3	Profitably secure and grow regional beverages share	•	Invest, innovate and execute
		•	Strengthen non carbonated drinks and route to market

4	Ensure our capabilities are best in class	•	Embed core processes to improve business planning
		•	Focus on Supply Chain and transform IT

5	Nurture the trust of our colleagues and the communities in which we do business	•	Deepen talent pool and increase diversity and inclusiveness
		•	Continue high Corporate and Social Responsibility standards through our actions and our brands

In 2006, we expect to deliver results within our financial goal ranges for revenue, margin growth and free cash flow.
Given our focus on innovation and market-place execution, we expect continued good sales momentum.
Commodity costs remain challenging, with oil prices staying high and sweetener and aluminium prices increasing sharply in recent months. We expect to more than offset these increases through a combination of pricing and cost reduction initiatives but margin progress will be weighted towards the second half.
Margins are expected to benefit from increased Fuel for Growth cost savings. We are now more than half way through the Fuel for Growth programme. With savings of over £180 million already made, our focus will be on extracting the balance of the projected total savings of £360 million over the next two years.
Free cash flow and capital efficiency will be a priority in 2006, with particular emphasis on continuing to improve our working capital performance. The flexibility provided by the sale of Europe Beverages and disposals of other non-core assets will enable us to further strengthen our confectionery and beverage platforms through strategic capital investments and bolt-on acquisitions.
Although the external environment is likely to remain challenging, we will continue to increase investment behind long-term growth, particularly around our innovation pipeline, and we will seek to leverage our wide product range, broad geographic reach, strong routes to market and manufacturing capabilities through Smart Variety. In beverages, we will seek to consolidate on the stronger performance in the second half of 2005 in our non-carbonated portfolio, and continue the momentum in our carbonated drinks business through innovation and through greater alignment with our bottling partners.
We will further strengthen our processes in our functions and regions in 2006, and will particularly focus on streamlining processes within our Supply Chain function, and on enhancing our IT capabilities. Together these will improve our business planning, enhance our forecasting, improve our speed to market with new products, and our working capital performance.
For 2006, we have refined our fifth goal, building on our existing strong reputation with our employees and society to focus on creating a cohesive and talented workforce, with the emphasis on encouraging inclusiveness and increasing the diversity of our people. We will continue to work to our high standards of corporate and social responsibility both in the way we conduct our business and in our products and the way we sell them.

18       Cadbury Schweppes Annual Review and Summary Financial Statement 2005

People strategy
bob stack explains our people strategy

Top Strengths
Colleagues:

are proud to work for Cadbury Schweppes

know what is expected of them in their job

constantly try and find better ways of doing things

Areas to focus on
Colleagues want:

freedom and support to achieve full potential

more frequent conversations about performance

to be given the opportunity to support local community activities as part of their development

Performance is about people and that is why we are committed to motivating, developing and rewarding our people. In the current competitive employment market, the culture and values of a company are criteria for potential recruits. Our values are recognised as a competitive advantage in attracting and retaining the best people.
Our approach to people management is guided by a global Human Resources (HR) strategy entitled Our People Strategy, supported by a set of HR implementation standards. These standards were updated in 2005 to take note of the changing nature of the global workforce and enable more innovative and cost-effective ways of working.
In 2004, we launched our first global employee survey amongst a sample of 10,000 managers, to help us understand and measure their commitment and engagement. In 2005, we extended this survey to all colleagues, undertaking it in 44 languages. The response rate of 81%
was outstanding and the results were strong. Over 90% of employees around the world are proud to work for Cadbury Schweppes, know what is expected of them in their jobs and constantly try to finds ways of working better.
There are areas where we can improve and to help achieve this we have developed an innovative people management programme, called Passion for People. Aimed at increasing our people managers’ skills to drive performance, it also embodies the behaviours and values that maintain the exceptionally motivating culture of Cadbury Schweppes. This programme will start rolling out during the course of 2006.
We operate a consistent performance management process globally. At the start of the year all employees are set clear and measurable objectives that are aligned to our five goals. A performance discussion occurs twice a year on what objectives were achieved and, just as importantly, how they were achieved, in the context of our eight behaviours – our Leadership Imperatives. We actively manage our managers’ development through an annual talent review that covers assessments of potential, career and succession planning.
In 2006 our new Annual Incentive Plan will further strengthen the link to our externally communicated financial goals. Margin and working capital improvements have now been made part of our performance measures.
We track employee turnover, but we do not target a global rate. Rather, we aim to ensure turnover meets the needs of different parts of the business given the changes occurring at the local level.
Bob Stack
Chief Human Resources Officer

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes       19

Chief Financial Officer’s review

ken hanna reviews financial performance and strategy

Our objective is to generate consistently superior business performance through focusing our investments and efforts behind those businesses and brands which are capable of generating the highest growth and returns. It is therefore pleasing to report that the acceleration in revenue growth we have seen in 2005 was broadly based across markets and categories. All four regions contributed strongly to growth with both Americas Confectionery and Asia Pacific showing growth well ahead of the Group’s average. Both confectionery and beverages reported strong revenue growth.
The strengthening in confectionery revenue growth from 5.8% in 2004 to 6.3% in 2005 compares with an average of 3% between 1998 and 2003. This reflects both an improvement in what we call the legacy Cadbury business and continued strong growth in the Adams business.
We have owned the Adams business for nearly 3 years and have exceeded the acquisition model on key performance metrics. Since acquisition, revenue growth has more than doubled to 11%, driven by an acceleration in growth from the four largest brands – Trident, Halls, Dentyne and the Bubbas – and an improvement in the smaller brands. Margins have increased from 11% to 16%. The business is now fully integrated into Cadbury Schweppes, the problem markets of Brazil and Japan have been turned round and we have grown share in every one of Adams key markets, including the US, which had suffered a protracted period of share loss in gum prior to our acquisition.

Adams – revenue and margin performance
	1999-01	2004	2005

Power Brands	+8%	+13%	+12%

Other	-1%	+5%	+7%

Total Adams	+5%	+11%	+11%

Operating Margins	11%	13%	16%

We are seeing the strongest rates of growth in our core advantaged confectionery brands and in emerging markets. Accounting for 30% of our confectionery business, we have the largest and most broadly based confectionery business in emerging markets with strong presences in Latin America, Africa and Asia. In 2005, these businesses grew by 12%, the same rate as in 2004. We are increasingly confident that they will continue to be a significant and sustainable source of growth for the Group as we leverage our existing category knowledge, Science & Technology capabilities and our strong routes to market to make confectionery more affordable to consumers in these markets.

Confectionery performance in emerging markets

Latin America	+13%

Eastern Europe/Africa	+11%

Asia	+11%

Total confectionery emerging markets	+12%

Sales growth from our beverage businesses also accelerated in 2005. In 2004, these businesses grew at 3.6%, with strong momentum from US carbonates, Mexico and Australia offset by a decline in US non-carbonates. In 2005, Beverages growth accelerated to 6.2% with the key driver of the improvement being the turnaround in US non-carbonates, which grew at 4% – with a particularly strong second half performance driven by some good promotional activity.
At constant exchange rates, margins from our base business improved by 30 basis points, to 15.9%. While we benefited from further Fuel for Growth savings, these were offset by the combination of planned increases in our growth investment and by a significant increase in external costs.
Our Fuel for Growth initiative delivered a further £90 million of cost savings in 2005, bringing total savings of £180 million to date. We expect to generate £90 million of savings in each of the next two years, leaving us on track to deliver cumulative savings of £360 million by the end of 2007. Fuel for Growth is enabling us to undertake a major restructuring of our cost base – realigning it behind our growth priorities and significantly improving our cost competitiveness.
The cost environment was a challenge for us during the year as it was for the industry as a whole. We saw year-on-year increases in a number of areas, specifically: oil and transport costs – where oil prices rose by nearly 40% in the year; PET costs; and glass costs. Input costs for the year were around £50 million higher than originally

20       Cadbury Schweppes Annual Review and Summary Financial Statement 2005

budgeted, with our Americas Beverages region being significantly impacted
Despite these unexpected cost increases, we continued to invest behind growth. In 2005, we spent £75 million on incremental growth and capability investment. This included £20 million to put a new IT system into the UK, our biggest confectionery market; £15 million on tactical investments – principally in non-carbonates and confectionery in the US; and £40 million on growth initiatives – including innovation, S&T, product reformulation, strengthening sales teams and training our people
We are committed to improving our cash flow and capital efficiency and made good progress on both fronts in 2005. Cash flow increased by over 75% in 2005 to £404 million. This is equivalent to £450 million at 2003 exchange rates and brings the cumulative free cash flow generated to over £700 million since 2003. We expect free cash flow for 2006 to be broadly in line with 2005 with further improvements in cash generation compensating for the loss of the Europe Beverages cash flows. We therefore believe we are well on track to deliver our goal of £1.5 billion of free cash flow over the 2004 to 2007 period.
We believe our working capital levels are too high and that more rigorous management will release significant capital over the next few years. In 2005, year end working capital was £37 million lower than prior year, and, while average working capital was impacted by the IT implementation in the UK, excluding the UK, average Days Sales Outstanding were about 5% lower overall. New working capital performance indicators were embedded into our management reporting in 2005. In 2006, we will be specifically incentivising managers on achieving further targeted improvements in working capital.
The allocation of our capital spend has changed significantly in the last three years. In 2003 and 2004, investment in infrastructure, information technology and maintenance expenditure took up over two-thirds of our capital budget. In 2005, approximately 60% of our £300 million capital investment was focused on new products, capacity and efficiency. We expect this to be the pattern going forward.

Capital spend allocation
	2003	2004	2005

New Products/ Capacity/Efficiency	33%	30%	60%

Maintenance/ IT infrastructure	67%	70%	40%

In addition to the £1.26 billion sale of Europe Beverages, our programme to sell non-core brands and businesses also saw us sell the Grandma’s Molasses and Holland House Cooking Wines brands and Piasten, our German confectionery business. In early February, we announced our intention to sell Bromor, our South African beverage business. The sale of surplus properties netted us £30 million during the year. In total, excluding Europe Beverages, we expect our disposal programme to net the Group between £350 million and £400 million by the end of 2007.
Just as we are divesting assets which are not delivering the returns which we require, so we are investing behind those businesses and assets which are delivering strong growth and returns. In recent months, we have announced acquisitions and capital investments which have been focused on strengthening our position in emerging markets. These included: increasing our stake in our confectionery businesses in Turkey and Nigeria; and an investment of £70 million to build a green-field gum plant in Poland.
The Finance function
The role of Finance at Cadbury Schweppes is focussed on a strong business partnership with the commercial operators of the Group, while maintaining a robust financial control environment. This was witnessed in 2005 by the speedy and successful divestment of Europe Beverages and other non-core businesses and by our support provided to the commercial functions in areas such as the Building Commercial Capabilities programme and our new innovation methodology. Our IT capabilities have been upgraded in recent years and we expect to begin to benefit from the significant investments we have made in our IT infrastructure.
In 2006, we will report on our compliance with the internal control requirements of the Sarbanes Oxley Act. We have made significant advances in 2005 to ensure that we will be in full compliance with this legislation when we first report in early 2007. I am confident that the significant improvements we have made in Finance over the past two years will ensure that we are well placed to achieve this.
I look forward to another successful year in 2006 and to the even greater support that Finance can provide to the Group as we continue to achieve our strategic agenda.
Ken Hanna
Chief Financial Officer

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes       21

Operating review
Americas Beverages

	2004		Base	Acquisitions/
£ millions	(52 weeks	)	Business	Disposals	Exchange	2005

Revenue	1,667		99	–	15	1,781
– year-on year change			+6%	+0%	+1%	+7%
Underlying Profit from Operations	497		24	–	3	524
– year-on year change			+5%	+0%	+0%	+5%
Underlying Operating Margin	29.8%					29.4%

Americas Beverages had another good year. Revenues grew by 6% for the year and 7% in the second half reflecting the combination of strong carbonated soft drink (CSD) performance and improving non-carbonated soft drink (non-CSD) sales.
In the US, CSD sales rose by 6%. We outperformed the US CSD market for the second year in a row, gaining 40 basis points of share to 17.0%. Performance was driven by a 6% volume growth in Dr Pepper which benefited from the national roll-out of Dr Pepper Cherry Vanilla, strong growth in diets and fountain. Performance of our flavour brands was impacted by 7 UP where volumes fell by 8%. Non-CSD performance in the US improved through the year with sales ahead by 4% in the year and 8% in the second half reflecting a strong performance from the core four brands (Snapple, Mott’s, Clamato and Hawaiian Punch) and some sell-in to the trade ahead of Q1 2006 price increases. Sales in Mexico were up by 14%.
Margins were slightly lower year-on-year mainly due to the sharp increase in oil, glass, PET and transport related input costs. Price increases on our non-CSD portfolio were taken in late 2005 and early 2006 in order to recover these cost increases.

Americas Confectionery

	2004		Base	Acquisitions/
£ millions	(52 weeks	)	Business	Disposals	Exchange	2005

Revenue	1,090		111	–	27	1,228
– year-on year change			+10%	+0%	+3%	+13%
Underlying Profit from Operations	142		26	–	4	172
– year-on year change			+18%	+0%	+3%	+21%
Underlying Operating Margin	13.0%					14.0%

Americas Confectionery had another excellent year with revenues ahead by 10% and margins up by 100 basis points to 14.0%. Performance was balanced across all territories and was driven by our 5 power brands in the region, Trident, Dentyne, Halls, Cadbury and the Bubbas, which account for almost 70% of sales. Growth was particularly strong in Trident up 22%, where we had major innovation initiatives during the year including the launch of Trident Splash in the US and Canada.
In North America, revenue growth in the US of 11% was led by gum. A strong innovation pipeline, including the launch of Trident Splash and Dentyne soft chew drove healthy market share gains particularly in the second half. We gained 80 basis points of gum share during the year with the latest four week period over 300 basis points up at 30%. In Canada, branded revenues rose by 8% and total revenues by 4% reflecting a focus on a smaller range of profitable brands. This focus on more profitable growth led to over 150 bps increase in margins in Canada.
In emerging markets, revenues grew by 13% with double-digit growth in all territories, including Mexico up 10% and Brazil up 15%.
Strong margin performance was due to the combination of revenue growth, focus on profitable growth in Canada and the successful execution of key Fuel for Growth projects including the consolidation of production in Brazil and the transfer of Halls production from Manchester into Canada and Colombia.

22    Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Europe, Middle East and Africa (EMEA)

	2004		Base	Acquisitions/
£ millions	(52 weeks	)	Business	Disposals	Exchange	2005

Revenue	2,228		88	(12)	29	2,333
– year-on year change			+4%	+0%	+1%	+5%
Underlying Profit from Operations	320		12	1	3	336
– year-on year change			+4%	+0%	+1%	+5%
Underlying Operating Margin	14.4%					14.4%

The 4% increase in revenues in the EMEA region was driven by our emerging market businesses in Africa and Russia, which in total grew by 11%. Developed market sales were modestly ahead reflecting the difficult retail environment in Continental Europe, particularly in France, and the planned reduction of innovation activity in the UK as we installed a major new information system.
In the UK, sales were ahead by 2%. Our overall market share rose by 10 basis points due to a focus on the Maynard and Bassett’s master-brands in sugar and growth in premium chocolate. The Green and Black’s organic chocolate range grew by 49%.
While Western European markets remain difficult, our focus on the growing gum and value-added sugar categories enabled our businesses in the region to register modest growth overall. We grew our gum share in most countries, with share boosted by the highly successful launch of centre-filled gum under local brand names: such as Trident Splash in Greece; Hollywood Sweet Gum in France; and Stimorol Fusion in Sweden, Switzerland and Benelux.
Revenues in Russia rose by 32% benefiting from investments in upgrading the quality of our Dirol and Stimorol brands using Adams product technology and in sales force capabilities. Strong growth in South Africa was driven by the re-launch of Cadbury Dairy Milk.
Margins were flat year-on-year largely reflecting the £20 million cost of IT implementation in the UK. Fuel for Growth cost reduction projects included the final closures of the Manchester and Chesterfield plants in the UK, and our Adams Cape Town facility in South Africa.

Asia Pacific

	2004		Base	Acquisitions/
£ millions	(52 weeks	)	Business	Disposals	Exchange	2005

Revenue	1,041		81	1	34	1,157
– year-on year change			+8%	+0%	+3%	+11%
Underlying Profit from Operations	132		19	–	6	157
– year-on year change			+14%	+0%	+5%	+19%
Underlying Operating Margin	12.7%					13.5%

Our business across the Asia Pacific region had an excellent year with a particularly strong second half performance. We had good results in both our developed and emerging market businesses which grew at 7% and 11% respectively. Shares were increased in most major markets and all categories showed good growth in revenues.
Our confectionery operations in Australia and New Zealand grew revenues by 7% following a number of highly successful new product launches in Australia (Cadbury Caramel Whip, Boost and Brunch Bar) and share recovery in New Zealand. Our beverage business in Australia grew revenues by 7% despite discontinuing a number of its smaller less profitable brands. In Japan, innovation in gum, particularly in the Clorets and Whiteen brands, led to a 140 basis point increase in share to 16.8% and a further improvement in margins.
In emerging markets, India grew strongly with revenues up 14% and chocolate share ahead by 120 basis points to 70.5%. Performance was also boosted by a resurgence in our business in Pakistan. In South East Asia, we continued to extend our share leadership in gum in Thailand (by 80 basis points to 58.9%), driven by the focus on sugar-free gum. The successful launch of Dentyne in Malaysia, using product sourced from our Thailand operations, saw our gum share increase by nearly 10 percentage points to 17.0%. In China, where we have been refocusing the business, revenues were 11% ahead as we relaunched our Cadbury Dairy Milk range.
Margins in the region were 80 basis points ahead due to the benefits of cost reduction projects and a focus on profitable growth. Key efficiency projects during the year included supply chain optimisation in Australia and New Zealand; manufacturing consolidation in China; and automation of Bournvita production in India.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     23

Financial review

Presentational Changes
In common with all UK corporates, in 2005 we adopted International Financial Reporting Standards (IFRS) as endorsed by the EU. The prior year comparative information has been restated on a consistent basis. Full details of the restatement and the reconciliations to our previously published UK GAAP financial information for the year ended 2 January 2005 were included in our announcement on 19 May 2005 which can be obtained from our website, www.cadburyschweppes.com.
The announcement in September of our intention to dispose of Europe Beverages and the completion of this transaction post year-end has had implications for the presentation of our financial statements. Under IFRS, Europe Beverages has been classified as a discontinued operation and consequently we are required to exclude its contribution from the Revenue, Profit from Operations, Financing and Taxation lines and include the after tax result (including any disposal costs incurred in 2005) as a single line on the face of the Income Statement. We have also re-presented the prior period on a consistent basis. However, the Cash Flow Statement continues to reflect the cash flows of the total Group, including Europe Beverages in both years. In the Balance Sheet IFRS requires the total assets and total liabilities of the discontinued operations to each be shown separately and excluded from the individual lines items of the balance sheet. However, in the Balance Sheet no re-presentation of the prior period is required and the assets and liabilities are included in the individual line items.
Income Statement – Continuing Operations
Revenue at £6.5 billion was 7% higher than last year at actual exchange rates. After excluding the additional week’s trading in 2004, Revenue grew by 8% at reported exchange rates and 6% at constant exchange rates.
Acquisitions net of disposals had a broadly neutral effect on revenue growth. The most significant disposals to affect the year-on-year comparison were the disposal of Piasten in 2005 and the disposal of Moirs in 2004. The most significant acquisitions that affected the year-on-year comparison were the acquisition of Green & Black’s in 2005 and Adams China in 2004.
Underlying Profit from Operations was up 8%. At constant currency and after excluding the impact of the 53rd week, the growth was also 8%. Marketing was up 2% or £16 million to £683 million at actual exchange rates. Underlying operating margins rose by 20 basis points from 15.7% to 15.9%. After adjusting for the additional week’s trading in 2004 and movements in exchange rates, Underlying Operating margins grew by 30 basis points.
Central costs increased from £149 million to £156 million, principally reflecting incremental investments in innovation and capabilities, notably the Building Commercial Capabilities programme.
The charge in respect of business restructuring was £72 million compared with £140 million last year, reflecting spend on Fuel for Growth initiatives. In 2005, we announced our intention to build a new green-field gum factory in Poland. Following commissioning of the factory in 2008, it is anticipated that we will reduce our gum supply requirements from Gumlink, a gum supplier in Europe and incur penalties under the terms of the supply agreement. As a result we will recognise restructuring costs in 2006 and 2007, estimated to be £10 million and £20 million respectively.
Amortisation of brand intangibles of £6 million was broadly flat compared with 2004. Non-trading items resulted in a credit of £25 million reflecting principally the net profit arising from a number of business and asset disposals, notably the Holland House brands in the US and our investment in Gumlink following our decision to build a new gum facility.
Fair value accounting under IAS 39 contributed a credit of £23 million to our reported results due to the difference between spot commodity prices and exchange rates compared to the hedge rates used in the underlying results.
Profit from Operations excluding associates was up by 22% and 21% after allowing for exchange and the additional week in 2004.
The Group’s Share of Results from in Associates (net of interest and tax) at £28 million was £6 million higher than in 2004, with the increase reflecting higher profits from our US bottling associate, Dr Pepper/Seven Up Bottling Group (“DPSUBG”) and the 5% increase in the Group’s stake in DPSUBG acquired in June 2005.
The net financing charge at £188 million was £17 million lower than the prior year. Incremental interest charges of £5 million resulting from the additional borrowing required to redeem the Group’s $400 million Quarterly Income Preferred Stock (“QUIPS”) in April 2005, were more than offset by a reduction in average net borrowing, the impact of exchange rates and the absence of the additional week relative to 2004. There was no net impact of IAS 39 adjustments on the net financing charge.
Underlying Profit before Tax rose by 13% to £873 million and by 12% at constant exchange rates after allowing for the additional week’s trading in 2004. The underlying tax rate in 2005 (excluding Europe Beverages) was 28.3% as against 25.0% in 2004.
Reported Profit before Tax rose by 31% to £843 million reflecting the improved underlying performance of the business, lower restructuring costs and the favourable impact of fair value accounting under IAS 39. In 2005, we have concluded that recognition of a net deferred tax asset in the UK is now appropriate. This has resulted in a credit of £104 million to the current year tax charge which, given its size and one-off nature, has been excluded from the Group’s underlying tax charge but is included in the reported tax charge of £140 million.
Income Statement – Discontinued Operations
Europe Beverages Revenue was £649 million, down 1% versus 2004 or 2% at constant exchange rates. Underlying Profit from Operations of £112 million represented a 3% decline, or 4% at constant currency. The performance of the Europe Beverages business was adversely impacted during the year by a combination of weak markets in France and Spain and some distraction caused by the sale process.
The net profit from Europe Beverages of £73 million consists of underlying profit from operations of £112 million, restructuring costs of £14 million, a financing cost of £1 million, tax on operating profits of £15 million and disposal costs of £9 million. We anticipate incurring a further £100 million of disposal costs in 2006.
The underlying tax charge for Europe Beverages is £31 million representing a rate of approximately 27.5%. In connection with the disposal, the Group has recorded a deferred tax credit of £11 million arising on the transfer of certain Intellectual Property assets out of the Europe Beverage companies into the Continuing Group prior to disposal. This has been excluded from the underlying tax rate of Europe Beverages.

24     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

We anticipate reporting a profit on disposal in 2006 of around £480 million after total tax and expenses.
Earnings
Underlying Earnings per Share for the total Group (continuing and discontinued businesses) grew by 9% to 33.9 pence at constant exchange rates and excluding the 53rd week in 2004. At actual rates, growth was 10%.
Basic Earnings per Share rose by 44% to 37.3 pence primarily reflecting reduced restructuring costs and recognition of the UK deferred tax asset.
Cash Flows
Reconciliation of Free Cash Flow

	2005	2004
	£m	£m

Net cash from operating activities	1,090	956

Add back:
Additional funding of past service pensions deficit	31	–

Less:
Net interest paid	(199)	(211)
Net capital expenditure	(261)	(259)
Net dividends paid	(257)	(257)

	404	229

The Group generated Free Cash Flow (after dividend payments) of £404 million, an increase of £175 million compared to 2004. The improvement in Free Cash Flow reflects the increase in profits and a net working capital inflow of £37 million. Free Cash Flow attributable to the Europe Beverages business was £77 million.
Capital spend was £298 million, of which £17 million was incurred by Europe Beverages and £281 million by our continuing operations.
Net Debt
At 1 January 2006, the Group’s Net Debt stood at £3.9 billion, broadly consistent with the prior year. The impact of free cash inflows was largely offset by the additional borrowing required for the redemption of the QUIPS and exchange rate impacts on the Group’s US dollar borrowings.
Pensions
At the year end, the Group’s post retirement obligations amounted to £369 million, a reduction of £116 million from 2004. In the year, the fair value of the Group’s post retirement liabilities has increased, principally as a result of lower discount rates. However, this has been more than offset by growth in the funds’ assets following strong equity returns and higher company pension contributions. Following the recent valuations of our Group pension funds, we will be making one-off payments totalling £125 million into our defined benefit schemes. Payments of £31 million were made in 2005 and the balance will be paid in 2006.
Basis of Preparation
In the discussion of our business performance we describe the year-on-year change in our financial performance. In order to highlight the underlying like-for-like performance of the business we also show the movements after allowing for the effects of exchange rates, acquisitions and disposals and the impact of the additional week’s trading in 2004 relative to 2005.
Over 80% of the Group’s Revenues and profits in 2005 were generated outside the United Kingdom. Constant currency growth was calculated by applying the 2004 exchange rates to the 2005 reported results for the base business (excluding acquisitions).
The contribution from acquisitions during the period equates to the first twelve month’s impact of businesses acquired in the current and prior year. Once an acquisition has lapped its acquisition date then it is included within the base business results. For disposals, the prior year base is adjusted to remove the contribution earned for the period that we did not own the business in the current year.
In 2005, Cadbury Schweppes’ financial year consisted of 52 weeks. In 2004, Cadbury Schweppes had an additional week’s trading: the statutory results for 2004 were for the 53 weeks to 2 January 2005. The extra week in 2004 resulted in additional turnover and profit from operations compared to 2005. In 2004, it was not possible to quantify the exact profit impact of the 53rd week and in determining the impact on the prior year, management had to exercise judgment. The estimated impact of the additional week’s trading in 2004 is set out below.
Revenue

	2004
	(IFRS		53rd week	2004
(£ millions)	restated	)	(estimated )	52 weeks

Americas Beverages	1,686		(19)	1,667
Americas Confectionery	1,093		(3)	1,090
EMEA	2,246		(18)	2,228
Asia Pacific	1,050		(9)	1,041
Central	10		–	10

Continuing	6,085		(49)	6,036
Europe Beverages	653		–	653

Total	6,738		(49)	6,689

Underlying Profit from Operations

	2004
	(IFRS		53rd week	2004
(£ millions)	restated	)	(estimated )	52 weeks

Americas Beverages	503		(6)	497
Americas Confectionery	143		(1)	142
EMEA	323		(3)	320
Asia Pacific	134		(2)	132
Central	(149)		1	(148)

Continuing	954		(11)	943
Europe Beverages	116		–	116

Total	1,070		(11)	1,059

In 2005, the Group introduced an improved allocation methodology for certain shared costs. The 2004 segmental analysis has been restated on a consistent basis.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     25

Summary financial statement
Consolidated Income Statement
for the 52 weeks ended 1 January 2006

		2005	2004
Notes		£m	£m

	Continuing Operations
	Revenue	6,508	6,085
	Trading costs	(5,452)	(5,131)
2	Restructuring costs	(72)	(140)
	Amortisation and impairment of intangibles	(6)	(7)
3	Non-trading items	25	18

	Profit from Operations	1,003	825
	Share of result in associates	28	22

	Profit before Financing and Taxation	1,031	847
4	Investment revenue	42	48
5	Finance costs	(230)	(253)

	Profit before Taxation	843	642
6	Taxation	(140)	(145)

	Profit for the period from continuing operations	703	497

	Discontinued Operations
9	Profit for the period from discontinued operations	73	50

	Profit for the period	776	547

	Attributable to:
	Equity holders of the parent	765	525
	Minority interests	11	22

		776	547

	Earnings per share
	From continuing and discontinued operations
8	Basic	37.3p	25.9p
8	Diluted	36.9p	25.7p

	From continuing operations
8	Basic	33.8p	23.4p
8	Diluted	33.4p	23.3p

Consolidated Statement of Recognised Income and Expense
for the 52 weeks ended 1 January 2006

	2005	2004
	£m	£m

Currency translation differences (net of tax)	257	(122)
Actuarial gains/(losses) on post retirement benefit obligations (net of tax)	56	(74)
IAS 39 transfers to income or expense	6	–

Net income/(expense) recognised directly in equity	319	(196)

Profit for the period from continuing operations	703	497
Profit for the period from discontinued operations	73	50

Total recognised income and expense for the period	1,095	351

Attributable to:
Equity holders of the parent	1,084	329
Minority interests	11	22

	1,095	351

Change in accounting policy to adopt IAS 32 and IAS 39:
Equity holders of the parent	26	–

26     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Consolidated Balance Sheet
at 1 January 2006

		2005	2004
Notes		£m	£m

	Assets
	Non-current assets
	Goodwill	2,299	2,352
	Brand intangibles	3,200	3,261
	Software intangibles	149	144
	Property, plant and equipment	1,446	1,464
	Investment in associates	372	324
	Deferred tax assets	123	17
	Trade and other receivables	70	67
	Other investments	2	11

		7,661	7,640
	Current assets
	Inventories	713	709
	Short term investments	47	21
	Trade and other receivables	1,180	1,150
	Tax recoverable	47	30
	Cash and cash equivalents	332	325
	Derivative financial instruments	67	–

		2,386	2,235
	Assets held for sale	945	5

	Total assets	10,992	9,880

	Liabilities
	Current liabilities
	Trade and other payables	(1,543)	(1,546)
	Tax payable	(237)	(150)
	Short term borrowings and overdrafts	(1,194)	(610)
	Short term provisions	(42)	(67)
	Obligations under finance leases	(20)	(20)
	Derivative financial instruments	(61)	–

		(3,097)	(2,393)
	Non-current liabilities
	Trade and other payables	(32)	(27)
	Borrowings	(3,022)	(3,520)
	Retirement benefit obligation	(369)	(485)
	Tax payable	(138)	(184)
	Deferred tax liabilities	(954)	(895)
	Long term provisions	(11)	(10)
	Obligations under finance leases	(43)	(66)

		(4,569)	(5,187)
	Liabilities directly associated with assets classified as held for sale	(291)	–

	Total liabilities	(7,957)	(7,580)

	Net assets	3,035	2,300

	Equity
11	Share capital	260	259
	Share premium account	1,135	1,098
	Other reserves	223	(32)
	Retained earnings	1,390	746

	Equity attributable to equity holders of the parent	3,008	2,071

	Minority interest	27	229

	Total equity	3,035	2,300

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     27

Summary financial statement
Consolidated Cash Flow Statement
for the 52 weeks ended 1 January 2006

		2005	2004
Notes		£m	£m

12	Net cash from operating activities	1,090	956

	Investing activities
	Interest paid	(230)	(239)
	Interest received	31	28
	Dividends received from associates	11	8
	Proceeds on disposal of property, plant and equipment	37	26
	Purchases of property, plant and equipment	(298)	(285)

	Acquisitions of businesses	(38)	(59)
	Acquisitions of associates	(33)	(3)
	Net cash assumed on acquisitions	1	1
	Sale of investments, associates and subsidiary undertakings	41	11

	Acquisitions and disposals	(29)	(50)
	Net change in equity investments and money market deposits	(29)	106

	Net cash used in investing activities	(507)	(406)

	Net cash flow before financing activities	583	550

	Financing activities
	Dividends paid	(261)	(246)
	Dividends paid to minority interests	(7)	(19)
	Proceeds of finance leases	1	93
	Capital element of finance leases repaid	(21)	(24)
	Proceeds on issues of ordinary shares	37	25
	Net movement of shares held under Employee Trust	71	29
	Proceeds of new borrowings	350	610
	Borrowings repaid	(543)	(1,007)
	Repayment of non-equity minority interest	(219)	–

	Net cash used in financing activities	(592)	(539)

	Net (decrease)/increase in cash and cash equivalents	(9)	11

	Opening net cash and cash equivalents	284	275
	Effect of foreign exchange rates	4	(2)
	Less: Net cash and cash equivalents included in discontinued operations	(3)	–

	Closing net cash and cash equivalents	276	284

Net cash and cash equivalents includes overdraft balances of £56 million (2004: £41 million).
Ken Hanna
Chief Financial Officer
13 March 2006

The summary financial statement on pages 26 to 35 and the amounts disclosed relating to the Directors’ remuneration on pages 41 and 42 were approved by the Board of Directors on 13 March 2006 and signed on its behalf by Ken Hanna.
The Auditors’ opinion on the full financial statements and on the auditable part of the Directors’ Remuneration Report was unqualified and did not contain a statement under either Section 237(2) or Section 237(3) of the Companies Act 1985.

28     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Segmental Reporting
Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
2005	£m	£m	%	£m	%

Americas Beverages	1,781	537	30.1	524	29.4
Americas Confectionery	1,228	153	12.4	172	14.0
EMEA	2,333	334	14.3	336	14.4
Asia Pacific	1,157	143	12.3	157	13.5
Central	9	(164)	n/a	(156)	n/a

	6,508	1,003	15.4	1,033	15.9

Share of results in associates		28

Profit before Financing and Taxation		1,031
Investment revenue		42
Finance cost		(230)

Profit before Taxation		843
Taxation		(140)
Minority interests		(11)

Profit for the period from continuing operations		692
Discontinued operations (see note 9)		73

Profit for the period – Equity holders		765

Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of
		Reversal of	amortisation	Reversal of		Underlying
	Reported	restructuring	of brand	non-trading	IAS 39	performance
	performance	costs	intangibles	items	adjustment	measure
2005	£m	£m	£m	£m	£m	£m

Americas Beverages	537	6	2	(20)	(1)	524
Americas Confectionery	153	21	2	–	(4)	172
EMEA	334	22	–	(5)	(15)	336
Asia Pacific	143	15	2	–	(3)	157
Central	(164)	8	–	–	–	(156)

Profit from Operations	1,003	72	6	(25)	(23)	1,033

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     29

Summary financial statement
Segmental Reporting (continued)
Business segment analysis

				Underlying
		Profit from	Operating	profit from	Underlying
	Revenue	operations	margin	operations	margin
2004	£m	£m	%	£m	%

Americas Beverages	1,686	479	28.4	503	29.8
Americas Confectionery	1,093	100	9.1	143	13.1
EMEA	2,246	307	13.7	323	14.4
Asia Pacific	1,050	114	10.9	134	12.8
Central	10	(175)	n/a	(149)	n/a

	6,085	825	13.6	954	15.7

Share of results in associates		22

Profit before Financing and Taxation		847
Investment revenue		48
Finance cost		(253)

Profit before Taxation		642
Taxation		(145)
Minority interests		(22)

Profit for the period from continuing operations		475
Discontinued operations (see note 9)		50

Profit for the period – Equity holders		525

In 2005 the Group introduced an improved allocation methodology for certain shared costs. The 2004 segmental analysis has been restated on a consistent basis.
Reconciliation of profit from operations and profit before taxation to underlying performance measure

			Reversal of	Reversal
		Reversal of	amortisation	of non-		Underlying
	Reported	restructuring	of brand	trading	IAS 39	performance
	performance	costs	intangibles	items	adjustment	measure
2004	£m	£m	£m	£m	£m	£m

Americas Beverages	479	23	2	(1)	n/a	503
Americas Confectionery	100	41	2	–	n/a	143
EMEA	307	22	–	(6)	n/a	323
Asia Pacific	114	18	2	–	n/a	134
Central	(175)	36	1	(11)	n/a	(149)

Profit from Operations	825	140	7	(18)	n/a	954

30     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Summary financial statements
Notes
1. General Information and Accounting Policies
(a) The Summary Financial Statement has been prepared using accounting policies consistent with International Financial Reporting Standards (IFRSs) as endorsed by the European Union. The Group accounting policies are included within the Report & Accounts 2005.
(b) Use of management performance measures
We believe that Underlying Profit from Operations, Underlying Profit before Tax, Underlying Earnings and Underlying Earnings per Share provide additional information on underlying trends to shareowners. These measures are used for internal performance analysis and incentive compensation arrangements for employees. The term underlying is not a defined term under IFRS, and may not therefore be comparable with similarly titled profit measurements reported by other companies. It is not intended to be a substitute for, or superior to IFRS measurements of profit.
The adjustments made to reported profit are summarised below:
•	Restructuring costs – the costs we are incurring in implementing the Fuel for Growth programme and integrating acquired businesses are classified as Restructuring. These are programmes involving one-off incremental items of major expenditure. We view Restructuring costs as costs associated with investment in the future performance of the business and not part of the underlying performance trends of the business;

•	Impairment and Amortisation of brand intangibles – under IFRS, we continue to amortise certain short-life brand intangibles. This amortisation is not considered to be reflective of the underlying trading of the Group;

•	Non-trading items – whilst the gain or loss on the disposal or impairment of subsidiaries, associates, investments and fixed assets form part of the Group’s operating activities, the Group does not consider them to form part of its trading activities. The gains and losses on these discrete items can be significant and can have a material impact on the absolute amount of, and trend in, the Group Profit from Operations and operating margins. Any gains and losses on these non-trading items are therefore excluded on any such gains or losses in arriving at its Underlying Profit from Operations;

•	IAS 39 adjustments – fair value accounting – we seek to apply IAS 39 hedge accounting to hedge relationships (principally under commodity contracts, foreign exchange forward contracts and interest rate swaps) where it is permissible, practical to do so and reduces overall volatility. Due to the nature of our hedging arrangements, in a number of circumstances we are unable to apply hedge-accounting. We continue, however, to enter into these arrangements as they provide certainty of price and delivery for the commodities we purchase, the exchange rates applying to the foreign currency transactions we enter into and the interest rate that applies to our debt. These arrangements result in fixed and determined cash-flows. We believe that these arrangements remain effective, economic and commercial hedges;

The effect of not applying hedge accounting under IAS 39 means that the reported results reflect the actual rate of exchange and commodity price ruling on the date of a transaction regardless of the cash flow paid at the predetermined rate of exchange and commodity price. In addition, any gain or loss accruing on open contracts at a reporting period end is recognised in the result for the period (regardless of the actual outcome of the contract on close-out). While the impacts described above could be highly volatile depending on movements in exchange rates or commodity prices, this volatility will not be reflected our cash flows, which will be based on the fixed or hedged rate. Therefore we make an adjustment to exclude these effects from our underlying performance measures; and

•	Tax adjustments – the tax impact of the above items are also excluded in arriving at Underlying Earnings. In addition, from time to time there may be tax items that as a consequence of their size and nature are excluded from underlying earnings. In 2005, the Group has recognised a net deferred tax asset in the UK for the first time, which has resulted in a £104 million credit to the current year taxation charge. In addition an intra-group transfer of certain intellectual property rights in anticipation of the disposal of Europe Beverages has resulted in the recognition of an £11 million deferred tax credit in arriving at profit for the period from discontinued operations. As a consequence of their size and one-off nature, these amounts have been excluded from the underlying results of the Group.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     31

Summary financial statement
Notes (continued)
2. Restructuring
During 2005, the Group incurred £72 million (2004: £140 million) of restructuring costs. All of this amount has been incurred as part of the four year Fuel for Growth restructuring programme.
3. Non-trading items
During 2005, the Group recorded a net profit from non-trading items of £25 million (2004: £18 million). This comprised £20 million profit from the disposal of Holland House Cooking Wines, a loss of £1 million on the disposal of its German confectionery subsidiary, a net gain of £4 million on the sale of trade investments and a net profit of £2 million through disposals of properties.
4. Investment revenue

	2005	2004
	£m	£m

Interest on bank deposits	31	39
Post retirement employee benefits	11	9

Investment revenue	42	48

5. Finance costs

	2005	2004
	£m	£m

Interest on bank and other loans	215	249
Interest on interest rate derivatives	10	n/a
Finance leases	5	4

Finance costs	230	253

6. Taxation

	2005	2004
	£m	£m

Current tax	(186)	(84)
Deferred tax	46	(61)

Taxation	(140)	(145)

7. Dividends

	2005	2004
	£m	£m

Amounts recognised as distributions to equity holders in the period:
Final dividend for the prior year of 8.70p (2003: 8.35p) per share	178	169
Interim dividend for the year of 4.00p (2004: 3.80p) per share	82	78

	260	247

At the year-end date, the final dividend had not been approved by the shareholders at the AGM and as such is not included as a liability. A final dividend for the year ended 1 January 2006 of 9.00 pence per share has been proposed, equivalent to a cash payment of approximately £186 million.

32     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

8. Earnings per share
a. Basic EPS – Continuing and Discontinued
The reconciliation between Reported and Underlying EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings		EPS	Earnings	EPS
	2005		2005	2004	2004
	£m		pence	£m	pence

Reported	765		37.3	525	25.9

Restructuring costs	86		4.2	166	8.2
Amortisation of brand intangibles	6		0.3	7	0.3
Non-trading items	(16	)*	(0.8)	(19)	(0.9)
IAS 39 adjustment – fair value accounting	(23)		(1.1)	n/a	n/a
Effect of tax on above items	(18	)**	(0.9)	(57)	(2.8)
Recognition of UK deferred tax asset	(104)		(5.1)	–	–

Underlying	696		33.9	622	30.7

* Includes £9 million relating to Europe Beverages disposal costs
**Includes £11 million deferred tax credit arising on the intra-group transfer of retained brands
b. Diluted EPS
Diluted EPS has been calculated based on the Reported and Underlying Earnings amounts above. The diluted reported and underlying earnings are set out below:

	2005	2004
	pence	pence

Diluted Reported	36.9	25.7

Diluted Underlying	33.5	30.5

A reconciliation between the shares used in calculating Basic and Diluted EPS is as follows:

	2005	2004
	million	million

Average shares used in Basic EPS calculation	2,051	2,027
Dilutive share options outstanding	23	14

Shares used in Diluted EPS calculation	2,074	2,041

Share options not included in the diluted EPS calculation because they were non-dilutive in the period totalled 1 million in 2005 (Full year 2004: 35 million), as the exercise price of these share options was above the average share price for the relevant year.
c. Continuing EPS
The reconciliation between Reported Continuing and Underlying Continuing EPS, and between the earnings figures used in calculating them, is as follows:

	Earnings	EPS	Earnings	EPS
	2005	2005	2004	2004
	£m	pence	£m	pence

Reported – Continuing Operations	692	33.8	475	23.4

Restructuring costs	72	3.5	140	6.9
Amortisation of brand intangibles	6	0.3	7	0.3
Non-trading items	(25)	(1.2)	(18)	(0.8)
IAS 39 adjustment – fair value accounting	(23)	(1.1)	n/a	n/a
Effect of tax on above items	(3)	(0.2)	(48)	(2.4)
Recognition of UK deferred tax asset	(104)	(5.1)	–	–

Underlying – Continuing Operations	615	30.0	556	27.4

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     33

Summary financial statement
Notes (continued)
Diluted Continuing EPS has been calculated based on the Reported Continuing and Underlying Continuing Earnings amounts above. A reconciliation between the shares used in calculating Basic and Diluted EPS is set out above. The diluted reported and underlying earnings from Continuing Operations are set out below:

	2005	2004
	pence	pence

Diluted Reported – Continuing Operations	33.4	23.3

Diluted Underlying – Continuing Operations	29.7	27.3

9. Discontinued operations
On 1 September 2005, the Group announced its intention to sell Europe Beverages and as a consequence classified the business as a discontinued operation. On 21 November 2005, the Group received a binding offer to buy its Europe Beverages businesses with completion occurring on 2 February 2006.
The results of the discontinued operations, which have been included in the Consolidated Income Statement, are as follows:

	2005	2004
	£m	£m

Revenue	649	653

Trading costs	(537)	(537)
Restructuring costs	(14)	(26)
Amortisation/impairment of intangibles	–	–
Non-trading items	–	1

Profit from Operations	98	91
Share of result in associates	–	(1)

Profit before Financing and Taxation	98	90
Investment income	–	–
Finance costs	(1)	–

Profit before Taxation	97	90
Taxation	(15)	(40)
Disposal costs	(9)	–

Net profit attributable to discontinued operations	73	50

34     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

10. Acquisitions
During the period the Group acquired the entire share capital of Green & Black’s. Fair values are provisional and a brand intangible of £25 million has been recognised.
11. Share capital
During the year, 11,528,687 ordinary shares of 12.5p were allotted and issued upon the exercise of share options. The nominal value of ordinary shares issued during the period ended 1 January 2006 was £1.4 million. There were no other changes in the issued ordinary share capital of the Company during 2005.
12. Reconciliation of cash flow from operating activities

	2005	2004
	£m	£m

Profit from operations – Continuing Operations	1,003	825
Profit from operations – Discontinued Operations	98	91

	1,101	916
Adjustments for:
Depreciation and amortisation	213	222
Restructuring	(17)	5
Non-trading items	(25)	(19)
Post retirement benefits	7	19
Additional funding of past service pensions deficit	(31)	–
Other non-cash items	11	40

Operating cash flows before movements in working capital	1,259	1,183

Decrease/(increase) in inventories	10	(47)
(Increase)/decrease in receivables	(83)	9
Increase/(decrease) in payables	110	(39)

Net movement in working capital	37	(77)

	1,296	1,106

Income taxes paid	(206)	(150)

Net cash from operating activities	1,090	956

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     35

Independent Auditors’ Statement to the members of Cadbury Schweppes plc

We have examined the Summary Financial Statement which comprises the Summary Directors’ remuneration report, the Consolidated Income Statement, the Consolidated Balance Sheet, the Consolidated Cash Flow Statement and the related Segmental Reporting and notes 1 to 12.
This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.
Respective responsibilities of Directors and auditors
The Directors are responsible for preparing the Annual Review and Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement with the full annual accounts and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We report whether the auditor’s opinion on the full annual accounts was unqualified or qualified. We also read the other information contained in the Annual Review and Summary Financial Statement as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.
Basis of opinion
We conducted our work in accordance with bulletin 1999/6 The Auditors’ Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.
Opinion
In our opinion, the Summary Financial Statement is consistent with the full annual accounts, and the Directors’ Remuneration Report of Cadbury Schweppes plc for the 52 week period ended 1 January 2006 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder. The auditors’ report on the Company’s annual accounts was unqualified.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
13 March 2006

Summary of differences between IFRS and US Generally Accepted Accounting Principles

From 3 January 2005, the Group has prepared its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU). IFRS differ in certain respects from generally accepted accounting principles in the US (US GAAP). All IFRS to US GAAP differences applicable to the Group are explained in Note 42 to the Financial Statements contained in the Report & Accounts 2005. The principle differences between IFRS and US GAAP are highlighted below:
i.	US GAAP requires the recognition of certain intangible assets which are not recognised under IFRS. This principally relates to customer lists which are amortised over their useful lives giving rise to a reconciling item between US GAAP and IFRS income. In addition, different treatments prescribed on adoption of the respective accounting standards for goodwill and intangibles has resulted in historic differences in the carrying value of goodwill and intangible assets.

ii.	Under IFRS actuarial gains and losses related to post-retirement benefits are reflected in the Consolidated Statement of Recognised Income and Expense. Under US GAAP these actuarial gains and losses are amortised over the remaining expected service life of the scheme members. Under US GAAP, for the purposes of amortising gains and losses, the 10% corridor has been adopted, and the market-related value of assets recognises realised and unrealised capital gains and losses over a rolling three year period. As this results in differing assets from IFRS, different expected returns on assets arise.
iii.	Under IFRS, certain derivative instruments were not required to be recognised on the balance sheet at fair value until 2 January 2005. At this date, the Group adopted IAS 39 under IFRS on a prospective basis, requiring recognition of all derivative instruments at fair value on the balance sheet. Under IFRS, the Group has not adopted hedge accounting. Therefore, movements in the fair value of derivatives are reflected in the Consolidated Income Statement. Under US GAAP, consistent with IFRS, all derivatives are recorded in the financial statements at fair value and all movements in the fair value of derivatives are reflected in the Consolidated Income Statement. However, since US GAAP has required derivatives to be held on balance sheet at fair value since 1 January 2001, there is an adjustment to unwind the transition accounting upon initial adoption of SFAS 133 and IAS 39, resulting in a gain of £24 million recognised as a reconciling item.

36     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Effects on profit of differences between IFRS and US GAAP

	2005	2004
	£m	£m

Profit for the period (under IFRS)	776	547
Attributable to minority interests	(11)	(22)

Profit for the period attributable to Equity holders of the parent	765	525
US GAAP adjustments:
Intangible amortisation	(22)	(26)
Restructuring	–	(24)
Interest capitalised	8	7
Depreciation of capitalised interest	(4)	(3)
Retirement benefits	(55)	(19)
Disposal gain adjustments	(3)	–
Derivatives	24	15
Employee share arrangements	–	18
Deconsolidation of variable interest entity	(9)	17
Taxation on above adjustments	(82)	(26)

Net income (under US GAAP)	622	484

In respect of:
Continuing operations	561	430
Discontinued operations	61	54

	622	484

Earnings per ADR under US GAAP

		2005	2004
		£ per ADR	£ per ADR

Total earnings per ADR – from continuing operations	– Basic	1.10	0.84
	– Diluted	1.08	0.84

Total earnings per ADR – from discontinued operations	– Basic	0.12	0.11
	– Diluted	0.12	0.11

		2005	2004
		million	million

Average number of ADR	– Basic	513	507
	– Diluted	519	510

Cumulative effect on Shareholders’ Equity of differences between IFRS and US GAAP

	2005	2004
	£m	£m

Total equity (under IFRS)	3,035	2,300
Minority Interest	(27)	(229)

Total Shareholders’ Equity attributable to Equity holders of the parent	3,008	2,071
US GAAP adjustments:
Goodwill and intangibles	958	957
Retirement benefits	220	349
Recognition of additional minimum pension liability	(53)	(120)
Restructuring	12	12
Interest capitalisation	34	29
Property revaluations	(59)	(59)
Derivatives	–	(58)
Other	6	3
Taxation on above adjustments	562	585

Shareholders’ Equity (under US GAAP)	4,688	3,769

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     37

Board of Directors and Group Secretary

1. John Sunderland, 60
Chairman
Term of office: Appointed as Chairman in May 2003. John was last re-elected in 2004 and is not retiring or standing for re-election in 2006.
Skills and experience: John has 38 years of experience working within the Cadbury Schweppes Group in the UK and overseas on both the confectionery and beverage side of the business. John has held senior leadership roles within the Company, including being CEO from 1996 to 2003. John’s experience, together with his roles in key trade and business organisations, is invaluable to the business and makes him ideally placed to chair the Board as it seeks to create enhanced shareowner value.
Other directorships and offices:
•	President of the Confederation of British Industry
•	Non-executive director of The Rank Group plc
•	Non-executive director of Barclays PLC
•	Director of the Financial Reporting Council
•	Advisory Board member of CVC Capital Partners
•	Advisory Board member of Ian Jones & Partners
•	Leadership council member of Young Enterprise
Board Committee membership:
•	Chairman of the Nomination Committee
•	Corporate and Social Responsibility Committee
2. Roger Carr, 59
Deputy Chairman and Senior Independent Non-Executive Director
Term of office: Appointed to the Board in January 2001 and Deputy Chairman and Senior Independent Non-Executive Director since May 2003. Roger was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Roger’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company. He is responsible for consulting with major UK shareowners on matters of corporate governance.
Other directorships and offices:
•	Non-executive Chairman of Centrica plc
•	Non-executive Chairman of Mitchells & Butlers plc
•	Senior Adviser to Kohlberg Kravis Roberts Co. Ltd
•	Fellow of the Royal Society for the Encouragement of Arts, Manufacturers and Commerce
•	Chairman of Chubb plc (2000-2002)
•	Chairman of Thames Water (1998-2000)
•	Chief Executive Officer of Williams plc (1994-2000)
Board Committee membership:
•	Audit Committee
•	Remuneration Committee
•	Nomination Committee
3. Todd Stitzer, 54
Chief Executive Officer
Term of office: Appointed to the Board in March 2000. Appointed CEO in May 2003. Todd was last re-elected in 2003 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Todd joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales strategy development and general management roles within the Company. Todd’s business leadership, legal and commercial expertise make him well placed to lead the organisation as it delivers on its commitment to deliver superior shareowner performance. Todd was President & CEO of Dr Pepper/Seven Up, Inc. between 1997 and 2000 and Chief Strategy Officer between March 2000 and May 2003.
Other directorships and offices:
•	Non-executive director of Diageo plc
Board Committee membership:
•	Corporate and Social Responsibility Committee
4. Ken Hanna, 52
Chief Financial Officer
Term of office: Appointed to the Board in April 2004. Ken was last re-elected in 2004 and is retiring by rotation and standing for re-election in 2006.
Skills and experience: Ken has a broad range of experience gained whilst working as the Group Finance Director of United Distillers plc (1993-1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997-1999). In addition, Ken’s focus on consumer goods while an Operating Partner at the private equity firm Compass Partners (1999-2004) makes him particularly qualified to lead the Cadbury Schweppes finance function.
Other directorships and offices:
•	Non-executive director of Inchcape plc
Board Committee membership:
None
5. Bob Stack, 55
Chief Human Resources Officer
Term of office: Appointed to the Board in May 1996. Bob was last re-elected in 2005 and is not retiring or standing for re-election in 2006.
Skills and experience: Bob has wide international Human Resources expertise. Bob joined Cadbury Beverages in the US in 1990 as Vice-President, Human Resources for the global beverages business. In 1992 he moved to the UK as Group Director of Strategic Human Resources Management, being appointed to the Board as Chief Human Resources Officer in 1996. Bob’s responsibilities also include corporate and external affairs and corporate communications.
Other directorships and offices:
•	Non-executive director of J Sainsbury plc
•	Visiting Professor at Henley Management College
Board Committee membership:
•	Corporate and Social Responsibility Committee
6. Dr Wolfgang Berndt, 63
Independent Non-Executive Director
Term of office: Appointed to the Board in January 2002. Wolfgang was last re-elected in 2005 and is not retiring or standing for re-election in 2006.
Skills and experience: Wolfgang’s broad range of executive and operational experience gained over a career managing consumer goods companies enables him to contribute significantly to the Board.
Other directorships and offices:
•	Non-executive director of Lloyds TSB Group plc
•	Non-executive director of GfK AG
•	Board member of the Institute for the Future
•	President Global Fabric & Home Care sector of The Procter & Gamble Co (1998-2001)
Board Committee membership:
•	Audit Committee
•	Corporate and Social Responsibility Committee
•	Remuneration Committee
7. Rick Braddock, 64
Independent Non-Executive Director
Term of office: Appointed to the Board in June 1997. Rick was last re-elected in 2004 and is not retiring or standing for re-election in 2006.

38     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Skills and experience: Rick brings to the Board a broad range of consumer, marketing and management experience across several sectors. His business experience in North America benefits the Group, especially with regards to its significant businesses in that region.
Other directorships and offices:
•	Non-executive director of Eastman Kodak Company
•	Non-executive director of Marriott International, Inc
•	Non-executive director of the Lincoln Center for the Performing Arts
•	Chairman of MidOcean Partners
Board Committee membership:
•	Chairman of the Remuneration Committee
•	Audit Committee
8. Lord Patten, 61
Independent Non-Executive Director
Term of office: Appointed to the Board on 1 July 2005. Lord Patten is standing for re-election in 2006 at the first Annual General Meeting since his appointment.
Skills and experience: Lord Patten’s distinguished career in public office enables him to brings a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Other directorships and offices:
•	Chancellor of Oxford University
•	Chancellor of Newcastle University
•	Advisor Board member of Bridgepoint Capital Ltd
•	European Commissioner for External Relations (1999-2004)
•	Governor of Hong Kong (1992–1997)
Board Committee membership:
•	Corporate and Social Responsibility Committee
9. David Thompson, 63
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1998. David was last re-elected in 2004 and is not retiring or standing for re-election in 2006.
Skills and experience: David has considerable financial and retail experience, enabling him to provide a significant contribution to the Board and Audit Committee.
Other directorships and offices:
•	Chairman of the Nottingham Building Society
•	Finance director of The Boots Company plc (1990-2002)
Board Committee membership:
•	Chairman of the Audit Committee
•	Corporate and Social Responsibility Committee
•	Remuneration Committee
10. Rosemary Thorne, 54
Independent Non-Executive Director
Term of office: Appointed to the Board in September 2004. Rosemary was last re-elected in 2005 and is not retiring or standing for re-election in 2006.
Skills and experience: Rosemary brings a wealth of financial reporting and corporate governance expertise to the Board and its committees gained during her corporate career and participation in key external organisations.
Other directorships and offices:
•	Finance Director of Ladbrokes plc
•	Group Finance Director of Bradford & Bingley plc (1999-2005)
•	Member of the Financial Reporting Council
•	Member of the Financial Reporting Review Panel.
•	Member of the Main Committee of The Hundred Group of Finance Directors
•	Council member of The University of Warwick
Board Committee membership:
•	Audit Committee
•	Remuneration Committee
11. Baroness Wilcox, 65
Independent Non-Executive Director
Term of office: Appointed to the Board in March 1997. Baroness Wilcox was last re-elected in 2005 and is standing for annual re-election in 2006 having been a Board member for over nine years.
Skills and experience: Her breadth of experience as a retail entrepreneur, with consumer groups, and as a working peer in the House of Lords, allows her to contribute extensively on commercial, human resource and CSR matters.
Other directorships and offices:
•	Non-executive director of Carpetright plc
•	Non-executive director of Johnson Services PLC
•	Member of the House of Lords
•	President of the National Federation of Consumer Groups
•	President of the Institute of Trading Standards
•	Member of the Council of the Foundation for Science and Technology
Board Committee membership:
•	Chairman of the Corporate and Social Responsibility Committee
12. Hester Blanks, 53
Group Secretary
Term of office: Appointed Group Secretary on 1 July 2005.
Skills and experience: Hester started her career in Cadbury Schweppes as a lawyer in 1984, having previously worked at Clifford Turner in London. She became Board Secretary to Coca-Cola & Schweppes Beverages in 1987 and then held a variety of senior legal roles within the business, latterly in 2003 being appointed as Legal Director (Group).
13. Sanjiv Ahuja, 49
Independent Non-Executive Director
Term of office: Appointed to the Board with effect from 19 May 2006. Sanjiv will stand for re-election in 2007.
Skills and experience: Sanjiv has wide ranging international experience from some of the largest consumer-facing industries in the world and a strong information technology background.
Other directorships and offices:
•	Chief Executive Officer of Orange SA
•	Member of France Telecom’s Group Management Committee
•	Non-executive director of Mobistar SA
•	Non-executive director of Williams Sonoma, Inc.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     39

Summary Directors’ remuneration report

Introduction
Below is a summary of the information in the Directors’ Remuneration Report. The Report, which is contained in the 2005 Report & Accounts, has more details about the Company’s remuneration policy, practices, pension arrangements and incentive plans including a description of the performance conditions. The Report also provides details of all the share awards and options held by the Directors. A copy of the Report & Accounts 2005 is available as described on the inside back cover.
Remuneration Policy principles
The Group’s remuneration policy for 2005 and for subsequent years for executives, including Executive Directors, is based on the following core principles:
•	Basic salary is targeted generally between median and upper quartile of the Company’s comparator group and at upper quartile for consistently strong or outstanding individual performance. This, combined with performance related variable elements, is designed to result in upper quartile total remuneration against delivery of superior business results and returns to shareowners;
•	A portfolio of incentives and rewards balance the achievement of short and long-term business objectives;
•	The performance conditions for the Group’s incentive plans (including the BSRP, LTIP and discretionary share options) are based on the measurable delivery of strong financial performance at constant currency and on superior shareowner returns and are widely understood by shareowners;
•	Total remuneration opportunities are designed to be competitive in the relevant market, thereby enabling the Group to attract and retain high calibre executives;
•	The total remuneration programme includes significant opportunities to acquire Cadbury Schweppes shares, consistent with building a strong ownership culture;
•	Executive Directors are expected to meet a share ownership requirement set at four times base salary, which is at the top end of such requirements in the FTSE 100. For new appointments, a Director is given a period of three to five years in which to satisfy this requirement. The share ownership policy applies to all senior executives in the business with a range from one to three times salary, depending on their level of seniority.
Share plans review
The Committee regularly reviews arrangements and incentives for the Group and our Executive Directors and executives. With effect from 1 January 2006, we are proposing a number of changes which, in terms of the expected value of incentives to employees and cost to the Group are broadly neutral:
•	No more discretionary share options will be granted unless general market conditions change or if there are particular circumstances that arise where an option grant would be appropriate;
•	As a consequence, for Executive Directors, the target and maximum levels of award under the AIP will increase from 80% and 120% to 100% and 150% of salary respectively, and the annual LTIP award will increase from 120% to 160% of salary. The percentage of the LTIP award which vests for threshold performance will reduce from 40% to 30% and this will reduce the percentage of shares vesting for all levels of performance below the 80th percentile. We will seek shareowner approval to provide for LTIP awards up to a maximum value of 200% of salary, but any award significantly higher than the proposed 160% level will only be made in exceptional circumstances;
•	The BSRP performance related scale will be changed from step vesting to a straight line sliding scale;
•	Also, in setting performance ranges for future cycles for all our long term plans, the economic profit and earnings per share ranges will be expressed in absolute rather than real (post inflation) terms. This is partly because there is no one satisfactory inflation index against which to measure our performance, and secondly because an absolute measure is simpler and in line with the way in which we communicate our results.
Similar changes will be made to AIP, BSRP and LTIP for executives below Board level. For those who are not eligible for LTIP awards, a share plan will be introduced which gives conditional share awards if performance targets are met, so that the expected value of remuneration for these employees is maintained at broadly the same level as previously.
Performance Graph
The following graph shows the Company’s performance measured by total shareholder return (TSR) for the five years to 1 January 2006 compared with the TSR performance of FTSE 100 companies over the same period. TSR is share price plus reinvested dividends. The FTSE 100 has been selected for this comparison because this is the principal index in which the Company’s shares are quoted. The graph has been prepared in accordance with the Companies Act 1985 (as amended) and is not an indication of the likely vesting of awards granted under any of the Company’s incentive plans.
Historical TSR Performance Growth in the Value of a Hypothetical £100 Holding Over Five Years. FTSE 100 Comparison Based on 30 Trading Day Average Values.
Service Contracts
All Executive Directors have contracts which are terminable by the Company giving one year’s notice, or by the Executive Director giving six months’ notice, and expire in the year in which the Executive Director reaches their normal retirement age. The contracts include provisions on non-competition and non-solicitation. These provisions state that if the Executive Director leaves voluntarily he will not, for a period of one year after leaving, be engaged in or concerned directly or indirectly with a predetermined list of companies which are in competition with the Company. Also, the Executive Director agrees for a period of two years after termination of employment not to solicit or attempt to entice away any employee or Director of the Company. If any Executive Director’s employment is terminated without cause, or if the Executive Director resigns for good reason, payment of twelve months’ worth of base salary and target AIP will be made, together with benefits for up to twelve months, or for a shorter period if the Executive Director secures new employment with equivalent benefits. If it is not possible or practical to continue benefits for one year they will be paid in cash. There would be no special payments made after a change in control.
Under their secondment arrangements, Bob Stack and Todd Stitzer are entitled to six months’ employment with their employing company in the US if there are no suitable opportunities for them when their secondments end. All the contracts are 12 month rolling contracts, and accordingly, no contract has a fixed or unexpired term. All the Executive Directors’ contracts are dated 1 July 2004 except for Ken Hanna’s, which is dated 1 March 2004. John Sunderland’s contract expired on 24 August 2005 in accordance with its terms.

40     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Overview of current remuneration elements for executives including Executive Directors

Element	Objective	Performance Period	Performance Conditions

Base Salary	Reflects market value of role and individual’s skills and experience	Not applicable	Reviewed annually, following external benchmarking and taking into account individual performance

Annual Incentive Plan (AIP)	Incentivises delivery of performance goals for the year	One year	Award subject to achievement of Revenue and Underlying Economic Profit (UEP) targets for the year

Bonus Share Retention Plan (BSRP) Note: This is a voluntary investment programme	Incentivises sustained annual growth Supports and encourages share ownership	Three years	Base award of 40% (subject to continued employment) and an additional match of up to 60% (subject to achievement of compound annual growth in aggregate underlying economic profit)

Long Term Incentive Plan (LTIP)	Incentivises long-term value creation	Three years	Half of award subject to total shareowner return (TSR) ranking relative to a peer group of 27 international fast moving consumer goods companies the names of which are set out on page 48 of the Report and Accounts 2005. Half of award subject to achievement of compound annual growth in aggregate Underlying Earnings per Share (UEPS)

Discretionary Share Option Plans (To be discontinued with effect from 2006)	Incentivises earnings growth	Three to five years	Vesting subject to achievement of compound annual growth in (point to point) UEPS. First test at end of three years, further test available at end of five years
	Incentivises increasing share price	Three to ten years	Value of award comes from share price growth at time of exercise

Around two-thirds of each Executive Director’s remuneration is variable and is linked to performance. The performance conditions for each variable element are the same for each Executive Director. Whether particular performance conditions are met is assessed with reference to the Group’s annual accounts or to external data which is widely available. These methods have been chosen as they are or can be independently audited.

Audited Information
Directors’ Remuneration tables
Executive Directors’ remuneration

	Base		Other		2005	2004
	Salary	Allowances	Benefits	AIP/BSRP	total	total
	£000	(a) £000	(b) £000	(c) £000	£000	£000

Ken Hanna (b)	519	180	8	671	1,378	1,037
Bob Stack (d)	419	257	87	623	1,386	1,145
Todd Stitzer (d)	783	284	187	1,127	2,381	2,148
John Sunderland (e)	614	146	9	573	1,342	1,721

Total	2,335	867	291	2,994	6,487	6,051

Notes to table above
(a)	The majority of the amount shown as Allowances for expatriate Directors (Bob Stack and Todd Stitzer) relates to income tax payments. As taxation rates in the US are lower than in the UK, US tax payers are protected from a higher tax burden by means of a tax equalisation programme funded by the Company. Under this programme, the Group pays an amount equal to the incremental tax resulting from the assignment of the Director to the UK. This ensures that they are not penalised financially by accepting roles of an international nature which would result in higher taxation costs than would have been the case if they had remained in their home country. Due to the nature of taxation payments, some of the amounts shown are in respect of previous financial years. For all Directors, Allowances include flexible benefits and pension allowances. Ken Hanna’s Allowances include an amount equal to 30% of his base salary in lieu of a pension contribution.
(b)	Other Benefits include car allowances and, for expatriates, housing support and other allowances necessary to ensure that they are not penalised financially by accepting roles of an international nature which result in higher costs than would have been the case if they had remained in their home country.
(c)	The total Annual Incentive Plan award shown was awarded in respect of 2005 performance and invested in the Bonus Share Retention Plan on March 2006 by each eligible Director. The amount shown includes the service related matching award to be awarded under the Bonus Share Retention Plan to each Director.
(d)	Todd Stitzer’s and Bob Stack’s base salaries are calculated in US dollars as follows: Todd Stitzer – salary US$1,426,923 ; Bob Stack – salary US$763,654.
(e)	John Sunderland was an Executive Director until 25 August 2005 when he became a Non-Executive. His remuneration prior to that date is shown above, and since that date is shown in the table overleaf. His total remuneration for the year (including notional gains on share plans) was £3,513,000. Most of this remuneration is notional or actual gains on the exercise of share options. All of John Sunderland’s share options must be exercised by 24 August 2006.
(f)	Bob Stack, Todd Stitzer and John Sunderland made notional gains of £429,322, £265,705 and £2,038,731 respectively on the exercise of share options in 2005. No other Director made a gain on the exercise of share options.
(g)	A total of £32,000 was paid to pension schemes in respect of past Director’s qualifying services.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     41

Summary Directors’ remuneration report
Non-Executive Directors’ fees

		Fee for chairing	2005	2004
	Board fee	a committee	total	total
	£000	£000	£000	£000

Wolfgang Berndt	46	–	46	41
Rick Braddock	74	8	82	71
Roger Carr	93	–	93	83
Lord Patten (a)	24	–	24	–
John Sunderland (b)	132	–	132	–
David Thompson	46	11	57	51
Rosemary Thorne	46	–	46	14
Baroness Wilcox	46	8	54	49

Notes
(a)	Lord Patten was appointed as a Non-Executive Director on 1 July 2005.
(b)	John Sunderland was appointed Non-Executive Chairman on 25 August 2005. His remuneration prior to that date is shown in the table on page 41, together with other benefits he received in the year.
(c)	None of the Non-Executives (other than John Sunderland) received any other emoluments or compensation for office during the 2005 financial year.
Share ownership

	As at 2 January 2005
	(or date of		As at 13 March 2006
	appointment if later)	As at 1 January 2006	(unaudited)

Wolfgang Berndt	70,972	76,072	77,403
Rick Braddock	40,296	47,528	49,496
Roger Carr	29,923	38,423	40,642
Ken Hanna (a)(b)	250,212	378,143	498,988
Lord Patten (c)	–	1,021	2,108
Bob Stack (b)	699,451	764,725	837,038
Todd Stitzer (b)	417,557	551,835	647,244
John Sunderland (b)	1,304,056	938,658	941,775
David Thompson	34,656	39,825	41,267
Rosemary Thorne	315	4,564	5,673
Baroness Wilcox	21,967	27,343	28,674

Total	2,869,405	2,868,137	3,170,308

Notes
(a)	Ken Hanna’s shareholding includes an award of 225,000 restricted shares, vesting in three tranches of 75,000 shares each if he remains with the Company for three, four and five years respectively after his joining the Company.
(b)	Holdings of ordinary shares include shares awarded under the LTIP, the BSRP and the all-employee share incentive plan.
(c)	Lord Patten was appointed as a Director on 1 July 2005.
By Order of the Board
Rick Braddock
Chairman of the Remuneration Committee
13 March 2006
Summary corporate governance statement
In 2005, the Company complied in all key respects with the provisions of the Code of Best Practice set out in Section 1 of the July 2003 FRC Combined Code on Corporate Governance.
A detailed account of how the Company complies with the Code provisions can be found in our 2005 Report & Accounts and on the Corporate Governance section of our website, together with the Terms of Reference of the Audit, Corporate & Social Responsibility, Nomination and Remuneration committees, at www.cadburyschweppes.com/EN/investorcentre. Alternatively, they are available from our Group Secretary in hard copy format. Questions relating to our corporate governance policies and procedures should be addressed to the Group Secretary at the Company’s registered office.
Because we are a UK company with our shares listed on the New York Stock Exchange (the NYSE) as well as the London Stock
Exchange, we are required to comply with some of the NYSE Corporate Governance rules, and otherwise must disclose any significant ways in which our corporate governance practices differ from those followed by US companies under the NYSE listing standards. We comply with all the NYSE rules which apply to non-US issuers. The NYSE rules require the Nomination Committee to be composed entirely of independent directors, and require this Committee to consider corporate governance matters on behalf of the Board. Our Nomination Committee is not entirely independent, as it is chaired by John Sunderland, who retired as an Executive Director during the year. Our Audit Committee considers corporate governance matters on behalf of the Board, and is composed entirely of independent Directors. The NYSE rules allow a committee other than the Nomination Committee to fulfil this role as long as all of its members are independent directors.

42     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Shareowner information

Registered Office and Group Headquarters
25 Berkeley Square
London W1J 6HB UK
Registered in England and Wales No. 52457
Group Secretary
Hester Blanks
Website www.cadburyschweppes.com
Financial calendar

Ordinary shares	Final Dividend for 2005	Interim Dividend for 2006

Announcement of results	21 Feb 2006	2 August 2006

Ex-dividend date	26 April 2006	20 Sept 2006

Record date	28 April 2006	22 Sept 2006

Dividend payment	26 May 2006	20 Oct 2006

Annual General Meeting
The Annual General Meeting of the Company is on 18 May 2006. Details of the business to be discussed at the Annual General Meeting can be found in the Notice of Annual General Meeting 2006 which has been sent to all shareowners, or is available on the investor centre page of the Company’s website, www.cadburyschweppes.com.
Dividends
The interim dividend for 2005 of 4.00 pence per ordinary share was paid on 14 October 2005. The final dividend for 2005 of 9.0 pence per ordinary share was announced by the Directors on 21 February 2006 and, subject to approval at the Annual General Meeting, will be paid on 26 May 2006 to ordinary shareowners on the register at the close of business on 28 April 2006.
Dividends are paid in May and October. The dividends for holders of ADRs have previously been paid by the Depositary one week after the dividend is paid to ordinary shareowners. The final dividend for 2005 and all dividend payments thereafter will be paid to ADR holders on the same date as to ordinary shareowners.
Dividends payable in foreign currencies
The Registrar is now able to pay dividends in 37 foreign currencies. This process is called “TAPS” and there is a cost of £2.50 deducted from each dividend payment to cover the costs involved. Please contact our Registrar for further information or visit our website.
Dividend payments directly into bank/building society accounts
Dividends for shareowners are paid through “BACS” and can be paid directly into a UK bank or building society account with the tax voucher sent direct to the shareowner’s registered address. Dividends in foreign currencies have to be paid directly into a bank or building society account. Please contact our Registrar for a dividend mandate form or visit our website.
Dividend Reinvestment Plan
A Dividend Reinvestment Plan (DRIP) is in operation. The DRIP enables shareowners to apply the whole of their cash dividends to buy additional ordinary shares in the Company in the market at competitive dealing rates. Full details of the DRIP can be obtained from the Registrar or from our website. Completed application forms for the DRIP, to apply to the final dividend 2005, must be returned to the Registrar by 5 May 2006.
Registrar
The Company’s share register is maintained by Computershare Investor Services PLC. Computershare provides a world-wide service to shareowners and can be contacted as follows:
By e-mail globally: web.queries@computershare.co.uk
For the UK and Europe:
The Registrar to Cadbury Schweppes plc, Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, UK
Telephone: 0870 873 5803 / (44) 870 873 5803
Fax to 0870 703 6103 / (44) 870 703 6103.
For the Americas*:
The Registrar to Cadbury Schweppes plc, Computershare Investor Services LLC, 2 North LaSalle Street, Chicago, Illinois 60602, USA
Telephone: 1 888 728 8741. 8.00 a.m. to 5.00 p.m. CST
For Asia Pacific*:
The Registrar to Cadbury Schweppes plc, Computershare Limited, Yarra Falls, 452 Johnston Street, Abbotsford, Vic. 3067, Australia
Telephone: 1 800 011 188
from outside Australia: +613 9415 4161
*Correspondence sent to these addresses will be forwarded to the UK for processing.
The Registrar should be notified in writing of changes to name or address details, loss of a share certificate or dividend warrant or a change to or notification of a dividend mandate. Shareowners with more than one account, arising from inconsistencies in name or address details, may avoid receipt of duplicate mailings by asking the Registrar to amalgamate their holdings. Information about the Registrar, and up-to-date information about current holdings, is available at www.computershare.co.uk.
Electronic shareowner communications
The Company offers the opportunity to receive shareowner documents, such as Notices of Meetings, Forms of Proxy, the Annual Review and Summary Financial Statement, and/or Report & Accounts in electronic form via the Internet, rather than in paper form through the post. Shareowners who choose this option will receive a notification by e-mail each time we publish such a document on our website.
There are a number of advantages in opting to receive shareowner information in this format, including: speedier delivery of documents; documents can be read and downloaded at shareowners convenience; confirmation of transmission of proxy forms; improved security procedures for verifying proxy forms; potential cost savings for the Company; and saving of environmental resources. Go on-line to www.computershare.com/uk/cad/Ecomms to register. The shareowner’s reference number, which begins with one alphabetical character followed by 10 numerical digits, and postcode will be required as proof of identity.

Annual Review and Summary Financial Statement 2005 Cadbury Schweppes     43

Low cost share dealing service
Through Stocktrade we offer our non-US resident shareowners a telephone share dealing service, which provides a way of buying or selling shares in the Company. The basic commission charge for this service is 0.5% of the total value of the sale or purchase amount, with a minimum charge of £15. If you are buying shares there will be an additional 0.5% stamp duty charge, with a PTM levy of £1 for single trades in excess of £10,000. To use this service please telephone 0845 402 3026 between the hours of 8.30 a.m. and 4.30 p.m., quoting the reference Low Co204. For details of the service available to US resident shareowners, please contact the Group Secretariat department at the Company’s registered office on 020 7830 5178, or email group.secretariat@csplc.com.
Further details about our share dealing services, including full terms and conditions and information about our postal and internet dealing services, is available at www.cadburyschweppes.com/lowcost, or by phoning the above number during the hours of 9.00 a.m. and 5.00 p.m. UK time.
ShareGift
Shareowners with a small number of shares, the value of which makes it uneconomic to sell them, may wish to consider donating them to charity through ShareGift, a registered charity administered by The Orr Mackintosh Foundation. The relevant share transfer form can be obtained from the Registrar. Further information about ShareGift is available at www.sharegift.org or by writing to: ShareGift, The Orr Mackintosh Foundation, 46 Grosvenor Street, London, W1K 3HN, UK
Telephone: 020 7337 0501
www.sharegift.org
American Depositary Receipts
Cadbury Schweppes ordinary shares are quoted on the New York Stock Exchange in the form of American Depositary Shares, or ADSs. ADSs are represented by American Depositary Receipts, or ADRs, under a sponsored ADR facility with JPMorgan Chase Bank N.A. as depositary. Each ADS represents four ordinary shares.
The ADR Depositary is JPMorgan Chase Bank N.A. and enquiries may be directed to: JPMorgan Service Center, PO Box 3408, South Hackensack, NJ 07606-3408, USA
Telephone: +1 781 575 2680
www.adr.com
Global Invest Direct
Global Invest Direct (GID) is a program established by JPMorgan Chase Bank N.A. to provide a convenient and economical way for investors to increase their ADR investment in the Company.
Further information about GID may be obtained from JPMorgan Chase Bank N.A. Freephone: +1 800 428 4237 (US only) or at the address above. For calls from outside the US dial +1 781 575 2680.
Form 20-F
A Form 20-F is filed with the Securities and Exchange Commission (SEC) in Washington DC. This filing is available for public inspection and a copy is available on our website.
Forward looking statements
Forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, are made throughout this Annual Review. These forward-looking statements are based on a number of assumptions made by Cadbury Schweppes management concerning future events and information currently available to management. You should not rely unduly on these forward-looking statements, which are not a guarantee of performance and are subject to a number of uncertainties and other facts, many of which are outside of the Group’s control, and could cause actual events to differ materially from those statements. Although Cadbury Schweppes believes the expectations reflected in these forward-looking statements are reasonable it cannot assure you that those expectations will prove to be correct. In evaluating forward-looking statements, which are generally identifiable by use of the words “may”, “will”, “should”, “expect”, “anticipate”, “estimate”, “believe”, “intend” or “project” or the negative of these words or other variations on these words or comparable terminology, you should consider various factors including the risks outlined in our Form 20-F filed with the SEC. Although the Group believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements.
Comparative statements
In this Report, Cadbury Schweppes makes certain statements with respect to its market position, or its products or brands market position, in comparison to third parties.
These statements are based on independent sources, such as Euromonitor and Nielsen. These statements are accurate to the best of the knowledge and belief of Cadbury Schweppes.

44     Cadbury Schweppes Annual Review and Summary Financial Statement 2005

Availability of the full Report & Accounts 2005
The Summary Financial Statement, Summary Directors’ Report and Summary Directors’ Remuneration Report contained within this document are a summary of the information provided in the Financial Statements, Directors’ Report and Directors’ Remuneration Report in our Report & Accounts 2005. The information has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. Prior year information has been restated where indicated. These summary reports do not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group and of its policies and arrangements concerning the Directors’ remuneration as would be provided by the Report & Accounts 2005, which contain more detail. A copy of the Report & Accounts 2005 is available on the Company’s website, www.cadburyschweppes.com. Copies can also be obtained, free of charge, by writing to the Group Secretary at 25 Berkeley Square, London, W1J 6HB, United Kingdom. To elect to receive the Report & Accounts for future years, write to Computershare Investor Services PLC, PO Box 82, The Pavilions, Bridgwater Road, Bristol, BS99 7NH, United Kingdom.

© Cadbury Schweppes plc 2006
SUNKIST is a registered trademark or Sunkist Gowers Inc.
Leaf Sverige AB licenses the SWEDISH FISH mark on an exclusive basis to Cadbury Adams Canada Inc. in the U.S. and Canada.
Printed on Revive Special Silk. Made in Spain, the paper comprises virgin fibre, de-inked post-consumer waste and mill broke. Manufactured at a mill that has been awarded the ISO14001 certificate for environmental management. Pulps used are elemental chlorine free.
Photography by Chris Knaggs, Jaap van der Beukel, Marcus Lyon and v4 Design Studio.
Designed and produced by Addison Corporate Marketing.
Printed in England at St Ives. Westerham Press.

www.cadburyschweppes.com

  Cadbury Schweppes plc
25 Berkeley Square, London W1J 6HB
Telephone: +44 20 7409 1313 Fax: +44 20 7830 5200

Exhibit 99.3

Cadbury Schweppes plc 25 Berkeley Square London W1J 6HB United Kingdom Tel +44 (0)20 7409 1313 Fax +44 (0)20 7830 5200 www.cadburyschweppes.com
Only the holders of ordinary shares of the Company are entitled to attend and vote at the Annual General Meeting.
Other persons to whom this booklet is sent should regard it as for information only.
7 April 2006
Dear Shareowner
Annual General Meeting
The Annual General Meeting of the Company will be held on Thursday, 18 May 2006 at 2.15 pm at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. The Notice of Meeting is set out in Appendix 1. In addition to the resolutions usually proposed at the meeting, there are two further resolutions. Explanatory notes for resolutions 3 to 15 are set out in Appendix 2, and additional notes for resolution 11 are in Appendix 3.
Recommendation
Your Directors believe that the proposed resolutions are in the best interests of the Company and its shareowners and unanimously recommend that you vote in favour of them.
Meeting Venue
The meeting venue will be open to shareowners from 1.15 pm. Tea, coffee, hot chocolate and soft drinks will be available until 2.00 pm in the Pickwick Suite on the first floor, accessible by lifts. Soft drinks will be available in the Pickwick Suite at the conclusion of the meeting.
The meeting will be held in the Churchill Room on the ground floor of The Queen Elizabeth II Conference Centre.
A hearing loop is available and if any shareowner with a disability has a query regarding attendance at the meeting, please contact the Group Secretariat department at the above address, or telephone 020 7830 5179 by Wednesday, 17 May 2006.
Travel
The nearest Underground stations to The Queen Elizabeth II Conference Centre are Westminster, which is served by the Jubilee, District and Circle lines; and St James’s Park, which is on the District and Circle lines. A number of bus services stop in the vicinity of The Queen Elizabeth II Conference Centre, including numbers 11 (Victoria — Liverpool Street), 24 (Victoria — Camden) and 211 (Victoria — Waterloo Station).
I do hope that you will be able to attend the meeting.
Yours faithfully
John Sunderland

Working together to create brands people love
Registered in England no. 52457. Registered office 25 Berkeley Square, London W1J 6HB

Appendix 1
Notice of Meeting
Notice is hereby given that the Annual General Meeting of Cadbury Schweppes Public Limited Company will be held at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE on Thursday, 18 May 2006 at 2.15 pm for the following purposes:
To consider and, if thought fit, to pass the following resolutions as ordinary resolutions:
1.	That the Financial Statements for the 52 weeks ended 1 January 2006, and the Reports of the Directors and Auditors be and are received.

2.	That the recommended Final Dividend of 9.00 pence per ordinary share be and is declared payable on 26 May 2006 to holders of ordinary shares registered at close of business on 28 April 2006.

3.	That the Directors’ Remuneration Report contained in the Report and Accounts be and is approved.

4.	That Roger Carr, a Director retiring by rotation, be and is re-appointed a Director of the Company.

5.	That Ken Hanna, a Director retiring by rotation, be and is re-appointed a Director of the Company.

6.	That Todd Stitzer, a Director retiring by rotation, be and is re-appointed a Director of the Company.

7.	That Lord Patten, a Director who was appointed by the Board since the last Annual General Meeting, be and is re-appointed a Director of the Company.

8.	That Baroness Wilcox, a Director retiring in accordance with the Combined Code, be and is re-appointed a Director of the Company.

9.	That the Auditors, Deloitte & Touche LLP, be and are re-appointed to hold office until the conclusion of the next General Meeting at which accounts are laid before the Company.

10.	That the Directors be and are authorised to determine the remuneration of the Auditors.

11.	That:
(i)	the Cadbury Schweppes International Share Award Plan (the Plan), a summary of which is set out in Appendix 3 of the Notice of the 2006 Annual General Meeting dated 7 April 2006, be and is approved; and

(ii)	the Directors be and are authorised to vote and be counted in the quorum on any matter connected with the Plan (except that no Director may vote or be counted in the quorum in respect of his own participation) and any prohibition on voting or counting in the quorum contained in the Articles of Association of the Company be and is relaxed accordingly.
12.	That the Directors be and are authorised to amend the Rules of the Cadbury Schweppes 2004 Long Term Incentive Plan, as explained in Appendix 2 of the Notice of the 2006 Annual General Meeting dated 7 April 2006, and to do all such acts and things as may be necessary to carry the same into effect.

13.	That the Directors be and are authorised generally and unconditionally to exercise all the powers of the Company to allot relevant securities (as defined in Section 80 of the Companies Act 1985) up to a maximum aggregate nominal amount of £86.09 million, at any time or times before the conclusion of the next Annual General Meeting (unless previously revoked or varied by the Company in general meeting), and such authority shall extend to the making before such expiry of an offer or an agreement that would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.
To consider and, if thought fit, to pass resolutions 14 and 15 as special resolutions:
14.	That the Directors be and are empowered to allot equity securities (as defined in Section 94(2) of the Companies Act 1985) for cash pursuant to the authority conferred by resolution 13 and/or where such allotment constitutes an allotment of equity securities by virtue of Section 94(3A) of the Companies Act 1985, as if Section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:
(i)	the allotment of equity securities in connection with a rights issue, open offer or any other pre-emptive offer in favour of holders of ordinary shares or other equity securities (excluding any holder holding shares as treasury shares) where the equity securities respectively attributable to the interests of such persons on a fixed record date are proportionate (as nearly as may be) to the respective numbers of equity securities held by them or are otherwise allotted in accordance with the rights attaching to such equity securities (subject in either case to such exclusions or other arrangements as the Directors may deem necessary or expedient to deal with fractional entitlements, legal or practical problems arising in any overseas territory, the requirements of any regulatory body or stock exchange, or any other matter whatsoever); and

(ii)	the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities up to an aggregate nominal amount of £13.04 million;
and shall expire at the conclusion of the next Annual General Meeting save that such authority shall extend to the making before such expiry of an offer or an agreement that would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of that offer or agreement as if the authority conferred hereby had not expired.

15.	That the Company be and is generally authorised pursuant to and in accordance with Section 166 of the Companies Act 1985 to make market purchases (as defined in Section 163(3) of the Companies Act 1985) of its own ordinary shares upon and subject to the following conditions:

(i)	the maximum number of such ordinary shares in the Company authorised to be acquired is that number of ordinary shares which has a total nominal value of £26.09 million;

(ii)	the minimum price, exclusive of expenses, which may be paid for each such ordinary share is an amount equal to the nominal value of each such ordinary share;

(iii)	the maximum price, exclusive of expenses, which may be paid for any such ordinary share is an amount equal to 105% of the average of the middle market quotations for the ordinary shares in the Company taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased;

(iv)	the authority conferred shall expire at the conclusion of the next Annual General Meeting; and

(v)	the Company may enter into a contract or contracts for the purchase of such ordinary shares before the expiry of this authority which would or might be completed wholly or partly after its expiry.
By Order of the Board
H Blanks
Secretary
25 Berkeley Square
London W1J 6HB
7 April 2006

Notes to the Notice of Meeting
Registered shareowners
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareowners registered in the register of members of the Company as at 6.00 pm on Tuesday, 16 May 2006 shall be entitled to attend and vote at the aforesaid Annual General Meeting in respect of the number of shares registered in their names at that time. Changes to entries on the register of members after 6.00 pm on Tuesday, 16 May 2006 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
Proxies
A member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not also be a member of the Company. Any instrument appointing a proxy must be received at the Registrar’s office not less than 48 hours before the time appointed for holding the meeting.
On the enclosed proxy form there is a printed unique Shareowner Reference Number ‘SRN’ and Shareowner Personal Identification Number ‘PIN’ for those shareowners not already registered to receive E-communications.
To complete and lodge a proxy form, a shareowner can:
1.	Complete the enclosed proxy form and return it in the reply paid envelope provided; or

2.	Log onto the Registrar’s website, www.computershare.com/uk/cad/proxy, enter their unique Shareowner Reference Number ‘SRN’ and Shareowner Personal Identification Number ‘PIN’ and follow the on-line instructions; or

3.	If a member of CREST, use the CREST electronic proxy appointment service, full details of which may be found on the proxy form.
A shareowner who returns a completed proxy form, or registers a proxy form on-line or by using the CREST electronic proxy appointment service may, if they so choose, still attend the meeting and vote in person.
Voting at the meeting
All resolutions will be voted on by taking a poll. If you wish to attend and vote at the meeting, please ensure that you bring your attendance pass and poll card enclosed with this document.
Documents available for inspection
Copies of the letters of appointment for Non-Executive Directors and the register of Directors’ interests will be available for inspection at the Registered Office during normal business hours on weekdays (public holidays excepted) from the date of this Notice until Wednesday, 17 May 2006. On the day of the meeting, they will be available at The Queen Elizabeth II Conference Centre from one hour prior to, and until the conclusion of, the Meeting. A copy of the full Report & Accounts for the year ended 1 January 2006 (which includes the Directors’ Remuneration Report referred to in resolution 3) is also available on-line at www.cadburyschweppes.com.
Copies of the rules of the Cadbury Schweppes International Share Award Plan and the Cadbury Schweppes 2004 Long Term Incentive Plan (showing the proposed amendment) will be available for inspection at the Registered Office and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY during normal business hours on weekdays (public holidays excepted) from the date of this Notice until Wednesday, 17 May 2006 and at the venue of the meeting from one hour prior to, and until the conclusion of, the meeting.
Security
For security reasons, all hand baggage may be subject to examination. Please note that mobile phones, laptop computers, tape recorders, cameras and similar such equipment may not be brought into the Annual General Meeting. Briefcases, umbrellas and other bulky items should be deposited in the cloakroom.
First Aid
In the event that this is required, a member of staff should be contacted for assistance.
Emergency precautions
Any fire warning or other emergency will be accompanied by an announcement. The venue has a number of clearly marked emergency exits which should remain unobstructed at all times.

Appendix 2
Explanatory Notes
Directors’ Remuneration Report
Resolution 3
The Directors’ Remuneration Report has been prepared in accordance with the Companies Act 1985. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to Directors’ remuneration. As required by the Companies Act, an ordinary resolution to approve the report will be proposed at the meeting. The report is summarised on pages 40 to 42 of the Annual Review and Summary Financial Statement 2005 and is set out in full on pages 41 to 56 of the Report & Accounts 2005. The Report & Accounts 2005 may be viewed on and/or downloaded from the Company’s website, www.cadburyschweppes.com.
Directors
Resolutions 4, 5, 6, 7 and 8
Biographical details of the Directors seeking re-appointment are given on pages 38 and 39 of the Annual Review and Summary Financial Statement 2005 and pages 28 and 29 of the Report & Accounts 2005.
The Board members have undertaken a rigorous performance evaluation and review of the Directors including those who are retiring by rotation at the Annual General Meeting and seeking re-election. The development plans for the Board are reviewed annually and the proposed re-election of the Directors listed below is consistent with the Board’s policy on its development and succession planning. Each Director concerned continues to be an important member of the Board and has demonstrated their continuing commitment to the role.
Roger Carr, aged 59, will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. Roger is Deputy Chairman and the Senior Independent Non-Executive, and is also a member of the Audit, Remuneration and Nomination Committees. Roger’s experience as both a Chairman and Chief Executive of other FTSE 100 companies enables him to provide highly valued advice and support to the executive management team of the Company.
Ken Hanna, aged 52, will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. Ken has a broad range of experience gained whilst working as the Group Finance Director of United Distillers plc (1993-1997) and the Chief Executive Officer and Group Finance Director of Dalgety plc (1997-1999). Ken’s focus on consumer goods while an Operating Partner at the private equity firm Compass Partners (1999-2004) makes him particularly qualified to lead the Cadbury Schweppes finance function.
Todd Stitzer, aged 54, will retire by rotation at the Annual General Meeting in accordance with Article 95 of the Articles of Association and is seeking re-appointment. Todd joined Cadbury Schweppes North America in 1983 as assistant general counsel and has gained extensive international experience in senior legal, marketing, sales, strategy development and general management roles within the Company. Todd’s business leadership, legal and commercial expertise, make him well placed to lead the organisation as it meets its commitment to deliver superior shareowner performance.
Lord Patten, aged 61, will retire at the Annual General Meeting in accordance with Article 89 of the Articles of Association having been appointed a Non-Executive Director on 1 July 2005, and is seeking re-appointment. Lord Patten is a member of the Corporate and Social Responsibility Committee. Lord Patten’s distinguished career in public office enables him to bring a great deal of experience and expertise to the Board, especially in the area of international relations, which is valuable to a Group that has a presence in almost every country in the world.
Baroness Wilcox, aged 65, will retire at the Annual General Meeting in accordance with the Combined Code having been a Board member for over nine years and is seeking reappointment. Baroness Wilcox is Chairman of the Corporate and Social Responsibility (CSR) Committee. Her breadth of experience as a retail entrepreneur, with consumer groups, and as a working peer in the House of Lords, allows her to contribute extensively to the Board on commercial, human resource and CSR matters. The Board considers that Baroness Wilcox remains independent despite having served on the Board for more than nine years. This is demonstrated by her contribution at meetings and the results of the Board’s evaluation of her performance in 2005.
Auditors
Resolutions 9 and 10
The resolution to re-appoint the Auditors, Deloitte & Touche LLP, and the resolution to authorise the Directors to determine the remuneration of the auditors, will be proposed as ordinary resolutions.
The Cadbury Schweppes International Share Award Plan
Resolution 11
This Plan has been in operation for three years and has been used to assist in the recruitment and retention of specified key individuals and to reward outstanding performance. Directors of the Company have not, however, been eligible to participate in the Plan and, to the extent necessary, shares required for the purposes of satisfying awards under the Plan have been purchased in the market. As a consequence and in accordance with the Listing Rules, the Plan was established by the Directors without shareowners’ approval.
As explained in the Directors’ Remuneration Report, the Remuneration Committee has conducted a review of the Group’s overall reward arrangements. One of the conclusions of that review is that no further options should be granted under the Company’s executive share option schemes. Instead, those employees who would otherwise have qualified for options (other than those who participate in the Company’s long term incentive plan) will be eligible to receive awards under this Plan. In addition to being used as a replacement for share options, the Plan will continue to be used as described above. It has been decided that shareowners should be asked to approve the Plan which will be amended both to allow Directors to participate in it (although they will not do so other than in exceptional circumstances) and to use newly issued shares or treasury shares.
A summary of the Plan incorporating the proposed amendments is set out in Appendix 3.
The Cadbury Schweppes 2004 Long Term Incentive Plan
Resolution 12
Following the review of the Group’s overall reward strategy mentioned above and explained in the Directors’ Remuneration Report, shareowners’ approval is sought to increase the maximum permitted annual award under this Plan from 120% of the participant’s salary to 200% of his/her salary.

Renewal of Directors’ powers to allot shares
Resolutions 13 and 14
The Companies Act 1985 prevents Directors from allotting unissued shares without the authority of shareowners in general meeting. The Company’s Articles of Association permit the Directors to allot unissued shares but this power is subject to renewal by the shareowners. Resolution 13 permits the Directors to issue relevant securities up to an aggregate nominal amount of £86.09 million (approximately 33% of the issued ordinary share capital as at 13 March 2006, being a date not more than one month prior to this Notice) and Resolution 14 allows Directors to disapply shareowner preemption rights over the allotment of certain shares for cash and/or the sale of shares out of treasury, as these rights create certain technical difficulties, particularly with regard to overseas shareowners. In addition, Resolution 14 gives the Directors power to make issues for cash on a non pre-emptive basis up to an aggregate nominal amount of £13.04 million (approximately 5% of the issued ordinary share capital as at 13 March 2006, being a date not more than one month prior to this Notice).
Except for the issue of shares pursuant to the various employee share schemes, and any share dividend alternatives, the Directors do not presently intend to allot any unissued shares.
The authority given in these resolutions will expire at the conclusion of the Annual General Meeting to be held in 2007.
Similar resolutions have been approved by shareowners at each Annual General Meeting since 1982.
Purchase of own shares
Resolution 15
The Directors are seeking to renew the general authority from shareowners to permit the Company to purchase its own ordinary shares by market purchases, not exceeding approximately 10% of the Company’s issued share capital as at 13 March 2006.
The Directors have no current intention of exercising the authority to make market purchases of ordinary shares but wish to have the flexibility to act quickly if they consider such purchases to be desirable and if they believe that such purchases would increase earnings per share and would be for the benefit of shareowners generally.
The total number of options over ordinary shares of 12.5 pence outstanding as at 13 March 2006 was 115,595,037. This represents 5.54% of the issued share capital of the Company as at that date and would represent 6.15% of the reduced issued share capital, assuming the Company’s authority to purchase its own ordinary shares was used in full.
The Directors may consider that any shares so acquired be held in treasury for possible future resale rather than immediately cancelled. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 require the Company to disclose details of the number of shares held in, cancelled, sold or transferred out of treasury and extend statutory pre-emption rights to sales for cash of treasury shares.
The Listing Rules of the Financial Services Authority provide a prohibition on the sale or transfer of shares out of treasury during a close period or when the Company is in possession of unpublished price sensitive information. The Listing Rules also require the disclosure of sales and transfers of shares into and out of treasury and place a limit on the discount to market price at which shares can be sold out of treasury for cash, non pre-emptively. Furthermore, whilst shares are held in treasury, no dividends will be paid on the shares and no voting rights will attach to them.
The Directors consider that, should the Company exercise its authority to make market purchases of ordinary shares, the holding of shares in treasury would provide advantage to the Company through the opportunity to re-sell shares out of treasury, should the need arise, both quickly and cost effectively and in order to provide additional flexibility in the management of its capital base. The Directors confirm that any subsequent re-sale of shares out of treasury to satisfy the requirements of the Company’s share-based incentive schemes would be made within the overall 10% and 5% equity dilution limits for such schemes for so long as that is required by the guidelines of the Association of British Insurers.
The authority given in this resolution will expire at the conclusion of the Annual General Meeting to be held in 2007. A similar resolution has been approved by shareowners at each Annual General Meeting since 1998.

Appendix 3
Summary of the main provisions of
the Cadbury Schweppes International Share Award Plan
(the Plan)
1.	Administration
Overall responsibility for the operation and administration of the Plan is vested in the Board of Directors of the Company. For Directors and former Directors of the Company and for members, and former members, of the Chief Executive’s Committee, the day-to-day administration of the Plan will be the responsibility of the Remuneration Committee of the Board which will determine the terms of the awards of such persons and exercise the discretions in relation to such persons. For other participants, these functions will be carried out by the Board or a duly authorised committee of the Board. References in this summary to the “Appropriate Committee” should be read accordingly.

2.	The sub-plans
The Plan is divided into a number of sub-plans. One of these allows awards to be granted which entitle the participant to be paid the cash equivalent of ordinary shares in the Company (the Shares) over which the awards would otherwise be granted. Such awards will be settled in cash but may, at the discretion of the Appropriate Committee, be settled partly in cash and partly in Shares. The Remuneration Committee may set up further sub-plans including ones for employees working overseas.

3.	Eligibility
Employees (including Executive Directors) of the Group are eligible to receive awards at the discretion of the Appropriate Committee. Awards may also be granted to, or transferred to, an eligible employee’s family member or family trust. For this purpose, the Group comprises the Company and its subsidiaries and, in relation to a third sub-plan, any other company 20% of the equity share capital of which is beneficially owned by the Company (or its subsidiaries).

4.	Awards Awards may take one of three forms:
•	a conditional award, which is a deferred right to receive Shares;

•	a restricted award, which is an immediate transfer to the participant of the Shares but on terms that they may be forfeited; and

•	an option to acquire Shares for no cost (a nil-priced option).
Awards may be granted either by the Company or by the trustees of an employee benefit trust (the Employee Trust) but all awards will be satisfied either by the transfer of Shares from an Employee Trust or by treasury shares. The Company may issue Shares to the Employee Trust to enable the trustee to satisfy the awards or the trustee may purchase the necessary Shares in the market.
Awards will be personal to the participant and may not be transferred (except to a family member or a family trust). No payment will be required for the grant of an award.
5.	Timing
Awards may normally be granted in the six weeks following the announcement of the results of the Company for any period. Awards may also be granted when or shortly after an employee first becomes employed within the Group and when or shortly after an employee is promoted to a position qualifying him for an award or an enhanced level of awards, and at other times when the Appropriate Committee considers that exceptional circumstances exist.

6.	Individual limit
The annual value of awards (measured by reference to the market value of the Shares at the time of the award) will not normally exceed 50% of the participant’s base salary. This limit will not apply, however, where the award is granted to assist in the recruitment or retention of an individual or to reward outstanding performance.

7.	Plan limits The Plan will be subject to the following limits:
(i)	on any date, the aggregate nominal amount of Shares in respect of which awards may be granted may not, when added to the nominal amount of Shares allocated in the previous 10 years under all employee share schemes of the Group, exceed 10% of the equity share capital of the Company; and

(ii)	on any date, the aggregate nominal amount of Shares in respect of which awards may be granted may not, when added to the nominal amount of Shares allocated in the previous 10 years under the Plan and any other employee share scheme of the Group established for the benefit of selected employees, exceed 5% of the equity share capital of the Company.
For these purposes, Shares are allocated when rights to acquire or obtain them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. Only those Shares which are acquired by subscription (either by an employee trust or directly by a participant) are taken into account. No account is taken of Shares which an employee purchases at market value using his own funds. However, for so long as it is consistent with the guidelines of the Association of British Insurers, treasury shares will be treated in the same way as newly subscribed shares.

No awards will be granted after 18 May 2016.

8.	Performance targets
All awards granted to Directors (other than those which are granted for the purposes of assisting in the recruitment of the Director) must be made subject to performance targets. Awards granted to other senior executives of the Group (numbering approximately 100) must also be made subject to performance targets except where (as at present) the awards are granted for the purposes of assisting in the recruitment or retention of the individual or to reward outstanding performance. Awards granted to other participants may, if the Appropriate Committee so decides, be granted subject to performance targets. Where an award is subject to a performance target, it will, in normal circumstances, be measured over a period of not less than three years.

For the initial awards to be granted to those who would otherwise have qualified for options, it is intended that growth targets in Underlying Earnings Per Share (UEPS) will need to be achieved around the threshold levels established for the Group’s Long Term Incentive Plan (LTIP). The LTIP and UEPS are described in the Directors’ Remuneration Report.

The Appropriate Committee may set different performance targets from year to year. The Appropriate Committee may also change the target from time to time if events happen which make it fair and reasonable to do so but not so as to make the target either easier or more difficult to satisfy than it was when the award was granted.

9.	Vesting of awards
Where an award is subject to a performance target, it will vest, if at all, in accordance with the terms of that performance target; where an award is not subject to a performance target, it will vest at the end of the period determined by the Appropriate Committee at the time of grant.

In the case of conditional awards, the Shares will be released automatically upon vesting and Shares subject to restricted awards will cease to be subject to forfeiture. In the case of nil-priced options, the award will become exercisable on vesting and be exercisable during such period as the Appropriate Committee may have specified at the time of grant.

10.	Termination of employment
If a participant ceases to be employed within the Group for a reason which justifies his summary dismissal, his award will lapse. If the participant ceases to be employed for any other reason, he may exercise any vested award which is a nil-priced option within six months (or during such longer period as the Appropriate Committee may decide). If the participant leaves at a time when he holds an unvested award, it will lapse unless and to the extent otherwise specified by the Appropriate Committee either at the time of grant or at the time of termination.

Where the award is subject to a performance target, the Appropriate Committee will decide whether the performance target is to be measured over the normal period (in which case the period of exercise will be deferred until such time as the target has been measured) or over a shorter period. The Appropriate Committee will also decide whether the number of Shares that vest (if any) in accordance with the performance targets will be reduced pro-rata to the proportion of the performance period during which the participant was in service.

The Appropriate Committee may decide to treat as a member of the Group for these purposes any company of which the Company, directly or indirectly, beneficially owns at least 20% of the equity share capital.

11.	Change of control
Special rules apply in the event of any person acquiring 30% or more of the voting shares of the Company or a reorganisation, an amalgamation or a voluntary winding up of the Company. Where the award is not subject to a performance target, the participant will be entitled to all of the Shares.

Where the award is subject to a performance target, the performance period will be treated as ending and vesting will be calculated by reference to the achievement of the performance target up to the date of the relevant event (unless the Appropriate Committee considers that the performance target would have been met to a greater or lesser extent at the end of the performance period). The Appropriate Committee may also decide that the number of Shares that vest (if any) in accordance with the performance targets will be reduced pro-rata by reference to the proportion of the performance period that has expired prior to the relevant event.

In the event of a change of control of the Company, participants may surrender their awards in return for substitute awards over shares in the acquiring company.

12.	Listing
Application will be made for admission to the Official List of new Shares issued under the Plan and for permission to trade in those Shares. Shares issued under the Plan will rank equally in all respects with existing Shares except for rights attaching to Shares by reference to a record date prior to the date of allotment.

13.	Variation of capital etc
In the event of a variation in the share capital of the Company or in such other circumstances as the Board considers appropriate, it may adjust awards in such manner as it determines to be appropriate.

14.	Benefits non-pensionable Benefits under the Plan will not form part of a participant’s remuneration for pension purposes.

15.	Amendments
The Remuneration Committee may make such amendments to the Plan either as are necessary or desirable to take account of changes to any applicable legislation. The Remuneration Committee may also make such amendments to the Plan and to any award as may be necessary or desirable to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group.

Except as described above or for amendments designed to ease the administration of the Plan or to correct clerical errors, no amendment which is to the advantage of employees or participants may be made without the prior approval of the Company in general meeting to those provisions dealing with eligibility, individual or plan limits, the terms of awards, the adjustments of awards and the power of amendment.

Exhibit 99.4
ADMISSION PASS FOR ENTRY TO THE ANNUAL GENERAL MEETING
Please bring this pass with you to the Annual General Meeting as it will assist the admission check-in arrangements.
On arrival please hand it to one of the Company’s officials who will be on duty.

PERSONALISATION AREA

Additional Owners:
Xxxx Xxxxxx
Xxxxx Xxxxxx
Xxxxxxxx Xxxxxxx
Xxxx Xxxxxxx

Shareowner Reference Number
XXXXXXXXXXX

TYPE 39 BARCODE

FORM OF PROXY

I/We hereby appoint the Chairman of the Meeting OR the following person:

to attend and vote on my/our behalf at the Annual General Meeting of Cadbury Schweppes plc to be held on 18 May 2006 at 2.15 pm and at any adjournment of the meeting. I/We would like my/our proxy to vote on the resolutions proposed at the meeting as indicated. Where no indication is given, the proxy may vote as he or she sees fit or abstain in relation to any business of the meeting.

Shareowner Name
Shareowner Reference Number ‘SRN’

Shareowner PIN

PLEASE COMPLETE WITH AN ‘X’ IN THE APPROPRIATE BOX USING BLACK INK ALONGSIDE EACH RESOLUTION
(see notes 1 to 6 overleaf on how to complete this form)

Vote
		For	Against	Withheld
1.	Financial Statements	☐	☐	☐
2.	Declaration of Final Dividend 2005	☐	☐	☐
3.	Directors’ Remuneration Report	☐	☐	☐
4.	Re-appointment of Roger Carr	☐	☐	☐
5.	Re-appointment of Ken Hanna	☐	☐	☐
6.	Re-appointment of Todd Stitzer	☐	☐	☐
7.	Re-appointment of Lord Patten	☐	☐	☐
8.	Re-appointment of Baroness Wilcox	☐	☐	☐

Vote
		For	Against	Withheld
9.	Re-appointment of Auditors	☐	☐	☐
10.	Remuneration of Auditors	☐	☐	☐
11.	Approve proposed amendments to the International Share Award Plan	☐	☐	☐
12.	Approve proposed amendments to the 2004 Long Term Incentive Plan	☐	☐	☐
13.	Authority to allot relevant securities	☐	☐	☐
14.	Authority to disapply pre-emption rights	☐	☐	☐
15.	Authority to purchase own ordinary shares	☐	☐	☐
Signature of shareowner or proxy

Date	2	0	0	6

E165

POLL CARD FOR USE AT THE ANNUAL GENERAL MEETING

Vote
		For	Against	Withheld
1.	Financial Statements	☐	☐	☐
2.	Declaration of Final Dividend 2005	☐	☐	☐
3.	Directors’ Remuneration Report	☐	☐	☐
4.	Re-appointment of Roger Carr	☐	☐	☐
5.	Re-appointment of Ken Hanna	☐	☐	☐
6.	Re-appointment of Todd Stitzer	☐	☐	☐
7.	Re-appointment of Lord Patten	☐	☐	☐
8.	Re-appointment of Baroness Wilcox	☐	☐	☐

Vote
		For	Against	Withheld
9.	Re-appointment of Auditors	☐	☐	☐
10.	Remuneration of Auditors	☐	☐	☐
11.	Approve proposed amendments to the International Share Award Plan	☐	☐	☐
12.	Approve proposed amendments to the 2004 Long Term Incentive Plan	☐	☐	☐
13.	Authority to allot relevant securities	☐	☐	☐
14.	Authority to disapply pre-emption rights	☐	☐	☐
15.	Authority to purchase own ordinary shares	☐	☐	☐

Signature of shareowner or proxy

NOTES TO THE FORM OF PROXY

1.	A member who wishes to appoint a proxy who is not the Chairman of the meeting must insert the name of the proxy in the space provided. If no name is inserted, the Chairman of the meeting will be deemed appointed as the proxy.

2.	The choices as to how a member may vote are: for; against; or the member may withhold their vote. If a member decides to withhold their vote, the number of votes that the member has will not be counted towards the total number of votes cast “for” or “against” the resolution. If a member does not indicate a choice, their proxy will vote at his or her discretion.

3.	In the case of joint holders, the signature of any one holder is sufficient.

4.	If the appointor is a corporation, this form must be executed under its common seal or be signed by a duly authorised officer, representative or attorney of the corporation, whose capacity should be stated.

5	To be valid, this form of proxy must be completed, signed, dated and, together with any power of attorney or any other authority under which it is signed, or a duly certificated copy of such power of attorney, it must be deposited (either by hand or via the post using the enclosed reply paid envelope) with the Company’s Registrar so that it arrives by
2.15 p.m. on 16 May 2006 at the following address: The Registrar to Cadbury Schweppes plc, PO Box 1075, The Pavilions, Bridgwater Road, Bristol, BS99 3ZZ.

6.	To appoint a proxy electronically:
i.	Log onto the Registrar’s website, www.computershare.com/uk/cad/proxy, enter your unique SRN and PIN and follow the on-line instructions; or

ii.	A member of CREST may use the CREST electronic proxy appointment service. To appoint one or more proxies or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, CREST messages must be received by the issuer’s agent (ID number 3RA50) not later that 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which the issuer’s agent is able to retrieve the message. The Company may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

NOTES TO THE POLL CARD

If you have voted by post and do not wish to change your vote, you do not need to complete the poll card at the AGM. If you represent more than one shareowner (other than a shareowner who holds shares jointly with you), or if you have more than one shareholding, you should complete a separate poll card in respect of each holding.
1.	In the case of a Company, a letter of authority will be required unless a suitably completed form of proxy has already been lodged by post. Please also state on the poll card the capacity under which you are signing, e.g. director.

2.	In the case of joint shareowners, if more than one is present, the first named owner on the register should complete and sign the card.

3.	To apportion your votes, please ask the Registrar for a separate card.

4.	The “vote withheld” option is provided to enable you to refrain from voting on any resolution.